Form 20-F
period 2001-11-24
NOVAMERICAN STEEL INC
filed 2002-02-25
CIK 1046687

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED NOVEMBER 24, 2001

                       Commission file number: #000-29506

                             NOVAMERICAN STEEL INC.
             (Exact name of Registrant as specified in its charter)

                                     CANADA
                (Jurisdiction of incorporation or organization)

                2175 HYMUS BLVD., DORVAL, QUEBEC H9P 1J8, CANADA
                    (Address of principal executive offices)

    Securities registered or to be registered pursuant Section 12(b) of the Act:

Title of each class:                           Name of each exchange on which registered:
COMMON SHARES, WITHOUT NOMINAL OR              NASDAQ NATIONAL MARKET
PAR VALUE

    Securities registered or to be registered pursuant to Section 12(g) of the
Act:

           NONE

    Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

           NONE

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of November 24, 2001:

               9,700,000            COMMON SHARES
                  -0-               PREFERRED SHARES

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes  /X/                                       No  / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

                                Item 17  / /                                  Item 18  /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ITEM                                              CAPTION                               PAGE
----                                              -------                             --------
                        Statement on Forward Looking Information....................      3

                                            PART I

                    1   Identity of Directors, Senior Management and Advisers.......      3
                    2   Offer Statistics and Expected Timetable.....................      3
                    3   Key Information.............................................      3
                    4   Information on the Company..................................      8
                    5   Operating and Financial Review and Prospects................     16
                    6   Directors, Senior Management and Employees..................     23
                    7   Major Shareholders and Related Party Transactions...........     26
                    8   Financial Information.......................................     28
                    9   The Offer and Listing.......................................     29
                   10   Additional Information......................................     30
                   11   Quantitative and Qualitative Disclosures About Market
                        Risk........................................................     38
                   12   Description of Securities Other Than Equity Securities......     39

                                           PART II

                   13   Defaults, Dividend Arrearages and Delinquencies.............     39
                   14   Material Modifications to the Rights of Security Holders and
                        Use of Proceeds.............................................     39
                   15   Reserved....................................................     39
                   16   Reserved....................................................     39

                                           PART III

                   17   Financial Statements........................................     39
                   18   Financial Statements........................................     40
                   19   Exhibits....................................................     65

  Signatures........................................................................     66
  Exhibits..........................................................................     67

                    STATEMENT ON FORWARD-LOOKING INFORMATION

    Except for the statements of historical fact contained herein, the information under the headings "Item 4 Information on the Company", "Item 5 Operating and Financial Review and Prospects", "Item 11 Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this Form 20-F Annual Report constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "believe", "estimate", "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including those identified in the section captioned "Key Information--Risk Factors". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, believed, estimated or projected.

                                     PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3 KEY INFORMATION

SELECTED FINANCIAL DATA

    The selected financial data presented below, other than references to tons sold and processed, have been derived from the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries ("Novamerican" or the "Company") for the five years ended November 24, 2001 which were audited by Raymond Chabot Grant Thornton, Chartered Accountants, General Partnership. The selected financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Operating and Financial Review and Prospects," the Consolidated Financial Statements and other financial information included elsewhere in this document. All financial data presented is expressed in U.S. dollars.

                                                                                       YEARS ENDED (a)
                                                             -------------------------------------------------------------------
                                                              NOV. 29,      NOV. 28,      NOV. 27,      NOV. 25,      NOV. 24,
                                                                1997          1998          1999          2000          2001
                                                             -----------   -----------   -----------   -----------   -----------
                                                               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA,
                                                                          PERCENTAGES AND TONS SOLD AND PROCESSED)
STATEMENT OF OPERATIONS DATA:
Net sales..................................................   $ 401,512     $ 401,090     $ 426,692     $ 478,506     $ 417,029
Cost of sales..............................................     326,384       324,612       331,544       375,377       322,057
                                                              ---------     ---------     ---------     ---------     ---------
Gross margin...............................................      75,128        76,478        95,148       102,729        94,972
Operating expenses.........................................      53,493        56,224        66,522        75,801        76,674
                                                              ---------     ---------     ---------     ---------     ---------
Operating income...........................................      21,635        20,254        28,626        26,928        18,298
Interest expense...........................................       6,375         5,202         5,181         6,426         6,455
                                                              ---------     ---------     ---------     ---------     ---------
                                                                 15,260        15,052        23,445        20,502        11,843
Share in income of joint ventures..........................       1,253           947           759           711            74
                                                              ---------     ---------     ---------     ---------     ---------
                                                                 16,513        15,999        24,204        21,213        11,917
Unrealized loss on foreign exchange contracts..............       1,347         1,170            82            --            --
                                                              ---------     ---------     ---------     ---------     ---------
Income before income taxes and minority interest...........      15,166        14,829        24,122        21,213        11,917
Income taxes...............................................       5,145         5,805         9,401         8,021         3,903
                                                              ---------     ---------     ---------     ---------     ---------
Income before minority interest............................      10,021         9,024        14,721        13,192         8,014
Minority interest..........................................         358           245           390           180            --
                                                              ---------     ---------     ---------     ---------     ---------
Net income.................................................   $   9,663     $   8,779     $  14,331     $  13,012     $   8,014
                                                              =========     =========     =========     =========     =========
Basic and diluted income per share (b).....................   $    1.26     $    0.91     $    1.48     $    1.34     $    0.83
                                                              =========     =========     =========     =========     =========
Operating income per share.................................   $    2.83     $    2.09     $    2.95     $    2.78     $    1.89
                                                              =========     =========     =========     =========     =========
Weighted average Common Shares outstanding.................   7,639,011     9,700,000     9,700,000     9,700,000     9,700,000
                                                              =========     =========     =========     =========     =========

                                                                                       YEARS ENDED (a)
                                                             -------------------------------------------------------------------
                                                              NOV. 29,      NOV. 28,      NOV. 27,      NOV. 25,      NOV. 24,
                                                                1997          1998          1999          2000          2001
                                                             -----------   -----------   -----------   -----------   -----------
                                                               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA,
                                                                          PERCENTAGES AND TONS SOLD AND PROCESSED)
OTHER DATA:
EBITDA (c).................................................   $  24,559     $  23,136     $  33,229     $  32,731     $  24,391
Capital expenditures.......................................   $   5,132     $  22,308     $   8,289     $  24,128     $   9,279
Depreciation and amortization..............................   $   3,376     $   3,350     $   4,316     $   5,272     $   6,019
Dividends..................................................   $   7,318            --            --            --            --
Gross margin...............................................        18.7%         19.1%         22.3%         21.5%         22.8%
Operating margin...........................................         5.5%          5.0%          6.7%          5.6%          4.4%
Income before income taxes and minority interest...........         3.8%          3.7%          5.7%          4.4%          2.9%

Tons sold and processed (unaudited):
  Direct sales.............................................     667,000       683,000       761,000       795,000       773,000
  Toll processing..........................................     162,000       158,000       350,000       599,000       667,000
                                                              ---------     ---------     ---------     ---------     ---------
                                                                829,000       841,000     1,111,000     1,394,000     1,440,000
                                                              =========     =========     =========     =========     =========

                                                                                YEARS ENDED (a)
                                                              ----------------------------------------------------
                                                              NOV. 29,   NOV. 28,   NOV. 27,   NOV. 25,   NOV. 24,
                                                                1997       1998       1999       2000       2001
                                                              --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS OF U.S. DOLLARS)
BALANCE SHEET DATA:
Current assets..............................................  $128,039   $129,536   $146,549   $153,568   $140,548
Current liabilities.........................................    59,685     67,944     74,937    113,677     64,494
Working capital.............................................    68,354     61,592     71,612     39,891     76,054
Total assets................................................   174,148    192,637    214,290    242,077    236,962
Total debt..................................................    52,782     61,515     52,129     82,545     74,684
Net assets..................................................    60,782     66,346     82,412     93,288     99,668
Share capital...............................................    28,404     28,404     28,404     28,404     28,404

------------------------------

(a) The Company's fiscal year end is the last Saturday of November.

(b) Basic and diluted income per share is based upon the weighted average number of Common Shares outstanding during the respective years. Stock options were not included in the computation of diluted income per share because they are not dilutive since the exercise price of the options is greater than the market price of the Common Shares.

(c) "EBITDA" consists of earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of the Company's operating results. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of the Company's performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

RISK FACTORS

    The following issues, among others, may have a material effect on the Company's financial performance.

    COST OF RAW MATERIALS; IMPACT OF CHANGING STEEL PRICES. The principal raw material used by the Company is flat-rolled carbon steel which the Company typically purchases from steel producers. The steel industry as a whole is cyclical and at times pricing and availability can be volatile due to numerous factors beyond the Company's control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates. This volatility could adversely affect the Company's business, results of operations and financial condition.

    Steel service centers maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of their customers. Accordingly, the Company purchases steel in an effort to maintain its inventory at levels that it believes to be appropriate to satisfy the anticipated needs of its customers based upon historic buying practices, contracts with customers and market conditions. The Company's commitments for steel purchases are generally at prevailing market prices in effect at the time the Company places its orders. The Company has no long-term, fixed-price steel purchase contracts. When raw material prices increase, competitive conditions will influence how much of the steel price increase can be passed on to the Company's customers. When raw material prices decline and the Company uses existing steel inventory, customer demands for lower prices could result in lower sale prices and lower margins. Changing steel prices therefore could adversely affect the Company's business, results of operations and financial condition.

    RISKS ASSOCIATED WITH EXPANSION. Historically, the Company has grown internally by increasing sales to existing customers, aggressively pursuing new customers and, in response to customer demand, acquiring and upgrading processing equipment and services in order to expand the range of value-added services it can offer. In addition, growth has occurred through external expansion by the acquisition of other steel service centers and related businesses. Although the Company intends to continue to actively pursue its growth strategy in the future, there can be no assurance that the anticipated growth will occur. In addition, although the Company has purchased equipment only in response to identified customer demand, the expansion of an existing facility or construction of a new facility could have an adverse effect on the Company's results of operations due to the impact of the start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions could result in unforeseen difficulties in integrating the acquired businesses with the Company's existing business and could divert a disproportionate amount of management time and attention. Moreover, the incurrence of additional indebtedness to pay for expansion costs or acquisition costs could adversely affect the Company's liquidity and financial stability and the issuance of Common Shares to effect acquisitions could result in dilution to the Company's shareholders. Although the Company frequently evaluates potential acquisitions, the Company currently has no understandings, agreements or commitments to make any acquisitions. There can be no assurance that any new facility or operation of any future acquisitions, if completed, would be profitable. See "Information on the Company--History and Development of the Company."

    CYCLICALITY OF DEMAND. Certain of the Company's products are sold to industries that experience significant fluctuations in demand based on economic conditions or other factors beyond the control of the Company. The Company's diversified customer base, geographic base and growth strategy serve to reduce such cyclicality; however, there can be no assurance that the Company will be able to increase or maintain its level of sales or prices in periods of economic stagnation or downturn.

    Sales of the Company's products for use in the automotive industry accounted for approximately 16.8% of the Company's net sales in fiscal 2001 and approximately 17.2% of net sales in fiscal 2000. Such sales include sales directly to the automobile manufacturers and to their component and parts suppliers as well as to manufacturers supplying the automotive "after market" components and parts. The automobile industry experiences fluctuation in demand based on numerous factors such as general economic conditions and consumer confidence. The automobile industry is also subject, from time to time, to labor problems, which may result in reduced demand for the Company's products during work stoppage.

    EXCHANGE RATE FLUCTUATIONS. Although the Company's financial results are reported in U.S. dollars, a substantial portion of its revenues are received in, and its expenses are incurred in, Canadian dollars. In determining its results of operations, the Company converts the sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, into Canadian dollars based upon the exchange rate at the time of receipt or the exchange rate pre-determined through hedging instruments. See "Operating and Financial Review and Prospects--Hedging."

    Exchange rate fluctuations are beyond the control of the Company and although the Company partially hedges its currency exposure, there can be no assurance that changes in the rate of exchange between the Canadian dollar and the U.S. dollar will not adversely affect the Company's business, financial condition, results of operations and cash flow. See "Quantitative and Qualitative Disclosures About Market Risk."

    ENVIRONMENTAL MATTERS. The nature of the Company's business may expose it to environmental liability claims, even if such claims are without merit. American Steel and Aluminum Corporation ("American Steel") has been named as one of nineteen defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI, which has been categorized as a Superfund site by federal authorities. The plaintiffs claim that the Company is liable based upon alleged shipments to the site by American Steel, prior to its 1996 acquisition. The plaintiffs have identified over 100 potentially responsible parties ("PRPs") and are seeking to form a PRP committee with the objective of reaching a negotiated resolution of their claims. The plaintiffs seek recovery of approximately $0.6 million for investigative expenses, together with a declaration of liability for all future response costs at the site. Future investigative costs are estimated at $3.0 million. It is not currently possible to estimate future remediation costs. Plaintiffs have agreed to refrain temporarily from litigating their claims against defendants such as the Company that are participating in the PRP committee formation process. The Company believes it has meritorious defenses against the claims raised in the action, and intends to defend its position vigorously should the litigation proceed. However, the Company cannot provide assurances that it will prevail should the litigation proceed and any significant loss could have a material adverse effect on the financial results of the Company.

    In addition, the Company's processing centers and manufacturing facilities are subject to many federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment. The Company has made, and will continue to make, expenditures to remain in compliance with such laws and regulations. The Company believes that its facilities are in material compliance with these laws and regulations and does not believe that continued compliance with such laws and regulations will have an adverse effect on its results of operations or financial condition. If applicable environmental laws become more stringent in the future, the Company's capital expenditures and compliance costs relating to environmental matters could increase. In addition, due to the possibility of unanticipated factual or regulatory developments, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated.

    Certain of the facilities occupied by the Company have been in operation for many years and, over such time, the Company and prior owners or operators of such properties may have generated and disposed of wastes which are or may be considered hazardous. Accordingly, it is possible that additional environmental liabilities may arise in the future.

    DEPENDENCE ON KEY INDIVIDUALS. The success of the Company's business is dependent upon the management and leadership of D. Bryan Jones, the Company's President and Chief Executive Officer, and certain other members of the Company's senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could adversely affect the Company. There can be no assurance that the Company will be able to retain its existing senior management personnel or to attract additional qualified personnel. See "Directors, Senior Management and Employees."

    LIQUIDITY. Although the Company's shares are registered under the Securities Act and trade on the Nasdaq National Market (the "Nasdaq"), currently, there is limited volume of trading. Accordingly, investors may not be able to rapidly divest a portion of their shares or liquidate their investment should they desire to do so.

    COMPETITION. The principal markets served by the Company are highly competitive. The Company competes on a regional basis with steel service centers and, to a certain degree, primary steel producers and intermediate steel processors. The Company has different competitors for each of its products and within each region. Certain of these competitors have financial and operating resources in excess of those of the Company. Although the Company has been able to successfully compete in the past, no assurance can be given that it will be able to continue to do so. Increased competition could have an adverse effect on the Company's net sales and profitability in the future. See "Information on the Company--Competition."

    CONTROL BY EXISTING SHAREHOLDERS. Approximately 81.1% of the outstanding Common Shares are owned by certain officers and directors of the Company. See "Directors, Senior Management and Employees--Share Ownership." Accordingly, they will collectively retain the power to elect the entire Board of Directors of the Company and determine the outcome of any other matters submitted to the Company's shareholders for approval.

    LABOR CONTRACTS; RISK OF WORK STOPPAGE. Certain of the employees at ten of the Company's 24 facilities are organized by the United Steel Workers, the Teamsters, the Sheet Metal Workers and independent employees associations, representing in the aggregate approximately 311 of its 1,087 employees. The Company's labor contracts expire on staggered dates. During the next twelve months, the labor contract with the Teamsters at the Company's Ashland facility covering fourteen employees will expire. While management does not expect that work stoppages will arise in connection with the renewal of labor agreements expiring in the foreseeable future, no assurance can be given that work stoppages will not occur. Widespread work stoppages could have an adverse effect on the Company's business, financial condition and results of operations if they were to last for a significant period of time. See "Directors, Senior Management and Employees--Employees."

    FINANCIAL LEVERAGE. The Company's indebtedness may increase as it continues to borrow under existing or future credit arrangements in order to finance construction and expansion activities, future acquisitions and for general corporate purposes, which would increase the associated risks. These risks include: sensitivity to adverse economic conditions; inability to fund future working capital, acquisitions, capital expenditures and other general corporate requirements; limits on its flexibility in planning for, or reacting to, changes in its business and the steel industry; limits on future borrowings under its existing or future credit arrangements, which could affect its ability to pay its indebtedness or to fund its other liquidity needs; inability to generate sufficient funds to cover required interest payments; and restrictions on its ability to refinance its indebtedness on commercially reasonable terms. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

    RESTRICTIVE LOAN COVENANTS MAY LIMIT THE COMPANY'S ABILITY TO PURSUE ITS ACQUISITION STRATEGY. The Company's credit facilities contain covenants restricting or limiting its ability to, among other things: incur additional indebtedness; pay dividends or make other restricted payments; make asset dispositions; permit liens; and make capital expenditures and other investments. These restrictions may adversely affect its ability to pursue its acquisition and other growth strategies. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

    LACK OF DIVIDENDS. The Company does not anticipate paying cash dividends on its Common Shares for the foreseeable future. The Company, at present, intends to retain any future earnings to finance operations and expansion.

    HOLDING COMPANY STRUCTURE; RELIANCE ON DISTRIBUTIONS FROM SUBSIDIARIES. The Company has no direct business operations other than its ownership of the capital stock of its subsidiaries. As a holding company, the Company is dependent on dividends, interest payments, managements fees or other intercompany transfers of funds from its subsidiaries to enable it to pay dividends and to meet its direct obligations. The Company's subsidiaries' credit facilities allow the payment to the Company of dividends and interest under certain conditions. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

ITEM 4 INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

    Novamerican Steel Inc. was incorporated on April 4, 1997 under the Canada Business Corporations Act. The Company's registered offices, principal place of business and principal executive offices are located at 2175 Hymus Blvd., Dorval, Quebec, Canada H9P 1J8. The Company's telephone number at the principal executive offices is (514) 335-6682.

    Following the incorporation of the Company in 1997, a reorganization of the various operations wholly-owned or controlled by D. Bryan Jones or Scott B. Jones, the son of D. Bryan Jones, brought the operations under one holding company. Novamerican is the holding company for two main operating groups:
(i) the Canadian affiliates, consisting of Nova Steel Ltd., Metco Steel Inc., Nova Tube Inc., Cresswell Roll Forming Inc., Argo Steel Ltd., Nova Tube
Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited, (collectively, the "Canadian Affiliates" or "Nova"); and (ii) the U.S. affiliates, consisting of Integrated Steel Industries, Inc. ("ISI"), a U.S. holding company, and American Steel and Aluminum Corporation ("American Steel"), Nova Tube and Steel, Inc. and BethNova Tube, LLC, (collectively, the "U.S. Affiliates" or "ISI"). See "Organizational Structure".

    Nova Steel Ltd. was established as a processor of hot-rolled carbon steel in 1979 by D. Bryan Jones, President and Chief Executive Officer of the Company. In 1983, Nova Steel Ltd. acquired and installed its first tube mill in Montreal. Subsequently in 1987, this operation became Nova Steel Ltd.'s (60%) contribution to a joint venture, Delta Tube and Company, Limited, for the toll rolling of tubing, with Ispat Sidbec Inc. (40%). In 1985, the majority of the shares of Cresswell Roll Forming Inc., a roll forming, stamping and manufacturing business in Quebec, were acquired. In 1989, Argo Steel Ltd., a processor of hot-rolled, cold-rolled and galvanized steel products was established in Montreal, with a 50.9% interest now held by the Company. This expansion was followed in October 1991 with the establishment of Metco Steel Inc.. This company is a processor of carbon steel plate and plate coil and operates in a Montreal location, formerly occupied by Candiv Steel, a company whose equipment and inventories were purchased by Nova Steel Ltd. in February 1991.

    In July 1991, Nova Tube Inc. acquired a tube mill operation in Baie d'Urfe, Quebec and, in May 1996, Nova Tube Ontario Inc. ("NTO") was established with the installation of a technologically advanced tube mill in Mississauga, Ontario.

    American Steel, which was founded in 1962 and acquired in August 1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms.

    On November 7, 1997, the Company completed its initial public offering of 2,200,000 Common Shares of its capital stock in the United States and the Company's Common Shares were listed on the Nasdaq and currently trade under the symbol of "TONS". As of February 20, 2002, the Company had 9,700,000 Common Shares outstanding.

    In December 1998, the Company, through its 50.9% owned subsidiary, Argo Steel Ltd., acquired the assets of a steel slitting operation and established a processing center in Brampton, Ontario where it installed a .134" X 75" blanking line.

    During 1998, the Company built a processing facility in Stoney Creek, Ontario, Nova Steel Processing Centre Ltd. ("NSPC"), and installed a 400,000 ton per year pickling line together with a technologically advanced 200,000 ton per year slitting line. Both the pickling line and the slitting line were commissioned and went into full production during the first quarter of 1999. A second slitting line installed in 2000 has been in full production throughout 2001.

    During 2000, Novamerican Tube Holdings, Inc., a wholly-owned subsidiary of ISI, formed a joint venture with Bethlehem Steel Corporation, BethNova Tube, LLC ("BethNova"), to produce steel tubing for use in hydroforming of automobile and truck components. This state-of-the-art tube manufacturing facility in Jeffersonville, IN was completed in 2001 and began ramping up production in the fourth quarter of 2001. The bulk of the tube production at the new facility is dedicated to Dana Corporation, a major automotive parts supplier, which has built a new hydroforming plant near Elizabethtown, KY.

    In November 2000, the Company built a new tubing facility, Nova Tube and Steel, Inc. ("NTS"), in Morrisville, PA. Phase one, the structural tube mill, began production in November 2000 and is capable of producing hollow structural sections ("HSS") up to 6" X 6" X 3/8". Phase two, consisting of a heavy gauge slitter and cut-to-length line was completed in November 2001 and is now in full production.

    During 2000, the Company expanded its Auburn, MA facility with an addition of 35,000 square feet. A new blanking line, which has increased American Steel's product range, was installed and went into production in the third quarter of 2001.

    ACQUISITION AND EXPANSION STRATEGY. The Company's overall objective is to increase profits by strategically acquiring other steel service centers and related businesses, acquiring and upgrading processing equipment and services in response to customer demand, expanding into new domestic and international markets, increasing sales to existing customers and aggressively pursuing new customers. The Company's acquisition strategy is to pursue opportunities which, among other things, are located in areas geographically contiguous to regions currently served, provide value-added processing capability, expand its range of services and customer base and possess strong local management. In addition, the Company continually reviews opportunities to internally expand its capabilities in such contiguous areas in order to better serve the needs of its customers and develop new markets for processed steel and tubing. Although the Company regularly evaluates acquisition opportunities, the Company currently has no understandings, agreements or commitments in such regard.

BUSINESS OVERVIEW

    Novamerican processes and distributes carbon steel, stainless steel and aluminum products and operates as an intermediary between primary metal producers and manufacturers. In addition to flat-rolled processing, including pickling, slitting, blanking, cutting-to-length and roll forming to customer specifications, the Company produces steel tubing used for a variety of markets such as the structural and automotive markets (including tubing used expressly for hydroforming) and also manufactures steel components for heavy equipment.

    Novamerican's revenues are derived from sales in the United States and Canada, with approximately 54.3% of the Company's 2001 sales made to customers in the United States and the balance of approximately 45.7% to customers in Canada. The United States and Canadian markets are viewed by management as generally homogeneous with respect to business environment, levels of risk and profitability. The Company has its headquarters in Dorval, Quebec and presently operates in thirteen locations in Canada and in eleven locations in the United States.

    The Company's business strategy is focused on achieving profitable growth and higher margins through investment in value-added manufacturing and processing equipment and selective acquisitions. The Company's acquisition strategy is to pursue opportunities, which among other things, are located in areas geographically contiguous to regions currently served, provide value-added processing capability, expand its range of services and customer base and possess strong local management. The Company believes that its steel service center and processing operations will continue to grow as a result of four principal industry trends: (i) customer demand for higher quality products and services, (ii) outsourcing of manufacturing processes by North American manufacturers, (iii) the consolidation of industry participants and (iv) the shift by major customers to fewer and larger suppliers.

PRODUCTS AND SERVICES

    The Company processes and distributes carbon steel, stainless steel and aluminum products and operates as an intermediary between primary metal producers and the manufacturers that require processed metal, often on a just-in-time delivery basis. In addition to flat-rolled processing and roll forming to customer specifications, Novamerican, through its subsidiaries, produces steel tubing used for a variety of markets such as structural and automotive markets (including tubing used expressly for hydroforming) and also manufactures steel components for heavy equipment. Novamerican is the holding company for two main operating groups: Nova in Canada and ISI in the United States.

    Nova, which was founded in 1979, operates in thirteen locations in Central Canada. Nova is a flat-rolled service center and manufacturer of tubing and certain specialized end-products, focusing on value-added processing to meet specific customer needs. Nova provides service to a broad base of approximately 1,300 customers in Canada and the United States, which include manufacturers of automobiles and automotive parts, construction equipment, agricultural equipment, resellers and general steel fabricators. Nova's flat-rolled processing capabilities include pickling, slitting, leveling and cutting-to-length, blanking, edging, shearing, burning and roll forming.

    American Steel, which was founded in 1962 and acquired in mid-1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products, including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms. In fiscal 2001, Nova supplied 3.8% of American Steel's products at market rates, and is capable of supplying American Steel with approximately one-half of its product line. American Steel provides local service on a just-in-time basis to a broad base of approximately 7,500 U.S. customers, which include industrial manufacturers, resellers and fabricators in the automobile, automotive supply, appliance, electrical, heavy equipment, agricultural machinery and office equipment manufacturing industries. American Steel's processing capabilities include bar sawing, burning, shearing, leveling and cutting-to-length, blanking and slitting.

    At its processing operations, the Company maintains a substantial inventory of coil, plate coil and plate generally purchased from primary producers. The Company's inventory of carbon and stainless steel and aluminum is purchased in the form of a continuous sheet, typically from 36 to 96 inches wide, between ..015 and .750 inches thick and rolled into 10 to 30 ton coils. Because of the width, size and weight of these coils and the equipment required to move and process them into smaller sizes, such coils do not meet the requirements of many customers without further processing by the Company.

    The Company's tubing operations presently consist of six mills of which four are located in Canada and two are located in the United States. The majority of the Company's tube production is HSS structural tubing. However, two of the Company's tube mills were constructed specifically to meet the needs of high pressure hydroforming for the automotive industry. Hydroforming is an innovative technology used in the manufacture of certain automotive parts which involves the application of water at high pressure to form and shape steel tubes and reduces the cost and the weight of a steel component. One of these tube mills is located at the NTO facility in Canada. The other mill is located at the BethNova facility in Jeffersonville, IN, the Company's joint venture with Bethlehem Steel Corporation.

    The Company's services include pickling and the traditional service center processes of slitting, leveling and cutting-to-length and shearing as well as higher value-added processes of tubing, roll forming, blanking and plate burning to process steel to specified lengths, widths and shapes pursuant to specific customer orders. Pickling is an in-line process for cleaning hot-rolled steel coils of rust, scale and dirt. Slitting involves cutting steel to specified widths along the length of the coil. Leveling is a process used to flatten any shape deficiencies in the steel coil. Cutting-to-length involves cutting steel along the width of the coil. Shearing is the process of cutting sheet steel. Tubing is the process in which flat-rolled coils are formed into a circular, oval, square or rectangular shape. Roll forming is the process in which flat-rolled coils can be pre-punched, in-line welded and formed into sophisticated shapes for specific purposes. Blanking cuts steel into specific shapes with close tolerances. Plate burning is the process of cutting steel, typically in excess of one inch thick, into specific shapes and sizes.

SUPPLIERS

    The Company purchases flat-rolled steel for processing from a number of North American and international primary steel producers. The Company concentrates on developing relationships with high-quality North American integrated steel mills and mini-mills, as well as international primary steel producers, and on becoming a valued customer of such producers. The Company is a major customer of flat-rolled coil for many of its principal suppliers, but is not dependent on any one supplier. The Company purchases from steel producers in quantities that are efficient for such producers. This enables the Company to maintain a continued source of supply at what it believes to be competitive prices. The Company believes the accessibility and proximity of its facilities to major steel producers will continue to be an important factor in maintaining relationships with them.

    The steel industry as a whole is cyclical, and at times pricing and availability can be volatile due to numerous factors beyond the Company's control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates.

CUSTOMERS AND DISTRIBUTION

    Each of the Company's distribution operations maintains its own sales and marketing staff. The Company's combined sales force consists of 134 salaried inside and outside sales representatives of which 26 are commissioned representatives. The Company's sales efforts are focused primarily on direct customer contact. The Company believes that its commitment to quality, service and just-in-time delivery has enhanced its ability to build and maintain strong customer relationships, while expanding its geographic growth through the continued training and addition of sales personnel.

    In fiscal 2001, the Company processed steel for sale to approximately 8,800 customers. The Company's diversified customer and geographic base serves to reduce its exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2001, the Company's top twenty customers accounted for less than 21.2% of total net sales and no single customer accounted for more than 2.6% of total net sales. Major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, ship building material, construction and heavy equipment and agricultural equipment. Sales to automobile manufacturers and their suppliers combined with sales to manufacturers supplying the automotive "after market" components and parts accounted for approximately 16.8% of total net sales and sales to other steel service centers accounted for approximately 14.0% of total net sales.

    Most of the Company's customers are located in the Northeastern and Mid-Atlantic United States and in Central Canada. Most customers are located within a 250-mile radius of one of the Company's facilities, allowing the Company to operate an efficient delivery system capable of handling a high volume of short lead-time orders. The Company transports most of its products directly to customers via its own fleet of trucks, through independent trucking firms and through a logistics company owned by a director of the Company. See "Major Shareholders and Related Party Transactions--Related Party Transactions".

    The following table sets forth the net sales of Nova and the U.S. Affiliates for the past three fiscal years:

                                                              NOV. 24,   NOV. 25,   NOV. 27,
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                              (IN THOUSANDS OF U.S. DOLLARS)
Nova........................................................  $220,956   $264,188   $228,578
U.S. Affiliates.............................................   206,270    219,504    205,464
Eliminations................................................   (10,197)    (5,186)    (7,350)
                                                              --------   --------   --------
                                                              $417,029   $478,506   $426,692
                                                              ========   ========   ========

COMPETITION

    The Company competes with other regional and national steel service centers, single location service centers and, to a certain degree, primary steel producers and intermediate steel processors on a regional basis. The Company has different competitors for each of its products and within each geographic region. The Company competes on the basis of price, product selection and availability, customer service, quality and geographic proximity. Certain of the Company's competitors have financial and operating resources in excess of those of the Company.

ENVIRONMENTAL

    The Company's facilities are subject to comprehensive and frequently changing federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment, including those related to air emissions, wastewater discharges, treatment, storage and disposal of hazardous substances and other materials and wastes, occupational health and safety, and in general, the emissions of pollutants into the environment.

    The Company believes that it is in material compliance with all applicable environmental laws and regulations. The Company does not anticipate any material expenditures to meet environmental requirements and does not believe that continued compliance with such laws and regulations will have a material adverse effect on its operations or financial condition. The Company has, however, been named as a defendant in an action brought by two private parties under CERCLA with respect to a Superfund site. See "Key Information--Risk Factors--Environmental Matters."

ORGANIZATIONAL STRUCTURE

    The following chart illustrates the organization of the Company's subsidiaries and the country of organization:

NOVAMERICAN STEEL INC. (Canada)

    100%--Nova Tube Inc. (Canada)

    100%--Nova Tube Ontario Inc. (Canada)

    100%--Metco Steel Inc. (Canada)

    100%--Cresswell Roll Forming Inc. (Canada)

    100%--Nova Steel Proc. Centre Ltd. (Canada)

    100%--156499 Canada Inc. (Canada)

       50.9%--Argo Steel Ltd. (Canada)

       100%--Nova Steel Ltd. (Canada)

           60% Equity interest--Delta Tube & Co., Ltd. (Canada)
               (50% Voting interest)

       100%--Integrated Steel Industries, Inc. (U.S.)

           100%--American Steel and Alum. Corp. (U.S.)

           100%--Nova Tube and Steel, Inc. (U.S.)

           100%--Novamerican Tube Holdings, Inc. (U.S.)

               50% Equity interest--Bethelem Tube, LLC (U.S.)

PROPERTY, PLANTS AND EQUIPMENT

    American Steel, founded in 1962, was acquired by the Company in mid-1996. American Steel is a processor and distributor of carbon and stainless steel and aluminum products. The following chart describes each of American Steel's nine locations and their operations:

LOCATION                                                 DESCRIPTION OF OPERATIONS              TITLE
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 39,700 sq. ft        - Pipe and tubing, hot-rolled products and      Owned
Albany, NY              - Shearing               galvanized sheet
                        - Bar sawing
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 45,000 sq. ft        - Stainless steel and aluminum                  Owned
Ashland, VA             - Shearing             - All carbon steel products
                        - Bar sawing
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 106,700 sq. ft       - Leading supplier of cold-rolled, high         Owned
Auburn, MA              - Slitting line          carbon, strip steel in the Northeastern
                        - Leveling and           United States
                          cut-to-length        - Processing of galvanized coil to supply
                          line                   sheets for the entire Company
                        - Blanking line        - Processing of coated sheets, intermediate
                                                 tempered sheets and bright finished
                                                 materials
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 49,000 sq. ft        - Hot-rolled products, cold-rolled bars,        Owned
Cumberland, RI          - Shearing               specialty plate burning and stainless steel
                        - Bar sawing             and aluminum
                        - Burning              - Tubing
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 104,000 sq. ft       - Full line of products, particularly           Owned
Harrisburg, PA          - Shearing               stainless steel and aluminum sheet and
                        - Bar sawing             tubing
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 34,000 sq. ft        - Cold finished carbon steel bars,              Owned
Hartford,CT             - Shearing               cold-rolled, coated, aluminum and stainless
                        - Bar sawing             steel sheet
                                               - "Full bundle" business in both bars and
                                                 sheet
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 55,000 sq. ft        - Aluminum, stainless steel, cold-rolled,       Owned
Norwood, MA             - Shearing               hot-rolled and coated sheet
                        - Bar sawing           - Tubing and cold finished carbon steel bars
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 56,000 sq. ft        - All products, including high strength,        Owned
Portland, ME            - Shearing               hot-rolled plates for the shipbuilding
                        - Bar sawing             industry and stainless steel bar grating for
                                                 corrosive pulp and paper and food processing
                                                 industries
                                               - Tubing
-------------------------------------------------------------------------------------------------------
AMERICAN STEEL/         - 53,000 sq. ft        - Primarily hot-rolled products, stainless      Owned
Syracuse, NY            - Shearing               steel and structural tubing
                        - Bar sawing
-------------------------------------------------------------------------------------------------------

    In addition to the American Steel locations, the Company also has two tubing facilities in the United States.

SUBSIDIARY/LOCATION                                      DESCRIPTION OF OPERATIONS       TITLE
--------------------------------------------------------------------------------------------------
NOVA TUBE AND STEEL, INC./ - 163,300 sq. ft             - Hot-rolled HSS tubing up           Owned
Morrisville, PA            - HSS tube mill up to          to 6" square
                             6"X6"X 3/8"                - Hot-rolled sheet and
                           - Heavy gauge slitter          plate coil
                           - Heavy gauge
                             cut-to-length line
--------------------------------------------------------------------------------------------------
BETHNOVA TUBE, LLC/        - 108,000 sq. ft             - High quality mechanical            Owned
Jeffersonville, IN         - Mechanical tube mill up      tubing targeting
(50% owned)                  to 7" O.D.                   hydroformed automobile
                                                          and truck frame
                                                          components.
--------------------------------------------------------------------------------------------------

    Nova, founded in 1979, has grown from a single slitting line operation to become a leading steel service center and tube mill operation serving the central Canadian market. These facilities constitute a broad, equipment-based steel service center operation which provides manufacturing and value-added processing to meet specific customer needs. The following chart describes each of Nova's thirteen locations and their operations:

SUBSIDIARY/LOCATION                                     DESCRIPTION OF OPERATIONS       TITLE
--------------------------------------------------------------------------------------------------
NOVA STEEL LTD./          - 75,500 sq. ft              - Hot-rolled, hot-rolled          Leased to
Dorval, Quebec            - Three slitting lines         pickled and oiled and       Nov. 30, 2002
                          - Cut-to-length line           cold-rolled products and
                          - Multiple blanking line       tubing
                          - Three flat bar edging
                            lines
--------------------------------------------------------------------------------------------------
NOVA STEEL LTD./          - 49,100 sq. ft              - Hot-rolled, hot-rolled          Leased to
Cambridge, Ontario        - Two slitting lines           pickled and oiled,          Nov. 30, 2004
                          - Cut-to-length line           cold-rolled and coated
                          - Shearing                     sheets, plates and slit
                                                         coils
--------------------------------------------------------------------------------------------------
DELTA TUBE & CO., LTD./   - 100,000 sq. ft             - Toll rolling of HSS                 Owned
LaSalle, Quebec           - HSS tube mill, up to         tubing for Nova and
(60% owned)                 5"X5"X 1/4"                  pipe for Ispat Sidbec
                                                         Inc.
--------------------------------------------------------------------------------------------------
NOVA TUBE INC./           - 47,100 sq. ft              - Toll rolling of tubing          Leased to
Baie D'Urfe, Quebec       - Hot-rolled tube mill         for Nova for the             May 31, 2003
                          - Cold-rolled tube mill up     automotive and furniture
                            to 3" O.D.                   industries, other
                                                         manufacturers and the
                                                         structural market
--------------------------------------------------------------------------------------------------

SUBSIDIARY/LOCATION                                     DESCRIPTION OF OPERATIONS       TITLE
--------------------------------------------------------------------------------------------------
NOVA TUBE ONTARIO INC./   - 50,000 sq. ft              - Toll rolling of high            Leased to
Mississauga, Ontario      - Cold-rolled tube mill        quality mechanical         April 30, 2007
                            up to 4" O.D.                tubing for Nova for
                                                         the hydroforming process
                                                         in the automotive
                                                         industry and for other
                                                         automotive and general
                                                         manufacturing
                                                         applications
--------------------------------------------------------------------------------------------------
NOVA STEEL PROCESSING     - 171,000 sq. ft             - Pickling and slitting of            Owned
CENTRELTD./               - Pickling line                coils on a toll rolling
Stoney Creek, Ontario     - Two slitting lines           basis
--------------------------------------------------------------------------------------------------
ARGO STEEL LTD./          - 53,000 sq. ft              - Hot-rolled, cold-rolled         Leased to
Lachine, Quebec           - Slitting line                and galvanized products     Dec. 31, 2002
(50.9% owned)             - Cut-to-length line           for general manufacturing
                          - Blanking line                applications
                          - Shearing
--------------------------------------------------------------------------------------------------
ARGO STEEL LTD./          - 43,300 sq. ft              - Hot-rolled, cold-rolled         Leased to
Brampton, Ontario         - Precision multi-blanking     and galvanized products     Nov. 30, 2003
(50.9% owned)               line                         for general manufacturing
                          - Slitting line                applications
--------------------------------------------------------------------------------------------------
METCO STEEL INC./         - 71,000 sq. ft              - Hot-rolled sheets, plate        Leased to
Lachine, Quebec           - Two cut-to-length lines      and plate coil products    March 31, 2002
                          - Burning
--------------------------------------------------------------------------------------------------
CRESSWELL ROLL            - 127,000 sq. ft             - Variety of sophisticated            Owned
FORMING INC./             - Fifteen roll forming         roll formed sections on
Granby, Quebec              lines                        customer demand
                          - Seven punch presses        - Pallet racking
                          - Stamping and
                            manufacturing
                          - In-line welding
                          - Electrostatic powder
                            coating
--------------------------------------------------------------------------------------------------
CRESSWELL ROLL            - 20,000 sq. ft              - Front loader buckets            Leased to
FORMING INC./             - Manufacturing              - General fabrication,        Apr. 30, 2003
St. Hubert, Quebec                                       assembly and welding
--------------------------------------------------------------------------------------------------
CRESSWELL ROLL            - 118,000 sq. ft             - Articulated hauler              Leased to
FORMING INC./             - Manufacturing                buckets                     Jan. 31, 2007
St. Hubert, Quebec
--------------------------------------------------------------------------------------------------
CRESSWELL ROLL            - 12,000 sq. ft              - Hardwood flooring nails,        Leased to
FORMING INC./             - Five punch presses           nailers and accessories     Feb. 28, 2005
Shawinigan, Quebec        - Stamping
                          - Assembly
--------------------------------------------------------------------------------------------------

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED IN ITEM 18 OF THIS DOCUMENT.

OVERVIEW

    All amounts are expressed in U.S. dollars.

    Nova's operations historically have been conducted by entities owned and operated under common management philosophies of the family of D. Bryan Jones. Novamerican was incorporated on April 4, 1997 as part of a reorganization in order to consolidate the operations of American Steel and Nova under one holding company.

    The Consolidated Financial Statements include the accounts and transactions of the U.S. Affiliates and the Canadian Affiliates at historical cost, except that all material intercompany balances and transactions have been eliminated. All references to fiscal years of the Company and its subsidiaries and affiliates in Operating and Financial Review and Prospects are to fiscal years ended on the last Saturday of November.

    Novamerican, through its subsidiaries, sells a broad range of products, many of which have different gross margins. Products that have more value-added processing, as well as manufactured products, generally have a greater gross margin. Toll processing, whereby the Company processes steel owned by its customers, generally results in lower selling prices per ton but higher gross margin percentages than the Company's historical direct sales. Accordingly, the Company's overall gross margin is affected by product mix and the amount of processing performed, as well as volatility in selling prices and material purchase costs. Net sales include direct sales and toll processing revenues. Cost of goods sold for direct sales includes raw material, freight and labor costs.

    The Company sells products in Canada and the United States. All sales and payments are made in either Canadian dollars or U.S. dollars. Because the Company conducts its operations generally on the basis of short-term orders, backlog is not a meaningful indicator of future performance. The Company's results of operations are affected by numerous external factors, such as general economic and political conditions, competition and steel pricing and availability.

    The Company concentrates on internal growth and on improving the efficiency of its operations through increases in capacity, productivity and efficiency. The Company also has expanded through selective acquisitions, including the 1996 purchase of American Steel, and through strategic capital investments, such as NTO, NSPC the installation of the pickling and slitting facility in Stoney Creek, Ontario, NTS, the installation of the Company's fifth tube mill in Morrisville, PA and BethNova, the Company's sixth tube mill, a joint venture with Bethlehem Steel Corporation, established to supply tubing for use in hydroforming of automobile and truck components. The Company has been profitable in each year since 1979, except for a loss of less than $200,000 in 1990.

SELECTED RESULTS OF OPERATIONS

    The following table sets forth for each of the periods presented certain statement of operations data expressed as a percentage of net sales.

                                                                         YEARS ENDED
                                                          ------------------------------------------
                                                          NOVEMBER 27,   NOVEMBER 25,   NOVEMBER 24,
                                                              1999           2000           2001
                                                          ------------   ------------   ------------
Net sales...............................................      100.0%         100.0%         100.0%
Cost of sales...........................................       77.7           78.5           77.2
                                                              -----          -----          -----
Gross margin............................................       22.3           21.5           22.8
Operating expenses......................................       15.6           15.9           18.4
                                                              -----          -----          -----
Operating income........................................        6.7            5.6            4.4
Interest expense........................................        1.2            1.3            1.5
                                                              -----          -----          -----
                                                                5.5            4.3            2.9
Share in income of joint ventures.......................        0.2            0.1            0.0
Unrealized loss on foreign exchange contracts...........        0.0            0.0            0.0
                                                              -----          -----          -----
Income before income taxes and minority interest........        5.7            4.4            2.9
Income taxes............................................        2.2            1.7            1.0
                                                              -----          -----          -----
Income before minority interest.........................        3.5            2.7            1.9
Minority interest.......................................        0.1            0.0            0.0
                                                              -----          -----          -----
Net income..............................................        3.4            2.7            1.9
                                                              =====          =====          =====

FISCAL YEAR ENDED 2001 COMPARED TO FISCAL YEAR ENDED 2000

    Tons sold and processed increased by 3.3% to 1,440,000 tons in 2001 from 1,394,000 tons in 2000. Tons sold and processed in 2001 include 773,000 tons from direct sales and 667,000 tons from toll processing, compared with 795,000 tons from direct sales and 599,000 tons from toll processing in 2000.

    Net sales decreased by approximately $61.5 million, or 12.9% to $417.0 million compared with $478.5 million in 2000. The decrease was mainly attributable to lower selling prices and to general market conditions.

    Gross margin, as a percentage of net sales, increased to 22.8% in 2001 from 21.5% in 2000.

    Operating expenses, as a percentage of net sales, increased to 18.4% from 15.9% in 2000. The increase was a result of higher plant expenses, particularly in the new start up facilities.

    Interest expense increased by approximately $0.1 million, or 1.6% to $6.5 million compared to $6.4 million in 2000. This increase was mainly due to the higher level of long-term debt.

    Income before income taxes and minority interest decreased by $9.3 million, or 43.9% to $11.9 million in 2001 from $21.2 million in 2000. Income taxes in 2001 were $3.9 million and represented 32.8% of income before taxes and minority interest, compared to $8.0 million representing 37.8% of income before income taxes and minority interest in 2000.

FISCAL YEAR ENDED 2000 COMPARED TO FISCAL YEAR ENDED 1999

    The Company finished the year with record net sales of $478.5 million compared with $426.7 million in 1999, an increase of approximately
$51.8 million, or 12.1%. The increase was attributable to higher selling prices through the first half of the year and to higher volumes. Tons sold and processed increased by 25.4% to 1,394,000 tons in 2000 from 1,111,000 tons in 1999. Tons sold and processed in 2000 include 795,000 tons from direct sales and 599,000 tons from toll processing, compared with 761,000 tons from direct sales and 350,000 tons from toll processing in 1999.

    Gross margin, as a percentage of net sales, decreased to 21.5% in 2000 from 22.3% in 1999. The first half of fiscal 2000 began with a strong performance but was negatively impacted by the rapid decline of selling prices in the latter part of the year due to softening demand.

    Operating expenses, as a percentage of net sales, increased to 15.9% from 15.6% in 1999. The increase was a result of higher plant expenses in the newest facilities being in full operation during the entire year compared to only part of the year in 1999.

    Interest expense increased by approximately $1.2 million, or 23.1% to $6.4 million compared to $5.2 million in 1999. This increase was mainly due to the higher bank indebtedness in 2000 required to finance inventories and increased sales volumes. As at November 25, 2000, the Company had successfully reduced inventory levels to be in position to take advantage of well priced buying opportunities.

    The Company, from time to time, utilizes forward foreign exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. As at November 25, 2000, the Company had no forward foreign exchange contracts outstanding since its receipts in U.S. dollars were used for purchases and capital expenditures in U.S. dollars. As at November 27, 1999, the fair value of the forward exchange contracts was $0.1 million below their carrying value, giving rise to unrealized exchange losses which were required to be recognized in income.

    Income before income taxes and minority interest decreased by $2.9 million, or 12.0% to $21.2 million in 2000 from $24.1 million in 1999. Income taxes in 2000 were $8.0 million and represented 37.8% of income before taxes and minority interest, compared to $9.4 million representing 39.0% of income before income taxes and minority interest in 1999.

FISCAL YEAR ENDED 1999 COMPARED TO FISCAL YEAR ENDED 1998

    Tons sold and processed increased by 32.1% to 1,111,000 tons in 1999 from 841,000 tons in 1998. Tons sold and processed in 1999 included 761,000 tons from direct sales and 350,000 tons from toll processing of which 209,422 tons (net of 122,123 tons processed for Canadian Affiliates) were from NSPC for ten months of the year, compared with 683,000 tons from direct sales and 158,000 tons from toll processing in 1998.

    Net sales increased by approximately $25.6 million, or 6.4% to $426.7 compared with $401.1 million in 1998 due to higher volumes and despite lower average sales prices.

    Gross margin, as a percentage of net sales, increased to 22.3% in 1999 from 19.1% in 1998. The gross margin improvements reflected the results of the Company's continuing strategy to develop a higher margin customer base, stronger market conditions and the inclusion of NSPC tolling revenues for ten months of the year.

    Operating expenses, as a percentage of net sales, increased to 15.6% from 14.0% in 1998 due in large part to the inclusion of the operations of Argo Steel--Brampton for eleven months of the year and NSPC for ten months of the year.

    Interest expense remained unchanged at $5.2 million despite interest rate increases and additional long-term debt relating to NSPC due to fluctuations in various working capital items.

    Income before unrealized losses on foreign exchange contracts, income taxes and minority interest increased by $8.2 million, or 51.3% to $24.2 million in 1999 from $16.0 million in 1998.

    The fair value as at November 27, 1999 of the forward foreign exchange contracts which the Company utilizes to hedge its exposure to exchange rate fluctuations in connection with future sales denominated in U.S. dollars was $0.1 million below their carrying value, giving rise to unrealized exchange losses which are required to be recognized in current income. As at November 28, 1998, the fair value of the forward exchange contracts was $1.2 million below their carrying value.

    Income before income taxes and minority interest increased by $9.3 million, or 62.8% to $24.1 million in 1999 from $14.8 million in 1998. Income taxes in 1999 were $9.4 million and represented 39.0% of income before taxes and minority interest, compared to $5.8 million representing 39.1% of income before income taxes and minority interest in 1998.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal capital requirement is to fund its growth, including strategic acquisitions, the purchase and upgrading of processing equipment, the construction and upgrading of related facilities and additional working capital. Historically, the Company has used cash generated from operations and revolving credit borrowings under its credit facilities to finance its working capital requirements and has financed acquisitions and capital additions from the proceeds of long-term indebtedness under the credit facilities.

    Net cash from (used for) operating activities for fiscal 1999, 2000 and 2001 was $22.7 million, ($7.1) million and $28.2 million, respectively.

    Net cash used for investing activities for fiscal 1999, 2000 and 2001 was $7.0 million, $26.6 million and $14.6 million, respectively. During 2001, cash used for investing activities consisted primarily of $9.3 million of capital expenditures.

    Net cash from (used for) financing activities for fiscal 1999, 2000 and 2001 was ($10.1) million, $32.2 million and ($7.2) million, respectively.

    The Company believes that funds available under the credit facilities together with the funds from operations will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital requirements and capital expenditure requirements over the next 24 months. Capital requirements are subject to change as business conditions warrant and opportunities arise. In connection with its internal and external expansion strategies, the Company may from time to time seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to customers' demands.

    At November 24, 2001, the Company's revolving credit facilities consisted of the following:

        (i) a revolving credit agreement entered into during 2001 by a U.S. wholly-owned subsidiary of the Company with a group of U.S. banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006. At November 24, 2001 there were no borrowings outstanding under this agreement. The interest rate on the borrowings under the credit agreement is the lead bank's prime rate, currently 4.25%, plus 0.5% or LIBOR, currently 2.11%, plus 1.75%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base. Borrowings are collateralized by substantially all of the assets of the U.S. subsidiary; and

        (ii) a revolving credit facilities entered into with certain Canadian banks, each of which are reviewable annually and bear interest at a floating rate based on such Canadian banks' prime rate, currently 4.5%, plus various premiums ranging from 0.0% to 0.50%. At November 24, 2001, the Company's outstanding borrowings under the Canadian credit facilities were approximately $7.2 million and were incurred in connection with working capital requirements arising in the ordinary course of business.

    Each of the credit facilities is secured by the accounts receivable, inventories and, in some cases, certain real property of each entity which is a borrower or guarantor under the respective revolving credit agreement. There are no cross collateralizations among the various Canadian credit facilities or between the Canadian credit facilities and the U.S. credit facility.

    At November 24, 2001, the Company's long-term debt consisted of the following:

        (i) a loan of approximately $0.3 million secured by a Personal Property Security Agreement and a first hypothec (or lien) on the vehicles, machinery and equipment of a Canadian wholly-owned subsidiary, bearing interest at a Canadian bank's prime rate, currently 6.5%, minus 1%;

        (ii) a loan amounting to $0.5 million secured by way of a security agreement constituting a first fixed charge on the machinery, equipment and vehicles of a Canadian subsidiary, bearing interest at 8.9%;

        (iii) loans from a shareholder, amounting to $0.5 million, bearing interest at 8%;

        (iv) loans from minority shareholders, amounting to $0.3 million, bearing interest at prime, currently 4.5%, plus a premium of 0.5%;

        (v) a credit facility entered into with a group of Canadian banks consisting of a term facility and a revolving demand facility, expiring on February 28, 2006. Borrowings under the term facility amounted to $12.7 million at November 24, 2001 of which an amount of approximately
    $3.6 million bears interest at a rate of 6.43% plus a premium varying from 0% to 0.75%, an amount of approximately $4.9 million bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%, an amount
    $0.5 million bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%, an amount of $0.7 million bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75% and an amount of approximately
    $3.0 million is available either by way of prime rate loans bearing interest at a Canadian bank's prime rate, currently 4.5%, plus a premium varying from 0% to 0.75%, or by way of bankers' acceptances having discount rates varying from 1% to 1.75% and having maturities of one to six months. The revolving demand facility of approximately $0.5 million bears interest at a Canadian bank's prime rate, currently 4.5%, plus a rate varying from 0% to 0.75%, none of which was outstanding at November 24, 2001. The credit facility is secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian wholly owned subsidiary and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by the Canadian subsidiary. The Company has given an unsecured, unlimited guarantee and a limited recourse pledge on its investment in the Canadian subsidiary;

        (vi) a matched fund term loan amounting to $1.7 million, secured by a moveable hypothec (or lien) on an aircraft owned by the Company and bearing interest at 7.4%; and

        (vii) a $53.0 million term loan agreement entered into during 2001 by a U.S. wholly-owned subsidiary of the Company with a group of U.S. banks. As at November 24, 2001, $51.5 million was outstanding. The interest rate on the term loan is the lead bank's prime rate, currently 4.25%, plus a premium of 0.5% or LIBOR, currently 2.11%, plus a premium of 1.75%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base. The term loan is collateralized by substantially all of the assets of the U.S. subsidiary. As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% on borrowings of $40.0 million through April 16, 2003, thereafter borrowings up to $30.0 million through April 16, 2005 and borrowings up to $20.0 million through April 16, 2006. As of November 24, 2001, the interest rate on $40.0 million was 7.02% (5.27% plus applicable premium) and the interest rate on the excess was 4.75% (4.25% plus applicable premium). See "Hedging".

    The credit facilities contain various restrictive covenants which require minimum net worth levels, maintenance of certain financial ratios and limitations on dividends and capital expenditures. The credit facilities allow the payment to the Company of dividends and interest from its subsidiaries under certain conditions.

    Pursuant to the BethNova joint venture agreement, the Company has guaranteed the obligation of a U.S. subsidiary to invest in the capital of the joint venture to a maximum of $10.8 million. At November 24, 2001, the Company had contributed $6.1 million to the joint venture.

EFFECTS OF INFLATION

    Inflation generally affects the Company by increasing the cost of personnel, processing equipment, purchased steel and borrowings under the Company's credit facilities and other indebtedness. The Company does not believe that inflation has had a material effect on its operating income over the last three fiscal years. However, it has had and could have a material effect on the Company's financing costs based on inflation's impact on amounts borrowed, the prime rate and LIBOR.

HEDGING

    The Company, from time to time, utilizes forward contracts to hedge its exposure to Canadian dollar exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. Realized gains and losses on the forward exchange contracts are included in income as offsets to gains and losses arising from underlying hedged transactions. Unrealized exchange gains and losses on the forward exchange contracts are included in income as recognized. Forward contracts are entered into with reputable financial institutions and the Company does not enter or hold foreign exchange forward contracts for trading purposes. There were no forward foreign exchange contracts outstanding at year end.

    Interest rate swap agreements are used by the Company to hedge its exposure to interest rate risk and are accounted for on an accrual basis. The Company does not enter or hold interest rate swaps for trading purposes. As at November 24, 2001, a U.S. wholly-owned subsidiary of the Company had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the U.S. term loan agreement. See "Liquidity and Capital Resources". This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive loss.

    As at November 25, 2000 and November 27, 1999, prior to the adoption of the Statement of Financial Accounting Standards ("SFAS") No. 133 (see "Changes in Accounting Policies"), the interest rate swap agreement used by the U.S. subsidiary of the Company to hedge its exposure to interest rate risk had an unfavorable position reflecting the instrument's estimated fair value of approximately $0.0 million and $0.1 million, respectively, which was not recognized in the Company's financial statements.

CURRENT AND PENDING ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." This statement requires that all business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting.

    In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets." This statement prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually while other intangible assets with finite lives should be amortized over their useful economic life. The statement is effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact of the application of this statement which will come into effect for the Company beginning with the first quarter of the fiscal year ending in 2003.

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002.

    In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001.

CHANGES IN ACCOUNTING POLICIES

    Effective November 26, 2000, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires all derivatives to be recorded on the balance sheet as assets or liabilities at their fair value. As well, SFAS No. 133 establishes new criteria for hedge accounting. In adopting SFAS No. 133, the Company did not incur any transition adjustments.

    Until 1999, one of the Company's wholly-owned subsidiaries used the last in, first out (LIFO) method to determine cost. During 2000, the subsidiary changed to the average cost method. This change in accounting policy was made to provide a better measurement of operating results. This accounting change was not material to the financial statements on an annual or quarterly basis and accordingly, no retroactive restatement of the November 27, 1999 consolidated statement of operations and comprehensive income was made.

TREND INFORMATION

    The steel service center industry is a regional business servicing many different industrial sectors. Currently, this market is affected by the general economic slowdown, the duration of which is difficult to assess.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

    The following table sets forth certain information regarding the Company's directors and senior management:

NAME                                     AGE                         POSITIONS(S) HELD
----                                   --------   --------------------------------------------------------
D. Bryan Jones(a)(b).................     61      Chairman of the Board, President, Chief Executive
                                                  Officer and Director
Christopher H. Pickwoad(b)...........     62      Executive Vice President, Chief Financial Officer and
                                                  Director
Robert D. Taberner...................     50      Vice President and General Manager--Nova Steel, Ontario
Stephen D. Shaw......................     54      President and Chief Operating Officer--American Steel
Scott B. Jones.......................     37      Vice President, Secretary and Director
Roger Daigneault.....................     45      Vice President--Corporate Purchasing
Peter V. Balboni.....................     55      Vice President, Finance and Treasurer--American Steel
Michael L. Richards(c)...............     62      Director
John LeBoutillier(a)(b)(c)...........     57      Director
W. Allan Hopkins(a)(c)...............     63      Director

------------------------------

(a) Member of Compensation Committee.

(b) Member of the Nominating Committee.

(c) Member of the Audit Committee.

    D. Bryan Jones has over 40 years of experience in the selling, marketing and production of flat-rolled products. In 1967, he and a partner formed St. Laurent Steel, which was later sold to a major North American steel service center. After a number of years as Vice President and General Manager of St. Laurent Steel, he left in 1979 and incorporated Nova Steel Ltd. He has served as President and Chief Executive Officer and as a director of Nova since its founding. He has been Chairman of the Board, President, Chief Executive Officer and a director of the Company since April 4, 1997.

    Christopher H. Pickwoad has 21 years of experience in the steel industry and has been employed by Nova since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been Executive Vice President, Chief Financial Officer and a director of the Company since April 4, 1997.

    Robert D. Taberner has 22 years of sales and marketing experience in the Ontario flat-rolled market. He has served as the Vice President and General Manager of the Ontario facilities since 1992.

    Stephen D. Shaw has 34 years experience in the steel industry, the last 21 years of which were in steel distribution in Canada and the United States prior to joining Nova in August 1997.

    Scott B. Jones has fourteen years of experience in the steel industry and has been employed by Nova since 1991. He has been a Vice President, Secretary and a director of the Company since April 4, 1997. He is the son of D. Bryan Jones.

    Roger Daigneault has been employed by Nova since 1984. He was employed by Ispat Sidbec Inc. for eight years in sales and production prior to joining Nova.

    Peter V. Balboni joined American Steel in 1975 and has served as its Vice President, Finance and Treasurer since 1980.

    Michael L. Richards has been a director of the Company since September 24, 1997. Mr. Richards is a partner in the law firm of Stikeman Elliott, Canadian counsel to the Company.

    John LeBoutillier has been a director of the Company since September 24, 1997. Mr. LeBoutillier has been the Chairman of the Board of Intellium Technologies Inc. since February 2001. He was formerly, from March 2000 to February 2001, a company director, from November 1996 to March 2000, President and Chief Executive Officer of Iron Ore Company of Canada and prior to November 1996, President and Chief Executive Officer of Ispat Sidbec Inc., the major steel supplier with which the Company owns Delta Tube and Company, Limited.

    W. Allan Hopkins has been a director of the Company since September 24, 1997. Mr. Hopkins is currently a company director. He was formerly, from March 1998 to August 2000, President and Chief Executive Officer of Atlas
Steels Inc., from January 1993 to June 1996, President and Chief Executive Officer of Algoma Steel Inc. and prior to January 1993, Senior Vice President of Stelco Inc.

COMPENSATION

    During the fiscal year ended November 24, 2001, the aggregate compensation paid by the Company to the named directors and executive officers as a group for services rendered by them to the Company in their capacities as officers totaled $3,003,292. Payments made by the Company to the named directors for their services as directors amounted to $46,000. An executive officer of the Company receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiations between such officer and the Company. This bonus is included in the aggregate compensation disclosed in this paragraph.

BOARD PRACTICES

    Directors of the Company are elected and retire in rotation, such that at the first meeting of the shareholders for the election of directors, one-third of the number of directors to be elected were elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected were elected to hold office until the second annual meeting of the shareholders held after that meeting and the balance of the number of directors to be elected were elected to hold office until the third annual meeting of shareholders held after that meeting. At each annual meeting thereafter, directors shall be elected to fill the positions of those directors whose term of office has expired and each director so elected shall hold office until the third annual meeting after his election. A director whose term of office has expired may, if qualified, be re-elected.

    The entire Board of Directors currently consists of six members. The term of office of Scott B. Jones and W. Allan Hopkins will expire at the Annual Meeting of Shareholders (the "Meeting") of the Company which will be held on March 27, 2002. The term of office of D. Bryan Jones and John LeBoutillier will expire at the first annual meeting of shareholders held after the Meeting or until their successors are elected or appointed. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at the second annual meeting of shareholders held after the Meeting or until their successors are elected or appointed.

    The Company does not have any service contracts with any directors providing for benefits upon termination of employment or term of office.

BOARD COMMITTEES

    To date the Board of Directors has established three committees: (i) a Compensation Committee to make recommendations concerning salaries, incentive compensation and stock option grants for employees, directors and consultants of the Company; (ii) an Audit Committee to review the annual and quarterly results, communications with shareholders, the scope of the audit and other services provided by the Company's independent auditors and to recommend to the board the selection and remuneration of the auditors, and (iii) a Nominating Committee to advise and make recommendations to the Board of Directors concerning the selection of candidates as nominees for directors.

EMPLOYEES

    Currently, at its 24 facilities, the Company has approximately 1,087 employees of whom approximately 28.6% working at ten of the Company's facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations. During the next twelve months, the labor contract with the Teamsters covering fourteen employees at the Company's Ashland facility will expire. Management believes relations with its employees are good, which is supported by historically low rates of employee turnover. The Company has not experienced a work stoppage by any of its unions or employee associations in over twenty years.

    Nova's approximately 680 employees are categorized as follows: production and warehouse employees (76%), sales personnel (7%), truck drivers (3%) and administrative employees (14%). The U.S. Affiliates' approximately 407 employees are categorized as follows: production and warehouse employees (47%), sales personnel (21%), truck drivers (16%) and administrative employees (16%).

SHARE OWNERSHIP

    The following table sets forth certain information with respect to the ownership of the Common Shares as of February 20, 2002 by (i) each director and senior manager of the Company and (ii) all directors and senior managers as a group. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Common Shares set forth opposite their names.

                                                      NUMBER OF COMMON SHARES
NAMES OF BENEFICIAL OWNERS                              BENEFICIALLY OWNED      OWNERSHIP PERCENTAGE
--------------------------                            -----------------------   --------------------
D. Bryan Jones......................................         6,205,290(a)               63.97%
Christopher H. Pickwoad.............................           153,913                   1.59%
Robert D. Taberner..................................           240,000(b)                2.33% (b)(d)
Stephen D. Shaw.....................................           240,000(b)                2.33% (b)(d)
Scott B. Jones......................................         1,477,901(c)               15.24%
Roger Daigneault....................................           120,000(b)                1.17% (b)
Peter V. Balboni....................................             2,400                      *
Michael L. Richards.................................            12,400                      *
John LeBoutillier...................................            10,300                      *
W. Allan Hopkins....................................             1,000                      *
All directors and senior managers as a group........         8,463,204(d)               82.17% (d)

------------------------------

*   Less than 1%.

(a) Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones, and 1,381,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.

(b) Represents vested stock options. See "Share Option Plan".

(c) Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones and 372,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

(d) Computed including 600,000 vested stock options.

SHARE OPTION PLAN

    The following is a summary of the principal features of Novamerican Steel Inc. 1997 Share Option Plan (the "Share Option Plan").

    The Share Option Plan provides for the grant of incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code"), nonqualified stock options ("NSOs") and other rights (collectively "Awards"). The Company has reserved 1,500,000 Common Shares for issuance under the Share Option Plan. Administration of the Share Option Plan has been assigned to the Compensation Committee, a committee consisting of two or more directors of the Company, a majority of whom are disinterested. The Compensation Committee has, subject to the terms of the Share Option Plan, the authority to grant Awards under the Share Option Plan, to construe and interpret the Share Option Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the Share Option Plan.

    The Company's key employees, directors and other individuals who render services of special importance to the management, operation and development of the Company or a subsidiary are eligible to receive Awards under the Share Option Plan, but only employees of the Company and its subsidiaries are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, in the discretion of the Compensation Committee, become immediately exercisable in the event of a "change of control" (as defined in the Share Option Plan) of the Company and in the event of certain mergers and reorganizations of the Company. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the Common Shares).

    The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the Common Shares on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the Common Shares). The exercise price for NSOs and all other Awards granted under the Share Option Plan will be in the discretion of the Compensation Committee.

    The Compensation Committee may grant Stock Appreciation Rights ("SARs") to Share Option Plan participants as to such number of Common Shares and on such terms and conditions as it may determine. SARs may be granted separately or in connection with ISOs or NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value on the date of exercise of the number of Common Shares for which the SAR is exercised, over the exercise price for such Common Shares under a related option, or if there is no related option, over an amount per Common Share stated in the written agreement setting forth the terms and conditions of the SAR.

    On September 24, 1997, options to purchase 750,000 Common Shares were granted to three executive officers, vesting over a five year period and expiring in ten years, at an exercise price of $14.00 per share. Such options represent the only Awards granted and currently outstanding under the Share Option Plan. To date none of these options has been exercised.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    The following table sets forth certain information with respect to the ownership of the Common Shares as of February 20, 2002 by each person or entity known by the Company to beneficially own more than 5% of the Common Shares. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Common Shares set forth opposite their names.

                                                      NUMBER OF COMMON SHARES
NAMES OF BENEFICIAL OWNERS                              BENEFICIALLY OWNED      OWNERSHIP PERCENTAGE
--------------------------                            -----------------------   --------------------
D. Bryan Jones......................................         6,205,290(a)               63.97%
Scott B. Jones......................................         1,477,901(b)               15.24%
Fidelity Management and Research....................           966,500                   9.96%

------------------------------

(a) Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones, and 1,381,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. D. Bryan Jones held 63.15% of the Common Shares in 1999 and 63.97% of the Common Shares in 2000.

(b) Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones and 372,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

    The Company believes that less than 20% of the Common Shares are held in the United States. It is impractical for the Company to estimate how many record holders are in the United States.

    No arrangements are known to the Company at this time, the result of which may at a subsequent date result in a change in control of the Company.

SHAREHOLDER PROTECTION RIGHTS PLAN

    On September 24, 1997, Novamerican's Board of Directors and shareholders adopted and approved a shareholder protection rights plan. Under the plan, one common share purchase right (a "Right") is attached to each Common Share issued or outstanding. Each Right entitles the holder to buy one Common Share (or, in certain circumstances, to receive cash, property or other securities of the Company) at a predetermined exercise price. The rights will separate from such Common Shares and a distribution date (the "Distribution Date") will occur in the event of, and after a period of time following, either a public announcement by the Company that a person or group of affiliated or associated persons, with certain exceptions, (an "Acquiring Person"), has acquired or has obtained the right to acquire beneficial ownership of 20% or more of the outstanding Common Shares (the date of such announcement being a "Share Acquisition Date") or the commencement of a tender or exchange offer that would result in the same situation. Each of the existing shareholders, subject to certain restrictions on additional Common Share ownership, would be excluded from the definition of Acquiring Person. The Rights would not be exercisable until the Distribution Date and would expire at the close of business on the day five years after the adoption of the plan, unless earlier redeemed or exchanged by the Company. Until a Right is exercised, the holder thereof, as such, would have no right to vote or receive dividends.

    In the event a person were to become an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price on terms which a majority of the independent members of the Board of Directors were to determine to be fair to and otherwise in the best interests of the Company and its shareholders) (a "Flip-in Event"), each holder of a Right would thereafter have the right to receive, upon exercise of such Right, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a market price equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-in Event, all Rights beneficially owned by any Acquiring Person (or by certain related parties) would be null and void in the circumstances set forth in the plan.

    For a period of time following the Share Acquisition Date, the Company would be permitted to redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable at the option of the Company, in cash, Common Shares or other consideration as the Board of Directors of the Company may determine. Immediately upon the effectiveness of the action of the Company's Board of Directors ordering redemption of the Rights, the Rights would terminate and the only right of the holders of Rights will be to receive the $0.01 per Right redemption price.

RELATED PARTY TRANSACTIONS

    A Canadian corporation owned by Scott B. Jones, a director and officer of the Company and the son of D. Bryan Jones, the Chairman and Chief Executive Officer of the Company, owns five facilities located in Canada comprising a total of 241,700 square feet and leases them to the Company on a triple-net basis at an aggregate annual rent of approximately $825,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones and 50% by a Canadian corporation owned by Peter J. Ouimet, a minority shareholder in and President of Argo Steel Ltd., a Canadian subsidiary of the Company, owns a facility located in Canada comprising a total of 43,300 square feet and leases it to the Company on a triple-net basis at an aggregate annual rent of approximately $141,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones owns a facility located in Canada comprising a total of 118,292 square feet and began leasing it to the Company as of February 1, 2002 on a triple-net basis at an aggregate annual rent of approximately $306,000. All the facility leases expire at varying dates between November 30, 2002 and April 30, 2007, and are all subject to one or two five-year renewal options.

    A Canadian corporation owned by Scott B. Jones owns thirteen trailers and seven tractors which it leases to the Company at an annual aggregate rent of $192,000 and provided transportation arrangements amounting to $6,003,000 to the Company during 2001.

    The Company has adopted the policy that all transactions with any director or officer of the Company, any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all shares of the Company, or any of their affiliates, shall be subject to approval by a majority of the independent members of the Board of Directors of the Company, are on terms no less favorable to the Company than could be obtained from unaffiliated parties, and are reasonably expected to benefit the Company. The terms of the above described leases and service agreements have been approved by at least a majority of the independent members of the Board of Directors of the Company in accordance with such policy. In the case of service agreements, such approval is subject to certain terms and conditions which management reasonably believes are being met.

    At November 24, 2001, loans by D. Bryan Jones to the Company amounted to $500,000. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

    Michael L. Richards has been a director of the Company since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott, Canadian counsel to the Company.

    Information required under Item 7.B.2 has been filed with the Company's Management Proxy Circular on Form 6-K dated the date hereof.

ITEM 8 FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

    See Item 18 for the Financial Statements.

    The Company is a party to various claims and legal actions that it believes are ordinary in nature and incidental to the operation of its business or are covered by insurance. In the opinion of management, the outcome of such claims and proceedings will not have a material adverse effect upon the Company's business, operations or financial condition. See "Key Information--Risk Factors--Environmental Matters."

    The Company does not anticipate paying cash dividends on the Common Shares for the foreseeable future. The Company, at present, intends to retain any future earnings to finance operations and expansion.

    During 2001, the Company's export sales amounted to $21.1 million, or 5.1%, of net sales. See "Financial Statements--Note 18."

    No significant changes have occurred since the date of the Company's Financial Statements.

ITEM 9 THE OFFER AND THE LISTING

OFFER AND LISTING DETAILS

    The following table sets forth the annual high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS since the Company became public.

PERIOD                                                           HIGH       LOW
------                                                         --------   --------
                                                                  $          $
1999........................................................    13.75       8.00
2000........................................................    10.75       5.63
2001........................................................     6.00       4.23

    The following table sets forth the quarterly high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the past two fiscal years.

PERIOD                                                          HIGH       LOW
------                                                        --------   --------
                                                                 $          $
First Quarter 2000..........................................   10.75       7.88
Second Quarter 2000.........................................   10.25       8.25
Third Quarter 2000..........................................   10.25       7.88
Fourth Quarter 2000.........................................   10.44       5.63
First Quarter 2001..........................................    6.00       4.75
Second Quarter 2001.........................................    6.00       4.75
Third Quarter 2001..........................................    6.00       4.75
Fourth Quarter 2001.........................................    5.25       4.23

    The following table sets forth the monthly high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the past six months.

PERIOD                                                          HIGH       LOW
------                                                        --------   --------
                                                                 $          $
August 2001.................................................    5.25       5.00
September 2001..............................................    5.25       5.00
October 2001................................................    5.17       5.00
November 2001...............................................    5.05       4.23
December 2001...............................................    6.00       2.05
January 2002................................................    6.79       5.00

MARKETS

    The Company's Common Shares currently trade on the Nasdaq where they were initially traded on October 31, 1997, in connection with the Company's initial public offering. The Common Shares are not traded on any other exchanges. Prior to October 31, 1997, there was no public market for such shares.

ITEM 10 ADDITIONAL INFORMATION

CERTIFICATE AND ARTICLES OF INCORPORATION

    The Company has been incorporated under, and is subject to the provisions of, the Canada Business Corporations Act (the "CBCA"). Section 6 of the Company's Articles of Incorporation (the "Articles") does not restrict the type of business that the Company may carry on.

    COMMON SHARES. Holders of Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders, except matters submitted to a vote of another class or series of shares. Holders of Common Shares do not have cumulative voting rights. Holders of Common Shares are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to receive the assets of the Company. Holders of Common Shares have no preemptive, subscription, redemption or conversion rights. The rights of the holders of Common Shares are subject to the rights of the holders of any Preferred Shares which may, in the future, be issued. The outstanding Common Shares are fully paid and non-assessable.

    PREFERRED SHARES. The Board of Directors is authorized to issue Preferred Shares, in one or more series, and to fix the rights, privileges, restrictions, conditions and limitations, and the number of shares constituting any series or the designations of such series, without further vote or action by the shareholders. Because the terms of the Preferred Shares may be fixed by the Board of Directors without shareholder action, the Preferred Shares could, subject to regulatory policies, be issued quickly with terms calculated to defeat an attempted takeover of the Company or to make the removal of management more difficult. Under certain circumstances, this could have the effect of decreasing market value of the Common Shares. Preferred Shares rank senior to the Common Shares as to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. The Company has no present plans to issue any Preferred Shares.

    CHANGES TO THE RIGHTS OF SHAREHOLDERS. The Company may amend, by special resolution, its articles of incorporation to change the rights attached to its Common Shares. A special resolution is a resolution passed by a majority of not less than two thirds of the votes cast by shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

    SHAREHOLDERS' MEETINGS. The annual meeting of the shareholders shall be convened at such day in each year and at such time as the Board of Directors may by resolution determine. Other meetings of the shareholders may be convened by order of the chairman of the board, the president or a vice-president who is a director or by the Board of Directors, to be held at such time and place as may be specified in such order.

    VOTING RIGHTS OF NON-RESIDENT SHAREHOLDERS. Neither Canadian law nor the Company's organizational documents restrict or prohibit the right of non-resident or foreign shareholders to hold or exercise voting rights of its Common Shares. See "Exchange Controls".

    CHANGE IN CONTROL. Certain provisions of the Company's Articles and the Company's By-laws (the "By-laws") could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions could discourage certain types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of the Company to negotiate first with the Company.

    NUMBER OF DIRECTORS; RESIDENCY REQUIREMENTS; VACANCIES; REMOVAL. The Articles provide that there shall be a minimum of three directors and a maximum of fifteen directors and that the Board of Directors shall be elected and shall retire in rotation. The exact number of directors is fixed by the Board of Directors, subject to the requirement of the CBCA that the Company have a minimum of three directors, at least two of whom are not officers or employees of the Company or its affiliates. The CBCA provides that one quarter of the directors of a corporation must be "resident Canadians", defined to include Canadian citizens and permanent residents ordinarily resident in Canada.

    The CBCA provides that a vacancy on the Board of Directors may be filled by a quorum of directors, except for a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the Articles.

    The directors of a CBCA corporation may be removed from office by a resolution passed by a majority of votes cast at a special meeting of the shareholders, subject to applicable class or cumulative voting rights.

    LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS. The CBCA provides that a corporation may indemnify, and the Company's By-laws provide that the Company shall indemnify, in each case except in respect of an action by or on behalf of the Company or a body corporate of which the Company is or was a shareholder or creditor to procure a judgment in its favor, an officer or a director of the Company, a former officer or director of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Company or such body corporate, if he acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

    AMENDMENT OF CERTAIN PROVISIONS OF THE ARTICLES; FUNDAMENTAL CHANGES. In accordance with the provisions of the CBCA, an amendment to the Articles of the Company (except in limited circumstances) and the merger, consolidation or dissolution of the Company (each such event, a "fundamental change") will require the approval of not less than two-thirds of the votes cast by the shareholders voting in person or by proxy at a special meeting of the shareholders of the Company. The By-laws of the Company provide that one person present and holding or representing by proxy at least one issued voting share of the Company shall be a quorum of any meeting of the shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the CBCA or by the Articles or By-laws of the Company) shall be persons present being not less than two in number and holding or representing by proxy at least 20% of the shares entitled to vote at such meeting.

MATERIAL CONTRACTS

    On February 3, 2000, Novamerican Tube Holdings, Inc., a subsidiary of ISI, formed a joint venture with Bethlehem Steel Corporation, BethNova, to produce steel tubing for use in hydroforming of automobile and truck components. See "Information on the Company--History and Development of the Company."

    On April 6, 2001, a U.S. subsidiary entered into: (i) a new revolving credit agreement with a group of banks providing for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006; and (ii) a $53,000,000 term loan agreement with a group of banks maturing on April 7, 2006. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

EXCHANGE CONTROLS

    There is no limitation imposed by Canadian law or by the Articles or other constituent documents of the Company on the right of a non-resident or foreign owner to hold or vote Common Shares of the

Company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) and by the World Trade Organization (the "WTO") Agreement Implementation Act.

    The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Company by a non-Canadian (other than a "WTO investor," as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company (calculated as prescribed in the Regulations to the Investment Act) were CDN$5 million or more. An indirect acquisition of control of the Company by a non-WTO investor would be reviewable under the Investment Act if the value of the assets of the Company amounted to CDN$50 million or more.

    The Investment Act defines a "WTO investor" as an individual, other than a Canadian, who is a national or permanent resident of a WTO member country; a federal, state, or local government of a WTO member country, or an agency thereof; a WTO investor-controlled entity (defined under the Investment Act as including an entity in which WTO investors own a majority of voting interests and in which the entity is controlled in fact by WTO investors); a corporation, a limited partnership, or a trust, which is not controlled in fact through the ownership of its voting interests, but in which two-thirds of its board of directors, general partners, or trustees, as the case may be, are WTO investors or Canadians; or any other form of business organization specified by regulation and controlled by a WTO investor. The current list of WTO member countries includes the United States.

    An investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded the prescribed amount for the calendar year in which the investment is implemented, as calculated in accordance with the Regulations to the Investment Act. For 2001, the prescribed amount was CDN$209 million. An indirect acquisition of control of the Company by a WTO investor would be reviewable under the Investment Act if the value of the assets of the business located in Canada amounts to more than 50% of the asset value of the transaction and the entity carrying on the Canadian business has assets equal to or greater than the prescribed amount referred to above.

    A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if that person acquired a majority of the Common Shares of the Company. The acquisition of less than a majority, but one-third or more of the Common Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquiror through the ownership of Common Shares.

    Certain transactions in relation to Common Shares of the Company would be exempt from the application of the Investment Act, including:

        (a) an acquisition of Common Shares of the Company if the acquisition were made by a person in connection with that person's business as a trader or dealer in securities;

        (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

        (c) an acquisition of Common Shares of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

TAXATION

    Purchasers of the Common Shares should consult their own tax advisers with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) tax laws to which they may be subject.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

    The following, in the opinion of Stikeman Elliott, counsel to the Company, accurately summarizes the material Canadian federal income tax consequences relevant to an investment in the Common Shares listed on the Nasdaq by individuals and corporations who are residents of the United States and are not residents of Canada for the purposes of the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the "Convention"), who hold their Common Shares as capital property and deal at arm's length with the Company for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on through a permanent establishment or a fixed base in Canada (collectively, "U.S. Residents"). Common Shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and the provisions of the Convention as in effect on the date hereof. Other than specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance of Canada, prior to the date hereof, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. RESIDENT. ACCORDINGLY, U.S. RESIDENTS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

    A U.S. Resident will not be subject to tax in Canada on any capital gain realized on a disposition of Common Shares, provided that the Common Shares do not constitute "taxable Canadian property" of the U.S. Resident at the time of the disposition for purposes of the Canadian Tax Act. So long as the Common Shares are listed on the Nasdaq, Common Shares will not generally constitute taxable Canadian property of a U.S. Resident unless, at any time during the five-year period immediately preceding the disposition, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length, or any combination thereof, owned, had an interest in or the right to acquire, 25% or more of the issued shares of any series or class of the capital stock of the Company. If the Common Shares are considered taxable Canadian property to a U.S. Resident, the Convention will generally exempt that U.S. Resident from tax under the Canadian Tax Act in respect of a disposition of Common Shares provided the value of the shares issued by the Company is not derived principally from real property situated in Canada. A U.S. Resident who disposes of a Common Share that is taxable Canadian property will be subject to Revenue Canada holdback, notification and certification obligations unless the Common Shares are listed on the Nasdaq at the time of the disposition.

    Dividends paid or credited on the Common Shares, or deemed to be paid or credited, to a U.S. Resident in respect of the Common Shares will generally be subject to Canadian withholding tax on the gross amount of the dividends. Currently, under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by the Company to a U.S. Resident is (i) 5% with respect to dividends paid if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company and (ii) 15% in all other cases.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

    GENERAL. The following, in the opinion of Sullivan & Worcester LLP, U.S. counsel to the Company, accurately summarizes the material U.S. Federal income tax consequences to U.S. Holders of owning and disposing of Common Shares. The U.S. Federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended (the "Code") and U.S. Treasury Regulations thereunder, existing, temporary and proposed on the date hereof,
(ii) provisions of the Convention as in effect on the date hereof, and (iii) in part, representations of the Company. A "U.S. Holder" is a beneficial owner of the Common Shares who or which is, for U.S. Federal income tax purposes, (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the U.S. Federal income tax laws; (ii) a corporation, partnership or other entity treated as a corporation or partnership for U.S. Federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations; (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. Notwithstanding the foregoing definition, a holder's status as a U.S. holder might be overridden under the provisions of an applicable tax treaty. Conversely, a "Non-U.S. Holder" is a beneficial owner of the Common Shares who or which is not a U.S. Holder. This summary is subject to any changes to U.S. law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of Common Shares who hold such Common Shares as a capital asset within the meaning of Section 1221 of the Code.

    THIS DISCUSSION IS INTENDED ONLY AS A DESCRIPTIVE SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO CERTAIN SHAREHOLDERS, AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF COMMON SHARES. THIS SUMMARY IS NOT AN EXHAUSTIVE DISCUSSION OF ALL POSSIBLE TAX CONSIDERATIONS. IN PARTICULAR, IT DOES NOT DISCUSS ESTATE AND GIFT TAXES, TAXES IMPOSED ON THE COMPANY, AND THE CONSEQUENCES FOR U.S. HOLDERS SUBJECT TO SPECIAL TAX RULES, INCLUDING U.S. EXPATRIATES, CERTAIN NON-U.S. HOLDERS, DEALERS IN SECURITIES, PARTNERSHIPS, INSURANCE COMPANIES, REGULATED INVESTMENT COMPANIES, TAX-EXEMPT ORGANIZATIONS, BANKING AND FINANCIAL INSTITUTIONS, PERSONS SUBJECT TO THE ALTERNATIVE MINIMUM TAX, PERSONS WHOSE FUNCTIONAL CURRENCY IS NOT THE U.S. DOLLAR, PERSONS HOLDING COMMON SHARES AS PART OF A HEDGING, CONVERSION OR STRADDLE TRANSACTION, PERSONS WHO DIRECTLY OR INDIRECTLY OR THROUGH CERTAIN RELATED PERSONS OWN MORE THAN 10% OF THE CAPITAL OR VOTING POWER OF THE COMPANY AND PERSONS CARRYING ON A TRADE OR BUSINESS IN CANADA THROUGH A PERMANENT ESTABLISHMENT OR FIXED BASE FOR THE PURPOSE OF WHICH THE COMMON SHARES HAVE BEEN ACQUIRED OR HELD. BECAUSE OF THESE LIMITATIONS, PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING ALL THE TAX CONSEQUENCES PARTICULAR TO THEM OF THEIR OWNERSHIP AND DISPOSITION OF COMMON SHARES.

    TAXATION OF DIVIDENDS. For U.S. Federal income tax purposes, the gross amount of a distribution by the Company to U.S. Holders (including any amounts of Canadian tax withheld) will be treated as dividend income to the extent paid out of the Company's current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). Dividends paid by the Company generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally available for United States corporations under the Code. If a dividend is paid in Canadian dollars or other property, the amount includible in income will be the U.S. dollar value of the Canadian dollars or the fair market value of the other property distributed, as determined on the date of receipt by the U.S. Holder or by a nominee, custodian or other agent of such U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars or other property for U.S. Federal income tax purposes equal to their U.S. dollar value on the date of receipt. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be ordinary income or loss. If a U.S. Holder has the option to receive a distribution either in cash or in the form of Common Shares, and such U.S. Holder chooses to receive Common Shares (a "Share Distribution"), such U.S. Holder will be treated for purposes of the preceding sentences as having received a distribution to the extent of the fair market value of these Common Shares. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder's allocable share of the Company's current and accumulated earning and profits, such excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's basis in the Common Shares (thereby reducing the U.S. Holder's basis in the Common Shares), and thereafter any remaining distribution in excess of basis would constitute a taxable gain from the deemed sale or exchange of the U.S. Holder's Common Shares. See "Tax on Sale" below. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. Federal income tax liability for Canadian tax withheld from dividends received in respect of the Common Shares. For the purposes of the limitations on use of foreign tax credits, dividends received from the Company generally will be characterized as passive income, or, in the case of certain U.S. Holders, financial services income and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that a U.S. Holder may have from foreign source income not qualifying as passive income or financial services income, respectively. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian tax withheld.

    TAX ON SALE. For U.S. Federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of Common Shares (unless a specific nonrecognition provision applies). Such gain or loss will be measured by the difference between the amount of cash (and the fair market value of any other property) received and the U.S. Holder's tax basis in the Common Shares. A U.S. Holder's tax basis in the Common Shares will generally equal the amount paid by such U.S. Holder for the Common Shares (or, in case of Common Shares acquired by way of a Share Distribution, the amount included in income at the time of the Share Distribution). The gain or loss arising from a sale or exchange of Common Shares will be a long-term capital gain or loss if the U.S. Holder's holding period for such Common Shares exceeds one year. In general, the gain from a sale or exchange of Common Shares by a U.S. Holder will be treated as United States source income. However, should any Canadian tax be imposed on the sale or other disposition of the Common Shares by a U.S. Holder and the U.S. Holder is eligible for the benefits of the Convention, an election may be available under the Code pursuant to which a U.S. Holder would, for purposes of computing the foreign tax credit limitation, be entitled to treat the gains as foreign source income. Alternatively, the U.S. Holder may claim a deduction for the amount of Canadian tax withheld.

    PASSIVE FOREIGN INVESTMENT COMPANY, FOREIGN PERSONAL HOLDING COMPANY OR CONTROLLED FOREIGN CORPORATION. A "passive foreign investment company" ("PFIC"), as to any U.S. person, is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income at any time during such person's holding period for shares of such corporation. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce those types of income. The Company intends to conduct its affairs so as to avoid the classification of the Company and its subsidiaries as PFICs with respect to U.S. persons holding Common Shares. However, if ever applied to the Company and its subsidiaries, the PFIC rules could produce significant adverse tax consequences for a U.S. Holder, including taxation of disposition gains as ordinary income and the imposition of an interest charge on U.S. Federal income taxes deemed to have been deferred. The Company believes that neither it nor any of its subsidiaries is a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC"). The Company currently believes that neither it nor any of its subsidiaries is a FPHC because it believes that no group of five or fewer United States citizens or residents owns, directly or indirectly, more than 50% of the Company's Common Shares (taking into account the effect of applicable constructive ownership rules). In addition, the Company believes that less than 60% of its gross income will be FPHC income. FPHC income in this context is similar but not identical to passive income under the PFIC rules. If the Company or any subsidiary were to become a FPHC in the future (for example by reason of certain constructive ownership rules or a change in the ownership of its stock) then, in general, each U.S. Holder holding Common Shares on the last day of the Company's taxable year would be treated as receiving a dividend in an amount equal to each such U.S. Holder's share of the Company's or subsidiary's undistributed FPHC income for such taxable year. The Company currently believes that neither it nor any of its subsidiaries is a CFC. A corporation is a CFC if more than 50% of the shares of the corporation, by vote or value, are owned, directly or indirectly (including shares owned through attribution), by "10% CFC Shareholders" (United States persons directly or indirectly owning at least 10% of the total combined voting power of all shares of the corporation). The Company currently believes that neither it nor any of its subsidiaries is a CFC because U. S. citizens and residents, in the aggregate, do not own more than 50% of the Company's Common Shares (taking into account the effect of applicable constructive ownership rules). In general, each 10% CFC Shareholder in a CFC on the last day of the CFC's taxable year is required to include in its gross income for such taxable year its pro rata share of the CFC's earnings and profits for that year attributable to certain types of income or investments. Income recognized by a 10% CFC Shareholder under the CFC rules would not also be recognized as undistributed FPHC income. Effective for the portion of a holder's holding period that begins after December 31, 1997, in the case of a corporation that is both a CFC and a PFIC, 10% CFC Shareholders will be treated as shareholders of a CFC and not as shareholders of a PFIC during the time that such persons are 10% CFC Shareholders.

    INFORMATION REPORTING AND BACKUP WITHHOLDING REQUIREMENTS WITH RESPECT TO U.S. HOLDERS. The Company does not currently pay dividends. If it did, and if it used a paying agent (such as a bank) in the United States, the paying agent would be required to report the dividends to U.S. Holders not otherwise exempt from reporting requirements. Certain U.S. Holders may be subject to backup withholding at a 30% rate on dividends received on Common Shares. This withholding generally applies only if such U.S. Holder (i) fails to furnish a correct taxpayer identification number ("TIN") to the U.S. financial institution or any other person responsible for the payment of dividends on the Common Share, (ii) furnishes an incorrect TIN, (iii) is notified by the U.S. Internal Revenue Service ("IRS") of the U.S. Holder's failure to properly report payments of interest and dividends and the IRS has notified the Company to begin withholding tax from the U.S. Holder's dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the TIN provided is correct and that the U.S. Holder is not subject to backup withholding rules.

    Amounts withheld under the backup withholding rules do not constitute a separate U.S. Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. Holder's U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

    UNITED STATES STATE AND LOCAL TAXES. In addition to U.S. Federal income taxes, U.S. Holders may be subject to United States state and local taxes with respect to their Common Shares. U.S. Holders should consult their own tax advisors regarding such matters.

    U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS. The following discussion summarizes the U.S. Federal income tax consequences of owning and disposing of Common Shares by a holder of Common Shares that is a Non-U.S. Holder, is not engaged in the conduct of a trade or business in the United States and is not present in the United States for 183 days or more during the taxable year.

    DISTRIBUTIONS TO NON-U.S. HOLDERS. Under the provisions of the Convention, a Non-U.S. Holder would generally not be subject to U.S. income tax with respect to distributions by the Company.

    TAX ON SALE BY NON-U.S. HOLDERS. A Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax in respect of gain recognized on the disposition of shares.

    INFORMATION REPORTING AND BACKUP WITHHOLDING REQUIREMENTS WITH RESPECT TO NON-U.S. HOLDERS. Currently, U.S. information reporting requirements and backup withholding will not apply to dividends on the Common Shares paid to Non-U.S. Holders at an address outside the United States if the Non-U.S Holder files required information with the payor or qualifies for certain other exemptions. As a general matter, information reporting and backup withholding requirements will not apply to a payment of the proceeds of a sale of the Common Shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States through a "U.S. Broker," unless the broker has documentary evidence in its records that the stockholder is not a United States person and has no actual knowledge that such evidence is false, or the Non-U.S. Holder otherwise establishes an exemption. For purposes of the preceding sentence, a U.S. Broker is a broker that (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a CFC, or (iv) is a foreign partnership with a United States trade or business if more than 50% of the profits or capital interests in the partnership are owned by United States persons. Payment by a broker of the proceeds of a sale of the Common Shares effected inside the United States is subject to both backup withholding and information reporting requirements unless the Non-U.S. Holder certifies under penalties of perjury that he or she is not a United States person and provides his or her name and address or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. Federal income tax, provided that the required information or appropriate claim for refund is furnished to the IRS.

    THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON SHARES BY U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON SHARES INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION.

DOCUMENTS ON DISPLAY

    Any documents referred to in this Annual Report may be inspected at the corporate office of the Company, 2175 Hymus Boulevard, Dorval, Quebec, H9P 1J8, upon appointment during normal business hours.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company is exposed to market risk from changes in interest and foreign exchange rates and, from time to time and only upon approval by senior officers, enters into financial contracts in the ordinary course of business to hedge these exposures. The Company does not use financial instruments for trading or speculative purposes.

    INTEREST RATE RISK. The Company's exposure to interest rate risk is as follows. (All tabular amounts are in thousands of U.S. dollars).

                                                                             NOVEMBER 24, 2001
                                                                          -----------------------
                                                                                        WEIGHTED
                                                                                         AVERAGE
                                                                                        EFFECTIVE
                                                                             DEBT       INTEREST
                                                                          OUTSTANDING     RATE
                                                                          -----------   ---------
Bank indebtedness..................  Floating rate......................    $ 7,193       5.00%
                                                                            =======

Long-term debt.....................  Floating rate......................    $15,156       4.50%
                                     Fixed rate.........................     52,335       7.12%
                                                                            -------
                                                                            $67,491
                                                                            =======

                                                               NOVEMBER 24, 2001
                                                              -------------------
                                                              CARRYING     FAIR
                                                               AMOUNT     VALUE
                                                              --------   --------
Fair value of long-term debt................................  $67,491    $67,640
                                                              =======    =======

    A 45 basis point movement in the Canadian prime rate or the U.S. base rate would result in an approximate $0.1 million, annualized for the period ended November 24, 2001, increase or decrease in interest expense and cash flows. The modeling technique used was to apply to the Company's debt the difference between the actual interest rates at November 24, 2001 and the what-if interest rates.

    A variable to fixed interest rate swap agreement is used by a U.S. wholly-owned subsidiary of the Company to hedge its exposure to interest rate risk related to the term credit agreement and is accounted for on the accrual basis. Amounts to be paid or received under the interest rate swap agreement are recognized as interest expense or income in the period in which they accrue. See "Operating and Financial Review and Prospectus--Hedging."

    EXCHANGE RATE RISK. The Company, from time to time, utilizes forward exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases by certain of its Canadian subsidiaries, denominated in U.S. dollars. Forward exchange contracts are entered into with reputable financial institutions. Realized exchange gains and losses are included in income as offsets to gains and losses arising from the underlying hedged transactions. Unrealized exchange gains and losses on the forward exchange contracts are included in income as recognized. At
November 24, 2001 and November 25, 2000, the Company had no forward foreign currency exchange contracts outstanding. At November 27, 1999, the Company had forward foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars.

    The Company estimates that a two-cent movement in the value of the Canadian dollar would affect net sales by approximately $2.9 million annually, based on 2001 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversion of net sales in Canadian dollars for the period ended
November 24, 2001 using the average
exchange rate for the year and the what-if exchange rate. In 2001, the average exchange rate was $1.5442 Canadian.

    COMMODITY PRICE RISK. The Company does not use derivative commodity instruments to hedge its exposure to the impact of price fluctuations on its principal raw material. See "Key Information--Risk Factors--Cost of Raw Materials; Impact of Changing Steel Prices."

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13 DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

    None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None.

ITEM 15 [RESERVED]

ITEM 16 [RESERVED]

                                    PART III

ITEM 17 FINANCIAL STATEMENTS

    See Item 18 for the Financial Statements.

ITEM 18 FINANCIAL STATEMENTS

                                            [Raymond Chabet Grant Thornton Logo]

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Novamerican Steel Inc.

    We have audited the accompanying consolidated balance sheets of Novamerican Steel Inc. and Subsidiaries as of November 24, 2001 and November 25, 2000 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended November 24, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits for the years ended November 24, 2001 and November 25, 2000 in accordance with generally accepted auditing standards in the United States of America. We conducted our audit for the year ended
November 27, 1999 in accordance with generally accepted auditing standards in Canada which are, in all material respects, similar to generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novamerican Steel Inc. and Subsidiaries as of November 24, 2001 and November 25, 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended November 24, 2001 in conformity with generally accepted accounting principles in the United States of America.

/s/ RAYMOND CHABOT GRANT THORNTON

Chartered Accountants
General Partnership

Montreal, Canada
December 14, 2001

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

             (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                                         YEARS ENDED
                                                          ------------------------------------------
                                                          NOVEMBER 24,   NOVEMBER 25,   NOVEMBER 27,
                                                              2001           2000           1999
                                                          ------------   ------------   ------------
                                                               $              $              $
NET SALES...............................................     417,029        478,506        426,692
Cost of sales...........................................     322,057        375,777        331,544
                                                             -------        -------        -------
GROSS MARGIN............................................      94,972        102,729         95,148
                                                             -------        -------        -------
Operating expenses
  Plant.................................................      30,358         31,286         26,154
  Delivery..............................................      15,746         14,878         13,225
  Selling...............................................      11,112         12,008         10,844
  Administrative and general............................      19,458         17,629         16,299
                                                             -------        -------        -------
                                                              76,674         75,801         66,522
                                                             -------        -------        -------
OPERATING INCOME........................................      18,298         26,928         28,626
                                                             -------        -------        -------
Interest expense........................................       6,455          6,426          5,181
Unrealized loss on foreign exchange contracts...........                                        82
Share in income of joint ventures.......................         (74)          (711)          (759)
                                                             -------        -------        -------
                                                               6,381          5,715          4,504
                                                             -------        -------        -------
Income before income taxes and minority interest........      11,917         21,213         24,122
Income taxes (Note 3)...................................       3,903          8,021          9,401
                                                             -------        -------        -------
Income before minority interest.........................       8,014         13,192         14,721
Minority interest.......................................                        180            390
                                                             -------        -------        -------
NET INCOME..............................................       8,014         13,012         14,331
                                                             =======        =======        =======

Basic and diluted income per share......................        0.83           1.34           1.48
                                                             =======        =======        =======
COMPREHENSIVE INCOME
Net income..............................................       8,014         13,012         14,331
Changes in cumulative translation adjustment............        (973)        (2,136)         1,735
Unrealized loss on interest rate swap, net of deferred
  taxes of $540.........................................        (661)
                                                             -------        -------        -------
                                                               6,380         10,876         16,066
                                                             =======        =======        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                                                             ACCUMULATED
                                             COMMON SHARES                      OTHER           TOTAL
                                          --------------------   RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                           NUMBER      AMOUNT    EARNINGS       LOSS           EQUITY
                                          ---------   --------   --------   -------------   -------------
                                                         $          $             $               $
Balance at November 28, 1998............  9,700,000    28,404     43,314        (5,372)        66,346
  Net income............................                          14,331                       14,331
  Changes in cumulative translation
    adjustment..........................                                         1,735          1,735
                                          ---------    ------     ------        ------         ------
Balance at November 27, 1999............  9,700,000    28,404     57,645        (3,637)        82,412
  Net income............................                          13,012                       13,012
  Changes in cumulative translation
    adjustment..........................                                        (2,136)        (2,136)
                                          ---------    ------     ------        ------         ------
Balance at November 25, 2000............  9,700,000    28,404     70,657        (5,773)        93,288
  Net income............................                           8,014                        8,014
  Changes in cumulative translation
    adjustment..........................                                          (973)          (973)
  Unrealized loss on interest rate swap,
    net of deferred taxes of $540.......                                          (661)          (661)
                                          ---------    ------     ------        ------         ------
Balance at November 24, 2001............  9,700,000    28,404     78,671        (7,407)        99,668
                                          =========    ======     ======        ======         ======

   The accompanying notes are an integral part of the consolidated financial statements.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                            YEARS ENDED
                                                             ------------------------------------------
                                                             NOVEMBER 24,   NOVEMBER 25,   NOVEMBER 27,
                                                                 2001           2000           1999
                                                             ------------   ------------   ------------
                                                                  $              $              $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.................................................      8,014         13,012         14,331
Adjustments to reconcile net income to net cash from (used
for) operating activities
  Depreciation and amortization............................      6,019          5,272          4,316
  Share in income of joint ventures........................        (74)          (711)          (759)
  Deferred income taxes....................................        915            929           (284)
  Minority interest........................................                       180            390
  Gain on disposal of property, plant and equipment........         (7)          (121)          (261)
  Unrealized loss on foreign exchange contracts............                                       82
Changes in working capital items
  Accounts receivable......................................      7,837            366        (12,316)
  Income taxes receivable..................................         51
  Inventories..............................................     10,350        (11,898)         3,251
  Prepaid expenses and other...............................       (274)          (639)            38
  Accounts payable and accrued liabilities.................     (4,666)       (10,771)        11,270
  Income taxes payable.....................................                    (2,678)         2,672
                                                               -------        -------        -------
Net cash from (used for) operating activities..............     28,165         (7,059)        22,730
                                                               -------        -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in a joint venture..............................     (3,435)        (3,177)
Distribution from a joint venture..........................        250            715            612
Additions to property, plant and equipment.................     (9,279)       (24,128)        (8,289)
Proceeds from disposal of property, plant and equipment....         44            175            763
Other assets...............................................     (2,167)          (167)           (59)
                                                               -------        -------        -------
Net cash used for investing activities.....................    (14,587)       (26,582)        (6,973)
                                                               -------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness...............    (16,573)        24,521         (8,737)
Proceeds from long-term debt...............................     53,154         11,796          8,849
Repayment of long-term debt................................    (43,779)        (4,162)       (10,185)
                                                               -------        -------        -------
Net cash from (used for) financing activities..............     (7,198)        32,155        (10,073)
                                                               -------        -------        -------
Effect of exchange rate changes on cash and cash
  equivalents..............................................       (159)          (185)            77
                                                               -------        -------        -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......      6,221         (1,671)         5,761
Cash and cash equivalents, beginning of year...............      4,313          5,984            223
                                                               -------        -------        -------
Cash and cash equivalents, end of year.....................     10,534          4,313          5,984
                                                               =======        =======        =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid..............................................      5,924          6,134          4,937
                                                               =======        =======        =======
Income taxes paid..........................................      2,944          8,627          7,406
                                                               =======        =======        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                              NOVEMBER 24,   NOVEMBER 25,
                                                                  2001           2000
                                                              ------------   ------------
                                                                   $              $
ASSETS
Current assets
  Cash and cash equivalents.................................     10,534          4,313
  Accounts receivable (Note 4)..............................     59,608         68,358
  Income taxes receivable...................................        292            346
  Inventories (Note 5)......................................     68,193         79,330
  Prepaid expenses and other................................      1,480          1,221
  Deferred income taxes (Note 3)............................        441
                                                                -------        -------
                                                                140,548        153,568
Investment in joint ventures................................      9,350          6,091
Property, plant and equipment (Note 6)......................     73,710         70,284
Goodwill, net of accumulated amortization of $1,717 ($1,399
  in 2000)..................................................     11,031         11,351
Other assets................................................      2,323            783
                                                                -------        -------
                                                                236,962        242,077
                                                                =======        =======
LIABILITIES
Current liabilities
  Current portion of long-term debt.........................      5,797         32,171
  Bank indebtedness (Note 7)................................      7,193         24,029
  Accounts payable and accrued liabilities (Note 8).........     51,504         57,105
  Deferred income taxes (Note 3)............................                       372
                                                                -------        -------
                                                                 64,494        113,677
Long-term debt (Note 9).....................................     61,694         26,345
Fair value of interest rate swap (Note 13)..................      1,201
Deferred income taxes (Note 3)..............................      7,129          5,991
Minority interest...........................................      2,776          2,776
                                                                -------        -------
                                                                137,294        148,789
                                                                -------        -------
SHAREHOLDERS' EQUITY
Share capital (Note 10).....................................     28,404         28,404
Retained earnings...........................................     78,671         70,657
Accumulated other comprehensive loss........................     (7,407)        (5,773)
                                                                -------        -------
                                                                 99,668         93,288
                                                                -------        -------
                                                                236,962        242,077
                                                                =======        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

1--GOVERNING STATUTES AND NATURE OF OPERATIONS

    Novamerican Steel Inc. (Novamerican) was incorporated under the Canada Business Corporations Act. The Company processes and distributes, through its 23 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and the Canadian provinces of Quebec and Ontario, carbon steel, stainless steel and aluminum products, and operates as an intermediary between primary metal producers and manufacturers that require processed metal.

2--ACCOUNTING POLICIES

    The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and the reporting currency is the United States of America dollar (U.S. dollar).

    A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

BASIS OF CONSOLIDATION

    The consolidated financial statements include the accounts of Novamerican and all its subsidiaries (collectively, the Company). All significant intercompany transactions and balances have been eliminated. The Company's interests in joint ventures are accounted for by the equity method. Accordingly, the Company's share of income of the joint ventures is included in consolidated net income. The fiscal year-end of the Company is the last Saturday of November.

TRANSLATION OF FOREIGN CURRENCIES

    Transactions concluded in foreign currencies by the Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in foreign currencies are included in income. Gains amounted to $847,000 in 2001, $594,000 in 2000 and $971,000 in 1999.

    The financial statements of the Company are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar as follows: assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. All cumulative translation gains or losses are included in accumulated other comprehensive loss in the consolidated balance sheets.

ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

2--ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

    Revenue is recognized when products are shipped to the customer. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash in banks and term deposits which are short-term, highly liquid investments with original maturities of three months or less.

INVENTORIES

    Inventories are stated at the lower of cost or market and include the cost of purchased steel and freight. Cost is determined using the specific identification method or the average cost method. Until 1999, one of the Company's wholly-owned subsidiaries used the last in, first out (LIFO) method to determine cost. During 2000, the subsidiary changed to the average cost method. This change in accounting policy was made to provide a better measurement of operating results. This accounting change was not material to the financial statements on an annual or quarterly basis and accordingly, no retroactive restatement of the November 27, 1999 consolidated statement of operations and comprehensive income was made.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost.

    Depreciation is calculated using the straight-line method over the following estimated useful lives:

      Buildings and building improvements.........................  10 to 40 years
      Machinery and equipment.....................................   5 to 20 years
      Furniture and fixtures......................................   5 to 15 years
      Transportation equipment....................................    3 to 7 years
      Computer equipment..........................................    3 to 5 years
      Leasehold improvements......................................   5 to 10 years
      Aircraft....................................................        15 years

    Depreciation expense was approximately $5,076,000, $4,583,000 and $3,655,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively. No depreciation was recorded on assets under construction.

GOODWILL

    Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized using the straight-line method over 40 years. The carrying value of goodwill is reviewed periodically for impairment based on the undiscounted cash flows of the entities acquired. Should this review indicate that goodwill will not be recoverable, the Company's carrying value of goodwill will be reduced by the estimated impairment. Amortization expense was approximately $318,000, $318,000 and $317,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

2--ACCOUNTING POLICIES (CONTINUED)
OTHER ASSETS

    Other assets are recorded at cost and comprise expenses incurred in issuing long-term debt which are deferred and amortized using the straight-line method over the term of the related debt. Amortization expense was approximately $625,000, $371,000 and $344,000 for the years ended November 24, 2001,
November 25, 2000 and November 27, 1999, respectively.

INCOME TAXES

    The provision for income taxes is computed on the pretax income of the consolidated subsidiaries located within each taxing country based on the current tax law. Deferred income taxes are provided, based upon currently enacted tax rates, for temporary differences in the recognition of assets and liabilities on the financial statements and for income tax purposes.

    The Company does not provide for income taxes on undistributed income of foreign subsidiaries as such income is intended to be permanently reinvested in those operations.

EARNINGS PER SHARE

    Basic income per share is based upon the weighted average number of common shares outstanding during the respective years. Weighted average common shares outstanding were 9,700,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively. Stock options were not included in the computation of diluted income per share because they are antidilutive.

COMPREHENSIVE INCOME

    Components of comprehensive income include net income, changes in cumulative translation adjustments and unrealized losses on the interest rate swap, net of taxes.

RECLASSIFICATION

    Certain reclassifications have been made to previously reported results to conform to the fiscal year 2001 presentation.

CURRENT AND PENDING ACCOUNTING CHANGES

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, BUSINESS COMBINATIONS. This statement requires that all business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting.

    In June 2001, the FASB issued SFAS No. 142, GOODWILL AND INTANGIBLE ASSETS. This statement prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually while other intangible assets with finite lives should be amortized over their useful economic life. The statement is effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact of the application of this statement which will come into effect for the Company beginning with the first quarter of the fiscal year ending in 2003.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

2--ACCOUNTING POLICIES (CONTINUED)
    In June 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002.

    In October 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which supersedes SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, and the accounting and reporting provisions of APB No. 30, REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001.

    The Company does not expect the adoption of SFAS, No. 143 or No. 144 to have a material impact on the financial statements.

3--INCOME TAXES

    The following summarizes the Company's income taxes on the earnings of its Canadian and U.S. operations.

    Income before income taxes and minority interest by local jurisdiction:

                                                                           YEARS ENDED
                                                            ------------------------------------------
                                                            NOVEMBER 24,   NOVEMBER 25,   NOVEMBER 27,
                                                                2001           2000           1999
                                                            ------------   ------------   ------------
                                                                 $              $              $
      Canada..............................................      9,612         15,109         16,602
      United States.......................................      2,305          6,104          7,520
                                                               ------         ------         ------
                                                               11,917         21,213         24,122
                                                               ======         ======         ======

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

3--INCOME TAXES (CONTINUED)

    The income tax provision is composed of the following:

                                                                           YEARS ENDED
                                                            ------------------------------------------
                                                            NOVEMBER 24,   NOVEMBER 25,   NOVEMBER 27,
                                                                2001           2000           1999
                                                            ------------   ------------   ------------
                                                                 $              $              $
      Current
          Canada..........................................      2,128          3,986          5,357
          United States...................................        860          3,106          4,328
                                                                -----          -----         ------
                                                                2,988          7,092          9,685
                                                                -----          -----         ------
      Deferred
          Canada..........................................        659          1,370            805
          United States...................................        256           (441)        (1,089)
                                                                -----          -----         ------
                                                                  915            929           (284)
                                                                -----          -----         ------
                                                                3,903          8,021          9,401
                                                                =====          =====         ======

    The components of the Company's net deferred income tax liability are as follows:

                                                                    NOVEMBER 24,   NOVEMBER 25,
                                                                        2001           2000
                                                                    ------------   ------------
                                                                         $              $
      Asset (liability)
        Current deferred income taxes
            Investment in joint ventures..........................       (195)          (297)
            Inventories...........................................       (410)          (761)
            Accounts receivable...................................        256
            Other items...........................................        790            686
                                                                       ------         ------
                                                                          441           (372)
                                                                       ------         ------
        Long-term deferred income taxes
            Property, plant and equipment.........................     (8,050)        (7,018)
            Investment in joint ventures..........................       (191)          (234)
            Intangibles...........................................        112            359
            Fair value of interest rate swap......................        540
            Other items...........................................        460            902
                                                                       ------         ------
                                                                       (7,129)        (5,991)
                                                                       ------         ------
      Total current and long-term deferred income taxes...........     (6,688)        (6,363)
                                                                       ======         ======

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

3--INCOME TAXES (CONTINUED)
    The reconciliation between the Canadian statutory income tax rate and the Company's effective income tax rate is as follows:

                                                                           YEARS ENDED
                                                            ------------------------------------------
                                                            NOVEMBER 24,   NOVEMBER 25,   NOVEMBER 27,
                                                                2001           2000           1999
                                                            ------------   ------------   ------------
                                                                 %              %              %
      Canadian statutory income tax rate..................      42.0           41.8           39.0
      United States statutory income tax rate
        difference........................................      (0.4)          (0.5)           0.3
      Canadian incentive for manufacturing and processing
        activities........................................      (4.5)          (4.6)          (4.0)
      Reduction in income tax rate........................      (0.8)
      Other items.........................................      (3.5)           1.1            3.7
                                                                ----           ----           ----
      Effective income tax rate...........................      32.8           37.8           39.0
                                                                ====           ====           ====

4--ACCOUNTS RECEIVABLE

                                                                    NOVEMBER 24,   NOVEMBER 25,
                                                                        2001           2000
                                                                    ------------   ------------
                                                                         $              $
      Trade accounts receivable, less allowance for doubtful
        accounts of $1,266,645 ($1,249,814 in 2000)...............     59,021         68,199
      Other.......................................................        587            159
                                                                       ------         ------
                                                                       59,608         68,358
                                                                       ======         ======

5--INVENTORIES

                                                                    NOVEMBER 24,   NOVEMBER 25,
                                                                        2001           2000
                                                                    ------------   ------------
                                                                         $              $
      Raw materials...............................................     34,053         45,143
      Finished goods..............................................     34,140         34,187
                                                                       ------         ------
                                                                       68,193         79,330
                                                                       ======         ======

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

6--PROPERTY PLANT AND EQUIPMENT

                                                                    NOVEMBER 24,   NOVEMBER 25,
                                                                        2001           2000
                                                                    ------------   ------------
                                                                         $              $
      Land........................................................      5,866          4,823
      Buildings and building improvements.........................     31,540         26,985
      Machinery and equipment.....................................     48,974         44,921
      Furniture and fixtures......................................        533            618
      Transportation equipment....................................      1,698          1,679
      Computer equipment..........................................      2,713          2,470
      Leasehold improvements......................................        776            664
      Aircraft....................................................      3,065          3,137
      Assets under construction...................................      4,072          5,997
                                                                       ------         ------
                                                                       99,237         91,294
      Accumulated depreciation....................................     25,527         21,010
                                                                       ------         ------
                                                                       73,710         70,284
                                                                       ======         ======

7--BANK INDEBTEDNESS

    The bank indebtedness of the Company's Canadian subsidiaries consists of various demand revolving credit facilities available by either prime rate loans, bearing interest at prime, currently 4.5% (7.5% in 2000), plus a premium varying from 0% to 0.5%, or by way of banker's acceptances having discount rates varying from 0% to 0.5%, and are secured by inventories and movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets. There are no cross collateralizations among the various facilities. These facilities are renegotiated on an annual basis.

    The Company's Canadian subsidiaries have approximately $30,856,000 (CA$48,500,000) in 2001 and $41,352,000 (CA$63,500,000) in 2000 of revolving credit facilities from two Canadian financial institutions, of which approximately $23,622,000 (CA$37,128,000) was available at November 24, 2001 and $16,406,000 (CA$25,196,000) was available at November 25, 2000. In addition, a Canadian subsidiary has a revolving demand credit facility of $477,000 in 2001 and $488,000 in 2000 (CA$750,000 in both years), bearing interest at prime, currently 4.5% (7.5% in 2000), plus a rate varying from 0% to 0.75%, of which $477,000 (CA$750,000) was available at November 24, 2001 and $483,000
(CA$741,109) was available at November 25, 2000.

    As at November 24, 2001, the bank had issued guarantees and letters of credit to the Company's Canadian subsidiaries amounting to $41,000 (CA$65,000) and $922,000 (CA$1,415,000) as at November 25, 2000.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

8--ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                    NOVEMBER 24,   NOVEMBER 25,
                                                                        2001           2000
                                                                    ------------   ------------
                                                                         $              $
      Trade accounts..............................................     49,624         55,406
      Trade accounts to a company controlled by a shareholder.....        625            523
      Trade accounts to a joint venture...........................      1,255          1,176
                                                                       ------         ------
                                                                       51,504         57,105
                                                                       ======         ======

9--LONG-TERM DEBT

                                                                         NOVEMBER 24,   NOVEMBER 25,
                                                             MATURITY        2001           2000
                                                             ---------   ------------   ------------
                                                                              %              %
      Revolving line of credit(a)..........................       2001                     27,775
      Note payable(b)......................................       2002                      6,250
      Mortgages(c).........................................  2002-2006                      4,185
      Loans(d)
        (CA$4,010,229; CA$5,370,417 in 2000)...............       2005       2,551          3,498
      Term credit facility(e)
        (CA$19,929,797; CA$23,084,497 in 2000).............       2006      12,680         15,033
      Term loan(f).........................................       2006      51,454
      Loans from a shareholder(g)
        (CA$744,162; CA$2,441,333 in 2000).................                    474          1,590
      Loans from minority shareholders(h)
        (CA$521,791; CA$284,616 in 2000)...................                    332            185
                                                                            ------         ------
                                                                            67,491         58,516
      Less: current portion of long-term debt..............                  5,797         32,171
                                                                            ------         ------
                                                                            61,694         26,345
                                                                            ======         ======

(a) The revolving line of credit consisted of a U.S. subsidiary's five-year revolving credit agreement, as amended, with a group of banks which provided for borrowings, based upon a formula, of up to $50,000,000 and was collateralized by all assets not pledged elsewhere. The interest rate on borrowings under the credit agreement was the LIBOR rate of 6.62% in 2000 plus 1.375% on principal of $27,000,000 and the U.S. banks' base rate of 9.5% in 2000 plus 0.375% on the balance. The U.S. subsidiary had an interest swap agreement to fix the interest rate at 8.88% on borrowings of up to $20,000,000. The borrowings under the credit agreement were refinanced during 2001 with the term loan described in (f).

     During the year, the U.S. subsidiary entered into a new revolving credit agreement with a group of banks which provides for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006. At November 24, 2001 there were no borrowings outstanding under this agreement. The interest rate on borrowings under the credit agreement is the lead bank's prime rate plus 0.5% or the LIBOR rate plus 1.75%. Among the restrictive financial covenants contained in the agreement are

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

9--LONG-TERM DEBT (CONTINUED)
     ratios as to fixed charges, tangible capital base, and senior liabilities to tangible capital base. Borrowings are collateralized by all of the assets of the U.S. subsidiary.

(b)  Quarterly principal payments of $250,000 on the 8% note were due
     January 31, 2001 through April 30, 2002 with the balance of the loan totalling $4,750,000 due on July 31, 2002. The note was collateralized by first (to the extent not pledged elsewhere) and second mortgages on U.S. real property with an approximate carrying value of $14,378,000 in 2000. The face amount of the note was $6,250,000 in 2000 and the unamortized discount was $137,000. As at November 25, 2000, the effective interest rate was 9.25%. The note was refinanced during 2001 with the term loan described in (f).

(c) The mortgages were secured by land and buildings with an approximate carrying value of $11,506,000 in 2000, bore interest at rates from 7.45% to 10.5% in 2000 and were payable in monthly principal instalments of $59,000 in 2000. The mortgages were refinanced during 2001 with the term loan described in (f).

(d)  Loan amounting to $342,000 (CA$537,614) in 2001 and $630,000 (CA$968,117)
     in 2000, secured by a Personal Property Security Agreement and a first hypothec on the universality of all present and future equipment, machinery and vehicles of a Canadian subsidiary, having a carrying value of $2,657,000 (CA $4,175,641), bearing interest at a Canadian bank's prime rate, currently 6.5% (9.5% in 2000) minus 1%, payable in monthly principal instalments of $16,000 (CA$24,700) and maturing on November 23, 2005.

     Loan amounting to $531,000 (CA$834,300) in 2001 and $720,000 (CA$1,104,300)
     in 2000, secured by way of a security agreement constituting a first fixed charge on machinery, equipment and vehicles of a Canadian subsidiary, having a carrying value of $1,156,000 (CA$ 1,816,491), bearing interest at 8.9%, payable in monthly instalments of $14,000 (CA$22,500) and maturing on January 15, 2005.

     Matched fund term loan amounting to $1,678,000 (CA$2,638,315) in 2001 and $2,148,000 (CA$3,298,000) in 2000, secured by a movable hypothec on the aircraft, having a carrying value of $3,065,000, bearing interest at 7.4%, payable in monthly instalments of $35,000 (CA$54,973) and maturing on November 24, 2005.

(e) Term credit facility, as amended, amounting to $12,680,000 (CA$19,929,797) in 2001 and $15,033,000 (CA$23,084,497) in 2000 expiring on February 28,
     2006 and repayable by quarterly instalments of $439,000 (CA$690,000). Additional repayments will be determined annually and will be based on excess cash flow. An amount of $3,616,000 (CA$5,683,506) in 2001 and $6,085,000 (CA$9,344,595) in 2000 of the term facility bears interest at a rate of 6.43% plus a premium varying from 0% to 0.75%. An amount of $4,858,000 (CA$7,633,512) in 2001 and $5,762,000 (CA$8,847,760) in 2000 of
     the term facility bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%. An amount of $498,000 (CA$782,787) in 2001 and $587,000
     (CA$900,760) in 2000 of the term facility bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%. An amount of $681,000 (CA$1,070,850) in 2001 and $802,000 (CA$1,232,240) in 2000 of the term facility bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75%. An amount of $3,027,000 (CA$4,759,142) in 2001 and $1,797,000
     (CA$2,759,142) in 2000 of the term facility is available either by way of prime rate loans bearing interest at prime, currently 4.5% (7.5% in 2000), plus a rate varying from 0% to 0.75%, or by way of bankers' acceptances having discount rates varying from 1% to 1.75% and having maturities of

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

9--LONG-TERM DEBT (CONTINUED)
    one to six months. As of November 24, 2001 and November 25, 2000, the effective interest rates were 6.59% and 6.95% respectively.

     As of November 24, 2001, the Company did not meet one of its financial ratios with regard to the term credit facility. The Company has made contractual arrangements with its lenders to amend the financial ratio so that the Company will be in compliance with the financial ratio as of November 24, 2001 and the first quarter of the fiscal year ending
     November 30, 2002. Thereafter, it is probable that the Company will comply with the financial ratio for each of the quarters in and for the fiscal year ending in 2002. Accordingly, the non-current portion of the term credit facility has been classified as long-term debt.

     The credit facilities are secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian subsidiary having a carrying value of $18,337,000 (CA$28,821,974) and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by a Canadian subsidiary. The Company has given an unsecured, unlimited guarantee and a limited recourse pledge on its investment in the Canadian subsidiary.

(f) During the year, a U.S. subsidiary of the Company entered into a $53,000,000 term loan agreement with a group of banks. At November 24, 2001, $51,454,167 was outstanding. The interest rate on the term loan is the lead bank's prime rate, currently 4.25%, plus a premium of 0.5% or the LIBOR rate, currently 2.11%, plus a premium of 1.75%. Monthly principal payments of $220,833 are due through April 7, 2006 with the balance of the loan of $39,750,000 due April 7, 2006. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base, and senior liabilities to tangible capital base. The term loan is collateralized by all of the assets of the U.S. subsidiary.

     As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% on borrowings of $40,000,000 through April 16, 2003, thereafter borrowings up to $30,000,000 through April 18, 2005, and borrowings up to $20,000,000 through April 16, 2006. As of November 24, 2001, the interest rate on $40,000,000 was 7.02% (5.27% plus applicable premium) and the interest rate on the excess was 4.75%.

(g) The loans from a shareholder bear interest at 8% and have no repayment terms.

(h) The loans from minority shareholders bear interest at prime, currently 4.5% (7.5% in 2000), plus 0.5% and have no repayment terms.

    Aggregate maturities of long-term debt are as follows:

                                                                       $
                                                                    --------
      2002........................................................    5,797
      2003........................................................    5,151
      2004........................................................    4,997
      2005........................................................    4,841
      2006........................................................   45,899
      Thereafter..................................................      806

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

10--SHARE CAPITAL

PREFERRED SHARES

    The Company is authorized to issue an unlimited number of preferred shares, issuable in one or more series, the Board of Directors being authorized to fix the rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. No preferred shares were outstanding as at the dates of, and for the period covered by, the financial statements.

COMMON SHARES

    The Company is authorized to issue an unlimited number of common shares, entitled to one vote per share.

SHAREHOLDERS' PROTECTION RIGHTS PLAN

    The Company has a shareholders' protection rights plan. Under the plan, each common share issued or outstanding has associated with it one right to purchase one common share at a predetermined exercise price in certain circumstances relating to changes in the ownership of the common stock of the Company.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

11--SHARE OPTION PLAN

    On September 24, 1997, Novamerican's Board of Directors adopted the Novamerican Steel Inc. 1997 Share Option Plan which provides for the grant of incentive stock options (ISOs) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options (NSOs) and Other Rights (collectively, Awards) to key employees and directors of the Company. Options will be exercisable in instalments pursuant to a vesting schedule during the period specified in each option agreement. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares). The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the common shares at the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other Awards will be at the discretion of the Compensation Committee. Stock Appreciation Rights (SARs) may be granted to Share Option Plan participants separately or in connection with ISOs and NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR. The Company has reserved 1,500,000 common shares for issuance under the Share Option Plan.

    On September 24, 1997, ISOs were granted to three executive officers of the Company to purchase 750,000 common shares at an exercise price equivalent to the initial public offering price of $14.00 per common share. One-fifth of the ISOs may be exercised at each anniversary date of the grant except for 300,000 ISOs of which 40% cannot be exercised before the second anniversary date and 20% at each anniversary date thereafter. The Company has not issued any SARs as of November 24, 2001.

    A summary of stock option activity and related information for 2000 and 2001 follows:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                                         EXERCISE
                                                               SHARES     PRICE
                                                              --------   --------
                                                                            $
    Outstanding--November 27, 1999..........................  750,000     14.00
    Granted
    Exercised
    Forfeited
                                                              -------     -----
    Outstanding--November 25, 2000..........................  750,000     14.00
    Granted
    Exercised
    Forfeited
                                                              -------     -----
    Outstanding--November 24, 2001..........................  750,000     14.00
                                                              =======     =====
    Exercisable at end of year
    1999....................................................  300,000     14.00
    2000....................................................  450,000     14.00
    2001....................................................  600,000     14.00

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

11--SHARE OPTION PLAN (CONTINUED)
    The Company has elected to measure compensation cost related to granting of Awards using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. In this instance, however, under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company is required to make pro-forma disclosures of net income and basic income per share as if the fair value based method defined in SFAS No. 123 had been applied. Accordingly, the Company's net income and basic income per share for the year ended November 24, 2001, November 25, 2000 and November 27, 1999 would have been reduced, on a pro-forma basis, by $1.1 million and $0.12, respectively.

    The fair value of ISOs granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 6.075% per year, expected life of 7 years, expected dividend yield of 0% and expected volatility of 40%. As at November 24, 2001, November 25, 2000 and November 27, 1999, the weighted average fair value of the ISOs granted and outstanding was approximately $5.6 million.

12--RELATED PARTY TRANSACTIONS

    The following transactions with related parties occurred in the normal course of business and were measured at their respective exchange value, which is the amount established and agreed to by the related parties:

                                                                         YEARS ENDED
                                                          ------------------------------------------
                                                          NOVEMBER 24,   NOVEMBER 25,   NOVEMBER 27,
                                                              2001           2000           1999
                                                          ------------   ------------   ------------
                                                               $              $              $
    Processing revenue from a joint venture.............        195            168            167
    Management fees from a joint venture................         39             37              -
    Processing charges paid to a joint venture..........      3,018          3,307          3,245
    Rental charges to companies controlled by a
      shareholder.......................................      1,150          1,194          1,002
    Freight charges to a company controlled by a
      shareholder.......................................      6,003          4,174              -
    Interest paid to a shareholder......................         37            176            158

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

13--FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

    FAIR VALUE

    Fair value of financial instruments has been estimated using data which management considered the best available methodology deemed suitable for the pertinent category of financial instrument. The estimation methodologies are as follows:

- Due to their short-term maturity, the carrying value of certain financial instruments was assumed to approximate their fair value. These financial instruments include cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities;

- The fair value of long-term debt, including the portion due within one year, is based on the market prices of instruments with similar terms and remaining maturities;

- The fair value of forward exchange contracts and the interest rate swap agreement used for hedging purposes is estimated by obtaining quotes from the Company's principal bankers.

    Fair value of financial instruments:

                                                              NOVEMBER 24, 2001     NOVEMBER 25, 2000
                                                             -------------------   -------------------
                                                             CARRYING     FAIR     CARRYING     FAIR
                                                              AMOUNT     VALUE      AMOUNT     VALUE
                                                             --------   --------   --------   --------
                                                                $          $          $          $
    Long-term debt.........................................   67,491     67,640     58,516     58,256
    Interest rate swap.....................................    1,201      1,201          -          -

    The fair value of the long-term debt is determined without considering any additional repayments based on excess cash flow that may be required due to the difficulty of estimating any additional repayments.

    The notional amount of the swap is $40,000,000 to be reduced to $30,000,000 in 2003 and to $20,000,000 in 2005 with a term of five years expiring April 16, 2006. The Company intends to use the swap as a hedge of the related debt for five years.

    DERIVATIVES

    Effective November 26, 2000, the Company adopted SFAS No. 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS No. 133 requires all derivatives to be recorded on the balance sheet as assets or liabilities at their fair value. As well, SFAS No. 133 establishes new criteria for hedge accounting. In adopting SFAS No. 133, the Company did not incur any transition adjustments to earnings.

    At November 24, 2001, a U.S. subsidiary of the Company had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement described in note 9(f). This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive loss.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

13--FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED)
    The Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

    When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively when (a) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item;
(b) the derivative expires or is sold, terminated or exercised; or
(c) management determines that designation of the derivative as a hedge instrument is no longer appropriate. In these situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings. All gains or losses that were accumulated in other comprehensive loss will be recognized immediately in earnings upon the discontinuance of hedge accounting.

    At November 25, 2000, prior to the adoption of SFAS No. 133, the interest rate swap agreement used by the U.S. subsidiary of the Company to hedge its exposure to interest rate risk related to the revolving credit agreement described in note 9(a) had an unfavorable position reflecting the instrument's estimated fair value of $1,600 which was not recognized in the Company's financial statements.

    At November 24, 2001 and November 25, 2000, the Company had no forward foreign currency exchange contracts outstanding. At November 27, 1999, the Company had forward foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. Realized exchange gains and losses on the forward exchange contracts were included in income as offsets to gains and losses arising from the underlying hedged transactions. Unrealized exchange gains and losses on the forward exchange contracts were included in income as recognized.

    The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with reputable financial institutions and it does not hold derivative instruments for trading purposes.

    CONCENTRATION RISK

    The Company does not have a concentration of available sources of supply, labor, service or other rights that, if suddenly eliminated, could severely impact its operations.

    The Company's customer base is widely diversified and is involved in various industries. Therefore, the Company believes that no material concentrations of credit risk exist. To reduce credit risk, the Company performs evaluations of its customers' creditworthiness and accordingly does not generally require collateral.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

14--JOINT VENTURES

    The Company holds a 60% equity interest and a 50% voting interest in Delta Tube and Company, Limited, a joint venture that processes carbon steel into tubing.

    The Company also holds a 50% equity and voting interest in BethNova Tube, LLC, with Bethlehem Steel Corporation (Bethlehem) as an equal partner in the joint venture. The joint venture manufactures steel tubing for hydroforming applications. Construction of the BethNova Tube, LLC facility was completed in May 2001 and commercial production is expected to begin in fiscal year 2002.

    On October 15, 2001, Bethlehem filed to reorganize under Chapter 11 of the United States Bankruptcy Code. Bethlehem has stated that it does not plan to exit any of its joint venture partnerships, and, for its part, the Company is continuing to operate the joint venture with Bethlehem in the normal course of business. As of November 24, 2001, the project funding is complete. As of November 24, 2001, both partners have begun funding operating cash requirements and Bethlehem has contributed its portion as required. The Company does not believe that this event will have a material impact on the joint venture and, accordingly, there is no impairment of its carrying value to be recorded.

    Combined condensed financial information of the joint ventures is summarized below:

                                                                  TWELVE-MONTH PERIOD ENDED
                                                          ------------------------------------------
                                                          NOVEMBER 24,   NOVEMBER 25,   NOVEMBER 27,
                                                              2001           2000           1999
                                                          ------------   ------------   ------------
                                                               $              $              $
    Operations
        Sales...........................................      4,070          4,238          4,152
        Operating income (loss).........................       (168)           871            950

                                                          NOVEMBER 24,   NOVEMBER 25,
                                                              2001           2000
                                                          ------------   ------------
                                                               $              $
    Balance sheet
        Assets
          Current assets................................      2,158          1,750
          Long-term receivable..........................         13             17
          Property, net.................................     15,098          8,774
          Goodwill......................................         86            183
                                                             ------         ------
                                                             17,355         10,724
                                                             ======         ======

        Liabilities
          Current liabilities...........................        806            394
          Advances from partners........................      8,224          1,354

        Joint venture investment
          Capital contribution..........................     10,008         10,008
          Undistributed earnings (loss).................       (492)            71
          Accumulated other comprehensive loss..........     (1,191)        (1,103)
                                                             ======         ======
                                                             17,355         10,724
                                                             ======         ======

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

15--CONTINGENCIES

    The Company is contingently liable under guarantees issued in the normal course of business and with respect to claims and litigation that arise from time to time. In the opinion of management, any uninsured liability which may arise from such contingencies would not have a material adverse effect on the financial statements of the Company.

    The Company has guaranteed the obligation of a U.S. subsidiary to invest in the capital of a joint venture to a maximum of $10.8 million.

16--COMMITMENTS

    The Company has entered into operating leases for certain facilities and equipment which expire at various dates until 2007. The following schedule outlines the future minimum rental payments under these leases as at November 24, 2001:

                                                                 $
                                                              --------
    2002....................................................   2,828
    2003....................................................   2,148
    2004....................................................   1,592
    2005....................................................     956
    2006....................................................     784
    Thereafter..............................................     192
                                                               -----
    Total minimum lease payments............................   8,500
                                                               =====

    Rental expense under the operating leases amounted to approximately $3,721,000, $3,118,000 and $2,916,000 for the years ended November 24, 2001,
November 25, 2000 and November 27, 1999, respectively.

17--RETIREMENT PLAN

    A U.S. subsidiary makes available to substantially all of its employees a 401 (k) plan. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. A percentage of such contribution, up to a certain limit, is matched by the employer. Investments are in various mutual funds at the discretion of the employees and the plan is administered by an independent third party. Costs incurred under the 401 (k) plan amounted to approximately $436,000, $436,000 and $414,000 for the years ended November 24, 2001, November 25, 2000 and November 27, 1999, respectively.

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (IN U.S. DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

18--FINANCIAL INFORMATION BY GEOGRAPHIC AREA

    The Company has established that it has one single reportable segment and that it does not need to provide additional information relating to segmented information in the financial statements.

                                                              UNITED STATES    CANADA     TOTAL
                                                              -------------   --------   --------
                                                                    $            $          $
2001
  Net sales (a)
    Domestic................................................     205,667      190,257    395,924
    Export..................................................         254       20,851     21,105
                                                                 -------      -------    -------
  Total.....................................................     205,921      211,108    417,029
                                                                 =======      =======    =======
  Operating income..........................................       7,578       10,854     18,432
                                                                 =======      =======    =======
  Depreciation and amortization.............................       2,771        3,248      6,019
                                                                 =======      =======    =======
  Long-lived assets.........................................      53,222       31,519     84,741
                                                                 =======      =======    =======
2000
  Net sales (a)
    Domestic................................................     219,504      232,360    451,864
    Export..................................................                   26,642     26,642
                                                                 -------      -------    -------
  Total.....................................................     219,504      259,002    478,506
                                                                 =======      =======    =======
  Operating income..........................................      10,344       16,584     26,928
                                                                 =======      =======    =======
  Depreciation and amortization.............................       2,203        3,069      5,272
                                                                 =======      =======    =======
  Long-lived assets.........................................      49,017       32,617     81,634
                                                                 =======      =======    =======
1999
  Net sales (a)
    Domestic................................................     204,977      196,508    401,485
    Export..................................................         414       24,793     25,207
                                                                 -------      -------    -------
  Total.....................................................     205,391      221,301    426,692
                                                                 =======      =======    =======
  Operating income..........................................      11,159       17,467     28,626
                                                                 =======      =======    =======
  Depreciation and amortization.............................       2,005        2,311      4,316
                                                                 =======      =======    =======
  Long-lived assets.........................................      34,042       29,782     63,824
                                                                 =======      =======    =======

(a)  Sales are attributed to countries based on location of external customer.

                                            [Raymond Chabot Grant Thornton Logo]

                        AUDITORS' REPORT ON SCHEDULE II

To the Directors of Novamerican Steel Inc.

    In connection with our audit of the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries referred to in our report dated
December 14, 2001 which is included in the Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended November 24, 2001 on Form 20-F, we have also audited Schedule II for each of the years in the three year period ended November 24, 2001. In our opinion this schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements taken as a whole.

/s/ RAYMOND CHABOT GRANT THORNTON

Chartered Accountants
General Partnership

Montreal, Canada
December 14, 2001

                                                                     SCHEDULE II

                    NOVAMERICAN STEEL INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                   BALANCE AT    ADDITIONS
                                                  BEGINNING OF   CHARGED TO                BALANCE AT END
                                                      YEAR        EXPENSES    DEDUCTIONS      OF YEAR
                                                  ------------   ----------   ----------   --------------
                                                       $             $            $              $
DESCRIPTION

  ALLOWANCE FOR DOUBTFUL ACCOUNTS

    Year ended November 24, 2001................      1,250         1,189        1,172          1,267

    Year ended November 25, 2000................      1,017         1,035          802          1,250

    Year ended November 27, 1999................        650         1,471        1,104          1,017

ITEM 19 EXHIBITS

    The following table sets forth the exhibits filed as part of this annual report.

         4.1            $40,000,000 Revolving Credit Facility.

         4.2            $53,000,000 Term Loan Facility.

        10.1            Consent of Raymond Chabot Grant Thornton.

                                   SIGNATURES

    The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to be sign this annual report on its behalf.

                                                            NOVAMERICAN STEEL INC.
                                                            (Registrant)

Dated: February 20, 2002                               By:  /s/ CHRISTOPHER H. PICKWOAD
                                                            -----------------------------------------
                                                            Christopher H. Pickwoad, CA
                                                            EXECUTIVE VICE PRESIDENT AND
                                                            CHIEF FINANCIAL OFFICER

                                    EXHIBITS

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
          4.1*          $40,000,000 Revolving Credit Facility

          4.2*          $53,000,000 Term Loan Facility

         10.1*          Consent of Raymond Chabot Grant Thornton

------------------------

*   Filed herewith.