Form 20-F
period 2002-11-30
NOVAMERICAN STEEL INC
filed 2003-02-28
CIK 1046687

Use these links to rapidly review the document
TABLE OF CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2002

Commission file number: #000-29506

NOVAMERICAN STEEL INC.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

2175 Hymus Blvd., Dorval, Québec H9P 1J8, Canada
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

            NONE

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class: Common Shares, without nominal or par value	Name of each exchange on which registered: NASDAQ National Market

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

            NONE

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of November 30, 2002:

9,700,000	Common Shares
-0-	Preferred Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	☐	Item 18	☒

TABLE OF CONTENTS

Item	Caption

Statement on Forward Looking Information
Part I
1	Identity of Directors, Senior Management and Advisers
2	Offer Statistics and Expected Timetable
3	Key Information
4	Information on the Company
5	Operating and Financial Review and Prospects
6	Directors, Senior Management and Employees
7	Major Shareholders and Related Party Transactions
8	Financial Information
9	The Offer and Listing
10	Additional Information
11	Quantitative and Qualitative Disclosures About Market Risk
12	Description of Securities Other Than Equity Securities
Part II
13	Defaults, Dividend Arrearages and Delinquencies
14	Material Modifications to the Rights of Security Holders and Use of Proceeds
15	Controls and Procedures
16	Reserved
Part III
17	Financial Statements
18	Financial Statements
19	Exhibits
Signatures
Certifications

STATEMENT ON FORWARD-LOOKING INFORMATION

        Except for the statements of historical fact contained herein, the information under the headings "Item 4 Information on the Company", "Item 5 Operating and Financial Review and Prospects", "Item 11 Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this Form 20-F Annual Report constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "believe", "estimate", "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including those identified in the section captioned "Key Information—Risk Factors". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, believed, estimated or projected. The Company undertakes no obligation to publicly release, furnish or file the result of any revision to the forward-looking statements herein that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 KEY INFORMATION

Selected Financial Data

        The selected financial data presented below, other than references to tons sold and processed, have been derived from the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries ("Novamerican" or the "Company") for the five years ended November 30, 2002 which were audited by Raymond Chabot Grant Thornton, Chartered Accountants, General Partnership. The selected financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Operating and Financial Review and Prospects," the Consolidated Financial Statements and other financial information included elsewhere in this document. All financial data presented is expressed in U.S. dollars.

	Years Ended (a)
	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Statement of Operations Data:
Net sales	$401,090	$426,692	$478,506	$417,029	$465,501
Cost of sales	324,612	331,544	375,377	322,057	351,229

Gross margin	76,478	95,148	102,729	94,972	114,272
Operating expenses	56,224	66,522	75,801	76,674	79,720

Operating income	20,254	28,626	26,928	18,298	34,552
Interest expense	5,202	5,181	6,426	6,455	5,062

	15,052	23,445	20,502	11,843	29,490
Share in income of joint ventures	947	759	711	74	708

	15,999	24,204	21,213	11,917	30,198
Unrealized loss on foreign exchange contracts	1,170	82	—	—	—

Income before income taxes and minority interest	14,829	24,122	21,213	11,917	30,198
Income taxes	5,805	9,401	8,021	3,903	10,080

Income before minority interest	9,024	14,721	13,192	8,014	20,118
Minority interest	245	390	180	—	—

Net income	$8,779	$14,331	$13,012	$8,014	$20,118

Basic and diluted income per share (b)	$0.91	$1.48	$1.34	$0.83	$2.07

Operating income per share	$2.09	$2.95	$2.78	$1.89	$3.56

Weighted average Common Shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000	9,700,000

	Years Ended (a)
	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Other Data:
EBITDA (c)	$23,136	$33,229	$32,731	$24,391	$41,488
Capital expenditures	$22,308	$8,289	$24,128	$9,279	$13,512
Depreciation and amortization	$3,350	$4,316	$5,272	$6,019	$6,228
Gross margin	19.1%	22.3%	21.5%	22.8%	24.5%
Operating margin	5.0%	6.7%	5.6%	4.4%	7.4%
Income before income taxes and minority interest	3.7%	5.7%	4.4%	2.9%	6.5%
Tons sold and processed (unaudited):
Direct sales	683,000	761,000	795,000	773,000	867,000
Toll processing	158,000	350,000	599,000	667,000	737,000

	841,000	1,111,000	1,394,000	1,440,000	1,604,000

	Years Ended (a)
	Nov. 28, 1998	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002
	(In thousands of U.S. dollars)
Balance Sheet Data:
Current assets	$129,536	$146,549	$153,568	$140,548	$164,775
Current liabilities	67,944	74,937	113,677	64,494	77,970
Working capital	61,592	71,612	39,891	76,054	86,805
Total assets	192,637	214,290	242,077	236,962	271,705
Total debt	61,515	52,129	82,545	74,684	73,073
Net assets	66,346	82,412	93,288	99,668	119,867
Share capital	28,404	28,404	28,404	28,404	28,404

(a)
The Company's fiscal year end is the last Saturday of November. The fiscal year ended November 30, 2002 includes 53 weeks of operations, whereas the fiscal years ended November 24, 2001, November 25, 2000, November 27, 1999 and November 28, 1998 include 52 weeks of operations. The Company has not declared any dividends during the periods presented.

(b)
Basic and diluted income per share is based upon the weighted average number of Common Shares outstanding during the respective years. Stock options were not included in the computation of diluted income per share because they are not dilutive since the exercise price of the options is greater than the market price of the Common Shares.

(c)
"EBITDA" consists of earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of the Company's operating results. In addition, it is a measure commonly required by lenders in determining compliance with financial covenants. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of the Company's performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

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

        Steel service centers generally maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of their customers. Accordingly, the Company purchases steel in an effort to maintain its inventory at levels that it believes to be appropriate to satisfy the anticipated needs of its customers based upon historic buying practices, contracts with customers and market conditions. The Company's commitments for steel purchases are generally at prevailing market prices in effect at the time the Company places its orders. The Company has no long-term, fixed-price steel purchase contracts. When raw material prices increase, competitive conditions will influence how much of the steel price increase can be passed on to the Company's customers. When raw material prices decline and the Company uses existing steel inventory, customer demands for lower prices could result in lower sale prices and lower margins. Changing steel prices therefore could adversely affect the Company's business, results of operations and financial condition.

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

        Sales of the Company's products for use in the automotive industry accounted for approximately 20.3% of the Company's net sales in fiscal 2002 and approximately 16.8% of net sales in fiscal 2001. Such sales include sales directly to the automobile manufacturers and to their component and parts suppliers as well as to manufacturers supplying the automotive "after market" components and parts. The automobile industry experiences fluctuation in demand based on numerous factors such as general economic conditions and consumer confidence. The automobile industry is also subject, from time to time, to labor problems, which may result in reduced demand for the Company's products during work stoppage.

        Risks Associated with Expansion.    Historically, the Company has grown internally by increasing sales to existing customers, aggressively pursuing new customers and, in response to customer demand, acquiring and upgrading processing equipment and services in order to expand the range of value-added services it can offer. In addition, growth has occurred through external expansion by the acquisition of other steel service centers and related businesses. Although the Company intends to continue to actively pursue its growth strategy in the future, there can be no assurance that the anticipated growth will occur. In addition, although the Company has purchased equipment only in response to identified customer demand, the expansion of an existing facility or construction of a new facility could have an adverse effect on the Company's results of operations due to the impact of the start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions could result in unforeseen difficulties in integrating the acquired businesses with the Company's existing business and could divert a disproportionate amount of management time and attention. Moreover, the incurrence of additional indebtedness to pay for expansion costs or acquisition costs could adversely affect the Company's liquidity and financial stability and the issuance of Common Shares to effect acquisitions could result in dilution to the Company's shareholders. Although the Company frequently evaluates potential acquisitions, the Company currently has no understandings, agreements or commitments to make any acquisitions. There can be no assurance that any new facility or operation of any future acquisitions, if completed, would be profitable. See "Information on the Company—History and Development of the Company."

        Exchange Rate Fluctuations.    Although the Company's financial results are reported in U.S. dollars, a substantial portion of its revenues are received in, and its expenses are incurred in, Canadian dollars. In determining its results of operations, the Company converts the sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, into Canadian dollars based upon the average monthly exchange rate at the time of sale.

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

        Environmental Matters.    The nature of the Company's business may expose it to environmental liability claims, even if such claims are without merit. American Steel and Aluminum Corporation ("American Steel"), one of the Company's subsidiaries, was named as one of nineteen defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI, which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended to add 17 new defendants and further such amendments are expected. The plaintiffs claim that the Company is liable based upon alleged shipments to the site by American Steel, prior to its 1996 acquisition. The plaintiffs have identified over 100 potentially responsible parties ("PRPs") and the Environmental Protection Agency ("EPA") has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. The Company has not received an EPA claim letter. The plaintiffs seek recovery of approximately $0.6 million for investigative expenses, together with a declaration of liability for all future response costs at the site. Future investigative costs are estimated at $3.0 million. It is not currently possible to estimate future remediation costs. The defendants have formed a PRP committee (in which the Company is participating) to monitor the site investigation. The Company believes it has meritorious defenses against the claims raised in the action, and intends to defend its position vigorously should the litigation proceed. However, the Company cannot provide assurances that it will prevail should the litigation proceed, and any significant loss could have a material adverse effect on the financial results of the Company.

        In addition, the Company's processing centers and manufacturing facilities are subject to many federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment. The Company has made, and will continue to make, expenditures to remain in compliance with such laws and regulations. The Company believes that its facilities are in material compliance with these laws and regulations and does not believe that continued compliance with such laws and regulations will have an adverse effect on its results of operations or financial condition. In addition, the Company cannot predict the environmental laws or regulations that may be enacted in the future or how existing or future laws and regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretations of existing laws and regulations, may require additional expenditures by the Company which could vary substantially from those currently anticipated.

        Certain of the facilities occupied by the Company have been in operation for many years and, over such time, the Company and prior owners or operators of such properties may have generated and disposed of wastes which are or may be considered hazardous. Accordingly, it is possible that additional environmental liabilities may arise in the future as a result of any such waste generation and disposal.

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

        Liquidity.    Although the Company's shares are registered under the Securities Act of 1933 and trade on the Nasdaq National Market (the "Nasdaq"), currently, there is limited volume of trading. Accordingly, investors may not be able to rapidly divest a portion of their shares or liquidate their investment should they desire to do so.

        Competition.    The principal markets served by the Company are highly competitive. The Company competes on a regional basis with steel service centers and, to a certain degree, primary steel producers and intermediate steel processors. The Company has different competitors for each of its products and within each region. Certain of these competitors have financial and operating resources in excess of those of the Company. Although the Company has been able to successfully compete in the past, no assurance can be given that it will be able to continue to do so. Increased competition could have an adverse effect on the Company's net sales and profitability in the future. See "Information on the Company—Competition."

        Control by Existing Shareholders.    Approximately 81.8% of the outstanding Common Shares are owned by certain officers and directors of the Company. See "Directors, Senior Management and Employees—Share Ownership." Accordingly, they will collectively retain the power to elect the entire Board of Directors of the Company and determine the outcome of any other matters submitted to the Company's shareholders for approval.

        Labor Contracts; Risk of Work Stoppage.    Certain of the employees at ten of the Company's 24 facilities are organized by the United Steel Workers, the Teamsters, the Sheet Metal Workers and independent employees associations, representing in the aggregate approximately 321 of its 1,142 employees. The Company's labor contracts expire on staggered dates. During the next twelve months, the labor contract with the Teamsters covering 28 employees at the Company's Lasalle facility and the labor contract with an independent employee association at the Company's Portland facility covering 33 employees will expire. While management does not expect that work stoppages will arise in connection with the renewal of labor agreements expiring in the foreseeable future, no assurance can be given that work stoppages will not occur. Widespread work stoppages could have an adverse effect on the Company's business, financial condition and results of operations if they were to last for a significant period of time. See "Directors, Senior Management and Employees—Employees."

        Financial Leverage.    The Company's indebtedness may increase as it continues to borrow under existing or future credit arrangements in order to finance construction and expansion activities, future acquisitions and for general corporate purposes, which would increase the associated risks. These risks include: sensitivity to adverse economic conditions; inability to fund future working capital, acquisitions, capital expenditures and other general corporate requirements; limits on its flexibility in planning for, or reacting to, changes in its business and the steel industry; limits on future borrowings under its existing or future credit arrangements, which could affect its ability to pay its indebtedness or to fund its other liquidity needs; inability to generate sufficient funds to cover required interest payments; and restrictions on its ability to refinance its indebtedness on commercially reasonable terms. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        Restrictive Loan Covenants May Limit the Company's Ability to Pursue its Acquisition Strategy.    Certain of the Company's credit facilities contain covenants restricting or limiting its ability to, among other things: incur additional indebtedness; pay dividends or make other restricted payments; make asset dispositions; permit liens; and make capital expenditures and other investments. These restrictions may adversely affect its ability to pursue its acquisition and other growth strategies. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        Lack of Dividends.    The Company does not anticipate paying cash dividends on its Common Shares for the foreseeable future. The Company, at present, intends to retain any future earnings to finance operations and expansion.

        Holding Company Structure; Reliance on Distributions from Subsidiaries.    The Company has no direct business operations other than its ownership of the capital stock of its subsidiaries. As a holding company, the Company is dependent on dividends, interest payments, management fees or other intercompany transfers of funds from its subsidiaries to enable it to pay dividends and to meet its direct obligations. The Company's subsidiaries' credit facilities allow the payment to the Company of dividends and interest under certain conditions. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

ITEM 4 INFORMATION ON THE COMPANY

History and Development of the Company

        Novamerican Steel Inc. was incorporated on April 4, 1997 under the Canada Business Corporations Act. The Company's registered office, principal place of business and principal executive offices are located at 2175 Hymus Blvd., Dorval, Québec, Canada H9P 1J8. The Company's telephone number at the principal executive offices is (514) 335-6682.

        Following the incorporation of the Company in 1997, a reorganization of the various operations wholly-owned or controlled by D. Bryan Jones or Scott B. Jones, the son of D. Bryan Jones, brought the operations under one holding company. Novamerican is the holding company for two main operating groups: (i) the Canadian affiliates, consisting of Nova Steel Ltd., Metco Steel Inc., Nova Tube Inc., Cresswell Roll Forming Inc., Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited, (collectively, the "Canadian Affiliates" or "Nova"); and (ii) the U.S. affiliates, consisting of Integrated Steel Industries, Inc. ("ISI"), a U.S. holding company, American Steel, Nova Tube and Steel, Inc. and BethNova Tube, LLC, (collectively, the "U.S. Affiliates" or "ISI"). See "Organizational Structure".

        Nova Steel Ltd. was established as a processor of hot-rolled carbon steel in 1979 by D. Bryan Jones, President and Chief Executive Officer of the Company. In 1983, Nova Steel Ltd. acquired and installed its first tube mill in Montréal. In 1987, this operation became Nova Steel Ltd.'s (60%) contribution to a joint venture, Delta Tube and Company, Limited, for the toll rolling of tubing, with Ispat Sidbec Inc. (40%). In 1985, the majority of the shares of Cresswell Roll Forming Inc., a roll forming, stamping and manufacturing business in Québec, were acquired. In 1989, Argo Steel Ltd., a processor of hot-rolled, cold-rolled and galvanized steel products was established in Montréal with a 50.9% interest at the time. This expansion was followed in October 1991 with the establishment of Metco Steel Inc. This company is a processor of carbon steel plate and plate coil and operates in a Montréal location, formerly occupied by Candiv Steel, a company whose equipment and inventories were purchased by Nova Steel Ltd. in February 1991.

        In July 1991, Nova Tube Inc. acquired a tube mill operation in Baie d'Urfé, Québec and, in May 1996, Nova Tube Ontario Inc. ("NTO") was established with the installation of a tube mill in Mississauga, Ontario specifically designed to meet the needs of high pressure hydroforming for the automotive industry.

        American Steel, which was founded in 1962 and acquired by the Company in August 1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms.

        On November 7, 1997, the Company completed its initial public offering of 2,200,000 Common Shares of its capital stock in the United States and the Company's Common Shares were listed on the Nasdaq and currently trade under the symbol of "TONS". As of February 26, 2003, the Company had 9,700,000 Common Shares outstanding.

        In December 1998, the Company, through its then 50.9% owned subsidiary, Argo Steel Ltd., acquired the assets of a steel slitting operation and established a processing center in Brampton, Ontario where it installed a .134" X 75" blanking line.

        During 1998, the Company built a processing facility in Stoney Creek, Ontario, Nova Steel Processing Centre Ltd. ("NSPC"), and installed a 400,000 ton per year pickling line together with a technologically advanced 200,000 ton per year slitting line. Both the pickling line and the slitting line were commissioned and went into full production during the first quarter of 1999. A second slitting line installed in 2000 has been in full production since 2001.

        During 2000, Novamerican Tube Holdings, Inc., a wholly-owned subsidiary of ISI, formed a joint venture with Bethlehem Steel Corporation ("Bethlehem"), BethNova Tube, LLC ("BethNova"), to produce steel tubing for use in hydroforming of automobile and truck components. This state-of-the-art tube manufacturing facility in Jeffersonville, IN was completed in 2001, began ramping up production in the fourth quarter of 2001 and continues to increase its operating levels. The bulk of the tube production at the new facility is dedicated to Dana Corporation, a major automotive parts supplier, which has built a new hydroforming plant near Elizabethtown, KY. On October 15, 2001, Bethlehem filed for protection under Chapter 11 of the United States Bankruptcy Code. On February 6, 2003, the board of directors of Bethlehem approved the sale of substantially all of its assets, including its interest in the joint venture, to International Steel Group, Inc. Such sale is subject to, among other things, the parties' entering into a definitive agreement and to the approval of the U.S. Bankruptcy Court. In the interim, the joint venture is operating in the normal course. The Company does not believe that the sale of Bethlehem's joint venture interest to International Steel Group, Inc. will have a material adverse effect on the joint venture.

        In November 2000, the Company built a new tubing facility, operated by Nova Tube and Steel, Inc. ("NTS"), in Morrisville, PA. Phase one, the structural tube mill, began production in November 2000 and is capable of producing hollow structural sections ("HSS") up to 6" × 6" × 3/8". Phase two, consisting of a heavy gauge slitter and cut-to-length line was completed in November 2001 and has been in full production throughout 2002.

        During 2000, the Company expanded its Auburn, MA facility with an addition of 35,000 square feet. A new blanking line, which has increased American Steel's product range, was installed and went into production in the third quarter of 2001.

        In February of 2002, the Company, through its wholly-owned subsidiary, Cresswell Roll Forming Inc., leased an 118,300 sq. ft facility in St-Hubert, Québec to produce the upper bodies for articulated haulers. The cost of the equipment was approximately $1,100,000 which was financed by a loan amounting to $600,000 at November 30, 2002. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        In 2002, the Company, through a subsidiary, acquired all of the minority interest in Argo Steel Ltd. The acquisition was financed by internal sources of funds. See "Financial Statements—Note 3".

        During 2002, the Company began construction of a 158,000 sq. ft operating facility in Lasalle, Québec. The Company intends to combine in this facility certain existing operations as well as upgrade its processing equipment. The anticipated cost of this project is approximately $10,500,000 of which $5,300,000 has been incurred through February 26, 2003. This project will be financed in part by new debt and in part by internal sources of funds.

        During 2002, the premises leased by NTO in Mississauga, Ontario were expanded by 40,000 sq. ft. The additional space will permit this facility to increase its existing capacity. The Company will install additional equipment costing approximately $400,000 which will be financed by internal sources of funds.

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

        Novamerican's revenues are derived from sales in the United States and Canada, with approximately 50.7% of the Company's 2002 sales made to customers in the United States and the balance of approximately 49.3% to customers in Canada. The United States and Canadian markets are viewed by management as generally homogeneous with respect to business environment, levels of risk and profitability. The Company has its headquarters in Dorval, Québec and presently operates in thirteen locations in Canada and in eleven locations in the United States.

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

        Nova, which was founded in 1979, operates in thirteen locations in Central Canada and two in the United States. Nova is a flat-rolled service center and manufacturer of tubing and certain specialized end-products, focusing on value-added processing to meet specific customer needs. Nova provides service to a broad base of approximately 1,500 customers in Canada and the United States, which include manufacturers of automobiles and automotive parts, construction equipment, agricultural equipment, resellers and general steel fabricators. Nova's flat-rolled processing capabilities include pickling, slitting, leveling and cutting-to-length, blanking, edging, shearing, burning and roll forming.

        American Steel, which was founded in 1962 and acquired in mid-1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products, including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms. In fiscal 2002, Nova supplied 2.9% of American Steel's products at market rates, and is capable of supplying American Steel with approximately one-half of its product line. American Steel provides local service on a just-in-time basis to a broad base of approximately 7,500 U.S. customers, which include industrial manufacturers, resellers and fabricators in the automobile, automotive supply, appliance, electrical, heavy equipment, agricultural machinery and office equipment manufacturing industries. American Steel's processing capabilities include bar sawing, burning, shearing, leveling and cutting-to-length, blanking and slitting.

        At its processing operations, the Company maintains a substantial inventory of coil, plate coil and plate generally purchased from primary producers. The Company's inventory of carbon and stainless steel and aluminum is purchased in the form of a continuous sheet, typically from 36 to 96 inches wide, between .015 and .750 inches thick and rolled into 10 to 30 ton coils. Because of the width, size and weight of these coils and the equipment required to move and process them into smaller sizes, such coils do not meet the requirements of many customers without further processing by the Company.

        The Company's tubing operations presently consist of six mills of which four are located in Canada and two are located in the United States. The majority of the Company's tube production is HSS structural tubing. However, two of the Company's tube mills were constructed specifically to meet the needs of high pressure hydroforming for the automotive industry. Hydroforming is an innovative technology used in the manufacture of certain automotive parts which involves the application of water at high pressure to form and shape steel tubes and reduces the cost and the weight of a steel component. One of these tube mills is located at the NTO facility in Canada. The other mill is located at the BethNova facility in Jeffersonville, IN, the Company's joint venture with Bethlehem. See "History and Development of the Company."

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

Customers and Distribution

        Each of the Company's distribution operations maintains its own sales and marketing staff. The Company's combined sales force consists of 124 salaried inside and outside sales representatives of which 25 are commissioned representatives. The Company's sales efforts are focused primarily on direct customer contact. The Company believes that its commitment to quality, service and just-in-time delivery has enhanced its ability to build and maintain strong customer relationships, while expanding its geographic growth through the continued training and addition of sales personnel.

        In fiscal 2002, the Company processed steel for sale to approximately 9,000 customers. The Company's diversified customer and geographic base serves to reduce its exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2002, the Company's top twenty customers accounted for less than 22.5% of total net sales and no single customer accounted for more than 2.5% of total net sales. Major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, ship building material, construction and heavy equipment and agricultural equipment. Sales to automobile manufacturers and their suppliers combined with sales to manufacturers supplying the automotive "after market" components and parts accounted for approximately 20.3% of total net sales and sales to other steel service centers accounted for approximately 15.3% of total net sales. See also "Products and Services".

        Most of the Company's customers are located in the Northeastern and Mid-Atlantic United States and in Central Canada. Most customers are located within a 250-mile radius of one of the Company's facilities, allowing the Company to operate an efficient delivery system capable of handling a high volume of short lead-time orders. The Company transports most of its products directly to customers via its own fleet of trucks, through independent trucking firms and through a logistics company owned by a director of the Company. See "Major Shareholders and Related Party Transactions—Related Party Transactions".

        The following table sets forth the net sales of Nova and the U.S. Affiliates for the past three fiscal years:

	Nov. 30, 2002	Nov. 24, 2001	Nov. 25, 2000
	(In thousands of U.S. dollars)
Nova	$262,160	$220,956	$264,188
U.S. Affiliates	213,419	206,270	219,504
Eliminations	(10,078)	(10,197)	(5,186)

	$465,501	$417,029	$478,506

        Due to the impact of seasons and climate in the regions predominantly served by the Company, demand for certain of the Company's products may fluctuate during the winter months.

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

        The Company believes that it is in material compliance with all applicable environmental laws and regulations. The Company does not anticipate any material expenditures to meet environmental requirements and does not believe that continued compliance with such laws and regulations will have a material adverse effect on its operations or financial condition. The Company has, however, been named as a defendant in an action brought by two private parties under CERCLA with respect to a Superfund site. See "Key Information—Risk Factors—Environmental Matters."

Organizational Structure

        The following chart illustrates the organization of the Company's subsidiaries and the country of organization:

(a)
50% voting interest.

Property, Plants and Equipment

        American Steel, founded in 1962, was acquired by the Company in mid-1996. American Steel is a processor and distributor of carbon and stainless steel and aluminum products. The following chart describes each of American Steel's nine locations and their operations:

Location				Description of Operations	Title

American Steel/ Albany, NY	• •	40,000 sq. ft Shearing	•	Pipe and tubing, hot-rolled products and galvanized sheet	Owned
	•	Bar sawing	• •	Stainless steel and aluminum Tubing

American Steel/ Ashland, VA	• • •	45,000 sq. ft Shearing Bar sawing	• • •	Stainless steel and aluminum All carbon steel products Tubing	Owned

American Steel/ Auburn, MA	• • •	105,000 sq. ft Slitting line Leveling and	•	Leading supplier of cold-rolled, high carbon, strip steel in the Northeastern United States	Owned
		cut-to-length line	•	Processing of cold-rolled, galvanized,
	•	Blanking line		aluminum and stainless coils to supply sheets for the entire Company
			•	Processing of coated sheets, intermediate tempered sheets and bright finished materials

American Steel/ Cumberland, RI	• •	49,000 sq. ft Shearing	•	Hot-rolled products, cold-rolled bars, specialty plate burning	Owned
	• •	Bar sawing Burning	• •	Tubing Stainless steel and aluminum

American Steel/ Harrisburg, PA	• •	104,000 sq. ft Shearing	•	Full line of products, particularly stainless steel and aluminum sheet	Owned
	•	Bar sawing	•	Tubing

American Steel/Hartford, CT	• • •	36,000 sq. ft Shearing Bar sawing	•	Cold finished carbon steel bars, cold-rolled, coated, aluminum and stainless steel sheet	Owned
			•	Tubing

American Steel/ Norwood, MA	• • •	55,000 sq. ft Shearing Bar sawing	•	Aluminum, stainless steel, cold-rolled, hot-rolled and coated sheet	Owned
			•	Tubing and cold finished carbon steel bars

American Steel/ Portland, ME	• • •	59,000 sq. ft Shearing Bar sawing	•	All products, including high strength, hot-rolled plates for the shipbuilding industry and stainless steel bar grating for corrosive pulp and paper and food processing industries	Owned
			•	Tubing

American Steel/ Syracuse, NY	• • •	53,000 sq. ft Shearing Bar sawing	• • •	Primarily hot-rolled products Stainless steel and aluminum Tubing	Owned

        In addition to the American Steel locations, the Company also has two tubing facilities in the United States.

Subsidiary/Location				Description of Operations	Title

Nova Tube and Steel, Inc./	• •	163,300 sq. ft HSS tube mill up to	•	Hot-rolled HSS tubing up to 6" square	Owned
Morrisville, PA		6" × 6" × 3/8"	•	Hot-rolled sheet and plate coil
	•	Heavy gauge slitter
	•	Heavy gauge cut-to-length line

BethNova Tube, LLC/ Jeffersonville, IN (50% owned)	• •	108,000 sq. ft Mechanical tube mill up to 7" O.D.	•	High quality mechanical tubing targeting hydroformed automobile and truck frame components	Owned

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

Subsidiary/Location				Description of Operations	Title

Nova Steel Ltd./ Dorval, Québec	• •	75,500 sq. ft Three slitting lines	•	Hot-rolled, hot-rolled pickled and oiled and cold-rolled products and	Leased to May 31, 2003
	•	Cut-to-length line		tubing
	•	Multiple blanking line
	•	Three flat bar edging lines

Nova Steel Ltd./ Cambridge, Ontario	• •	49,100 sq. ft Two slitting lines	•	Hot-rolled, hot-rolled pickled and oiled, cold-rolled and coated sheets,	Leased to Nov. 30, 2004
	•	Cut-to-length line		plates and slit coils
	•	Shearing

Delta Tube & Co., Ltd./ LaSalle, Québec (60% owned)	• •	100,000 sq. ft HSS tube mill, up to 5" × 5" × 1/4"	•	Toll rolling of HSS tubing for Nova and pipe for Ispat Sidbec Inc.	Owned

Nova Tube Inc./ Baie D'Urfé, Québec	• • •	47,100 sq. ft Hot-rolled tube mill Cold-rolled tube mill up to 3" O.D.	•	Toll rolling of tubing for Nova for the automotive and furniture industries, other manufacturers and the structural market	Leased to May 31, 2003

Nova Tube Ontario Inc./ Mississauga, Ontario	• •	90,000 sq. ft Cold-rolled tube mill up to 4" O.D.	•	Toll rolling of high quality mechanical tubing for Nova for the hydroforming process in the automotive industry and for other automotive and general manufacturing applications	Leased to April 30, 2007

Nova Steel Processing Centre Ltd./ Stoney Creek, Ontario	• • •	171,000 sq. ft Pickling line Two slitting lines	•	Pickling and slitting of coils on a toll rolling basis	Owned

Argo Steel Ltd./ Lachine, Québec	• • •	53,000 sq. ft Slitting line Cut-to-length line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Dec. 31, 2003
	• •	Blanking line Shearing

Argo Steel Ltd./ Brampton, Ontario	• •	43,300 sq. ft Precision multi-blanking line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Nov. 30, 2003
	•	Slitting line

Metco Steel Inc./ Lachine, Québec	• •	71,000 sq. ft Two cut-to-length lines	•	Hot-rolled sheets, plate and plate coil products	Leased to Dec. 31, 2003
	•	Burning

Cresswell Roll Forming Inc./	• •	127,000 sq. ft Fifteen roll	•	Variety of sophisticated roll formed sections on customer demand	Owned
Granby, Québec		forming lines	•	Pallet racking
	•	Seven punch presses
	•	Stamping and manufacturing
	• •	In-line welding Electrostatic powder coating

Cresswell Roll Forming Inc./ St. Hubert, Québec	• •	20,000 sq. ft Manufacturing	• •	Front loader buckets General fabrication, assembly and welding	Leased to Apr. 30, 2003

Cresswell Roll Forming Inc./ St. Hubert, Québec	• •	118,300 sq. ft Manufacturing	•	Articulated hauler buckets	Leased to Dec. 31, 2011

Cresswell Roll Forming Inc./	• •	12,000 sq. ft Five punch presses	•	Hardwood flooring nails, nailers and accessories	Leased to Feb. 28, 2005
Shawinigan, Québec	• •	Stamping Assembly

        Several of Nova's facilities are leased under agreements that expire within the coming year. The Company plans to exercise its existing renewal options to extend most of these leases. See "Information on the Company—History and Development of the Company".

        Substantially all the assets of certain of the Company's subsidiaries are subject to blanket liens for the benefit of certain lenders. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        All of the above facilities are fully utilized.

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

        The Company concentrates on internal growth and on improving the efficiency of its operations through increases in capacity, productivity and efficiency. The Company also has expanded through selective acquisitions, including the 1996 purchase of American Steel, and through strategic capital investments, such as NTO, NSPC, the installation of the pickling and slitting facility in Stoney Creek, Ontario, NTS, the installation of the Company's fifth tube mill in Morrisville, PA and BethNova, the Company's sixth tube mill, a joint venture with Bethlehem, established to supply tubing for use in hydroforming of automobile and truck components. The Company has been profitable in each year since 1979, except for a loss of less than $200,000 in 1990. The Company's net income and total tons sold and processed grew from 1998 to 2002 at a compound annual rate of 18.04% and 13.78%, respectively.

Selected Results of Operations

        The following table sets forth for each of the periods presented certain statement of operations data expressed as a percentage of net sales.

	Years Ended
	November 25, 2000	November 24, 2001	November 30, 2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	78.5	77.2	75.5

Gross margin	21.5	22.8	24.5
Operating expenses	15.9	18.4	17.1

Operating income	5.6	4.4	7.4
Interest expense	1.3	1.5	1.0

	4.3	2.9	6.4
Share in income of joint ventures	0.1	0.0	0.2

Income before income taxes and minority interest	4.4	2.9	6.6
Income taxes	1.7	1.0	2.2

Income before minority interest	2.7	1.9	4.4
Minority interest	0.0	0.0	0.0

Net income	2.7	1.9	4.4

Fiscal Year Ended 2002 Compared to Fiscal Year Ended 2001

        Tons sold and processed increased by 11.4% to 1,604,000 tons in 2002 from 1,440,000 tons in 2001. Tons sold and processed in 2002 include 867,000 tons from direct sales and 737,000 tons from toll processing, compared with 773,000 tons from direct sales and 667,000 tons from toll processing in 2001.

        Net sales increased by approximately $48.5 million, or 11.6%, to $465.5 million, compared with $417.0 million in 2001. The increase was mainly attributable to higher selling prices and higher volumes.

        Gross margin, as a percentage of net sales, increased to 24.5% in 2002 from 22.8% in 2001. The increase was attributable to the rapid increase in selling prices during 2002, to the increase in the number of tons processed and to the management of inventories.

        Operating expenses, as a percentage of net sales, decreased to 17.1% of sales from 18.4% in 2001. The decrease in percentage was mainly attributable to the higher selling prices. In absolute dollars, operating expenses increased by $3.0 million. This increase was due mainly to increased operating levels.

        Interest expense decreased by approximately $1.4 million, or 21.6%, to $5.1 million, compared to $6.5 million in 2001. This decrease was mainly due to the lower level of bank indebtedness.

        Income before income taxes and minority interest increased by $18.3 million, or 153.8%, to $30.2 million in 2002 from $11.9 million in 2001. This increase was due mainly to higher selling prices and higher gross margins.

        Income taxes in 2002 were $10.1 million and represented 33.4% of income before taxes and minority interest, compared to $3.9 million representing 32.8% of income before income taxes and minority interest in 2001.

Fiscal Year Ended 2001 Compared to Fiscal Year Ended 2000

        Tons sold and processed increased by 3.3% to 1,440,000 tons in 2001 from 1,394,000 tons in 2000. Tons sold and processed in 2001 include 773,000 tons from direct sales and 667,000 tons from toll processing, compared with 795,000 tons from direct sales and 599,000 tons from toll processing in 2000.

        Net sales decreased by approximately $61.5 million, or 12.9%, to $417.0 million, compared with $478.5 million in 2000. The decrease was mainly attributable to lower selling prices and to general market conditions.

        Gross margin, as a percentage of net sales, increased to 22.8% in 2001 from 21.5% in 2000.

        Operating expenses, as a percentage of net sales, increased to 18.4% from 15.9% in 2000. The increase was a result of higher plant expenses, particularly in the new start up facilities.

        Interest expense increased by approximately $0.1 million, or 1.6%, to $6.5 million, compared to $6.4 million in 2000. This increase was mainly due to the higher level of long-term debt.

        Income before income taxes and minority interest decreased by $9.3 million, or 43.9%, to $11.9 million in 2001 from $21.2 million in 2000. Income taxes in 2001 were $3.9 million and represented 32.8% of income before taxes and minority interest, compared to $8.0 million representing 37.8% of income before income taxes and minority interest in 2000.

Fiscal Year Ended 2000 Compared to Fiscal Year Ended 1999

        The Company finished the year with record net sales of $478.5 million, compared with $426.7 million in 1999, an increase of approximately $51.8 million, or 12.1%. The increase was attributable to higher selling prices through the first half of the year and to higher volumes. Tons sold and processed increased by 25.4% to 1,394,000 tons in 2000 from 1,111,000 tons in 1999. Tons sold and processed in 2000 include 795,000 tons from direct sales and 599,000 tons from toll processing, compared with 761,000 tons from direct sales and 350,000 tons from toll processing in 1999.

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

        Interest expense increased by approximately $1.2 million, or 23.1%, to $6.4 million, compared to $5.2 million in 1999. This increase was mainly due to the higher bank indebtedness in 2000 required to finance inventories and increased sales volumes. As at November 25, 2000, the Company had successfully reduced inventory levels to be in position to take advantage of well priced buying opportunities.

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

        Income before income taxes and minority interest decreased by $2.9 million, or 12.0%, to $21.2 million in 2000 from $24.1 million in 1999. Income taxes in 2000 were $8.0 million and represented 37.8% of income before taxes and minority interest, compared to $9.4 million representing 39.0% of income before income taxes and minority interest in 1999.

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

        Net cash from (used for) operating activities for fiscal 2000, 2001 and 2002 was $(7.1) million, $28.2 million and $13.2 million, respectively. These variations are attributable mainly to the Company's overall inventory levels.

        Net cash used for investing activities for fiscal 2000, 2001 and 2002 was $26.6 million, $14.6 million and $16.5 million, respectively. During 2002, cash used for investing activities consisted primarily of $13.5 million of capital expenditures together with $3.6 million for the acquisition of the Argo Steel Ltd. minority interest and additional investment in the BethNova joint venture. See "Information on the Company—History and Development of the Company".

        Net cash from (used for) financing activities for fiscal 2000, 2001 and 2002 was $32.2 million, ($7.2) million and $0.0 million, respectively. These differences are mainly due to fluctuations in working capital items, in particular inventories and in capital expenditures.

        The Company believes that funds available under its credit facilities together with the funds from operations will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital requirements and capital expenditure requirements over the next 24 months. Capital requirements are subject to change as business conditions warrant and opportunities arise. In connection with its internal and external expansion strategies, the Company may from time to time seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to customers' demands.

        At November 30, 2002, the Company's revolving credit facilities consisted of the following:

  (i)
  a revolving credit agreement entered into during 2001 by a U.S. wholly-owned subsidiary of the Company with a group of U.S. banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006. At November 30, 2002, there was an amount of $18.5 million in available borrowings, of which $3.1 million was outstanding under this agreement. The interest rate on the borrowings under the credit agreement is the lead bank's prime rate, currently 4.25%, plus a margin varying from 0.0% to 0.5%, or LIBOR, currently 1.44%, plus a margin varying from 1.25% to 1.75%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November, 30 2002. Borrowings are collateralized by all of the assets of the U.S. subsidiary; and

  (ii)
  various demand revolving credit facilities entered into by certain of the Company's Canadian subsidiaries with certain Canadian banks, each of which are renegotiated on an annual basis and available by either prime rate loans bearing interest at the Canadian banks' prime rate, currently 4.5%, plus a premium varying from 0% to 0.5%, or by way of bankers' acceptances having discount rates varying from 0% to 0.5%. At November 30, 2002, the Company's outstanding borrowings under the Canadian credit facilities were approximately $3.8 million and were incurred in connection with working capital requirements arising in the ordinary course of business. Each of the credit facilities is secured by the accounts receivable, inventories and a negative pledge on certain assets of each entity which is a borrower under the respective revolving credit agreement.

        There are no cross collateralizations among the various Canadian credit facilities or between the Canadian credit facilities and the U.S. credit facility.

        At November 30, 2002, the Company's long-term debt consisted of the following:

  (i)
  a loan amounting to $0.4 million secured by way of a security agreement constituting a first fixed charge on the machinery, equipment and vehicles of a Canadian subsidiary, bearing interest at 8.9%;

  (ii)
  a matched fund term loan amounting to $1.3 million, secured by a moveable hypothec (or lien) on an aircraft owned by the Company and bearing interest at 7.4%;

  (iii)
  a loan amounting to $0.6 million, secured by machinery and equipment of a Canadian subsidiary, bearing interest at 5%;

  (iv)
  a promissory note amounting to $1.2 million, secured by a moveable hypothec (or lien) on the universality of all present and future property of a Canadian subsidiary, bearing interest at prime, currently 4.5%, plus a premium of 0.75%;

  (v)
  a credit facility entered into with a group of Canadian banks consisting of a term facility and a revolving demand facility, expiring on February 28, 2006. Borrowings under the term facility amounted to $9.9 million at November 30, 2002 of which an amount of approximately $1.5 million bears interest at a rate of 6.43% plus a premium varying from 0% to 0.75%, an amount of approximately $3.8 million bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%, an amount $0.4 million bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%, an amount of $0.6 million bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75% and an amount of approximately $3.6 million is available either by way of prime rate loans bearing interest at a Canadian bank's prime rate, currently 4.5%, plus a premium varying from 0% to 0.75%, or by way of bankers' acceptances having discount rates varying from 1% to 1.75% and having maturities of one to six months. The revolving demand facility of approximately $0.5 million bears interest at a Canadian bank's prime rate, currently 4.5%, plus a rate varying from 0% to 0.75%, none of which was outstanding at November 30, 2002. The credit facility is secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian wholly owned subsidiary and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by the Canadian subsidiary. The Company has given an unsecured, unlimited guarantee and a limited recourse pledge on its investment in the Canadian subsidiary. Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as of November 30, 2002;

  (vi)
  a $53.0 million term loan agreement entered into during 2001 by a U.S. wholly-owned subsidiary of the Company with a group of U.S. banks of which $48.8 million was outstanding at November 30, 2002. The interest rate on the term loan is the lead bank's prime rate, currently 4.25%, plus a margin varying from 0.0% to 0.5%, or LIBOR, currently 1.44%, plus a margin varying from 1.25% to 1.75%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base all of which were respected as of November 30, 2002. The term loan is collateralized by all of the assets of the U.S. subsidiary. As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% plus the applicable margin on borrowings of $40.0 million through April 16, 2003, thereafter borrowings up to $30.0 million through April 18, 2005 and borrowings up to $20.0 million through April 16, 2006. As of November 30, 2002, the interest rate on $40.0 million was 6.65% and the effective interest rate on the excess was 3.59%. See "Hedging";

  (vii)
  a $4.0 milllion promissory note entered into by a U.S. subsidiary of the Company with a bank, secured by a first priority security interest in aircraft, bearing interest at LIBOR, currently 1.44%, plus a premium of 2%. Among the restrictive financial covenants contained in the note are ratios as to fixed charges and tangible capital of the Company, all of which were respected as of November 30, 2002. The Company is the guarantor of the U.S. subsidiary's promissory note; and

  (viii)
  loans from a shareholder, amounting to $0.3 million, bearing interest at a Canadian bank's prime rate, currently 4.5%, plus a premium of 0.75%.

        A loan amounting to $0.3 million in 2001, was secured by a Personal Property Security Agreement and a first hypothec (or lien) on the universality of all present and future equipment, machinery and vehicles of a Canadian subsidiary, that bore interest at a Canadian bank's prime rate of 6.5% minus 1% was repaid during 2002. Loans from minority shareholders amounting to $0.3 million in 2001, that bore interest at prime plus 0.5% were repaid during 2002.

        The credit facilities contain various restrictive covenants which require minimum net worth levels, maintenance of certain financial ratios and limitations on dividends and capital expenditures. The credit facilities allow the payment to the Company of dividends and interest from its subsidiaries under certain conditions.

        The parent guarantees and all other direct obligations rank on a pari passu basis.

        A summary of the payments due under the Company's debt and other contractual obligations as at November 30, 2002 is as follows:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of U.S. dollars)
Long-term debt	$69,539	$7,472	$11,757	$49,384	$926
Operating leases	9,265	2,962	3,413	1,615	1,275

	$78,804	$10,434	$15,170	$50,999	$2,201

        As at November 30, 2002, the Company had $0.3 million outstanding under letters of credit related to the purchase of equipment expiring in 2003.

        At November 30, 2002, advances by an employee to the Company amounted to $2.0 million, bearing interest at prime, currently 4.5%, plus a premium of 0.5%, without repayment terms.

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

        At November 30, 2002 and November 24, 2001, a U.S. subsidiary of the Company had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement. See "Liquidity and Capital Resources." This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive loss.

        As at November 25, 2000, prior to the adoption of the Statement of Financial Accounting Standards ("SFAS") No. 133, the interest rate swap agreement used by the U.S. subsidiary of the Company to hedge its exposure to interest rate risk had an unfavorable position reflecting the instrument's estimated fair value of approximately $1,600, which was not recognized in the Company's Consolidated Financial Statements.

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

Current and Pending Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Intangible Assets". This statement prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually while other intangible assets with finite lives should be amortized over their useful economic life. The statement is effective for fiscal years beginning after December 15, 2001 and it will first be adopted in the first quarter of the fiscal year ending in 2003. Impairment losses resulting from the transitional testing, if any, will be recognized as a cumulative effect of a change in accounting principle. Upon adoption of the Statement, amortization expense will be reduced by approximately $0.3 million annually.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived

Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001.

        The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends SFAS No. 4 and SFAS No. 13, "Accounting For Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The provisions of the new standard are to be applied prospectively for exit or disposal activities initiated after December 31, 2002.

        The Company does not expect the adoption of SFAS Nos. 143, 144, 145 or 146 to have a material impact on the Consolidated Financial Statements.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which expands on the accounting guidance of SFAS Nos. 5, 57 and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods after December 15, 2002. The requirements in the Interpretation will be implemented in the Company's first quarter interim consolidated financial statements for the fiscal year ending November 29, 2003 and the Company does not expect the adoption of Interpretation No. 45 to have a material impact on the Consolidated Financial Statements.

        The AICPA's Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") No. 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others". The SOP reconciles and conforms existing differences in the accounting and financial reporting guidance in the AICPA Audit and Accounting Guides, "Banks and Savings Institutions", "Audits of Credit Unions" and "Audits of Finance Companies". Trade receivables of all entities, including commercial entities that finance their customers' purchases of goods and services using trade receivables are within the scope of the current finance companies Guide and are therefore within the scope of the SOP. Such entities would have to disclose their accounting policy for receivables and the related valuation allowance, including the policy for charging off uncollectible receivables and determining past due or delinquent status. For entities that are not financial institutions, only the SOP's guidance related to financing and lending activities would be applicable, and not other guidance specific to financial institutions. The SOP is effective for fiscal years beginning after December 15, 2001.

Changes in Accounting Policies

        Effective November 26, 2000, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires all derivatives to be recorded on the balance sheet as assets or liabilities at their fair value. In addition, SFAS No. 133 establishes new criteria for hedge accounting. In adopting SFAS No. 133, the Company did not incur any transition adjustments to earnings.

Application of Critical Accounting Policies

        The preparation of the Company's Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The estimates and assumptions are based on management's historical experience and past Company performance. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, the Company monitors and evaluates its estimates and assumptions. The following critical accounting policies reflect what management believes require its most difficult, subjective or complex judgements:

        Allowance for doubtful accounts.    The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, increases to the allowance may be required.

        Inventories.    The Company maintains a reserve for slow-moving and unmarketable inventory to reflect the difference between the cost of inventory and the estimated market value based on an evaluation of slow-moving products and current replacement costs. If actual market conditions are less favorable than those anticipated by management, increases to the reserve may be required.

        Income taxes.    Deferred income taxes include the benefit of losses carried forward when it is reasonably likely that future profits will result. Should the opportunity to realize the benefit of these losses expire, such amounts would result in additional deferred income tax expense.

        Derivatives.    The Company has designated an interest rate swap agreement to manage its exposure to interest rate risk as a cash flow hedge. Changes in fair value are reported as a separate component of shareholders' equity in accumulated other comprehensive loss. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. Should this hedge cease to be highly effective, any changes in fair value will be recognized in current period earnings. See "Financial Statements—Note 14 Financial Instruments and Hedging Activities."

Trend Information

        The steel service center industry is a regional business servicing many different industrial sectors. Currently, this market is negatively affected by the general economic slowdown, the duration and overall impact of which is difficult to assess.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth certain information regarding the Company's directors and senior management:

Name	Age	Positions(s) Held
D. Bryan Jones(a)(b)	62	Chairman of the Board, President, Chief Executive Officer and Director
Christopher H. Pickwoad(b)	63	Executive Vice President, Chief Financial Officer and Director
Robert D. Taberner	51	Vice President and General Manager—Nova Steel, Ontario
Stephen D. Shaw	55	President and Chief Operating Officer—American Steel
Scott B. Jones	38	Vice President, Secretary and Director
Roger Daigneault	46	Vice President—Corporate Purchasing
Peter V. Balboni	56	Vice President, Finance and Treasurer—American Steel
Michael L. Richards(c)	63	Director
John LeBoutillier(a)(b)(c)	58	Director
W. Allan Hopkins(a)(b)(c)	64	Director

(a)
Member of Compensation Committee.
(b)
Member of the Nominating Committee.
(c)
Member of the Audit Committee.
(d)
Mr. Hopkins will resign as a director on April 1, 2003. Alexander Adam will be nominated to fill the vacant seat on the Board of Directors.

        D. Bryan Jones has over 41 years of experience in the selling, marketing and production of flat-rolled products. In 1967, he and a partner formed St. Laurent Steel, which was later sold to a major North American steel service center. After a number of years as Vice President and General Manager of St. Laurent Steel, he left in 1979 and incorporated Nova Steel Ltd. He has served as President and Chief Executive Officer and as a director of Nova since its founding. He has been Chairman of the Board, President, Chief Executive Officer and a director of the Company since April 4, 1997.

        Christopher H. Pickwoad has 22 years of experience in the steel industry and has been employed by Nova since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been Executive Vice President, Chief Financial Officer and a director of the Company since April 4, 1997.

        Robert D. Taberner has 23 years of sales and marketing experience in the Ontario flat-rolled market. He has served as the Vice President and General Manager of the Ontario facilities since 1992.

        Stephen D. Shaw has 34 years experience in the steel industry, the last 21 years of which were in steel distribution in Canada and the United States prior to joining Nova in August 1997.

        Scott B. Jones has fifteen years of experience in the steel industry and has been employed by Nova since 1991. He has been a Vice President, Secretary and a director of the Company since April 4, 1997. He is the son of D. Bryan Jones.

        Roger Daigneault has been employed by Nova since 1984. He was employed by Ispat Sidbec Inc. for eight years in sales and production prior to joining Nova.

        Peter V. Balboni joined American Steel in 1975 and has served as its Vice President, Finance and Treasurer since 1980.

        Michael L. Richards has been a director of the Company since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, Canadian counsel to the Company.

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

        W. Allan Hopkins has been a director of the Company since September 24, 1997 and will be resigning at or prior to the Annual Meeting of Shareholders (the "Meeting") of the Company. See "Board Practices". Mr. Hopkins is currently a company director. He was formerly, from March 1998 to August 2000, President and Chief Executive Officer of Atlas Steels Inc., from January 1993 to June 1996, President and Chief Executive Officer of Algoma Steel Inc. and prior to January 1993, Senior Vice President of Stelco Inc.

        At the Meeting, Alexander Adam will be proposed as a nominee to serve as a director of the Company. Mr. Adam was formerly, from June 1996 to August 2002, the President and Chief Executive Officer of Algoma Steel Inc. He previously held executive positions at Toyota Canada Ltd. and Stelco Inc.

Compensation

        During the fiscal year ended November 30, 2002, the aggregate compensation paid by the Company to the directors and named executive officers as a group for services rendered by them to the Company in their capacities as officers totaled $3,845,093. Payments made by the Company to the directors for their services as directors amounted to $51,750. An executive officer of the Company receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiations between such officer and the Company. This bonus is included in the aggregate compensation disclosed in this paragraph.

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

        The Board of Directors currently consists of six members. The term of office of D. Bryan Jones and John LeBoutillier will expire at the Meeting which will be held on April 1, 2003. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at the first annual meeting of shareholders held after the Meeting or until their successors are elected or appointed. The term of office of Scott B. Jones will expire at the second annual meeting of shareholders held after the Meeting or until his successor is elected or appointed. W. Allan Hopkins will resign as a director of the Company at or prior to the Meeting. Management will propose Alexander Adam as a nominee for election as a director to hold office until the second annual meeting of shareholders of the Company held after the Meeting or until a successor is elected or appointed.

        The Company does not have any service contracts with any directors providing for benefits upon termination of employment or term of office.

Board Committees

        To date the Board of Directors has established three committees: (i) a Compensation Committee to make recommendations concerning salaries, incentive compensation and stock option grants for employees, directors and consultants of the Company; (ii) an Audit Committee to review the annual and quarterly results, communications with shareholders, the scope of the audit and other services provided by the Company's independent auditors and to recommend to the board the selection and remuneration of the auditors, and (iii) a Nominating Committee to advise and make recommendations to the Board of Directors concerning the selection of candidates as nominees for directors. The Audit Committee operates in accordance with the terms of a charter that complies with the Nasdaq's listing standards.

Employees

        Currently, at its 24 facilities, the Company has approximately 1,142 employees, of whom approximately 28.1% working at ten of the Company's facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations. During the next twelve months, the labor contract with the Teamsters covering 28 employees at the Company's Lasalle facility and the labor contract with an independent employee association covering 33 employees at the Portland facility will expire. Management believes relations with its employees are good, which is supported by historically low rates of employee turnover. The Company has not experienced a work stoppage by any of its unions or employee associations in over twenty years.

        Nova's approximately 732 employees are categorized as follows: production and warehouse employees (80%), sales personnel (6%), truck drivers (3%) and administrative employees (11%). The U.S. Affiliates' approximately 410 employees are categorized as follows: production and warehouse employees (49%), sales personnel (19%), truck drivers (15%) and administrative employees (17%).

Share Ownership

        The following table sets forth certain information with respect to the ownership of the Common Shares as of February 26, 2003 by (i) each director and senior manager of the Company and (ii) all directors and senior managers as a group. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Common Shares set forth opposite their names.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage
D. Bryan Jones	6,263,290	(a)	64.57%
Christopher H. Pickwoad	159,913		1.65%
Robert D. Taberner	300,000	(b)	3.00	%(b)
Stephen D. Shaw	300,000	(b)	3.00	%(b)
Scott B. Jones	1,480,701	(c)	15.26%
Roger Daigneault	150,000	(b)	1.52	%(b)
Peter V. Balboni	2,400		*
Michael L. Richards	12,400		*
John LeBoutillier	10,300		*
W. Allan Hopkins(d)	1,000		*
All directors and senior managers as a group	8,680,004	(e)	83.06	%(e)

*
Less than 1%.
(a)
Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones, and 1,381,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.
(b)
Represents vested stock options. See "Share Option Plan".

(c)
Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones, and 372,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.
(d)
Mr. Hopkins will resign as a director on April 1, 2003. Alexander Adam will be nominated to fill the vacant seat on the Board of Directors.
(e)
Computed including 750,000 vested stock options.

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

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the Common Shares as of February 26, 2003 by each person or entity known by the Company to beneficially own more than 5% of the Common Shares. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Common Shares set forth opposite their names. None of these persons has different voting rights from any other holders of Common Shares.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage
D. Bryan Jones	6,263,290	(a)	64.57%
Scott B. Jones	1,480,701	(b)	15.26%
Fidelity Management & Research Company	979,200	(c)	10.09%

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
(c)
Based solely on the most recent Schedule 13G/A filed by FMR Corp. et al. on February 14, 2003.

        The Company believes that more than 80% of the Common Shares are held in Canada and less than 20% of the Common Shares are held in the United States. The Company estimates it has eighteen record holders in Canada.

        No arrangements are known to the Company at this time, the result of which may at a subsequent date result in a change in control of the Company.

Shareholder Protection Rights Plan

        The Company previously maintained a shareholder protection rights plan entitling holders of Common Shares the right to purchase additional shares at a predetermined exercise price upon the occurrence of specified events. This plan expired by its terms in September 2002.

Related Party Transactions

        A Canadian corporation owned by Scott B. Jones, a director and officer of the Company and the son of D. Bryan Jones, the Chairman and Chief Executive Officer of the Company, owns five facilities located in Canada comprising a total of 281,700 square feet and leases them to the Company on a triple-net basis at an aggregate annual rent of approximately $951,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones and 50% by a Canadian corporation owned by Peter J. Ouimet, an officer of Argo Steel Ltd., a Canadian subsidiary of the Company, owns a facility located in Canada comprising a total of 43,300 square feet and leases it to the Company on a triple-net basis at an aggregate annual rent of approximately $141,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones and 50% by an unrelated party owns a facility located in Canada comprising a total of 118,300 square feet and leases it to the Company on a triple-net basis at an aggregate annual rent of approximately $301,000. All the facility leases expire at varying dates between April 30, 2003 and December 31, 2011, and are all subject to one or two five-year renewal options.

        A Canadian corporation owned by Scott B. Jones owns thirteen trailers and seven tractors which it leases to the Company at an annual aggregate rent of $226,000 and provided transportation arrangements amounting to $5,014,000 to the Company during 2002.

        At November 30, 2002, loans by D. Bryan Jones to the Company amounted to $299,000. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        At November 30, 2002, advances by an employee to the Company amounted to $1,966,000.

        During 2002, the Company purchased all of the minority interest in Argo Steel Ltd. from employees of the Company. The purchase price was established in accordance with the terms of the existing shareholder agreement dated March 7, 1989, as amended on February 22, 1999. See "Financial Statements—Note 3".

        Michael L. Richards has been a director of the Company since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, Canadian counsel to the Company.

        The Company has adopted the policy that all transactions with any director or officer of the Company, any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all shares of the Company, or any of their affiliates, shall be (i) subject to approval by a majority of the independent members of the Board of Directors of the Company, (ii) on terms no less favorable to the Company than could be obtained from unaffiliated parties, and (iii) reasonably expected to benefit the Company. The terms of the above described leases and service agreements have been unanimously approved by the independent members of the Board of Directors of the Company in accordance with such policy. In the case of service agreements, such approval is subject to certain terms and conditions, which management reasonably believes are being met.

        Information required under Item 7.B.2 has been filed with the Company's Management Proxy Circular on Form 6-K dated the date hereof.

ITEM 8 FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

        See Item 18 for the Financial Statements.

        The Company is a party to various claims and legal actions that it believes are ordinary in nature and incidental to the operation of its business or are covered by insurance. In the opinion of management, the outcome of such claims and proceedings will not have a material adverse effect upon the Company's business, operations or financial condition. See also "Key Information—Risk Factors—Environmental Matters."

        The Company does not anticipate paying cash dividends on the Common Shares for the foreseeable future. The Company, at present, intends to retain any future earnings to finance operations and expansion.

        During 2002, the Company's export sales amounted to $26.1 million, or 5.6%, of net sales. See "Financial Statements—Note 19."

        No significant changes have occurred since the date of the Company's Financial Statements through the date of this document.

ITEM 9 THE OFFER AND THE LISTING

Offer and Listing Details

        The following table sets forth the annual high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the last five fiscal years.

Period	High	Low
1998	$14.13	$4.00
1999	13.75	8.00
2000	10.75	5.63
2001	6.00	4.23
2002	10.02	2.05

        The following table sets forth the quarterly high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the past two fiscal years.

Period	High	Low
First Quarter 2001	$6.00	$4.75
Second Quarter 2001	6.00	4.75
Third Quarter 2001	6.00	4.75
Fourth Quarter 2001	5.25	4.23
First Quarter 2002	7.74	2.05
Second Quarter 2002	9.35	5.86
Third Quarter 2002	10.02	5.70
Fourth Quarter 2002	6.63	4.70

        The following table sets forth the monthly high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the past six months.

Period	High	Low
August 2002	$6.00	$5.70
September 2002	6.63	5.00
October 2002	5.65	4.70
November 2002	5.34	4.94
December 2002	7.05	5.49
January 2003	10.19	6.16

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

        Common Shares.    Holders of Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders, except matters submitted to a vote of another class or series of shares. Holders of Common Shares do not have cumulative voting rights. Holders of Common Shares are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to receive the assets of the Company. Holders of Common Shares have no preemptive, subscription, redemption or conversion rights. The rights of the holders of Common Shares are subject to the rights of the holders of any Preferred Shares which may, in the future, be issued. The outstanding Common Shares are fully paid and non-assessable.

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

        Changes to the Rights of Shareholders.    The Company may amend, by special resolution, its articles of incorporation to change the rights attached to its Common Shares. A special resolution is a resolution passed by not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

        Shareholders' Meetings.    The annual meeting of the shareholders shall be convened at such day in each year and at such time as the Board of Directors may by resolution determine. Other meetings of the shareholders may be convened by order of the chairman of the board, the president or a vice-president who is a director or by the Board of Directors, to be held at such time and place as may be specified in such order. Shareholders holding between them not less than 5% of the outstanding shares may requisition a special meeting of shareholders.

        Voting Rights of Non-resident Shareholders.    Neither Canadian law nor the Company's organizational documents restrict or prohibit the right of non-resident or foreign shareholders to hold or exercise voting rights of its Common Shares. See "Exchange Controls".

        Change in Control.    The Company's Articles could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. Specifically, the Company has a staggered board of directors. See "Directors, Senior Management and Employees—Board Practices". These provisions could discourage certain types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of the Company to negotiate first with the Company.

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

        The directors of a CBCA corporation may be removed from office by a resolution passed by a majority of votes cast at a special meeting of the shareholders, subject to any applicable class or cumulative voting rights.

        Limitations on Liability of Officers and Directors.    The CBCA provides that a corporation may indemnify, and the Company's By-laws (the "By-laws") provide that the Company shall indemnify, in each case except in respect of an action by or on behalf of the Company or a body corporate of which the Company is or was a shareholder or creditor to procure a judgment in its favor, an officer or a director of the Company, a former officer or director of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Company or such body corporate, if he acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

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

Material Contracts

        On April 6, 2001, a U.S. subsidiary entered into: (i) a new revolving credit agreement with a group of banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006; and (ii) a $53.0 million term loan agreement with a group of banks maturing on April 7, 2006. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        On November 19, 2002, a U.S. subsidiary of the Company entered into a $4.0 million promissory note with a bank through December 1, 2007. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources".

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

        The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Company by a non-Canadian (other than a "WTO investor," as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company (calculated as prescribed in the Regulations Respecting Investment in Canada) were CA$5 million or more. An indirect acquisition of control of the Company by a non-WTO investor would be reviewable under the Investment Act if the value of the assets of the Company amounted to CA$50 million or more.

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

        An investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded the prescribed amount for the calendar year in which the investment is implemented, as calculated in accordance with the Regulations to the Investment Act. For 2002, the prescribed amount was CA$218 million. As at February 26, 2003, the prescribed amount for 2003 was CA$223 million. An indirect acquisition of control of the Company by a WTO investor would not be reviewable but would nonetheless be subject to notification under the Investment Act.

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

Canadian Federal Income Tax Consequences

        The following, as reviewed by Stikeman Elliott LLP, Canadian counsel to the Company, accurately summarizes the material Canadian federal income tax consequences relevant to an investment in the Common Shares listed on the Nasdaq by individuals and corporations who are residents of the United States and are not residents of Canada for the purposes of the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the "Convention"), who hold their Common Shares as capital property and deal at arm's length with the Company for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on through a permanent establishment or a fixed base in Canada (collectively, "U.S. Residents"). Common Shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and the provisions of the Convention as in effect on the date hereof. Other than specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance of Canada, prior to the date hereof, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada.

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

U.S. Federal Income Tax Considerations

        General.    The following, as reviewed by Sullivan & Worcester LLP, U.S. counsel to the Company, accurately summarizes the material U.S. Federal income tax consequences to U.S. Holders of owning and disposing of Common Shares. The U.S. Federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended (the "Code") and U.S. Treasury Regulations thereunder, existing, temporary and proposed on the date hereof, (ii) provisions of the Convention as in effect on the date hereof, and (iii) in part, representations of the Company. A "U.S. Holder" is a beneficial owner of the Common Shares who or which is, for U.S. Federal income tax purposes, (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the U.S. Federal income tax laws; (ii) a corporation, partnership or other entity treated as a corporation or partnership for U.S. Federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations; (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. Notwithstanding the foregoing definition, a holder's status as a U.S. holder might be overridden under the provisions of an applicable tax treaty. Conversely, a "Non-U.S. Holder" is a beneficial owner of the Common Shares who or which is not a U.S. Holder. This summary is subject to any changes to U.S. law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of Common Shares who hold such Common Shares as a capital asset within the meaning of Section 1221 of the Code.

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

        Information Reporting and Backup Withholding Requirements with Respect to Non-U.S. Holders. Currently, U.S. information reporting requirements and backup withholding will not apply to dividends on the Common Shares paid to Non-U.S. Holders at an address outside the United States if the Non-U.S Holder files required information with the payor or qualifies for certain other exemptions. As a general matter, information reporting and backup withholding requirements will not apply to a payment of the proceeds of a sale of the Common Shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States through a "U.S. Broker," unless the broker has documentary evidence in its records that the stockholder is not a United States person and has no actual knowledge that such evidence is false, or the Non-U.S. Holder otherwise establishes an exemption. For purposes of the preceding sentence, a U.S. Broker is a broker that (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a CFC, or (iv) is a foreign partnership if it is carrying on a United States trade or business or if more than 50% of the profits or capital interests in the partnership are owned by United States persons. Payment by a broker of the proceeds of a sale of the Common Shares effected inside the United States is subject to both backup withholding and information reporting requirements unless the Non-U.S. Holder certifies under penalties of perjury that he or she is not a United States person and provides his or her name and address or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. Federal income tax, provided that the required information or appropriate claim for refund is furnished to the IRS.

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

Documents on Display

        Any documents referred to in this Annual Report may be inspected at the corporate office of the Company, 2175 Hymus Boulevard, Dorval, Québec, H9P 1J8, upon appointment during normal business hours.

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

        Interest Rate Risk.    The Company's exposure to interest rate risk is as follows. (All tabular amounts are in thousands of U.S. dollars).

		November 30, 2002
		Debt outstanding	Weighted average effective interest rate
Bank indebtedness	Floating rate	$3,534	4.98%

Long-term debt	Floating rate	$21,018	4.72%
	Fixed rate	48,521	7.00%

		$69,539

	November 30, 2002
	Carrying amount	Fair value
Fair value of long-term debt	$69,539	$69,636

        A 43 basis point movement in the Canadian prime rate or the U.S. base rate would result in an approximate $0.1 million, annualized for the period ended November 30, 2002, increase or decrease in interest expense and cash flows. The modeling technique used was to apply to the Company's debt the difference between the actual interest rates at November 30, 2002 and the what-if interest rates.

        A variable to fixed interest rate swap agreement is used by a U.S. wholly-owned subsidiary of the Company to hedge its exposure to interest rate risk related to the term credit agreement and is accounted for on the accrual basis. Amounts to be paid or received under the interest rate swap agreement are recognized as interest expense or income in the period in which they accrue. See "Operating and Financial Review and Prospects—Hedging".

        Exchange Rate Risk.    The Company, from time to time, utilizes forward exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases by certain of its Canadian subsidiaries, denominated in U.S. dollars. Forward exchange contracts are entered into with reputable financial institutions. At November 30, 2002, November 24, 2001 and November 25, 2000 the Company had no forward foreign currency exchange contracts outstanding.

        The Company estimates that a sixteen-cent movement in the value of the Canadian dollar would affect net sales by approximately $27.0 million annually, based on 2002 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversion of net sales in Canadian dollars for the period ended November 30, 2002 using the average exchange rate for the year and the what-if exchange rate. In 2002, the average exchange rate was $1.5718 Canadian. As at February 26, 2003, the exchange rate was $1.4935.

        Commodity Price Risk.    The Company does not use derivative commodity instruments to hedge its exposure to the impact of price fluctuations on its principal raw material. See "Key Information—Risk Factors—Cost of Raw Materials; Impact of Changing Steel Prices."

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15 CONTROLS AND PROCEDURES

        Within 90 days prior to the filing date of this report, management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures with respect to the information generated for use in this Annual Report on Form 20-F. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that material information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 is made known to them by others within the Company, including its consolidated subsidiaries.

        There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation or corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16 [RESERVED]

PART III

ITEM 17 FINANCIAL STATEMENTS

        See Item 18 for the Financial Statements.

ITEM 18 FINANCIAL STATEMENTS

Independent Auditors' Report

To the Board of Directors and Shareholders of
Novamerican Steel Inc.

        We have audited the accompanying consolidated balance sheets of Novamerican Steel Inc. and Subsidiaries as of November 30, 2002 and November 24, 2001 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novamerican Steel Inc. and Subsidiaries as of November 30, 2002 and November 24, 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Chartered Accountants
General Partnership

Montréal, Canada
December 20, 2002

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(In thousands of U.S. dollars, except per share data)

	Years ended
	November 30, 2002	November 24, 2001	November 25, 2000
	$	$	$
Net sales	465,501	417,029	478,506
Cost of sales	351,229	322,057	375,777

Gross margin	114,272	94,972	102,729

Operating expenses
Plant	31,894	30,358	31,286
Delivery	16,230	15,746	14,878
Selling	11,581	11,112	12,008
Administrative and general	20,015	19,458	17,629

	79,720	76,674	75,801

Operating income	34,552	18,298	26,928

Interest expense	5,062	6,455	6,426
Share in income of joint ventures	(708)	(74)	(711)

	4,354	6,381	5,715

Income before income taxes and minority interest	30,198	11,917	21,213
Income taxes (Note 4)	10,080	3,903	8,021

Income before minority interest	20,118	8,014	13,192
Minority interest			180

Net income	20,118	8,014	13,012

Basic and diluted income per share	2.07	0.83	1.34

Comprehensive income
Net income	20,118	8,014	13,012
Changes in cumulative translation adjustment	679	(973)	(2,136)
Changes in unrealized loss on interest rate swap, net of deferred taxes of $490 ($540 in 2001)	(598)	(661)

	20,199	6,380	10,876

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except share data)

	Common shares			Accumulated other comprehensive loss
			Retained earnings		Total shareholders' equity
	Number	Amount
		$	$	$	$
Balance at November 27, 1999	9,700,000	28,404	57,645	(3,637)	82,412
Net income			13,012		13,012
Changes in cumulative translation adjustment				(2,136)	(2,136)

Balance at November 25, 2000	9,700,000	28,404	70,657	(5,773)	93,288
Net income			8,014		8,014
Changes in cumulative translation adjustment				(973)	(973)
Changes in unrealized loss on interest rate swap, net of deferred taxes of $540				(661)	(661)

Balance at November 24, 2001	9,700,000	28,404	78,671	(7,407)	99,668
Net income			20,118		20,118
Changes in cumulative translation adjustment				679	679
Changes in unrealized loss on interest rate swap, net of deferred taxes of $490				(598)	(598)

Balance at November 30, 2002	9,700,000	28,404	98,789	(7,326)	119,867

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Years ended
	November 30, 2002	November 24, 2001	November 25, 2000
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	20,118	8,014	13,012
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	6,228	6,019	5,272
Share in income of joint ventures	(708)	(74)	(711)
Deferred income taxes	2,154	915	929
Minority interest			180
Loss (gain) on disposal of property, plant and equipment	177	(7)	(121)
Changes in working capital items
Accounts receivable	(7,790)	7,837	366
Income taxes receivable	292	51
Inventories	(19,301)	10,350	(11,898)
Prepaid expenses and other	697	(274)	(639)
Accounts payable and accrued liabilities	7,603	(4,666)	(10,771)
Income taxes payable	3,726		(2,678)

Net cash from (used for) operating activities	13,196	28,165	(7,059)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	(2,088)
Investment in a joint venture	(1,550)	(3,435)	(3,177)
Distribution from a joint venture	157	250	715
Additions to property, plant and equipment	(13,512)	(9,279)	(24,128)
Proceeds from disposal of property, plant and equipment	483	44	175
Other assets	55	(2,167)	(167)

Net cash used for investing activities	(16,455)	(14,587)	(26,582)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(3,672)	(16,573)	24,521
Advances due to an employee	1,966
Proceeds from long-term debt	9,024	53,154	11,796
Repayment of long-term debt	(7,031)	(43,779)	(4,162)

Net cash from (used for) financing activities	287	(7,198)	32,155

Effect of exchange rate changes on cash and cash equivalents	28	(159)	(185)

Net increase (decrease) in cash and cash equivalents	(2,944)	6,221	(1,671)
Cash and cash equivalents, beginning of year	10,534	4,313	5,984

Cash and cash equivalents, end of year	7,590	10,534	4,313

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	4,532	5,924	6,134

Income taxes paid	3,995	2,944	8,627

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands of U.S. dollars)

	November 30, 2002	November 24, 2001
	$	$
ASSETS
Current assets
Cash and cash equivalents	7,590	10,534
Accounts receivable (Note 5)	67,580	59,608
Income taxes receivable		292
Inventories (Note 6)	87,672	68,193
Prepaid expenses and other	784	1,480
Deferred income taxes (Note 4)	1,149	441

	164,775	140,548
Investment in joint ventures	11,451	9,350
Property, plant and equipment (Note 7)	81,290	73,710
Goodwill, net of accumulated amortization of $2,035 ($1,717 in 2001)	12,420	11,031
Other assets	1,769	2,323

	271,705	236,962

LIABILITIES
Current liabilities
Current portion of long-term debt	7,472	5,797
Bank indebtedness (Note 8)	3,534	7,193
Accounts payable and accrued liabilities (Note 9)	63,254	51,504
Income taxes payable	3,710

	77,970	64,494
Long-term debt (Note 10)	62,067	61,694
Fair value of interest rate swap (Note 14)	2,289	1,201
Deferred income taxes (Note 4)	9,512	7,129
Minority interest		2,776

	151,838	137,294

SHAREHOLDERS' EQUITY
Share capital (Note 11)	28,404	28,404
Retained earnings	98,789	78,671
Accumulated other comprehensive loss	(7,326)	(7,407)

	119,867	99,668

	271,705	236,962

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In U.S. dollars; tabular amounts in thousands of U.S. dollars)

1—GOVERNING STATUTES AND NATURE OF OPERATIONS

        Novamerican Steel Inc. (Novamerican) was incorporated under the Canada Business Corporations Act. The Company processes and distributes, through its 24 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and the Canadian provinces of Québec and Ontario, carbon steel, tubular stainless steel and aluminum products, and operates as an intermediary between primary metal producers and manufacturers that require processed metal.

2—ACCOUNTING POLICIES

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the reporting currency is the United States of America dollar (U.S. dollar).

        A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of consolidation

        The consolidated financial statements include the accounts of Novamerican and all its subsidiaries (collectively, the Company). All significant intercompany transactions and balances have been eliminated. The Company's interests in joint ventures are accounted for by the equity method. Accordingly, the Company's share in income of the joint ventures is included in consolidated net income.

Fiscal year

        The fiscal year-end of the Company is the last Saturday of November. The fiscal year ending November 30, 2002 includes 53 weeks of operations, whereas the fiscal years ending November 24, 2001 and November 25, 2000 include 52 weeks of operations.

Translation of foreign currencies

        Transactions concluded in foreign currencies by the Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in foreign currencies are included in income. Gains amounted to $1,250,000 in 2002, $847,000 in 2001 and $594,000 in 2000.

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

Accounting estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Property, plant and equipment

        Property, plant and equipment are stated at cost.

        Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and building improvements	10 to 40 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	5 to 15 years
Transportation equipment	3 to 7 years
Computer equipment	3 to 5 years
Leasehold improvements	5 to 10 years
Aircraft	15 years

        Depreciation expense was approximately $5,410,000, $5,076,000 and $4,583,000 for the years ended November 30, 2002, November 24, 2001 and November 25, 2000, respectively. No depreciation was recorded on assets under construction.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill arising from acquisitions completed before July 1, 2001 is being amortized using the straight-line method over 40 years, whereas goodwill acquired during the year is not amortized. The carrying value of goodwill is tested for impairment annually. Should this review indicate that goodwill will not be recoverable, the Company's carrying value of goodwill will be reduced by the estimated impairment. Amortization expense was approximately $318,000 for each of the years ended November 30, 2002, November 24, 2001 and November 25, 2000.

Other assets

        Other assets are recorded at cost and comprise expenses incurred in issuing long-term debt which are deferred and amortized using the straight-line method over the term of the related debt. Amortization expense was approximately $500,000, $625,000 and $371,000 for the years ended November 30, 2002, November 24, 2001 and November 25, 2000, respectively.

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

Earnings per share

        Basic income per share is based upon the weighted average number of common shares outstanding during the respective years. Weighted average common shares outstanding were 9,700,000 for the years ended November 30, 2002, November 24, 2001 and November 25, 2000, respectively. Stock options were not included in the computation of diluted income per share because they are antidilutive.

Comprehensive income

        Components of comprehensive income include net income, changes in cumulative translation adjustments and changes in unrealized losses on the interest rate swap net of taxes.

Current and pending accounting changes

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Intangible Assets. This statement prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually while other intangible assets with finite lives should be amortized over their useful economic life. The statement is effective for fiscal years beginning after December 15, 2001 and it will first be adopted in the first quarter of the fiscal year ending in 2003. Impairment losses resulting from the transitional testing, if any, will be recognized as a cumulative effect of a change in accounting principle. Upon adoption of the Statement, amortization expense will be reduced by approximately $318,000 annually.

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs and is effective for fiscal years beginning after June 15, 2002.

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and

for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001.

        The FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, and FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This statement amends SFAS No. 4 and SFAS No. 13, Accounting For Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

        In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of the new standard are to be applied prospectively for exit or disposal activities initiated after December 31, 2002.

        The Company does not expect the adoption of SFAS Nos. 143, 144, 145 or 146 to have a material impact on the financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which expands on the accounting guidance of SFAS Nos. 5, 57 and 107 and incorporates without change the provisions of FASB Interpretation No. 34 which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods after December 15, 2002. The requirements in the Interpretation will be implemented in the Company's first quarter interim consolidated financial statements for fiscal year ending November 29, 2003 and the Company does not expect the adoption of Interpretation No. 45 to have a material impact on the financial statements.

        The AICPA's Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) No. 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others. The SOP reconciles and conforms existing differences in the accounting and financial reporting guidance in the AICPA Audit and Accounting Guides, Banks and Savings Institutions, Audits of Credit Unions and Audits of Finance Companies. Trade receivables of all entities, including commercial entities that finance their customers' purchases of goods and services using trade receivables are within the scope of the current finance companies Guide and are therefore within the scope of the SOP. Such entities would have to disclose their accounting policy for receivables and the related valuation allowance, including the policy for charging off uncollectible receivables and determining past due or delinquent status. For entities that are not financial institutions, only the SOP's guidance related to financing and lending activities would be applicable, and not other guidance specific to financial institutions. The SOP is effective for fiscal years beginning after December 15, 2001.

3—ACQUISITION OF MINORITY INTEREST

        During the year, the Company acquired the minority interest in one of its Canadian subsidiaries, Argo Steel Ltd. ("Argo"), (the "Acquisition"). Such minority interest was held by certain employees of the Company. The Acquisition was accounted for using the purchase method of accounting and as a result goodwill was recorded. The terms of the Acquisition also provide for additional consideration to be paid if Argo's earnings exceed certain targeted levels through the year 2004 which would result in additional goodwill. The Company has not recorded the contingent liability as of November 30, 2002 as the outcome is not determinable beyond a reasonable doubt.

4—INCOME TAXES

        The following summarizes the Company's income taxes on the earnings of its Canadian and U.S. operations.

        Income before income taxes and minority interest by local jurisdiction:

	Years ended
	November 30, 2002	November 24, 2001	November 25, 2000
	$	$	$
Canada	22,260	9,612	15,109
United States	7,938	2,305	6,104

	30,198	11,917	21,213

        The income tax provision is composed of the following:

	Years ended
	November 30, 2002	November 24, 2001	November 25, 2000
	$	$	$
Current
Canada	6,110	2,128	3,986
United States	1,816	860	3,106

	7,926	2,988	7,092

Deferred
Canada	647	659	1,370
United States	1,507	256	(441)

	2,154	915	929

	10,080	3,903	8,021

        The components of the Company's net deferred income tax liability are as follows:

	November 30, 2002	November 24, 2001
	$	$
Asset (liability)
Current deferred income taxes
Investment in joint ventures	(125)	(195)
Inventories	555	(69)
Accounts receivable	345	406
Other items	374	299

	1,149	441

Long-term deferred income taxes
Property, plant and equipment	(10,183)	(8,050)
Investment in joint ventures	(551)	(191)
Intangibles	(25)	112
Fair value of interest rate swap	1,030	540
Other items	217	460

	(9,512)	(7,129)

Total current and long-term deferred income taxes	(8,363)	(6,688)

        The reconciliation between the Canadian statutory income tax rate and the Company's effective income tax rate is as follows:

	Years ended
	November 30, 2002	November 24, 2001	November 25, 2000
	%	%	%
Canadian statutory income tax rate	39.1	42.0	41.8
United States statutory income tax rate difference	0.2	(0.4)	(0.5)
Canadian incentive for manufacturing and processing activities	(4.5)	(4.5)	(4.6)
Reduction in income tax rate	(0.5)	(0.8)
Other items	(0.9)	(3.5)	1.1

Effective income tax rate	33.4	32.8	37.8

5—ACCOUNTS RECEIVABLE

	November 30, 2002	November 24, 2001
	$	$
Trade accounts receivable, less allowance for doubtful accounts of $1,655,780 ($1,266,645 in 2001)	66,766	59,021
Other	814	587

	67,580	59,608

6—INVENTORIES

	November 30, 2002	November 24, 2001
	$	$
Raw materials	49,607	34,053
Finished goods	38,065	34,140

	87,672	68,193

7—PROPERTY, PLANT AND EQUIPMENT

	November 30, 2002	November 24, 2001
	$	$
Land	5,874	5,866
Buildings and building improvements	31,827	31,540
Machinery and equipment	56,232	48,974
Furniture and fixtures	557	533
Transportation equipment	1,825	1,698
Computer equipment	2,896	2,713
Leasehold improvements	789	776
Aircraft	8,663	3,065
Assets under construction	3,488	4,072

	112,151	99,237
Accumulated depreciation	30,861	25,527

	81,290	73,710

8—BANK INDEBTEDNESS

        The bank indebtedness of the Company's Canadian subsidiaries consists of various demand revolving credit facilities available by either prime rate loans, bearing interest at prime, currently 4.5% (4.5% in 2001), plus a premium varying from 0% to 0.5%, or by way of banker's acceptances having discount rates varying from 0% to 0.5%, and are secured by inventories and movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets. There are no cross collateralizations among the various facilities. These facilities are renegotiated on an annual basis.

        The Company's Canadian subsidiaries have approximately $30,981,000 (CA$48,500,000) in 2002 and $30,856,000 (CA$48,500,000) in 2001 of revolving credit facilities from two Canadian financial institutions, of which approximately $27,159,000 (CA$42,515,000) was available at November 30, 2002 and $23,622,000 (CA$37,128,000) was available at November 24, 2001. In addition, a Canadian subsidiary has a revolving demand credit facility of $479,000 in 2002 and $477,000 in 2001 (CA$750,000 in both years), bearing interest at prime, currently 4.5% (4.5% in 2001), plus a rate varying from 0% to 0.75%, of which $479,000 was available at November 30, 2002 and $477,000 was available at November 24, 2001 (CA$750,000 in both years).

        As at November 30, 2002, the bank had issued guarantees and letters of credit to the Company's Canadian subsidiaries amounting to $288,000 (CA$450,000) and $41,000 (CA$65,000) as at November 24, 2001.

9—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	November 30, 2002	November 24, 2001
	$	$
Trade accounts	59,937	49,624
Trade accounts to a company controlled by a shareholder	442	625
Trade accounts to a joint venture	909	1,255
Advances due to an employee, bearing interest at prime, currently 4.5%, plus a premium of 0.5%, without repayment terms	1,966

	63,254	51,504

10—LONG-TERM DEBT

	Maturity	November 30, 2002	November 24, 2001
		$	$
Revolving line of credit(a)	2006	3,107
Loans(b)
(CA$5,423,594; CA$4,010,229 in 2001)	2003-2012	3,465	2,551
Term credit facility(c)
(CA$15,441,028; CA$19,929,797 in 2001)	2006	9,864	12,680
Term loan(d)	2006	48,804	51,454
Promissory note(e)	2007	4,000
Loans from a shareholder(f)
(CA$468,629; CA$744,162 in 2001)		299	474
Loans from minority shareholders(g)
(CA$521,791 in 2001)			332

		69,539	67,491
Less: current portion of long-term debt		7,472	5,797

		62,067	61,694

(a)
A U.S. subsidiary entered into a revolving credit agreement with a group of banks which provides for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006. At November 30, 2002, there was an amount of $18,490,306 in available borrowings, of which $3,106,943 (nil in 2001) was outstanding under this agreement. The interest rate on borrowings under the credit agreement is the lead bank's prime rate, currently 4.25% (5% in 2001), plus a margin varying from 0% to 0.5%, or LIBOR, currently 1.44% (2.11% in 2001), plus a margin varying from 1.25% to 1.75%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 30, 2002. Borrowings are collateralized by all of the assets of the U.S. subsidiary.

(b)
Loan amounting to $360,000 (CA$564,300) in 2002 and $531,000 (CA$834,300) in 2001, secured by way of a security agreement constituting a first fixed charge on machinery, equipment and vehicles of a Canadian subsidiary, having a carrying value of $778,000 (CA$1,218,708), bearing interest at 8.9%, payable in monthly instalments of $14,000 (CA$22,500) and maturing on January 15, 2005.

Novamerican Steel Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In U.S. dollars; tabular amounts in thousands of U.S. dollars)

10—LONG-TERM DEBT (Continued)

  Matched fund term loan amounting to $1,264,000 (CA$1,978,627) in 2002 and $1,678,000 (CA$2,638,315) in 2001, secured by a movable hypothec on aircraft having a carrying value of $2,547,000 (CA$3,987,273), bearing interest at 7.4%, payable in monthly instalments of $35,000 (CA$54,973) and maturing on November 24, 2005.

  Loan amounting to $648,000 (CA$1,014,000), secured by machinery and equipment of a Canadian subsidiary, having a carrying value of $1,007,000 (CA$1,576,068), bearing interest at 5%, payable in instalments of $349,000 (CA$546,000) due in December 2002 and $299,000 (CA$468,000) due in December 2003.

  Promissory note amounting to $1,193,000 (CA$1,866,667), secured by a moveable hypothec on the universality of all present and future property of a Canadian subsidiary, bearing interest at prime, currently 4.5%, plus a premium of 0.75%, payable in monthly instalments of $16,667 plus interest and maturing on March 8, 2012.

  Loan amounting to $342,000 (CA$537,614) in 2001, was secured by a Personal Property Security Agreement and a first hypothec on the universality of all present and future equipment, machinery and vehicles of a Canadian subsidiary, bore interest at a Canadian bank's prime rate of 6.5% minus 1% and was repaid during the year.

(c)
Term credit facility, as amended, amounting to $9,864,000 (CA$15,441,028) in 2002 and $12,680,000 (CA$19,929,797) in 2001 maturing on February 28, 2006 and repayable by quarterly instalments of $441,000 (CA$690,000). Additional repayments will be determined annually and will be based on excess cash flow. An amount of $1,519,000 (CA$2,378,186) in 2002 and $3,616,000 (CA$5,683,506) in 2001 of the term facility bears interest at a rate of 6.43% plus a premium varying from 0% to 0.75%. An amount of $3,753,000 (CA$5,875,163) in 2002 and $4,858,000 (CA$7,633,512) in 2001 of the term facility bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%. An amount of $412,000 (CA$645,542) in 2002 and $498,000 (CA$782,787) in 2001 of the term facility bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%. An amount of $564,000 (CA$883,095) in 2002 and $681,000 (CA$1,070,850) in 2001 of the term facility bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75%. An amount of $3,616,000 (CA$5,659,042) in 2002 and $3,027,000 (CA$4,759,142) in 2001 of the term facility is available either by way of prime rate loans bearing interest at prime, currently 4.5% (4.5% in 2001), plus a rate varying from 0% to 0.75%, or by way of bankers' acceptances having discount rates varying from 1% to 1.75% and having maturities of one to six months. As of November 30, 2002 and November 24, 2001, the effective interest rates were 5.9% and 6.59% respectively.

  Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as of November 30, 2002.

  The term and revolving credit facilities are secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian subsidiary having a carrying value of $17,160,000 (CA$26,862,077) and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by a Canadian subsidiary. The Company has given an unsecured, unlimited guarantee and a limited recourse pledge on its investment in the Canadian subsidiary.

(d)
A U.S. subsidiary of the Company entered into a $53,000,000 term loan agreement with a group of banks of which an amount of $48,804,167 was outstanding at November 30, 2002 and $51,454,167 was outstanding at November 24, 2001. The interest rate on the term loan is the lead bank's prime rate, currently 4.25% (5% in 2001), plus a margin varying from 0% to 0.5%, or LIBOR, currently 1.44% (2.11% in 2001), plus a margin varying from 1.25% to 1.75%. Monthly principal payments of $220,833 are due through April 7, 2006 with the balance of the loan of $39,750,000 due April 7, 2006. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 30, 2002. The term loan is collateralized by all of the assets of the U.S. subsidiary.

  As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% plus the applicable margin on borrowings of $40,000,000 through April 16, 2003, thereafter borrowings up to $30,000,000 through April 18, 2005, and borrowings up to $20,000,000 through April 16, 2006. As of November 30, 2002, the interest rate on $40,000,000 was 6.65% (7.02% in 2001) and the effective interest rate on the excess was 3.59% (4.75% in 2001).

(e)
On November 19, 2002, a U.S. subsidiary of the Company entered into a $4,000,000 promissory note with a bank, secured by a first priority security interest in aircraft having a carrying value of $5,573,792, bearing interest at LIBOR, currently 1.44%, plus a premium of 2% and repayable by 60 variable monthly instalments of principal and interest through December 1, 2007. Among the restrictive financial covenants contained in the note are ratios as to fixed charges and tangible capital of the Company, all of which were respected as of November 30, 2002. The Company is the guarantor of the U.S. subsidiary's promissory note.

(f)
The loans from a shareholder bear interest at prime, currently 4.5%, plus a premium of 0.75% (fixed interest rate of 8% in 2001) and have no repayment terms.

(g)
The loans from minority shareholders bore interest at prime plus 0.5% and were repaid during the year.

        Aggregate maturities of long-term debt are as follows:

$
2003	7,472
2004	5,983
2005	5,774
2006	48,404
2007	980
Thereafter	926

11—SHARE CAPITAL

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

12—SHARE OPTION PLAN

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

        On September 24, 1997, ISOs were granted to three executive officers of the Company to purchase 750,000 common shares at an exercise price equivalent to the initial public offering price of $14.00 per common share. One-fifth of the ISOs may be exercised at each anniversary date of the grant except for 300,000 ISOs of which 40% cannot be exercised before the second anniversary date and 20% at each anniversary date thereafter. The Company has not issued any SARs as of November 30, 2002.

        A summary of stock option activity and related information for 2001 and 2002 follows:

	Shares	Weighted average exercise price
		$
Outstanding—November 25, 2000	750,000	14.00
Granted
Exercised
Forfeited

Outstanding—November 24, 2001	750,000	14.00
Granted
Exercised
Forfeited

Outstanding—November 30, 2002	750,000	14.00

	Shares	Weighted average exercise price
		$
Exercisable at end of year
2000	450,000	14.00
2001	600,000	14.00
2002	750,000	14.00

        The Company has elected to measure compensation cost related to granting of Awards using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. In this instance, however, under SFAS No. 123, Accounting for Stock-Based Compensation, the Company is required to make pro-forma disclosures of net income and basic income per share as if the fair value based method defined in SFAS No. 123 had been applied. Accordingly, the Company's net income and basic income per share for the year ended November 30, 2002 would have been reduced, on a pro-forma basis, by $0.9 million and $0.09 respectively and the Company's net income and basic income per share for the years ended November 24, 2001 and November 25, 2000 would have been reduced, on a pro-forma basis, by $1.1 million and $0.12, respectively.

        The fair value of ISOs granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 6.075% per year, expected life of seven years, expected dividend yield of 0% and expected volatility of 40%. As at November 30, 2002, November 24, 2001 and November 25, 2000, the weighted average fair value of the ISOs granted and outstanding was approximately $5.6 million.

13—RELATED PARTY TRANSACTIONS

        The following transactions with related parties occurred in the normal course of business and were measured at their respective exchange value, which is the amount established and agreed to by the related parties:

	Years ended
	November 30, 2002	November 24, 2001	November 25, 2000
	$	$	$
Processing revenue from a joint venture	217	195	168
Sales to a joint venture	453
Management fees from a joint venture	38	39	37
Processing charges paid to a joint venture	2,433	3,018	3,307
Rental charges paid to companies controlled by a shareholder	1,036	1,010	1,061
Rental charges paid to companies jointly controlled by a shareholder	391	140	133
Freight charges paid to a company controlled by a shareholder	5,014	6,003	4,174
Interest paid to a shareholder	36	37	176
Interest paid to an employee	71
Purchase of property, plant and equipment from a joint venture	90

14—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

  Fair value

        Fair value of financial instruments has been estimated using data which management considered the best available methodology deemed suitable for the pertinent category of financial instruments. The estimation methodologies are as follows:

–
Due to their short-term maturity, the carrying value of certain financial instruments was assumed to approximate their fair value. These financial instruments include cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities;

–
The fair value of long-term debt, including the portion due within one year, is based on the market prices of instruments with similar terms and remaining maturities;

–
The fair value of the interest rate swap agreement used for hedging purposes is estimated by obtaining quotes from the Company's principal bankers.

        Fair value of financial instruments:

	November 30, 2002		November 24, 2001
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Long-term debt	69,539	69,636	67,491	67,640
Interest rate swap	2,289	2,289	1,201	1,201

        The fair value of the long-term debt is determined without considering any additional repayments based on excess cash flow that may be required due to the difficulty of estimating any additional repayments.

        The notional amount of the swap is $40,000,000 to be reduced to $30,000,000 in 2003 and to $20,000,000 in 2005 with a term of five years expiring April 16, 2006. The Company intends to use the swap as a hedge of the related debt interest rate for five years.

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

        At November 30, 2002 and November 24, 2001, a U.S. subsidiary of the Company had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement described in note 10(d). This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive loss.

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

15—JOINT VENTURES

        The Company holds a 60% equity interest and a 50% voting interest in Delta Tube and Company, Limited, a joint venture that processes carbon steel into tubing.

        The Company also holds a 50% equity and voting interest in BethNova Tube, LLC, with Bethlehem Steel Corporation (Bethlehem) as an equal partner in the joint venture. The joint venture manufactures steel tubing for hydroforming applications. Construction of the BethNova Tube, LLC facility was completed in May 2001 and commercial production began in fiscal year 2002.

        As at November 30, 2002, Bethlehem was still reorganizing under Chapter 11 of the United States Bankruptcy Code as originally filed on October 15, 2001. Bethlehem has stated that it does not plan to exit any of its joint venture partnerships, and, for its part, the Company is continuing to operate the joint venture with Bethlehem in the normal course of business. The Company does not believe that this event will have a material impact on the operations of the joint venture and accordingly, there is no impairment of its carrying value to be recorded.

        Combined condensed financial information of the joint ventures is summarized below:

	Twelve-month period ended
	November 30, 2002	November 24, 2001	November 25, 2000
	$	$	$
Operations
Net sales	11,330	4,070	4,238
Operating income (loss)	1,130	(168)	871
	November 30, 2002	November 24, 2001
	$	$
Balance sheet
Assets
Current assets	5,989	2,158
Long-term receivable	9	13
Property, plant and equipment	15,486	15,098
Goodwill, net of accumulated amortization	5	86

	21,489	17,355

Liabilities
Current liabilities	959	806
Advances from partners	11,324	8,224
Joint venture investment
Capital contributions	10,008	10,008
Undistributed earnings (loss)	373	(492)
Accumulated other comprehensive loss	(1,175)	(1,191)

	21,489	17,355

16—CONTINGENCIES

        The Company is contingently liable under guarantees issued in the normal course of business and with respect to claims and litigation that arise from time to time. In the opinion of management, any uninsured liability which may arise from such contingencies would not have a material adverse effect on the financial statements of the Company.

17—COMMITMENTS

        The Company has entered into operating leases for certain facilities and equipment which expire at various dates until 2012. The following schedule outlines the future minimum rental payments under these leases as at November 30, 2002:

$
2003	2,962
2004	2,031
2005	1,382
2006	1,058
2007	557
Thereafter	1,275

Total minimum lease payments	9,265

        Rental expense under the operating leases amounted to approximately $3,926,000, $3,721,000 and $3,118,000 for the years ended November 30, 2002, November 24, 2001 and November 25, 2000, respectively.

18—RETIREMENT PLAN

        A U.S. subsidiary makes available to substantially all of its employees a 401(k) plan. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. A percentage of such contribution, up to a certain limit, is matched by the employer. Investments are in various mutual funds at the discretion of the employees and the plan is administered by an independent third party. Costs incurred under the 401(k) plan amounted to approximately $463,000, $436,000 and $436,000 for the years ended November 30, 2002, November 24, 2001 and November 25, 2000, respectively.

19—FINANCIAL INFORMATION BY GEOGRAPHIC AREA

        The Company has established that it has one single reportable segment and that it does not need to provide additional information relating to segmented information in the financial statements.

	United States	Canada	Total
	$	$	$
2002
Net sales (a)
Domestic	210,733	228,622	439,355
Export	842	25,304	26,146

Total	211,575	253,926	465,501

Operating income	12,170	22,382	34,552

Depreciation and amortization	2,947	3,281	6,228

Long-lived assets	57,805	35,905	93,710

2001
Net sales (a)
Domestic	205,667	190,257	395,924
Export	254	20,851	21,105

Total	205,921	211,108	417,029

Operating income	7,578	10,720	18,298

Depreciation and amortization	2,771	3,248	6,019

Long-lived assets	53,222	31,519	84,741

2000
Net sales (a)
Domestic	219,504	232,360	451,864
Export		26,642	26,642

Total	219,504	259,002	478,506

Operating income	10,344	16,584	26,928

Depreciation and amortization	2,203	3,069	5,272

Long-lived assets	49,017	32,617	81,634

(a)
Sales are attributed to countries based on location of external customer.

Auditors' Report on Schedule II

To the Directors of Novamerican Steel Inc.

        In connection with our audit of the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries referred to in our report dated December 20, 2002 which is included in the Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended November 30, 2002 on Form 20-F, we have also audited Schedule II for each of the years in the three year period ended November 30, 2002. In our opinion this schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements taken as a whole.

Chartered Accountants
General Partnership

Montréal, Canada
December 20, 2002

Schedule II

NOVAMERICAN STEEL INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands of U.S. dollars)

Description	Balance at beginning of year	Additions charged to expenses	Deductions	Balance at end of year
	$	$	$	$
Allowance for doubtful accounts
Year ended November 30, 2002	1,267	1,060	671	1,656
Year ended November 24, 2001	1,250	1,189	1,172	1,267
Year ended November 25, 2000	1,017	1,035	802	1,250

ITEM 19 EXHIBITS

        The following table sets forth the exhibits filed as part of this annual report.

1.1(a)	Articles of incorporation.
1.2(a)	By-laws.
2.1(a)	Specimen of Certificate representing Common Shares.
4.1(b)	1997 Share Option Plan.
4.2(c)	Formation and Operating Agreement, dated February 2, 2000, of BethNova Tube, LLC.
4.3	Acquisition by 156499 Canada Inc. of the Minority Interest in Argo Steel Ltd.
4.4(d)	$40,000,000 Revolving Credit Facility dated April 6, 2001.
4.5(e)	$53,000,000 Term Loan Facility dated April 6, 2001.
4.6	Promissory Note, dated November 27, 2002, between Novamerican Tube Holdings, Inc. and Key Corporate Capital Inc.
8.1	Subsidiaries of the Company.
10.1	Consent of Raymond Chabot Grant Thornton.
10.2	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.3	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a)
Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1/A, filed on October 20, 1997.

(b)
Incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-8, filed on May 12, 1999.

(c)
Incorporated by reference to Exhibit 2.3 to the Company's Annual Report on Form 20-F, filed on March 1, 2001.

(d)
Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F, filed on February 20, 2002.

(e)
Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F, filed on February 20, 2002.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report its behalf.

NOVAMERICAN STEEL INC. (Registrant)
Dated: February 26, 2003	By:	/s/ Christopher H. Pickwoad Christopher H. Pickwoad Executive Vice President and Chief Financial Officer

CERTIFICATIONS

        I, D. Bryan Jones, certify that:

1.
I have reviewed this annual report on Form 20-F of Novamerican Steel Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003

                      /s/ D. Bryan Jones

                      Chief Executive Officer

        I, Christopher H. Pickwoad, certify that:

1.
I have reviewed this annual report on Form 20-F of Novamerican Steel Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003

                      /s/ Christopher H. Pickwoad

                      Chief Financial Officer