Form 20-F
period 2003-11-29
NOVAMERICAN STEEL INC
filed 2004-02-27
CIK 1046687

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 29, 2003

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

        Common Shares, without nominal or par value

(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

            NONE

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of November 29, 2003:

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

Yes	☒	No	☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	☐	Item 18	☒

TABLE OF CONTENTS

Item	Caption	Page

Statement on Forward-Looking Information		3
Part I
1	Identity of Directors, Senior Management and Advisers	3
2	Offer Statistics and Expected Timetable	3
3	Key Information	3
4	Information on the Company	8
5	Operating and Financial Review and Prospects	17
6	Directors, Senior Management and Employees	25
7	Major Shareholders and Related Party Transactions	29
8	Financial Information	30
9	The Offer and Listing	31
10	Additional Information	32
11	Quantitative and Qualitative Disclosures About Market Risk	33
12	Description of Securities Other Than Equity Securities	40
Part II
13	Defaults, Dividend Arrearages and Delinquencies	40
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	40
15	Controls and Procedures	40
16	Reserved	40
16A	Audit Committee Financial Expert	40
16B	Code of Ethics	40
16C	Principal Accounting Fees and Services	41
16D	Exemptions from the Listing Standards for Audit Committees	41
Part III
17	Financial Statements	41
18	Financial Statements	42
19	Exhibits	69
Signatures		70

STATEMENT ON FORWARD-LOOKING INFORMATION

        Except for the statements of historical fact contained herein, the information under the headings "Item 4 Information on the Company", "Item 5 Operating and Financial Review and Prospects", "Item 11 Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this Form 20-F Annual Report constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate," "expect," "believe," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including those identified in the section captioned "Key Information—Risk Factors". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, believed, estimated or projected. The Company undertakes no obligation to publicly release, furnish or file the result of any revision to the forward-looking statements herein that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 KEY INFORMATION

Selected Financial Data

        The selected financial data presented below, other than references to tons sold and processed, have been derived from the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries ("Novamerican" or the "Company") for the five years ended November 29, 2003 which were audited by Raymond Chabot Grant Thornton, Chartered Accountants, General Partnership. The selected financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Operating and Financial Review and Prospects," the Consolidated Financial Statements and other financial information included elsewhere in this document. All financial data presented is expressed in U.S. dollars.

	Years Ended (a)
	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Statement of Operations Data:
Net sales	$426,692	$478,506	$417,029	$465,501	$507,067
Cost of sales	331,544	375,377	322,057	351,229	400,825

Gross margin	95,148	102,729	94,972	114,272	106,242
Operating expenses	66,522	75,801	76,674	79,720	83,228

Operating income	28,626	26,928	18,298	34,552	23,014
Interest expense	5,181	6,426	6,455	5,062	5,144

	23,445	20,502	11,843	29,490	17,870
Share in income of joint ventures	759	711	74	708	545

	24,204	21,213	11,917	30,198	18,415
Unrealized loss on foreign exchange contracts	82	—	—	—	—

Income before income taxes and minority interest	24,122	21,213	11,917	30,198	18,415
Income taxes	9,401	8,021	3,903	10,080	5,333

Income before minority interest	14,721	13,192	8,014	20,118	13,082
Minority interest	390	180	—	—	—

Net income	$14,331	$13,012	$8,014	$20,118	$13,082

Basic and diluted income per share (b)	$1.48	$1.34	$0.83	$2.07	$1.35

Operating income per share	$2.95	$2.78	$1.89	$3.56	$2.37

Weighted average Common Shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000	9,700,000

	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003
Other Data:
EBITDA (c)	$33,229	$32,731	$24,391	$41,488	$30,521
Capital expenditures	$8,289	$24,128	$9,279	$13,512	$25,140
Depreciation and amortization	$4,316	$5,272	$6,019	$6,228	$6,962
Gross margin	22.3%	21.5%	22.8%	24.5%	21.0%
Operating margin	6.7%	5.6%	4.4%	7.4%	4.5%
Income before income taxes and minority interest	5.7%	4.4%	2.9%	6.5%	3.6%
Tons sold and processed (unaudited):
Direct sales	761,000	795,000	773,000	867,000	870,000
Toll processing	350,000	599,000	667,000	737,000	794,000

	1,111,000	1,394,000	1,440,000	1,604,000	1,664,000

	Nov. 27, 1999	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003
	(In thousands of U.S. dollars)
Balance Sheet Data:
Current assets	$146,549	$153,568	$140,548	$164,775	$189,709
Current liabilities	74,937	113,677	64,494	77,970	101,603
Working capital	71,612	39,891	76,054	86,805	88,106
Total assets	214,290	242,077	236,962	271,705	312,656
Total debt	52,129	82,545	74,684	73,073	76,525
Net assets	82,412	93,288	99,668	119,867	145,715
Share capital	28,404	28,404	28,404	28,404	28,404

(a)
The Company's fiscal year end is the last Saturday of November. The fiscal years ended November 29, 2003, November 24, 2001, November 25, 2000 and November 27, 1999 include 52 weeks of operations, whereas the fiscal year ended November 30, 2002 includes 53 weeks of operations. The Company has not declared any dividends during the periods presented.

(b)
Basic and diluted income per share is based upon the weighted average number of Common Shares outstanding during the respective years. Stock options were not included in the computation of diluted income per share because they are not dilutive since the exercise price of the options is greater than the market price of the Common Shares.

(c)
"EBITDA" is a non-GAAP financial measure calculated by adding to net income for each year the amounts (included in the table) for interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of the Company's operating results. EBITDA may be useful in comparing the Company's results to those of other companies in the industry. In addition, it is a measure commonly required by lenders in determining compliance with financial covenants. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of the Company's performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

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

        Steel service centers generally maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of their customers. Accordingly, the Company purchases steel in an effort to maintain its inventory at levels that it believes to be appropriate to satisfy the anticipated needs of its customers based upon historic buying practices, contracts with customers and market conditions. The Company's commitments for steel purchases are generally at prevailing market prices in effect at the time the Company places its orders. The Company has no long-term, fixed-price steel purchase contracts. See "Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations." When raw material prices increase, including as a result of surcharges, competitive conditions will influence how much of the steel price increase can be passed on to the Company's customers. When raw material prices decline and the Company uses existing steel inventory, customer demands for lower prices could result in lower sale prices and lower margins. Changing steel prices therefore could adversely affect the Company's business, results of operations and financial condition.

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

        Sales of the Company's products for use in the automotive industry accounted for approximately 21.7% of the Company's net sales in fiscal 2003 and approximately 20.3% of net sales in fiscal 2002. This increase is attributable to the consolidation of Nova Tube Indiana, LLC (formerly, BethNova Tube, LLC). See "Information on the Company—History and Development of the Company." Such sales include sales directly to the automobile manufacturers and to their component and parts suppliers as well as to manufacturers supplying the automotive "after market" components and parts. The automobile industry experiences fluctuation in demand based on numerous factors such as general economic conditions and consumer confidence. The automobile industry is also subject, from time to time, to labor problems, which may result in reduced demand for the Company's products during work stoppages.

        Risks Associated with Expansion.    Historically, the Company has grown internally by increasing sales to existing customers, aggressively pursuing new customers and, in response to customer demand, acquiring and upgrading processing equipment and services in order to expand the range of value-added services it can offer. In addition, growth has occurred through external expansion by the acquisition of other steel service centers and related businesses. Although the Company intends to continue actively pursuing its growth strategy in the future, there can be no assurance that the anticipated growth will occur. In addition, although the Company generally has purchased equipment only in response to identified customer demand, the expansion of an existing facility or construction of a new facility could have an adverse effect on the Company's results of operations due to the impact of the start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions could result in unforeseen difficulties in integrating the acquired businesses with the Company's existing business and could divert a disproportionate amount of management time and attention. Moreover, the incurrence of additional indebtedness to pay for expansion costs or acquisition costs could adversely affect the Company's liquidity and financial stability and the issuance of Common Shares to effect acquisitions could result in dilution to the Company's shareholders. Although the Company frequently evaluates potential acquisitions, the Company currently has no understandings, agreements or commitments to make any acquisitions. There can be no assurance that any new facility or operation of any future acquisitions, if completed, would be profitable. See "Information on the Company—History and Development of the Company."

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

        Environmental Matters.    The nature of the Company's business may expose it to environmental liability claims, even if such claims are without merit. American Steel and Aluminum Corporation ("American Steel"), one of the Company's subsidiaries, was named as one of nineteen defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI, which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add 38 new defendants and further such amendments may be sought. The plaintiffs claim that the Company is liable based upon alleged shipments to the site by American Steel, prior to its 1996 acquisition. The plaintiffs have identified over 100 potentially responsible parties ("PRPs") and the Environmental Protection Agency ("EPA") has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. The Company received, on or about April 25, 2003, an EPA claim letter. The plaintiffs seek recovery of approximately $0.6 million for investigative expenses, together with a declaration of liability for all future response costs at the site. Future investigative costs are estimated at $3.0 million. It is not currently possible to estimate future remediation costs. The defendants have formed a PRP committee (in which the Company is participating) to monitor the site investigation. The Company believes it has meritorious defenses against the claims raised in the action, and intends to defend its position vigorously should the litigation proceed. However, the Company cannot provide assurances that it will prevail should the litigation proceed, and any significant loss could have a material adverse effect on the financial results of the Company.

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

        Liquidity.    Although the Company's Common Shares are registered under the Securities Exchange Act of 1934 and trade on the Nasdaq National Market (the "Nasdaq"), currently, there is limited volume of trading. Accordingly, investors may not be able to rapidly divest a portion of their shares or liquidate their investment should they desire to do so.

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

        Control by Existing Shareholders.    Approximately 81.7% of the outstanding Common Shares are owned by certain officers and directors of the Company. See "Directors, Senior Management and Employees—Share Ownership." Accordingly, they will collectively retain the power to elect the entire Board of Directors of the Company and determine the outcome of any other matters submitted to the Company's shareholders for approval.

        Labor Contracts; Risk of Work Stoppage.    Certain of the employees at ten of the Company's 23 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations, representing in the aggregate approximately 297 of its 1,103 employees. The Company's labor contracts expire on staggered dates. During the next twelve months, two labor contracts with the Teamsters covering 46 employees at the Company's Albany and Harrisburg facilities and the labor contract with an independent employee association at the Company's Norwood facility covering 19 employees will expire. While management does not expect that work stoppages will arise in connection with the renewal of labor agreements expiring in the foreseeable future, no assurance can be given that work stoppages will not occur. Widespread work stoppages could have an adverse effect on the Company's business, financial condition and results of operations if they were to last for a significant period of time. See "Directors, Senior Management and Employees—Employees."

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

        Following the incorporation of the Company in 1997, a reorganization of the various operations wholly-owned or controlled by D. Bryan Jones or Scott B. Jones, the son of D. Bryan Jones, brought the operations under one holding company. Novamerican is the holding company for two main operating groups: (i) the Canadian affiliates, consisting of Nova Steel Ltd., Metco Steel Inc., Nova Tube Inc., Cresswell Roll Forming Inc., Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited, (collectively, the "Canadian Affiliates" or "Nova"); and (ii) the U.S. affiliates, consisting of Integrated Steel Industries, Inc. ("ISI"), a U.S. holding company, American Steel, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC (formerly, BethNova Tube, LLC), (collectively, the "U.S. Affiliates" or "ISI"). See "Organizational Structure".

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

        On November 7, 1997, the Company completed its initial public offering of 2,200,000 Common Shares of its capital stock in the United States and the Company's Common Shares were listed on the Nasdaq and currently trade under the symbol of "TONS". As of February 25, 2004, the Company had 9,700,000 Common Shares outstanding.

        In December 1998, the Company, through its then 50.9% owned subsidiary, Argo Steel Ltd., acquired the assets of a steel slitting operation and established a processing center in Brampton, Ontario where it installed a .134" X 75" blanking line.

        During 1998, the Company built a processing facility in Stoney Creek, Ontario, Nova Steel Processing Centre Ltd. ("NSPC"), and installed a 400,000 ton per year pickling line together with a new 200,000 ton per year slitting line. Both the pickling line and the slitting line were commissioned and went into full production during the first quarter of 1999. A second slitting line installed in 2000 has been in full production since 2001.

        During 2000, Novamerican Tube Holdings, Inc., a wholly-owned subsidiary of ISI, formed a joint venture with Bethlehem Steel Corporation ("Bethlehem"), BethNova Tube, LLC ("BethNova"), to produce steel tubing for use in hydroforming of automobile and truck components. This state-of-the-art tube manufacturing facility in Jeffersonville, IN was completed in 2001, began ramping up production in the fourth quarter of 2001 and continues to increase its operating levels. The bulk of the tube production at the new facility is dedicated to Dana Corporation, a major automotive parts supplier, which has built a new hydroforming plant near Elizabethtown, KY. On October 15, 2001, Bethlehem filed for protection under Chapter 11 of the United States Bankruptcy Code and on February 6, 2003, sold substantially all of its assets, including its interest in the joint venture, to International Steel Group, Inc. ("ISG"). In June 2003, the Company purchased ISG's 50% interest in the BethNova joint venture for $4.1 million and renamed the now wholly-owned subsidiary Nova Tube Indiana, LLC ("NTI"). See "Financial Statements—Note 3".

        In November 2000, the Company built a new tubing facility, operated by Nova Tube and Steel, Inc. ("NTS"), in Morrisville, PA. The structural tube mill, began production in November 2000 and is capable of producing hollow structural sections ("HSS") up to 6" × 6" × 3/8". The heavy gauge slitter and cut-to-length line were completed in November 2001 and were in full production throughout 2002.

        In 2002, the Company, through a subsidiary, acquired all of the minority interest in Argo Steel Ltd. The acquisition was financed by internal sources of funds. See "Financial Statements—Note 3".

        During 2002, the Company began construction of a 158,000 square foot operating facility in LaSalle, Québec. The Company intends to combine in this facility certain existing operations as well as upgrade its processing equipment. The anticipated cost of this project, which has been expanded to include additional equipment, is approximately $14.1 million of which $11.0 million has been incurred through February 25, 2004. This project is being financed by a combination of new debt of $5.6 million for the land and building and internal sources of funds.

        During 2002, the premises leased by NTO in Mississauga, Ontario were expanded by 40,000 square feet. This enabled the Company to install additional equipment costing approximately $0.4 million which was financed by internal sources of funds. The Company plans to make further equipment upgrades at this facility which will also be financed by internal sources of funds.

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

        Novamerican's revenues are derived from sales in the United States and Canada, with approximately 48.8% of the Company's 2003 sales made to customers in the United States and the balance of approximately 51.2% to customers in Canada. The United States and Canadian markets are viewed by management as generally homogeneous with respect to business environment, levels of risk and profitability. The Company has its headquarters in Dorval, Québec and presently operates in twelve locations in Canada and in eleven locations in the United States.

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

        Nova, which was founded in 1979, operates in twelve locations in Central Canada and two in the United States. Nova is a flat-rolled service center and manufacturer of tubing and certain specialized end-products, focusing on value-added processing to meet specific customer needs. Nova provides service to a broad base of approximately 1,500 customers in Canada and the United States, which include manufacturers of automobiles and automotive parts, construction equipment, agricultural equipment, resellers and general steel fabricators. Nova's flat-rolled processing capabilities include pickling, slitting, leveling and cutting-to-length, blanking, edging, shearing, burning and roll forming.

        American Steel, which was founded in 1962 and acquired in mid-1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products, including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms. In fiscal 2003, Nova supplied 1.5% of American Steel's products at market rates, and is capable of supplying American Steel with approximately one-half of its product line. American Steel provides local service on a just-in-time basis to a broad base of approximately 5,500 U.S. customers, which include industrial manufacturers, resellers and fabricators in the automobile, automotive supply, appliance, electrical, heavy equipment, agricultural machinery and office equipment manufacturing industries. American Steel's processing capabilities include bar sawing, burning, shearing, leveling and cutting-to-length, blanking and slitting.

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

        The Company's tubing operations presently consist of six mills of which four are located in Canada and two are located in the United States. The majority of the Company's tube production is HSS structural tubing. However, two of the Company's tube mills were constructed specifically to meet the needs of high pressure hydroforming for the automotive industry. Hydroforming is an innovative technology used in the manufacture of certain automotive parts which involves the application of water at high pressure to form and shape steel tubes and reduces the cost and the weight of a steel component. One of these tube mills is located at the NTO facility in Mississauga, Ontario. The other mill is located at the NTI (formerly, BethNova) facility in Jeffersonville, IN. See "History and Development of the Company."

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

        In fiscal 2003, the Company processed steel for sale to approximately 7,000 customers. The Company's diversified customer and geographic base serves to reduce its exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2003, the Company's top twenty customers accounted for less than 27.1% of total net sales and no single customer accounted for more than 3.4% of total net sales. Major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, ship building material, construction and heavy equipment and agricultural equipment. Sales to automobile manufacturers and their suppliers combined with sales to manufacturers supplying the automotive "after market" components and parts accounted for approximately 21.7% of total net sales and sales to other steel service centers accounted for approximately 16.9% of total net sales. See also "Products and Services".

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

        The following table sets forth the net sales of Nova and the U.S. Affiliates for the past three fiscal years:

	Nov. 29, 2003	Nov. 30, 2002	Nov. 24, 2001
	(In thousands of U.S. dollars)
Nova	$289,830	$262,160	$220,956
U.S. Affiliates	227,994	213,419	206,270
Eliminations	(10,757)	(10,078)	(10,197)

	$507,067	$465,501	$417,029

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

Property, Plants and Equipment

        American Steel, founded in 1962, was acquired by the Company in mid-1996. American Steel is a processor and distributor of carbon and stainless steel and aluminum products. The following chart describes each of American Steel's nine locations and their operations:

Location				Description of Operations	Title

American Steel/ Albany, NY	• •	40,000 sq. ft Shearing	•	Pipe and tubing, hot-rolled products and galvanized sheet	Owned
	•	Bar sawing	• •	Stainless steel and aluminum Tubing

American Steel/ Ashland, VA	• • •	45,000 sq. ft Shearing Bar sawing	• • •	Stainless steel and aluminum All carbon steel products Tubing	Owned

American Steel/ Auburn, MA	• • •	105,000 sq. ft Slitting line Leveling and	•	Leading supplier of cold-rolled, high carbon, strip steel in the Northeastern United States	Owned
		cut-to-length line	•	Processing of cold-rolled, galvanized,
	•	Blanking line		aluminum and stainless coils to supply sheets for the entire Company
			•	Processing of coated sheets, intermediate tempered sheets and bright finished materials

American Steel/ Cumberland, RI	• •	49,000 sq. ft Shearing	•	Hot-rolled products, cold-rolled bars, specialty plate burning	Owned
	• •	Bar sawing Burning	• •	Tubing Stainless steel and aluminum

American Steel/ Harrisburg, PA	• •	104,000 sq. ft Shearing	•	Full line of products, particularly stainless steel and aluminum sheet	Owned
	•	Bar sawing	•	Tubing

American Steel/Hartford, CT	• • •	36,000 sq. ft Shearing Bar sawing	•	Cold finished carbon steel bars, cold-rolled, coated, aluminum and stainless steel sheet	Owned
			•	Tubing

American Steel/ Norwood, MA	• • •	55,000 sq. ft Shearing Bar sawing	•	Aluminum, stainless steel, cold-rolled, hot-rolled and coated sheet	Owned
			•	Tubing and cold finished carbon steel bars

American Steel/ Portland, ME	• • •	59,000 sq. ft Shearing Bar sawing	•	Full line of products, including high strength, hot-rolled plates for the shipbuilding industry and stainless steel bar grating for corrosive pulp and paper and food processing industries	Owned
			•	Tubing

American Steel/ Syracuse, NY	• • •	53,000 sq. ft Shearing Bar sawing	• • •	Primarily hot-rolled products Stainless steel and aluminum Tubing	Owned

        In addition to the American Steel locations, the Company also has two tubing facilities in the United States.

Subsidiary/Location				Description of Operations	Title

Nova Tube and Steel, Inc./	• •	163,300 sq. ft HSS tube mill up to	•	Hot-rolled HSS tubing up to 6" square	Owned
Morrisville, PA		6" × 6" × 3/8"	•	Hot-rolled sheet and plate coil
	•	Heavy gauge slitter
	•	Heavy gauge cut-to-length line

Nova Tube Indiana, LLC/ Jeffersonville, IN (formerly BethNova Tube, LLC)(a)	• •	108,000 sq. ft Mechanical tube mill up to 7" O.D.	•	High quality mechanical tubing targeting hydroformed automobile and truck frame components	Owned

(a)
See "Information on the Company—History and Development".

        Nova, founded in 1979, has grown from a single slitting line operation to become a leading steel service center and tube mill operation serving the central Canadian market. These facilities constitute a broad, equipment-based steel service center operation which provides manufacturing and value-added processing to meet specific customer needs. The following chart describes each of Nova's twelve locations and their operations:

Subsidiary/Location				Description of Operations	Title

Nova Steel Ltd./ Dorval, Québec	• •	75,500 sq. ft Three slitting lines	•	Hot-rolled, hot-rolled pickled and oiled and cold-rolled products and	Leased to May 31, 2004
	•	Cut-to-length line		tubing
	•	Multiple blanking line
	•	Three flat bar edging lines

Nova Steel Ltd./ Cambridge, Ontario	• •	49,100 sq. ft Two slitting lines	•	Hot-rolled, hot-rolled pickled and oiled, cold-rolled and coated sheets,	Leased to Nov. 30, 2004
	•	Cut-to-length line		plates and slit coils
	•	Shearing

Delta Tube & Co., Ltd./ LaSalle, Québec (60% owned)	• •	100,000 sq. ft HSS tube mill, up to 5" × 5" × 1/4"	•	Toll rolling of HSS tubing for Nova and pipe for Ispat Sidbec Inc.	Owned

Nova Tube Inc./ Baie d'Urfé, Québec	• • •	47,100 sq. ft Hot-rolled tube mill Cold-rolled tube mill up to 3" O.D.	•	Toll rolling of tubing for Nova for the automotive and furniture industries, other manufacturers and the structural market	Leased to May 31, 2008

Nova Tube Ontario Inc./ Mississauga, Ontario	• •	90,000 sq. ft Cold-rolled tube mill up to 4" O.D.	•	Toll rolling of high quality mechanical tubing for Nova for the hydroforming process in the automotive industry and for other automotive and general manufacturing applications	Leased to April 30, 2007

Nova Steel Processing Centre Ltd./ Stoney Creek, Ontario	• • •	171,000 sq. ft Pickling line Two slitting lines	•	Pickling and slitting of coils on a toll rolling basis	Owned

Argo Steel Ltd./ Lachine, Québec	• • •	53,000 sq. ft Slitting line Cut-to-length line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Dec. 31, 2004
	• •	Blanking line Shearing

Argo Steel Ltd./ Brampton, Ontario	• •	43,300 sq. ft Precision multi-blanking line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Nov. 30, 2008
	•	Slitting line

Metco Steel Inc./ Lachine, Québec	• •	71,000 sq. ft Two cut-to-length lines	•	Hot-rolled sheets, plate and plate coil products	Leased to Aug. 31, 2004
	•	Burning

Cresswell Roll Forming Inc./	• •	127,000 sq. ft Fifteen roll	•	Variety of sophisticated roll formed sections on customer demand	Owned
Granby, Québec		forming lines	•	Pallet racking
	•	Seven punch presses
	•	Stamping and manufacturing
	• •	In-line welding Electrostatic powder coating

Cresswell Roll Forming Inc./ St. Hubert, Québec	• •	118,300 sq. ft Manufacturing	• •	Front loader buckets General fabrication, assembly and welding	Leased to Dec. 31, 2011

Cresswell Roll Forming Inc./	• •	12,000 sq. ft Five punch presses	•	Hardwood flooring nails, nailers and accessories	Leased to Feb. 28, 2005
Shawinigan, Québec	• •	Stamping Assembly

        Several of Nova's facilities are leased under agreements that expire within the coming year. The Company plans to exercise its existing renewal options to extend most of these leases. See "Information on the Company—History and Development of the Company."

        Substantially all the assets of certain of the Company's subsidiaries are subject to blanket liens for the benefit of certain lenders. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        All of the above facilities are fully utilized.

        During 2002, the Company began construction of a 158,000 sq. ft facility in LaSalle, Québec. See "Information on the Company—History and Development of the Company."

        In 2003, the Company owned two aircrafts. One of the aircrafts was traded in for a new one at a net cost of $6.6 million. Furthermore, the Company disposed of its other aircraft in December 2003 for $2.4 million.

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

        The Consolidated Financial Statements include the accounts and transactions of the U.S. Affiliates and the Canadian Affiliates at historical cost, except that all material intercompany balances and transactions have been eliminated. All references to fiscal years of the Company and its subsidiaries and affiliates in Operating and Financial Review and Prospects are to fiscal years ended on the last Saturday of November. The fiscal years ended November 29, 2003, November 24, 2001 and November 25, 2000 include 52 weeks of operations, whereas the fiscal year ended November 30, 2002 includes 53 weeks of operations.

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

        The Company concentrates on internal growth and on improving the efficiency of its operations through increases in capacity, productivity and efficiency. The Company also has expanded through selective acquisitions, including the 1996 purchase of American Steel, and through strategic capital investments, such as NTO, NSPC, NTS, the installation of the Company's fifth tube mill in Morrisville, PA and NTI (formerly, BethNova), the Company's sixth tube mill, established to supply tubing for use in hydroforming of automobile and truck components. The Company has been profitable in each year since commencing of operations in 1979, except for a loss of less than $200,000 in 1990. The Company's total tons sold and processed grew from 1998 to 2003 at a compound annual rate of 8.3%.

Selected Results of Operations

        The following table sets forth for each of the periods presented certain statement of operations data expressed as a percentage of net sales.

	Years Ended
	November 24, 2001	November 30, 2002	November 29, 2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	77.2	75.5	79.0

Gross margin	22.8	24.5	21.0
Operating expenses	18.4	17.1	16.5

Operating income	4.4	7.4	4.5
Interest expense	1.5	1.0	1.0

	2.9	6.4	3.5
Share in income of joint ventures	0.0	0.2	0.1

Income before income taxes	2.9	6.6	3.6
Income taxes	1.0	2.2	1.1

Net income	1.9	4.4	2.5

Fiscal Year Ended 2003 Compared to Fiscal Year Ended 2002

        Tons sold and processed increased by 3.8% to 1,664,000 tons in 2003 from 1,604,000 tons in 2002. Tons sold and processed in 2003 include 870,000 tons from direct sales and 794,000 tons from toll processing, compared with 867,000 tons from direct sales and 737,000 tons from toll processing in 2002.

        Net sales increased by approximately $41.6 million, or 8.9%, to $507.1 million, compared with $465.5 million in 2002. The increase was partly attributable to higher processing volumes but also due to prices which, after moving downward through the first half of the year, trended up through the second half.

        Gross margin, as a percentage of net sales, decreased to 21.0% in 2003 from 24.5% in 2002. The decrease was attributable to weak market conditions prevailing in the first half of 2003 caused by excess inventories throughout the industry.

        Operating expenses, as a percentage of net sales, decreased to 16.5% of sales from 17.1% in 2002. The decrease in percentage was mainly attributable to the higher net sales. In absolute dollars, operating expenses increased by $3.5 million. This increase was due mainly to increased operating levels in certain facilities and the consolidation of an operation which was formerly accounted for on an equity basis.

        Interest expense remained unchanged at $5.1 million. This was a result of the overall borrowings remaining at the same level as 2002.

        Income before income taxes decreased by $11.8 million, or 39.1%, to $18.4 million in 2003 from $30.2 million in 2002. This decrease was due mainly to lower gross margins.

        Income taxes in 2003 were $5.3 million and represented 28.8% of income before taxes, compared to $10.1 million representing 33.4% of income before income taxes in 2002.

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

        Net cash from operating activities for fiscal 2001, 2002 and 2003 was $28.2 million, $13.2 million and $19.1 million, respectively. These variations are attributable mainly to fluctuations in the Company's overall inventory levels which reflected the existing market conditions.

        Net cash used for investing activities for fiscal 2001, 2002 and 2003 was $14.6 million, $16.5 million and $17.0 million, respectively. During 2003, cash used for investing activities consisted primarily of $25.1 million of capital expenditures. From fiscal 2001 to date, the Company has made significant investments in the facilities at Jeffersonville, IN and LaSalle, Québec as well as in equipment at St. Hubert, Québec and Stoney Creek, Ontario. In addition, the Company disposed of an aircraft and purchased a new one. See "Property, Plants and Equipment."

        Net cash from (used for) financing activities for fiscal 2001, 2002 and 2003 was ($7.2) million, $0.3 million and $0.1 million, respectively. These differences are mainly due to fluctuations in working capital items.

        The Company believes that funds available under its credit facilities together with the funds from operations will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital requirements and capital expenditure requirements over the next 24 months. Capital requirements are subject to change as business conditions warrant and opportunities arise. In connection with its internal and external expansion strategies, the Company may from time to time seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to customers' demands. The Company plans to refinance its U.S. revolving credit and term loan agreements when they become due in 2006. The Company expects to generate enough cash to repay all its other long-term debt.

        At November 29, 2003, the Company's revolving credit facilities consisted of the following:

  (i)
  a revolving credit agreement entered into during 2001 by a U.S. wholly-owned subsidiary of the Company with a group of U.S. banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006. At November 29, 2003, there was an amount of $20.0 million in available borrowings, of which $0.0 million was outstanding under this agreement. The interest rate on the borrowings under the credit agreement is the lead bank's prime rate, currently 4.0%, plus a margin varying from 0.0% to 1.25%, or LIBOR, currently 1.17%, plus a margin varying from 1.25% to 2.5%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 29, 2003. Borrowings are collateralized by all of the assets of the U.S. subsidiary; and

  (ii)
  various demand revolving credit facilities entered into by certain of the Company's Canadian subsidiaries with certain Canadian banks, each of which are renegotiated on an annual basis and available by either prime rate loans or bankers' acceptances, bearing interest at the Canadian banks' prime rate, currently 4.5%, or bankers' acceptance rates, respectively, plus a premium varying from 0% to 0.5%. At November 29, 2003, the Company's outstanding borrowings under the Canadian credit facilities were approximately $18.9 million and were incurred in connection with working capital requirements arising in the ordinary course of business. Each of the credit facilities is secured by the accounts receivable, inventories and a negative pledge on certain assets of each entity which is a borrower under the respective revolving credit agreement.

        There are no cross collateralizations among the various Canadian credit facilities or between the Canadian credit facilities and the U.S. credit facility.

        At November 29, 2003, the Company's long-term debt consisted of the following:

  (i)
  loan amounting to $0.2 million secured by way of a security agreement constituting a first fixed charge on the machinery, equipment and vehicles of a Canadian subsidiary, bearing interest at 8.9%;

  (ii)
  a promissory note amounting to $1.3 million, secured by a moveable hypothec (or lien) on the universality of all present and future property of a Canadian subsidiary, bearing interest at prime, currently 4.5%, plus a premium of 0.75%;

  (iii)
  a credit facility entered into with a group of Canadian banks consisting of a term facility and a revolving demand facility, expiring on February 28, 2006. Borrowings under the term facility amounted to $7.6 million at November 29, 2003 of which an amount of approximately $3.0 million bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%, an amount $0.4 million bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%, an amount of $0.6 million bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75% and an amount of approximately $3.6 million is available either by way of prime rate loans or bankers' acceptances, bearing interest at a Canadian bank's prime rate, currently 4.5%, plus a premium varying from 0% to 0.75%, or at bankers' acceptance rates plus a premium varying from 1% to 1.75%. The revolving demand facility of approximately $0.5 million bears interest at a Canadian bank's prime rate, currently 4.5%, plus a rate varying from 0% to 0.75%, none of which was outstanding at November 29, 2003. As of November 29, 2003 the effective interest rate on the outstanding borrowings under this facility was 5.8%. The credit facility is secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian wholly-owned subsidiary and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by the Canadian subsidiary. The Company had given an unsecured, unlimited guarantee and a limited recourse pledge on its investment in the Canadian subsidiary. This guarantee was released on May 31, 2003. Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as of November 29, 2003;

  (iv)
  a $53.0 million term loan agreement entered into during 2001 by a U.S. wholly-owned subsidiary of the Company with a group of U.S. banks of which $46.2 million was outstanding at November 29, 2003. The interest rate on the term loan is the lead bank's prime rate, currently 4.0%, plus a margin varying from 0.125% to 1.375%, or LIBOR, currently 1.17%, plus a margin varying from 1.375% to 2.625%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base all of which were respected as of November 29, 2003. The term loan is collateralized by all of the assets of the U.S. subsidiary. As required by the term loan agreement, the U.S. subsidiary entered into an interest rate swap agreement in April 2001 to fix the interest rate at 5.27% plus the applicable margin on borrowings of $40.0 million through April 16, 2003, thereafter borrowings up to $30.0 million through April 18, 2005 and borrowings up to $20.0 million through April 16, 2006. As of November 29, 2003, the interest rate on $30.0 million was 7.4% and the effective interest rate on the excess was 3.12%. See "Hedging"; and

  (v)
  loans from a shareholder, amounting to $2.4 million, bearing interest at a Canadian bank's prime rate, currently 4.5%, plus a premium of 0.75%.

        A matched fund term loan amounting to $1.3 million in 2002, secured by a moveable hypothec (or lien) on the aircraft of a Canadian subsidiary, that bore interest at 7.4%, was repaid during the year.

        A loan amounting to $0.6 million in 2002, secured by machinery and equipment of a Canadian subsidiary, that bore interest at 5%, was repaid during the year.

        A promissory note amounting to $4.0 million in 2002, secured by a first priority security interest in the aircraft, of a U.S. subsidiary, that bore interest at LIBOR plus a premium of 2%, was repaid during the year.

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

        As at November 29, 2003, the Company had $50,000 outstanding under letters of credit.

        At November 29, 2003, advances by an employee to the Company amounted to $3.5 million, bearing interest at prime, currently 4.5%, plus a premium of 0.5%, without repayment terms.

        On December 29, 2003, a U.S. subsidiary of the Company obtained a $6.5 million loan from a U.S. bank to finance the acquisition of an aircraft. See "Property, Plants and Equipment."

        On February 20, 2004, a Canadian subsidiary of the Company obtained a $5.6 million loan from a Canadian bank to finance the new facility in LaSalle, Québec. See "Information on the Company—History and Development of the Company."

Off-balance Sheet Arrangements

        There were no off-balance sheet arrangements as of and for the year ended November 29, 2003 that had or are reasonably likely to have a material current or future effect on the Company's financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

        A summary of the payments due under the Company's debt and other contractual obligations as at November 29, 2003 is as follows:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of U.S. dollars)
Long-term debt	$57,662	$7,109	$47,319	$308	$2,926
Operating leases	10,614	3,379	4,105	2,006	1,124
Purchase obligations	20,000	20,000	—	—	—

	$88,276	$30,488	$51,424	$2,314	$4,050

        Purchase obligations include payments due under legally binding agreements with suppliers, such as firm, non-cancelable purchase orders for the supply of steel. Virtually all of the Company's purchase orders may be cancelled without penalty upon giving sufficient notice. The amounts included in the above table reflect the Company's estimate of steel on order, in production and unshipped and for which the Company believes it would have an obligation to pay. In the normal course of business, the Company purchases approximately $408.0 million annually of steel, of which the Company estimates no more than approximately $20.0 million was outstanding at November 29, 2003 in the form of firm purchase orders.

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

        At November 29, 2003, November 30, 2002 and November 24, 2001, a U.S. subsidiary of the Company had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement. See "Liquidity and Capital Resources." This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive loss.

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

Current and Pending Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") 46, "Consolidation of Variable Interest Entities: an interpretation of ARB No. 51." Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. The FASB issued staff positions in July, October and December 2003 to give further implementation guidance. There are no material variable interest entities which will be required to be consolidated under the provisions of FIN 46.

Changes in Accounting Policies

        Effective December 1, 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually, while other intangible assets with finite lives should be amortized over their useful economic life. Accordingly, goodwill is no longer amortized but its carrying value is tested for impairment annually. There were no impairment losses resulting from the transitional testing.

        In 2003, the Company adopted the disclosure requirements of the SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure: an amendment of FASB Statement No. 123." SFAS No. 148 revises disclosures for all stock compensation plans making them more prominent by requiring that companies include in their Summary of Significant Accounting Principles or its equivalent (1) the method of accounting for employee stock compensation, (2) if the fair value based method has been adopted for stock-based employee compensation, a description of the method of reporting the change in accounting principle for all financial statements in which the period of adoption is presented and, (3) if the intrinsic value method is used for any period presented, a tabular presentation of net income, basic and diluted earnings per share (if applicable), and stock-based employee compensation cost (net of tax effects), as reported; and stock-based employee compensation cost (net of tax effects), pro forma net income, and pro forma basic and diluted earnings per share, under the fair value method of SFAS No. 123. The adoption of SFAS No. 148 did not have a material impact on the Company's Consolidated Financial Statements.

        In 2003, the Company adopted FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an interpretation of FASB Statements No. 5, 57 and 107 and 34." FIN 45 requires guarantors to recognize a liability at the inception of the guarantee and record it at its fair value. Required disclosures for guarantees include the nature of the guarantee, the maximum potential undiscounted amount of future payments the guarantor could be required to make under the guarantee and the current carrying amount of the liability, if any, for the guarantor's obligations under the guarantee. Guarantees contemplated by the disclosure requirements of FIN 45 include product warranties, provisions in a business combination to pay contingent consideration and guarantees issued between related parties. The adoption of FIN 45 did not have a material impact on the Company's Consolidated Financial Statements.

        In 2003, the Company adopted Statement of Position ("SOP") No. 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others", of the AICPA's Accounting Standards Executive Committee (AcSEC). SOP No. 01-6 requires commercial entities that finance their customers' purchases of goods and services using trade receivables to disclose their accounting policy for receivables and the related valuation allowance, including the policy for charging off uncollectible receivables and determining past due or delinquent status. The adoption of SOP No. 01-6 did not have a material impact on the Company's Consolidated Financial Statements.

Application of Critical Accounting Policies

        The preparation of the Company's Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The estimates and assumptions are based on management's historical experience and past Company performance. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, the Company monitors and evaluates its estimates and assumptions. The following critical accounting policies reflect what management believes require its most difficult, subjective or complex judgments:

        Goodwill.    Following the adoption of SFAS No. 142 during the year ended November 29, 2003, goodwill is no longer amortized but its carrying value must be tested for impairment. For the purpose of testing goodwill impairment, the Company and an independent appraiser performed a valuation analysis of the reporting unit as of the beginning of the year (initial impairment test) and again as of September 1, 2003 (annual impairment test). Each of the valuation reports indicated that the fair value of the reporting unit exceeds its carrying value, including goodwill. Therefore no impairment loss had to be recognized in the November 29, 2003 Consolidated Financial Statements.

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

Trend Information

        The steel service center industry is a regional business servicing many different industrial sectors. Currently, this market is positively affected by the general economic growth in the United States and also by certain global influences on steel pricing, the duration and overall impact of which is difficult to assess.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth certain information regarding the Company's directors and senior management:

Name	Age	Positions(s) Held
D. Bryan Jones(a)(b)	63	Chairman of the Board, President, Chief Executive Officer and Director
Christopher H. Pickwoad(b)	64	Executive Vice President, Chief Financial Officer and Director
Robert D. Taberner	52	Vice President and General Manager—Nova Steel, Ontario
Stephen D. Shaw	56	President and Chief Operating Officer—American Steel
Scott B. Jones	39	Vice President, Secretary and Director
Roger Daigneault	47	Vice President—Corporate Purchasing
Peter V. Balboni	57	Vice President, Finance and Treasurer—American Steel
Michael L. Richards(c)	64	Director
John LeBoutillier, C.M.(a)(b)(c)	59	Director
Alexander Adam(a)(c)	59	Director

(a)
Member of Compensation Committee.

(b)
Member of the Nominating Committee.

(c)
Member of the Audit Committee.

        D. Bryan Jones has over 42 years of experience in the selling, marketing and production of flat-rolled products. In 1967, he and a partner formed St. Laurent Steel, which was later sold to a major North American steel service center. After a number of years as Vice President and General Manager of St. Laurent Steel, he left in 1979 and incorporated Nova Steel Ltd. He has served as President and Chief Executive Officer and as a director of Nova since its founding. He has been Chairman of the Board, President, Chief Executive Officer and a director of the Company since April 4, 1997.

        Christopher H. Pickwoad has 23 years of experience in the steel industry and has been employed by Nova since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been Executive Vice President, Chief Financial Officer and a director of the Company since April 4, 1997.

        Robert D. Taberner has 24 years of sales and marketing experience in the Ontario flat-rolled market. He has served as the Vice President and General Manager of the Ontario facilities since 1992.

        Stephen D. Shaw has 35 years experience in the steel industry, the last 21 years of which were in steel distribution in Canada and the United States prior to joining Nova in August 1997.

        Scott B. Jones has sixteen years of experience in the steel industry and has been employed by Nova since 1991. He has been a Vice President, Secretary and a director of the Company since April 4, 1997. He is the son of D. Bryan Jones.

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

        John LeBoutillier, C.M., has been a director of the Company since September 24, 1997. Mr. LeBoutillier has been the Chairman of the Board and President of Mazarin Inc. since January 2004. He was formerly, from February 2001 to December 2003, Chairman of the Board of Intellium Technologies Inc., from March 2000 to February 2001, a company director, from November 1996 to March 2000, President and Chief Executive Officer of Iron Ore Company of Canada and prior to November 1996, President and Chief Executive Officer of Ispat Sidbec Inc., the major steel supplier with which the Company owns Delta Tube and Company, Limited.

        Alexander Adam has been a director of the Company since April 1, 2003. Mr. Adam was formerly, from June 1996 to August 2002, the President and Chief Executive Officer of Algoma Steel Inc. He previously held executive positions at Toyota Motor Manufacturing Canada Ltd. and Stelco Inc.

Compensation

        During the fiscal year ended November 29, 2003, the aggregate compensation paid by the Company to the directors and named senior managers as a group for services rendered by them to the Company in their capacities as officers totaled $4,671,568. Payments made by the Company to the directors for their services as directors amounted to $71,725. An executive officer of the Company receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiations between such officer and the Company. This bonus is included in the aggregate compensation disclosed in this paragraph.

Board Practices

        Directors of the Company are elected in rotation, such that at the first meeting of the shareholders for the election of directors, one-third of the number of directors to be elected were elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected were elected to hold office until the second annual meeting of the shareholders held after that meeting and the balance of the number of directors to be elected were elected to hold office until the third annual meeting of shareholders held after that meeting. At each annual meeting thereafter, directors shall be elected to fill the positions of those directors whose term of office has expired and each director so elected shall hold office until the third annual meeting after his election. A director whose term of office has expired may, if qualified, be re-elected.

        The Board of Directors currently consists of six members. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at the Meeting which will be held on April 1, 2004. The term of office of Scott B. Jones and Alexander Adam will expire at the first annual meeting of shareholders held after the Meeting or until their successors are elected or appointed. The term of office of D. Bryan Jones and John LeBoutillier will expire at the second annual meeting of shareholders held after the Meeting or until their successors are elected or appointed.

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

Employees

        Currently, at its 23 facilities, the Company has approximately 1,103 employees, of whom approximately 26.9% working at ten of the Company's facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations. During the next twelve months, the labor contracts with the Teamsters covering 46 employees at the Company's Albany and Harrisburg facilities and the labor contract with an independent employee association covering 19 employees at the Norwood facility will expire. Management believes relations with its employees are good, which is supported by historically low rates of employee turnover. The Company has not experienced a work stoppage by any of its unions or employee associations in over twenty years.

        Nova's approximately 703 employees are categorized as follows: production and warehouse employees (79%), sales personnel (7%), truck drivers (3%) and administrative employees (12%). The U.S. Affiliates' approximately 400 employees are categorized as follows: production and warehouse employees (50%), sales personnel (19%), truck drivers (14%) and administrative employees (17%).

Share Ownership

        The following table sets forth certain information with respect to the ownership of the Common Shares as of February 25, 2004 by (i) each director and senior manager of the Company and (ii) all directors and senior managers as a group. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Common Shares set forth opposite their names.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage
D. Bryan Jones	6,263,290	(a)	64.57%
Christopher H. Pickwoad	159,913		1.65%
Robert D. Taberner	300,000	(b)	3.00	%(b)
Stephen D. Shaw	300,000	(b)	3.00	%(b)
Scott B. Jones	1,485,251	(c)	15.31%
Roger Daigneault	150,000	(b)	1.52	%(b)
Michael L. Richards	7,300		*
John LeBoutillier, C.M.	10,300		*
Alexander Adam	1,000		*
All directors and senior managers as a group	8,677,054	(d)	83.03	%(d)

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

        The Company's key employees, executive officers, directors and other individuals who render services of special importance to the management, operation and development of the Company or a subsidiary thereof are eligible to receive Awards under the Share Option Plan, but only employees of the Company and its subsidiaries are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule that is determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, in the discretion of the Compensation Committee, become immediately exercisable in the event of a "change of control" (as defined in the Share Option Plan) of the Company and in the event of certain mergers and reorganizations of the Company. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the Common Shares).

        The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the Common Shares on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the Common Shares). The exercise price for NSOs and all other Awards granted under the Share Option Plan is set at the discretion of the Compensation Committee.

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

        On September 24, 1997, options to purchase 750,000 Common Shares were granted to three executive officers of the Company at an exercise price of $14.00 per share. All of these options have since vested but none of them have been exercised. They will expire on September 24, 2007. Such options represent the only Awards granted and currently outstanding under the Share Option Plan.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the Common Shares as of February 25, 2004 by each person or entity known by the Company to beneficially own more than 5% of the Common Shares. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Common Shares set forth opposite their names. None of these persons has different voting rights from any other holders of Common Shares.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned	Ownership Percentage
D. Bryan Jones	6,263,290(a)	64.57%
Scott B. Jones	1,485,251(b)	15.31%
Fidelity Management & Research Company	979,200(c)	10.09%

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

Related Party Transactions

        A Canadian corporation owned by Scott B. Jones, a director and officer of the Company and the son of D. Bryan Jones, the Chairman and Chief Executive Officer of the Company, owns five facilities located in Québec and Ontario comprising a total of 281,700 square feet and leases them to the Company on a triple-net basis at an aggregate annual rent of approximately $1,025,000. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% indirectly owned by Peter J. Ouimet, an officer of Argo Steel Ltd., a Canadian subsidiary of the Company, owns a facility located in Ontario comprising a total of

43,300 square feet and leases it to the Company on a triple-net basis at an aggregate annual rent of approximately $159,000. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% owned by a party unrelated to the Company owns a facility located in Québec comprising a total of 118,300 square feet and leases it to the Company on a triple-net basis at an aggregate annual rent of approximately $333,000. All the facility leases expire at varying dates between May 31, 2004 and December 31, 2011, and are all subject to one or two five-year renewal options.

        A Canadian corporation owned by Scott B. Jones owns thirteen trailers which it leases to the Company at an annual aggregate rent of $188,000. This corporation also provided transportation arrangements for an amount totalling $5,286,000 to the Company during 2003.

        At November 29, 2003, unsecured loans by D. Bryan Jones to the Company amounted to $2,412,000. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

        At November 29, 2003, unsecured advances by an employee to the Company amounted to $3,494,000.

        Michael L. Richards has been a director of the Company since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, Canadian counsel to the Company.

        The Company has adopted a policy that all transactions with any director or officer of the Company, any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all shares of the Company, or any of their affiliates, shall be (i) subject to approval by a majority of the independent members of the Board of Directors of the Company, (ii) on terms no less favorable to the Company than could be obtained from unaffiliated parties, and (iii) reasonably expected to benefit the Company. The terms of the above described leases and service agreements have been unanimously approved by the independent members of the Board of Directors of the Company in accordance with such policy. In the case of service agreements, such approval is subject to certain terms and conditions, which management reasonably believes are being met.

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

        During 2003, the Company's export sales amounted to $24.5 million, or 4.8%, of net sales. See "Financial Statements—Note 19."

        No significant changes have occurred since the date of the Company's Financial Statements through the date of this document.

ITEM 9 THE OFFER AND THE LISTING

Offer and Listing Details

        The following table sets forth the annual high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the last five fiscal years.

Period	High	Low
1999	13.75	8.00
2000	10.75	5.63
2001	6.00	4.23
2002	10.02	2.05
2003	10.19	5.49

        The following table sets forth the quarterly high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the past two fiscal years.

Period	High	Low
First Quarter 2002	7.74	2.05
Second Quarter 2002	9.35	5.86
Third Quarter 2002	10.02	5.70
Fourth Quarter 2002	6.63	4.70
First Quarter 2003	10.19	5.49
Second Quarter 2003	9.85	6.95
Third Quarter 2003	8.32	6.65
Fourth Quarter 2003	9.00	7.02

        The following table sets forth the monthly high and low sale price information for trading of the Common Shares on the Nasdaq under the symbol TONS for the past six months.

Period	High	Low
August 2003	8.00	6.65
September 2003	8.99	7.02
October 2003	8.99	7.60
November 2003	9.00	8.41
December 2003	15.97	8.52
January 2004	18.00	11.91

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

        Quorum of Shareholders.    One person present and holding or representing by proxy at least one issued voting share of the Company shall be a quorum of any meeting of shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes, a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the CBCA or by the Articles or By-laws of the Company) shall be persons present being not less than two in number and holding or representing by proxy at least 20% of the shares entitled to vote at such meeting. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with business of the meeting, notwithstanding that a quorum is not present throughout the meeting. Where the Company has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

        The Company has received an exemption from Nasdaq's Quorum requirement of Rule 4350(f) "Qualitative Listing Requirements for Nasdaq National Market and Nasdaq Small Cap Market Issuers Except for Limited Partnerships."

        Voting Rights of Non-resident Shareholders.    Neither Canadian law nor the Company's organizational documents restrict or prohibit the right of non-resident or foreign shareholders to hold or exercise voting rights of its Common Shares. See "Exchange Controls."

        Change in Control.    The Company's Articles could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. Specifically, the Company has a staggered board of directors. See "Directors, Senior Management and Employees—Board Practices." These provisions could discourage certain types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of the Company to negotiate first with the Company.

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

        Amendment of Certain Provisions of the Articles; Fundamental Changes.    In accordance with the provisions of the CBCA, an amendment to the Articles of the Company (except in limited circumstances) and the merger, consolidation or dissolution of the Company (each such event, a "fundamental change") will require the approval of not less than two-thirds of the votes cast by the shareholders voting in person or by proxy at a special meeting of the shareholders of the Company. See "Quorum of Shareholders."

Material Contracts

        During 2003, the Company purchased ISG's 50% interest in the BethNova joint venture for $4.1 million. See "Information on the Company—History and Development of the Company."

Exchange Controls

        There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities other than withholding tax requirements. There is no limitation imposed by Canadian law or by the Articles or other constituent documents of the Company on the right of a non-resident of Canada to hold or vote Common Shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the North American Free Trade Agreement ("NAFTA") Implementation Act (Canada) and the World Trade Organization ("WTO") Agreement Implementation Act.

        The Investment Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "Non-Canadian" of "control of a Canadian business", all as defined in the Investment Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

Taxation

        Purchasers of the Common Shares should consult their own tax advisers with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) tax laws to which they may be subject.

Canadian Federal Income Tax Consequences

        The following summarizes the material Canadian federal income tax consequences relevant to an investment in the Common Shares listed on the Nasdaq by individuals and corporations who are residents of the United States and are not residents of Canada for the purposes of the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the "Convention"), who hold their Common Shares as capital property and deal at arm's length with the Company for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on through a permanent establishment or a fixed base in Canada (collectively, "U.S. Residents"). Common Shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and the provisions of the Convention as in effect on the date hereof. Other than specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance of Canada, prior to the date hereof, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada.

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

U.S. Federal Income Tax Considerations

        General.    The following summarizes the material U.S. Federal income tax consequences to U.S. Holders of owning and disposing of Common Shares. The U.S. Federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended (the "Code") and U.S. Treasury Regulations thereunder, existing, temporary and proposed on the date hereof, and (ii) provisions of the Convention as in effect on the date hereof. A "U.S. Holder" is a beneficial owner of the Common Shares who or which is, for U.S. Federal income tax purposes, (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the U.S. Federal income tax laws; (ii) a corporation, partnership or other entity treated as a corporation or partnership for U.S. Federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations; (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. Notwithstanding the foregoing definition, a holder's status as a U.S. holder might be overridden under the provisions of an applicable tax treaty. Conversely, a "Non-U.S. Holder" is a beneficial owner of the Common Shares who or which is not a U.S. Holder. This summary is subject to any changes to U.S. law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of Common Shares who hold such Common Shares as a capital asset within the meaning of Section 1221 of the Code.

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

        Taxation of Dividends.    For U.S. Federal income tax purposes, the gross amount of a distribution by the Company to U.S. Holders (including any amounts of Canadian tax withheld) will be treated as dividend income to the extent paid out of the Company's current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). Dividends paid by the Company generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally available for United States corporations under the Code. Preferential tax rates will generally apply to dividends to non-corporate U.S. Holders paid out of the Company's current or accumulated earnings and profits. If a dividend is paid in Canadian dollars or other property, the amount includible in income will be the U.S. dollar value of the Canadian dollars or the fair market value of the other property distributed, as determined on the date of receipt by the U.S. Holder or by a nominee, custodian or other agent of such U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars or other property for U.S. Federal income tax purposes equal to their U.S. dollar value on the date of receipt. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be ordinary income or loss. If a U.S. Holder has the option to receive a distribution either in cash or in the form of Common Shares, and such U.S. Holder chooses to receive Common Shares (a "Share Distribution"), such U.S. Holder will be treated for purposes of the preceding sentences as having received a distribution to the extent of the fair market value of these Common Shares. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder's allocable share of the Company's current and accumulated earning and profits, such excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's basis in the Common Shares (thereby reducing the U.S. Holder's basis in the Common Shares), and thereafter any remaining distribution in excess of basis would constitute a taxable gain from the deemed sale or exchange of the U.S. Holder's Common Shares. See "Tax on Sale" below. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. Federal income tax liability for Canadian tax withheld from dividends received in respect of the Common Shares. For the purposes of the limitations on use of foreign tax credits, dividends received from the Company generally will be characterized as passive income, or, in the case of certain U.S. Holders, financial services income and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that a U.S. Holder may have from foreign source income not qualifying as passive income or financial services income, respectively. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian tax withheld.

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

        Passive Foreign Investment Company, Foreign Personal Holding Company or Controlled Foreign Corporation.    A "passive foreign investment company" ("PFIC"), as to any U.S. person, is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income at any time during such person's holding period for shares of such corporation. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce those types of income. The Company currently believes that it and its subsidiaries are not PFICs and intends to conduct its affairs so as to avoid the classification of the Company and its subsidiaries as PFICs with respect to U.S. persons holding Common Shares. However, if ever applied to the Company and its subsidiaries, the PFIC rules could produce significant adverse tax consequences for a U.S. Holder, including taxation of disposition gains as ordinary income and the imposition of an interest charge on U.S. Federal income taxes deemed to have been deferred. The Company believes that neither it nor any of its subsidiaries is a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC"). The Company currently believes that neither it nor any of its subsidiaries is a FPHC because it believes that no group of five or fewer United States citizens or residents owns, directly or indirectly, more than 50% of the voting stock (taking into account the effect of applicable constructive ownership rules) of any such entity. In addition, the Company believes that less than 60% of its gross income will be FPHC income. FPHC income in this context is similar but not identical to passive income under the PFIC rules. If the Company or any subsidiary were to become a FPHC in the future (for example by reason of certain constructive ownership rules or a change in the ownership of its stock) then, in general, each U.S. Holder holding Common Shares on the last day of the Company's taxable year would be treated as receiving a dividend in an amount equal to each such U.S. Holder's share of the Company's or subsidiary's undistributed FPHC income for such taxable year. The Company currently believes that neither it nor any of its subsidiaries is a CFC. A corporation is a CFC if more than 50% of the shares of the corporation, by vote or value, are owned, directly or indirectly (including shares owned through attribution), by "10% CFC Shareholders" (United States persons directly or indirectly owning at least 10% of the total combined voting power of all shares of the corporation). The Company currently believes that neither it nor any of its subsidiaries is a CFC because U.S. citizens and residents, in the aggregate, do not own more than 50% of the Company's Common Shares (taking into account the effect of applicable constructive ownership rules). In general, each 10% CFC Shareholder in a CFC on the last day of the CFC's taxable year is required to include in its gross income for such taxable year its pro rata share of the CFC's earnings and profits for that year attributable to certain types of income or investments. Income recognized by a 10% CFC Shareholder under the CFC rules would not also be recognized as undistributed FPHC income. Effective for the portion of a holder's holding period that begins after December 31, 1997, in the case of a corporation that is both a CFC and a PFIC, 10% CFC Shareholders will be treated as shareholders of a CFC and not as shareholders of a PFIC during the time that such persons are 10% CFC Shareholders.

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

        THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON SHARES BY U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON SHARES INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION.

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

        Interest Rate Risk.    The Company's exposure to interest rate risk is as follows. (All tabular amounts are in thousands of U.S. dollars).

		November 29, 2003
		Debt outstanding	Weighted average effective interest rate
Bank indebtedness	Floating rate	$18,863	4.56%

Long-term debt	Floating rate	$23,456	4.01%
	Fixed rate	34,206	7.75%

		$57,662

	November 29, 2003
	Carrying amount	Fair value
Fair value of long-term debt	$57,662	$57,782

        A 33 basis point movement in the Canadian prime rate, the Canadian bankers' acceptance rate, the U.S. base rate or LIBOR would result in an approximate $0.1 million, annualized for the period ended November 29, 2003, increase or decrease in interest expense and cash flows. The modeling technique used was to apply to the Company's debt the difference between the actual interest rates at November 29, 2003 and the what-if interest rates.

        A variable to fixed interest rate swap agreement is used by a U.S. wholly-owned subsidiary of the Company to hedge its exposure to interest rate risk related to the term credit agreement and is accounted for on the accrual basis. Amounts to be paid or received under the interest rate swap agreement are recognized as interest expense or income in the period in which they accrue. See "Operating and Financial Review and Prospects—Hedging."

        Exchange Rate Risk.    The Company, from time to time, utilizes forward exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases by certain of its Canadian subsidiaries, denominated in U.S. dollars. Forward exchange contracts are entered into with reputable financial institutions. At November 29, 2003, November 30, 2002 and November 24, 2001 the Company had no forward foreign currency exchange contracts outstanding.

        The Company estimates that a fourteen-cent movement in the value of the Canadian dollar would affect net sales by approximately $28.8 million annually, based on 2003 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversion of net sales in Canadian dollars for the period ended November 29, 2003 using the average exchange rate for the year and the what-if exchange rate. In 2003, the average exchange rate was $1.4216 Canadian. As at February 25, 2004, the exchange rate was $1.3370.

        Commodity Price Risk.    The Company does not use derivative commodity instruments to hedge its exposure to the impact of price fluctuations on its principal raw material. See "Key Information—Risk Factors —Cost of Raw Materials; Impact of Changing Steel Prices."

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15 CONTROLS AND PROCEDURES

        The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There were no changes in the Company's internal control over financial reporting during the year ended November 29, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

        The Company has determined that it has at least one audit committee financial expert serving on its audit committee. The Audit Committee financial expert of the Company is John LeBoutillier, the Chairman of the Audit Committee.

ITEM 16B CODE OF ETHICS

        The Company has recently adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees, to which there were no amendments or waivers. The Company will send a copy of the Code of Business Conduct and Ethics without charge to any person who sends a written request therefor to Christopher H. Pickwoad, 2175 Hymus Blvd., Dorval, Québec, H9P 1J8.

ITEM 16C PRINCIPAL ACCOUNTING FEES AND SERVICES

        The following table sets forth the accounting fees and services for the past two fiscal years:

	Nov. 29, 2003	Nov. 30, 2002
	(In thousands of U.S. dollars)
Audit Fees	$377	$329
Audit-Related Fees	9	8
Tax Fees	123	97

	$509	$434

        "Audit-Related Fees" include fees for the quarterly review of the Company's Consolidated Financial Statements. "Tax Fees" include tax compliance services and tax advisory and planning services. Management presents regular updates to the Audit Committee of the services rendered by the auditors.

        The Audit Committee reviews the overall scope and specific plans for the audits of the external auditors of the Company and its subsidiaries.

        The auditors, the Audit Committee and management maintain regular and open communication in relation to the audits of the Company's Consolidated Financial Statements. There were no disagreements between the auditors, the Audit Committee and management on matters affecting the audit of the Company's Consolidated Financial Statements.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

        See Item 18 for the Financial Statements.

ITEM 18 FINANCIAL STATEMENTS

Independent Auditors' Report

To the Board of Directors and Shareholders of
Novamerican Steel Inc.

        We have audited the accompanying consolidated balance sheets of Novamerican Steel Inc. and Subsidiaries as of November 29, 2003 and November 30, 2002 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended November 29, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novamerican Steel Inc. and Subsidiaries as of November 29, 2003 and November 30, 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended November 29, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets ("SFAS 142") on December 1, 2002.

Chartered Accountants
General Partnership

Montréal, Canada
December 19, 2003

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(In thousands of U.S. dollars, except per share data)

	Years ended
	November 29, 2003	November 30, 2002	November 24, 2001
	$	$	$
Net sales	507,067	465,501	417,029
Cost of sales	400,825	351,229	322,057

Gross margin	106,242	114,272	94,972

Operating expenses
Plant	34,000	31,894	30,358
Delivery	17,394	16,230	15,746
Selling	11,410	11,581	11,112
Administrative and general	20,424	20,015	19,458

	83,228	79,720	76,674

Operating income	23,014	34,552	18,298

Interest expense	5,144	5,062	6,455
Share in income of joint ventures	(545)	(708)	(74)

	4,599	4,354	6,381

Income before income taxes	18,415	30,198	11,917
Income taxes (Note 4)	5,333	10,080	3,903

Net income	13,082	20,118	8,014

Basic and diluted income per share	1.35	2.07	0.83

Comprehensive income
Net income	13,082	20,118	8,014
Changes in cumulative translation adjustment	12,477	679	(973)
Changes in fair value of interest rate swaps, net of deferred income taxes of $188 ($490 in 2002)	289	(598)	(661)

	25,848	20,199	6,380

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except share data)

	Common shares			Accumulated other comprehensive income (loss)
			Retained earnings		Total shareholders' equity
	Number	Amount
		$	$	$	$
Balance at November 25, 2000	9,700,000	28,404	70,657	(5,773)	93,288
Net income			8,014		8,014
Changes in cumulative translation adjustment				(973)	(973)
Changes in fair value of interest rate swaps, net of deferred income taxes of $540				(661)	(661)

Balance at November 24, 2001	9,700,000	28,404	78,671	(7,407)	99,668
Net income			20,118		20,118
Changes in cumulative translation adjustment				679	679
Changes in fair value of interest rate swaps, net of deferred income taxes of $490				(598)	(598)

Balance at November 30, 2002	9,700,000	28,404	98,789	(7,326)	119,867
Net income			13,082		13,082
Changes in cumulative translation adjustment				12,477	12,477
Changes in fair value of interest rate swaps, net of deferred income taxes of $188				289	289

Balance at November 29, 2003	9,700,000	28,404	111,871	5,440	145,715

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Years ended
	November 29, 2003	November 30, 2002	November 24, 2001
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	13,082	20,118	8,014
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	6,962	6,228	6,019
Share in income of joint ventures	(545)	(708)	(74)
Deferred income taxes	2,208	2,154	915
Loss (gain) on disposal of property, plant and equipment	351	177	(7)
Changes in working capital items
Accounts receivable	(5,895)	(7,790)	7,837
Income taxes receivable	(595)	292	51
Inventories	3,276	(19,301)	10,350
Prepaid expenses and other	(479)	697	(274)
Accounts payable and accrued liabilities	3,922	7,603	(4,666)
Income taxes payable	(3,221)	3,726	–

Net cash from operating activities	19,066	13,196	28,165

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of remaining interest in joint venture	(4,100)	–	–
Acquisition of minority interest	(2,278)	(2,088)	–
Investment in a joint venture	8,640	(1,550)	(3,435)
Distribution from a joint venture		157	250
Additions to property, plant and equipment	(25,140)	(13,512)	(9,279)
Proceeds from disposal of property, plant and equipment	6,068	483	44
Other assets	(181)	55	(2,167)

Net cash used for investing activities	(16,991)	(16,455)	(14,587)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	13,323	(3,672)	(16,573)
Advances due to an employee	1,122	1,966	–
Proceeds from long-term debt	1,872	9,024	53,154
Repayment of long-term debt	(16,134)	(7,031)	(43,779)

Net cash from (used for) financing activities	183	287	(7,198)

Effect of exchange rate changes on cash and cash equivalents	1,417	28	(159)

Net increase (decrease) in cash and cash equivalents	3,675	(2,944)	6,221
Cash and cash equivalents, beginning of year	7,590	10,534	4,313

Cash and cash equivalents, end of year	11,265	7,590	10,534

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	4,821	4,532	5,924

Income taxes paid	7,335	3,995	2,944

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands of U.S. dollars)

	November 29, 2003	November 30, 2002
	$	$
ASSETS
Current assets
Cash and cash equivalents	11,265	7,590
Accounts receivable (Note 5)	81,991	67,580
Income taxes receivable	595	–
Inventories (Note 6)	92,876	87,672
Prepaid expenses and other	1,326	784
Deferred income taxes (Note 4)	1,656	1,149

	189,709	164,775
Investment in joint ventures	3,356	11,451
Property, plant and equipment (Note 7)	105,510	81,290
Goodwill	12,629	12,420
Other assets	1,452	1,769

	312,656	271,705

LIABILITIES
Current liabilities
Current portion of long-term debt	7,109	7,472
Bank indebtedness (Note 8)	18,863	3,534
Accounts payable and accrued liabilities (Note 9)	75,631	63,254
Income taxes payable	–	3,710

	101,603	77,970
Long-term debt (Note 10)	50,553	62,067
Fair value of interest rate swaps (Note 14)	1,812	2,289
Deferred income taxes (Note 4)	12,973	9,512

	166,941	151,838

SHAREHOLDERS' EQUITY
Share capital (Note 11)	28,404	28,404
Retained earnings	111,871	98,789
Accumulated other comprehensive income (loss)	5,440	(7,326)

	145,715	119,867

	312,656	271,705

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except per share data)

1—GOVERNING STATUTES AND NATURE OF OPERATIONS

        Novamerican Steel Inc. (Novamerican) was incorporated under the Canada Business Corporations Act. The Company processes and distributes, through its 24 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and the Canadian provinces of Québec and Ontario, carbon steel, stainless steel and aluminum products, including carbon steel tubular products, and operates as an intermediary between primary metal producers and manufacturers that require processed metal.

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

Basis of consolidation

        The consolidated financial statements include the accounts of Novamerican and all its wholly-owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated. The Company's interests in joint ventures are accounted for by the equity method. Accordingly, the Company's share in income of the joint ventures is included in consolidated net income.

Fiscal year

        The fiscal year-end of the Company is the last Saturday of November. The fiscal years ending November 29, 2003 and November 24, 2001 include 52 weeks of operations, whereas the fiscal year ending November 30, 2002 includes 53 weeks of operations.

Translation of foreign currencies

        Transactions concluded in foreign currencies by the Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in foreign currencies are included in income. Gains amounted to $446,000 in 2003, $1,250,000 in 2002 and $847,000 in 2001.

        The financial statements of the Company's Canadian subsidiaries are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar as follows: assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. All cumulative translation gains or losses are included in accumulated other comprehensive loss in the consolidated balance sheets.

Accounting estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results could differ from those estimates.

Revenue recognition

        Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes upon shipment of the product. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Cash and cash equivalents

        Cash and cash equivalents include cash in banks and term deposits which are short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable

        Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventories

        Inventories are stated at the lower of cost or market and include the cost of purchased steel and freight. Cost is determined using the specific identification method or the average cost method.

Property, plant and equipment

        Property, plant and equipment are stated at cost.

        Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and building improvements	10 to 40 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	5 to 15 years
Transportation equipment	3 to 7 years
Computer equipment	3 to 5 years
Leasehold improvements	4 to 10 years
Aircraft	15 years

        Depreciation expense was approximately $6,440,000, $5,410,000 and $5,076,000 for the years ended November 29, 2003, November 30, 2002 and November 24, 2001, respectively. No depreciation was recorded on assets under construction.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. During the year the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets. As a result, Goodwill is no longer amortized. However, the carrying value is tested for impairment annually. Should this review indicate that goodwill will not be recoverable, the Company's carrying value of goodwill will be reduced by the estimated impairment. In accordance with SFAS No. 142, the Company performed the transitional and annual impairment tests of goodwill during the year. No impairment charge resulted from these tests. Goodwill arising from acquisitions completed before July 1, 2001 was amortized using the straight-line method over 40 years until November 30, 2002.

Other assets

        Other assets are recorded at cost and are composed primarily of expenses incurred in issuing long-term debt which are deferred and amortized using the straight-line method over the term of the related debt. Amortization expense was approximately $522,000, $500,000 and $625,000 for the years ended November 29, 2003, November 30, 2002 and November 24, 2001, respectively.

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

Stock-based compensation

        The Company has established a stock-based compensation plan, described in Note 12. The Company does not recognize compensation expense when share options are granted to plan participants. Any consideration paid by plan participants on the exercise of share options is credited to share capital.

        The Company has elected to measure compensation cost related to granting of Awards using the intrinsic value based method of accounting. In this instance however, under SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure: an amendment of FASB statement No. 123, the Company is required to disclose net income, basic and diluted income per share and stock-based employee compensation cost (net of income tax effect), as reported; and stock-based employee compensation cost (net of income tax effect), pro forma net income and pro forma basic and diluted income per share, under the fair value method of SFAS No. 123. A tabular presentation of the required information follows:

	Years ended
	November 29, 2003	November 30, 2002	November 24, 2001
	$	$	$
Net income
Reported	13,082	20,118	8,014
Stock-based employee compensation cost (net of income tax effect)	–	606	749

Pro forma	13,082	19,512	7,265

Basic and diluted income per share
Reported	1.35	2.07	0.83
Stock-based employee compensation cost (net of income tax effect)	–	0.06	0.08

Pro forma	1.35	2.01	0.75

Earnings per share

        Basic income per share is based upon the weighted average number of common shares outstanding during the respective years. Weighted average common shares outstanding were 9,700,000 for the years ended November 29, 2003, November 30, 2002 and November 24, 2001, respectively. Stock options were not included in the computation of diluted income per share because they are antidilutive.

Comprehensive income

        Components of comprehensive income include net income, changes in cumulative translation adjustment and changes in fair value of interest rate swaps net of deferred income taxes.

Current and pending accounting changes

Current

        Effective December 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually, while other intangible assets with finite lives should be amortized over their useful economic life. Accordingly, goodwill is no longer amortized but its carrying value is tested for impairment annually. There were no impairment losses resulting from the transitional testing.

        The information presented below reflects adjustments to information reported for the years ended November 30, 2002 and November 24, 2001 as if SFAS No. 142 had been applied in these years. The adjustments include the effects of not amortizing goodwill.

	Years ended
	November 29, 2003	November 30, 2002	November 24, 2001
	$	$	$
Net income
Reported	13,082	20,118	8,014
Goodwill amortization	–	318	318

Adjusted	13,082	20,436	8,332

Basic and diluted income per share
Reported	1.35	2.07	0.83
Goodwill amortization	–	0.03	0.03

Adjusted	1.35	2.10	0.86

        During the year the Company adopted disclosure requirement only of the SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure: an amendment of FASB Statement No. 123. Namely, SFAS No. 148 revises disclosures for all stock compensation plans making them more prominent by requiring that companies include in their Summary of Significant Accounting Principles or its equivalent (1) the method of accounting for employee stock compensation, (2) if the fair value based method has been adopted for stock-based employee compensation, a description of the method of reporting the change in accounting principle for all financial statements in which the period of adoption is presented and, (3) if the intrinsic value method is used for any period presented, a tabular presentation of net income, basic and diluted earnings per share (if applicable), and stock-based employee compensation cost (net of tax effects), as reported; and stock-based employee compensation cost (net of tax effects), pro forma net income, and pro forma basic and diluted earnings per share, under the fair value method of SFAS No. 123. The adoption of SFAS No. 148 did not have a material impact on the consolidated financial statements.

        During the year, the Company adopted FASB Interpretation ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. FIN 45 requires guarantors to recognize a liability at the inception of the guarantee and record it at its fair value. Required disclosures for guarantees include the nature of the guarantee, the maximum potential undiscounted amount of future payments the guarantor could be required to make under the guarantee and the current carrying amount of the liability, if any, for the guarantor's obligations under the guarantee. Guarantees contemplated by the disclosure requirements of FIN 45 include product warranties, provisions in a business combination to pay contingent consideration and guarantees issued between related parties. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

        Also during the year, the Company adopted Statement of Position ("SOP") No. 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others, of the AICPA's Accounting Standards Executive Committee (AcSEC). SOP No. 01-6 requires commercial entities that finance their customers' purchases of goods and services using trade receivables to disclose their accounting policy for receivables and the related valuation allowance, including the policy for charging off uncollectible receivables and determining past due or delinquent status. The adoption of SOP No. 01-6 did not have a material impact on the consolidated financial statements.

Pending

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities: an interpretation of ARB No. 51. Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. The FASB issued staff positions in July, October and December 2003 to give further implementation guidance. There are no material variable interest entities which will be required to be consolidated under the provisions of FIN 46.

3—BUSINESS ACQUISITIONS

Acquisition of remaining interest in joint venture

        Effective June 30, 2003, the Company acquired the remaining 50% interest in Nova Tube Indiana, LLC (formerly BethNova Tube, LLC, "BethNova"), a tubing facility in Jeffersonville, Indiana, for $4,100,000 paid in cash. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the amounts assigned to assets acquired and liabilities assumed over the cost of the purchase reduced the current value of property, plant and equipment by $4,540,000. The results of BethNova have been included in the Company's consolidated results from the date of acquisition. Previously, the Company accounted for its interest in BethNova, then a joint venture, using the equity method.

        Pro forma combined unaudited results as if this combination occurred as of the beginning of each of the following periods are as follows. The pro forma adjustment is solely related to the reduction of depreciation expenses to reflect the excess of the amounts assigned to assets acquired and liabilities assumed over the cost of the purchase mentioned above.

	Years ended
	November 29, 2003	November 30, 2002
	$	$
Net sales	514,654	473,634
Net income	13,278	20,398
Basic and diluted income per share	1.37	2.10

Acquisition of minority interest

        In 2002, the Company acquired the minority interest in one of its Canadian subsidiaries, Argo Steel Ltd. ("Argo"). Such minority interest was held by certain employees of the Company. The acquisition was accounted for using the purchase method of accounting and as a result goodwill was recorded. The terms of the acquisition also provide for additional consideration to be paid if Argo's earnings exceed certain targeted levels through the year 2004 which would result in additional goodwill. Management's best estimate of such additional consideration amounts to $177,000.

4—INCOME TAXES

        The following summarizes the Company's income taxes on the earnings of its Canadian and U.S. operations.

        Income before income taxes by local jurisdiction:

	Years ended
	November 29, 2003	November 30, 2002	November 24, 2001
	$	$	$
Canada	14,401	22,260	9,612
United States	4,014	7,938	2,305

	18,415	30,198	11,917

        The income tax provision is composed of the following:

	Years ended
	November 29, 2003	November 30, 2002	November 24, 2001
	$	$	$
Current
Canada	4,645	6,110	2,128
United States	(1,520)	1,816	860

	3,125	7,926	2,988

Deferred
Canada	(562)	647	659
United States	2,770	1,507	256

	2,208	2,154	915

	5,333	10,080	3,903

        The components of the Company's net deferred income tax liability are as follows:

	November 29, 2003	November 30, 2002
	$	$
Asset (liability)
Current deferred income taxes
Investment in joint ventures	(117)	(125)
Inventories	782	555
Accounts receivable	557	345
Other items	434	374

	1,656	1,149

Long-term deferred income taxes
Property, plant and equipment	(14,370)	(10,183)
Investment in joint ventures	(222)	(551)
Intangibles	(35)	(25)
Fair value of interest rate swap	842	1,030
Other items	812	217

	(12,973)	(9,512)

Total current and long-term deferred income taxes	(11,317)	(8,363)

        The reconciliation between the Canadian statutory income tax rate and the Company's effective income tax rate is as follows:

	Years ended
	November 29, 2003	November 30, 2002	November 24, 2001
	%	%	%
Canadian statutory income tax rate	39.1	39.1	42.0
United States statutory income tax rate difference	–	0.2	(0.4)
Canadian incentive for manufacturing and processing activities	(4.9)	(4.5)	(4.5)
Reduction in income tax rate	–	(0.5)	(0.8)
Other items	(5.1)	(0.9)	(3.5)

Effective income tax rate	29.1	33.4	32.8

5—ACCOUNTS RECEIVABLE

        Accounts receivables consist of the following:

	November 29, 2003	November 30, 2002
	$	$
Trade accounts	81,958	68,422
Allowance for doubtful accounts	1,950	1,656

	80,008	66,766
Other	1,983	814

	81,991	67,580

        Changes in the Company's allowance for doubtful accounts are as follows:

	November 29, 2003	November 30, 2002
	$	$
Balance at beginning of year	1,656	1,267
Bad debt expense	1,619	1,529
Accounts written off	(668)	(756)
Recoveries	(657)	(384)

Balance at end of year	1,950	1,656

6—INVENTORIES

	November 29, 2003	November 30, 2002
	$	$
Raw materials	54,085	49,607
Finished goods	38,791	38,065

	92,876	87,672

7—PROPERTY, PLANT AND EQUIPMENT

	November 29, 2003	November 30, 2002
	$	$
Land	6,837	5,874
Buildings and building improvements	36,151	31,827
Machinery and equipment	69,962	56,232
Furniture and fixtures	688	557
Transportation equipment	1,965	1,825
Computer equipment	3,353	2,896
Leasehold improvements	1,614	789
Aircraft	15,363	8,663
Assets under construction	11,608	3,488

	147,541	112,151
Accumulated depreciation	42,031	30,861

	105,510	81,290

8—BANK INDEBTEDNESS

        The bank indebtedness of the Company's Canadian subsidiaries consists of various demand revolving credit facilities available by either prime rate loans or bankers' acceptances, bearing interest at prime, currently 4.5% (4.5% in 2002), or bankers' acceptance rates, respectively, plus a premium varying from 0% to 0.5%, and are secured by inventories, movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets of the Canadian subsidiaries. There are no cross collateralizations among the various facilities. These facilities are renegotiated on an annual basis.

        The Company's Canadian subsidiaries have approximately $37,385,000 in 2003 and $30,981,000 in 2002 (CA$48,500,000 in both years) of revolving credit facilities from two Canadian financial institutions, of which approximately $18,470,000 (CA$23,961,000) was available at November 29, 2003 and $27,159,000 (CA$42,515,000) was available at November 30, 2002. In addition, a Canadian subsidiary has a revolving demand credit facility of $578,000 in 2003 and $479,000 in 2002 (CA$750,000 in both years), bearing interest at prime, currently 4.5% (4.5% in 2002), plus a rate varying from 0% to 0.75%, of which $578,000 was available at November 29, 2003 and $479,000 was available at November 30, 2002 (CA$750,000 in both years).

        As at November 29, 2003, the bank had issued guarantees and letters of credit to the Company's Canadian subsidiaries amounting to $50,000 (CA$65,000) and $288,000 (CA$450,000) as at November 30, 2002.

9—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	November 29, 2003	November 30, 2002
	$	$
Trade accounts	69,560	59,937
Trade accounts to a company controlled by a shareholder	872	442
Trade accounts to a joint venture	1,705	909
Advances due to an employee (CA$4,532,595, CA$3,077,106 in 2002), bearing interest at prime plus a premium of 0.5%, without repayment terms	3,494	1,966

	75,631	63,254

10—LONG-TERM DEBT

	Maturity	November 29, 2003	November 30, 2002
		$	$
Revolving line of credit(a)	2006	–	3,107
Loans(b)
(CA$1,960,967; CA$5,423,594 in 2002)	2005-2012	1,512	3,465
Term credit facility(c)
(CA$9,839,290; CA$15,441,028 in 2002)	2006	7,584	9,864
Term loan(d)	2006	46,154	48,804
Promissory note(e)	2007	–	4,000
Loans from a shareholder(f)
(CA$3,129,210; CA$468,629 in 2002)		2,412	299

		57,662	69,539
Less: current portion of long-term debt		7,109	7,472

		50,553	62,067

(a)
A U.S. subsidiary entered into a revolving credit agreement with a group of banks, as amended, which provides for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006. At November 29, 2003, there was an amount of $20,048,074 ($18,490,306 in 2002) in available borrowings, of which $0 ($3,106,943 in 2002) was outstanding under this agreement. The interest rate on borrowings under the credit agreement is the lead bank's prime rate, currently 4.0% (4.25% in 2002), plus a margin varying from 0% to 1.25% (0% to 0.5% in 2002), or LIBOR, currently 1.17% (1.44% in 2002), plus a margin varying from 1.25% to 2.5% (1.25% to 1.75% in 2002). Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 29, 2003. Borrowings are collateralized by certain assets of the U.S. subsidiary.

(b)
Loan amounting to $227,000 (CA$294,300) in 2003 and $360,000 (CA$564,300) in 2002, secured by way of a security agreement constituting a first fixed charge on machinery, equipment and vehicles of a Canadian subsidiary, having a carrying value of $683,000 (CA$886,000), bearing interest at 8.9%, payable in monthly instalments of $17,000 (CA$22,500) and maturing on January 15, 2005.

  Promissory note amounting to $1,285,000 (CA$1,666,667) in 2003 and $1,193,000 (CA$1,866,667) in 2002, secured by a moveable hypothec on the universality of all present and future property of a Canadian subsidiary, bearing interest at prime, currently 4.5% (4.5% in 2002), plus a premium of 0.75%, payable in monthly instalments of $16,667 and maturing on March 8, 2012.

  Matched fund term loan amounting to $1,264,000 (CA$1,978,627) in 2002 was secured by a movable hypothec on the aircraft of a Canadian subsidiary, bore interest at 7.4%, was repaid during the year.

  Loan amounting to $648,000 (CA$1,014,000) in 2002 was secured by machinery and equipment of a Canadian subsidiary, bore interest at 5.0% and was repaid during the year.

(c)
Term credit facility, as amended, amounting to $7,584,000 (CA$9,839,290) in 2003 and $9,864,000 (CA$15,441,028) in 2002 maturing on February 28, 2006 and repayable by quarterly instalments of $533,000 (CA$690,000). Additional repayments will be determined annually and will be based on excess cash flow. An amount of $0 in 2003 and $1,519,000 (CA$2,378,186) in 2002 of the term facility bears interest at a rate of 6.43% plus a premium varying from 0% to 0.75%. An amount of $3,005,000 (CA$3,899,046) in 2003 and $3,753,000 (CA$5,875,163) in 2002 of the term facility bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%. An amount of $411,000 (CA$533,288) in 2003 and $412,000 (CA$645,542) in 2002 of the term facility bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%. An amount of $562,000 (CA$729,540) in 2003 and $564,000 (CA$883,095) in 2002 of the term facility bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75%. An amount of $3,606,000 (CA$4,677,416) in 2003 and $3,616,000 (CA$5,659,042) in 2002 of the term facility is available either by way of prime rate loans or bankers' acceptances, bearing interest at prime, currently 4.5% (4.5% in 2002), plus a premium varying from 0% to 0.75%, or at bankers' acceptance rates plus a premium varying from 1% to 1.75%. As of November 29, 2003 and November 30, 2002, the effective interest rates on the outstanding borrowings under this facility were 5.8% and 5.9%, respectively.

  Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as of November 29, 2003.

  The term and revolving credit (described in Note 8) facilities are secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian subsidiary having a carrying value of $19,151,000 (CA$24,844,147) and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by a Canadian subsidiary. The Company had given an unsecured, unlimited guarantee and a limited recourse pledge on its investment in the Canadian subsidiary. This guarantee was released on May 31, 2003.

(d)
A U.S. subsidiary of the Company entered into a $53,000,000 term loan agreement with a group of banks, as amended, of which an amount of $46,154,167 was outstanding at November 29, 2003 and $48,804,167 was outstanding at November 30, 2002. The interest rate on the term loan is the lead bank's prime rate, currently 4.0% (4.25% in 2002), plus a margin varying from 0.125% to 1.375% (0% to 0.5% in 2002), or LIBOR, currently 1.17% (1.44% in 2002), plus a margin varying from 1.375% to 2.625% (1.25% to 1.75%in 2002). Monthly principal payments of $220,833 are due through April 7, 2006 with the balance of the loan of $39,750,000 due April 7, 2006. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 29, 2003. The term loan is collateralized by all of the assets of the U.S. subsidiary.

  As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% plus the applicable margin on borrowings of $40,000,000 through April 16, 2003, thereafter borrowings up to $30,000,000 through April 18, 2005, and borrowings up to $20,000,000 through April 16, 2006. As of November 29, 2003, the interest rate on $30,000,000 ($40,000,000 in 2002) was 7.4% (6.77% in 2002) and the effective interest rate on the excess was 3.12% (3.71% in 2002).

(e)
Promissory note entered into by a U.S. subsidiary of the Company amounting to $4,000,000 in 2002, secured by a first priority security interest in an aircraft bore interest at LIBOR, plus a premium of 2% was repaid during the year.

(f)
The loans from a shareholder bear interest at prime, currently 4.5% (4.5% in 2002), plus a premium of 0.75% and have no repayment terms.

        Aggregate maturities of long-term debt are as follows:

$
2004	7,109
2005	4,950
2006	42,369
2007	154
2008	154
Thereafter	2,926

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

        On September 24, 1997, ISOs were granted to three executive officers of the Company to purchase 750,000 common shares at an exercise price equivalent to the initial public offering price of $14.00 per common share. One-fifth of the ISOs could be exercised at each anniversary date of the grant except for 300,000 ISOs of which 40% could be exercised after the second anniversary date only and 20% at each anniversary date thereafter. The Company has not issued any SARs as of November 29, 2003.

        A summary of stock option activity and related information for 2002 and 2003 follows:

	Shares	Weighted average exercise price
		$
Outstanding—November 24, 2001	750,000	14.00
Granted
Exercised
Forfeited

Outstanding—November 30, 2002	750,000	14.00
Granted
Exercised
Forfeited

Outstanding—November 29, 2003	750,000	14.00

	Shares	Weighted average exercise price
		$
Exercisable at end of year
2001	600,000	14.00
2002	750,000	14.00
2003	750,000	14.00

13—RELATED PARTY TRANSACTIONS

        The following transactions with related parties were concluded in the normal course of business and were measured at their respective exchange values, which are the amounts established and agreed to by the related parties:

	Years ended
	November 29, 2003	November 30, 2002	November 24, 2001
	$	$	$
Processing revenue from a joint venture	111	217	195
Sales to a joint venture	249	453	–
Management fees from a joint venture	42	38	39
Processing charges paid to a joint venture	2,355	2,433	3,018
Purchases from a joint venture	50
Rental charges paid to companies controlled by a shareholder	1,372	1,036	1,010
Rental charges paid to companies jointly controlled by a shareholder	333	391	140
Freight charges paid to a company controlled by a shareholder	5,283	5,014	6,003
Interest paid to a shareholder	81	36	37
Interest paid to an employee	186	71	–
Purchase of property, plant and equipment from a joint venture	–	90	–

14—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Fair value of financial instruments

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

–
Due to the lack of stated maturity of the loans from a shareholder, the Company is unable to determine their fair value;

–
The fair value of the interest rate swap agreement used for hedging purposes is estimated by obtaining quotes from the Company's principal bankers.

        Fair value of financial instruments:

	November 29, 2003		November 30, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Long-term debt	55,250	55,370	69,240	69,337
Long-term debt without repayment terms	2,412	2,412	299	299
Interest rate swap	1,812	1,812	2,289	2,289

        The fair value of the long-term debt is determined without considering any additional repayments based on excess cash flow that may be required due to the difficulty of estimating any additional repayments.

        The fair value of the interest rate swap represents the amount that would have been required to settle the contract as of November 29, 2003 had the contract been terminated. The notional amount of the swap is $30,000,000 to be reduced to $20,000,000 in 2005 with an original term of five years expiring April 16, 2006. The Company intends to use the swap as a hedge of the related debt interest rate until it matures.

  Financial instruments—Derivatives

        A U.S. subsidiary of the Company uses an interest rate swap agreement to hedge its exposure to interest rate risk as required under the terms of the term loan agreement described in note 10(d). This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge. The Company formally documents all relations between the hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. In a cash flow hedge that is highly effective, the derivative is recognized on the balance sheet at its fair value with the offsetting amount recognized in accumulated other comprehensive income (loss).

        The Company discontinues hedge accounting prospectively when (a) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (b) the derivative expires or is sold, terminated or exercised; or (c) management determines that designation of the derivative as a hedge instrument is no longer appropriate. In these situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period income. All gains or losses that were accumulated in other comprehensive income (loss) will be recognized immediately in income upon the discontinuance of hedge accounting.

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

  Commodity price risk

        In the normal course of its business, the Company is exposed to market risk or price fluctuations related to the purchase, production or sale of steel products. The Company's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand.

15—JOINT VENTURES

        The Company holds a 60% equity interest and a 50% voting interest in Delta Tube and Company, Limited, a joint venture that processes carbon steel into tubing.

        Effective June 30, 2003, the Company purchased the remaining 50% equity and voting interest in Nova Tube Indiana, LLC (formerly BethNova Tube, LLC, "Beth Nova"), a joint venture it had with International Steel Group, Inc. The joint venture then became a wholly-owned subsidiary of the Company and its accounts were consolidated with the accounts of the Company from the time of its acquisition. Accordingly, the following combined condensed financial information include the results of Beth Nova for the seven-month period ended June 30, 2003 only.

        Combined condensed financial information of the joint ventures is summarized below:

	Twelve-month periods ended
	November 29, 2003	November 30, 2002	November 24, 2001
	$	$	$
Operations
Net sales	10,957	11,330	4,070
Operating income (loss)	959	1,130	(168)
	November 29, 2003	November 30, 2002
	$	$
Balance sheet
Assets
Current assets	2,678	5,989
Long-term receivable	7	9
Property, plant and equipment	2,664	15,486
Goodwill, net of accumulated amortization	–	5

	5,349	21,489

Liabilities
Current liabilities	306	959
Advances from partners	–	11,324
Joint venture investment
Capital contributions	5,008	10,008
Undistributed earnings	382	373
Accumulated other comprehensive loss	(347)	(1,175)

	5,349	21,489

16—CONTINGENCIES

        The Company is contingently liable under claims issued in the normal course of business and with respect to claims and litigation that arise from time to time. In the opinion of management, any uninsured liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements.

17—COMMITMENTS

        The Company has entered into operating leases for certain facilities and equipment which expire at various dates until 2012. The following schedule outlines the future minimum rental payments under these leases as at November 29, 2003:

$
2004	3,379
2005	2,202
2006	1,903
2007	1,249
2008	757
Thereafter	1,124

Total minimum lease payments	10,614

        Rental expense under the operating leases amounted to approximately $4,007,000, $3,721,000 and $3,926,000 for the years ended November 29, 2003, November 30, 2002 and November 24, 2001, respectively.

18—RETIREMENT PLAN

        A U.S. subsidiary makes available to substantially all of its employees a 401(k) plan. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. A percentage of such contribution, up to a certain limit, is matched by the employer. Investments are in various mutual funds at the discretion of the employees and the plan is administered by an independent third party. Costs incurred under the 401(k) plan amounted to approximately $472,000, $463,000 and $436,000 for the years ended November 29, 2003, November 30, 2002 and November 24, 2001, respectively.

19—FINANCIAL INFORMATION BY GEOGRAPHIC AREA

        The Company has established that it has one single reportable segment and that it does not need to provide additional information relating to segmented information in the financial statements.

	United States	Canada	Total
	$	$	$
2003
Net sales (a)
Domestic	224,236	258,348	482,584
Export	1,028	23,455	24,483

Total	225,264	281,803	507,067

Operating income	7,818	15,196	23,014

Depreciation and amortization	3,226	3,736	6,962

Long-lived assets	70,752	47,387	118,139

2002
Net sales (a)
Domestic	210,733	228,622	439,355
Export	842	25,304	26,146

Total	211,575	253,926	465,501

Operating income	12,170	22,382	34,552

Depreciation and amortization	2,947	3,281	6,228

Long-lived assets	57,805	35,905	93,710

2001
Net sales (a)
Domestic	205,667	190,257	395,924
Export	254	20,851	21,105

Total	205,921	211,108	417,029

Operating income	7,578	10,720	18,298

Depreciation and amortization	2,771	3,248	6,019

Long-lived assets	53,222	31,519	84,741

(a)
Sales are attributed to countries based on location of external customer.

Auditors' Report on Schedule II

To the Directors of
Novamerican Steel Inc.

        In connection with our audit of the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries referred to in our report dated December 19, 2003 which is included in the Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended November 29, 2003 on Form 20-F, we have also audited Schedule II for each of the years in the three-year period ended November 29, 2003. In our opinion this schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements taken as a whole.

Chartered Accountants
General Partnership

Montréal, Canada
December 19, 2003

Schedule II

NOVAMERICAN STEEL INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands of U.S. dollars)

Description	Balance at beginning of year	Additions charged to expenses	Deductions	Balance at end of year
	$	$	$	$
Allowance for doubtful accounts
Year ended November 29, 2003	1,656	1,619	1,325	1,950
Year ended November 30, 2002	1,267	1,529	1,140	1,656
Year ended November 24, 2001	1,250	1,189	1,172	1,267

ITEM 19 EXHIBITS

        The following table sets forth the exhibits filed as part of this annual report.

1.1(a)	Articles of incorporation.
1.2(a)	By-laws.
2.1(a)	Specimen of Certificate representing Common Shares.
4.1(b)	1997 Share Option Plan.
4.2(c)	Formation and Operating Agreement, dated February 2, 2000, of BethNova Tube, LLC.
4.3(d)	Acquisition by 156499 Canada Inc. of the Minority Interest in Argo Steel Ltd.
4.4(e)	$40,000,000 Revolving Credit Facility dated April 6, 2001.
4.5(f)	$53,000,000 Term Loan Facility dated April 6, 2001.
4.6	Purchase Agreement dated June 30, 2003 between Novamerican Tube Holdings, Inc., as Purchaser and ISG Venture Inc., as Vendor.
8.1	Subsidiaries of the Company.
11.1	Code of Business Conduct and Ethics.
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Raymond Chabot Grant Thornton.

(a)
Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1/A, filed on October 20, 1997.

(b)
Incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-8, filed on May 12, 1999.

(c)
Incorporated by reference to Exhibit 2.3 to the Company's Annual Report on Form 20-F, filed on March 1, 2001.

(d)
Incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F, filed on February 26, 2003.

(e)
Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F, filed on February 20, 2002.

(f)
Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F, filed on February 20, 2002.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report its behalf.

NOVAMERICAN STEEL INC. (Registrant)
Dated: February 25, 2004	By:	/s/ Christopher H. Pickwoad Christopher H. Pickwoad Executive Vice President and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
STATEMENT ON FORWARD-LOOKING INFORMATION
PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 KEY INFORMATION
ITEM 4 INFORMATION ON THE COMPANY
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8 FINANCIAL INFORMATION
ITEM 9 THE OFFER AND THE LISTING
ITEM 10 ADDITIONAL INFORMATION
ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13 DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15 CONTROLS AND PROCEDURES
ITEM 16 [RESERVED]
ITEM 16B CODE OF ETHICS
ITEM 16C PRINCIPAL ACCOUNTING FEES AND SERVICES
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
PART III
ITEM 17 FINANCIAL STATEMENTS
ITEM 18 FINANCIAL STATEMENTS
Independent Auditors' Report
Novamerican Steel Inc. and Subsidiaries Consolidated Statements of Operations and Comprehensive Income (In thousands of U.S. dollars, except per share data)
Novamerican Steel Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity (In thousands of U.S. dollars, except share data)
Novamerican Steel Inc. and Subsidiaries Consolidated Statements of Cash Flows (In thousands of U.S. dollars)
Novamerican Steel Inc. and Subsidiaries Consolidated Balance Sheets (In thousands of U.S. dollars)
Novamerican Steel Inc. and Subsidiaries Notes to Consolidated Financial Statements (In U.S. dollars; tabular amounts in thousands of U.S. dollars, except per share data)
Auditors' Report on Schedule II
NOVAMERICAN STEEL INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS (in thousands of U.S. dollars)
ITEM 19 EXHIBITS
SIGNATURES