Form 20-F
period 2004-11-27
NOVAMERICAN STEEL INC
filed 2005-03-02
CIK 1046687

Use these links to rapidly review the document
TABLE OF CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 27, 2004

Commission file number: #000-29506

NOVAMERICAN STEEL INC.
(Exact Name of Registrant as Specified in its Charter)

Canada
(Jurisdiction of Incorporation or Organization)

6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1
(Address of Principal Executive Offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

            NONE

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

        Common Shares, without nominal or par value

(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

            NONE

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of November 27, 2004:

9,786,089	Common Shares
-0-	Preferred Shares

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

        Except for the statements of historical fact contained herein, the information under the headings "Information on the Company", "Item 5 Operating and Financial Review and Prospects", "Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this Form 20-F Annual Report constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate," "expect," "believe," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including those identified in the section captioned "Key Information—Risk Factors". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, believed, estimated or projected. We undertake no obligation to publicly release, furnish or file the result of any revision to the forward-looking statements herein that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 KEY INFORMATION

Selected Financial Data

        The selected financial data presented below, other than references to tons sold and processed, have been derived from our consolidated financial statements for the five years ended November 27, 2004, which were audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants. The selected financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Operating and Financial Review and Prospects," the consolidated financial statements and other financial information included elsewhere in this document. All financial data presented is expressed in U.S. dollars.

	Years Ended (a)
	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003	Nov. 27, 2004
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Statement of Operations Data:
Net sales	$478,506	$417,029	$465,501	$507,067	$768,627
Cost of sales	375,777	322,057	351,229	400,825	543,503

Gross margin	102,729	94,972	114,272	106,242	225,124
Operating expenses	75,801	76,674	79,720	83,228	107,237

Operating income	26,928	18,298	34,552	23,014	117,887
Interest expense	6,426	6,455	5,062	5,144	4,886
Share in income of joint ventures	(711)	(74)	(708)	(545)	(312)

Income before income taxes and minority interest	21,213	11,917	30,198	18,415	113,333
Income taxes	8,021	3,903	10,080	5,333	40,422

Income before minority interest	13,192	8,014	20,118	13,082	72,911
Minority interest	180	–	–	–	–

Net income	$13,012	$8,014	$20,118	$13,082	$72,911

Basic income per share (b)	$1.34	$0.83	$2.07	$1.35	$7.51

Diluted income per share (b)	$1.34	$0.83	$2.07	$1.35	$7.35

Operating income per share	$2.78	$1.89	$3.56	$2.37	$12.05

Weighted average common shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000	9,707,270

	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003	Nov. 27, 2004
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Other Data:
EBITDA (c)	$32,731	$24,391	$41,488	$30,521	$126,879
Depreciation and amortization	$5,272	$6,019	$6,228	$6,962	$8,680
Capital expenditures	$24,128	$9,279	$13,512	$25,140	$9,056
Dividends paid	–	–	–	–	–
Gross margin	21.5%	22.8%	24.5%	21.0%	29.3%
Operating margin	5.6%	4.4%	7.4%	4.5%	15.3%
Income before income taxes and minority interest	4.4%	2.9%	6.5%	3.6%	14.7%
Tons sold and processed (unaudited):
Direct sales	795,000	773,000	867,000	870,000	914,000
Toll processing	599,000	667,000	737,000	794,000	901,000

	1,394,000	1,440,000	1,604,000	1,664,000	1,815,000

	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003	Nov. 27, 2004
	(In thousands of U.S. dollars)
Balance Sheet Data:
Current assets	$153,568	$140,548	$164,775	$189,709	$312,480
Current liabilities	113,677	64,494	77,970	101,603	132,249
Working capital	39,891	76,054	86,805	88,106	180,231
Total assets	242,077	236,962	271,705	312,656	434,880
Total debt	82,545	74,684	73,073	76,525	65,063
Net assets	93,288	99,668	119,867	145,715	230,708
Share capital	28,404	28,404	28,404	28,404	29,609

(a)
Our fiscal year end is the last Saturday of November. The fiscal years ended November 27, 2004, November 29, 2003, November 24, 2001 and November 25, 2000 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations.

(b)
Basic and diluted income per share is based upon the weighted average number of common shares outstanding during the respective years.

(c)
"EBITDA" is a non-GAAP financial measure calculated by adding to net income for each year the amounts for income taxes, interest expense, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of the our results of operations. EBITDA may be useful to compare our results to those of other companies in the industry on the same basis. In addition, it is a measure commonly required by lenders in determining compliance with financial covenants. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of our performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

The following is a reconciliation of net income to EBITDA:

	Years Ended (1)
	Nov. 25, 2000	Nov. 24, 2001	Nov. 30, 2002	Nov. 29, 2003	Nov. 27, 2004
	(In thousands of U.S. dollars)
Net income	$13,012	$8,014	$20,118	$13,082	$72,911
Income taxes	8,021	3,903	10,080	5,333	40,422
Interest expense	6,426	6,455	5,062	5,144	4,866
Depreciation and amortization	5,272	6,019	6,228	6,962	8,680

EBITDA	$32,731	$24,391	$41,488	$30,521	$126,879

  (1)
  Our fiscal year end is the last Saturday of November. The fiscal years ended November 27, 2004, November 29, 2003, November 24, 2001 and November 25, 2000 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations.

Risk Factors

        You should carefully consider the following risks and uncertanties which may have a material effect on our business, results of operations and financial condition.

The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results

        The principal raw material used in our operations is flat rolled carbon steel which we typically purchase from steel producers. The steel industry as a whole is cyclical. At times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates. This volatility could adversely affect our business, results of operations and financial condition.

        As a steel service center, we generally maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historical buying practices, contracts with customers and market conditions. We generally purchase steel at prevailing market prices in effect at the time we place our orders. When raw material prices increase, competitive conditions will influence how much of the steel price increase can be passed on by us to our customers. When raw material prices decline and we use existing steel inventory, customer demands for lower prices could result in lower sale prices and lower margins. Changing steel prices therefore could adversely affect our business, results of operations and financial condition.

        In recent years, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. At times, this affected the availability and prices of flat rolled carbon steel. Effective in January 2004, North American steel producers implemented raw material surcharges to offset these costs at least until these shortages subside. More recently, due in part to the surcharges and a number of additional factors, including the strengthening of the general economy, the increased consolidation of North American steel producers and the increasing demands for steel from the Asian markets, there has been a sharp rise in the price we pay for certain raw materials. As a result, we have increased prices for our flat rolled carbon steel products in part to pass on these surcharges to our customers. There can be no assurance that we will be able to pass on these surcharges and price increases to our customers in the future. In addition, certain of our customers are paying the additional amounts related to the surcharges under protest. If these and other similarly situated customers were to assert claims that they are not obligated to pay the amounts related to the surcharges and were ultimately to prevail on such claims, this could have a material adverse effect on our business, results of operations and financial condition in one or more future reporting periods.

        During fiscal 2004, the prices we charged for our products and services were at record high levels. We cannot provide assurance that we will be able to maintain these prices in the future. A decline in the prices of our products could adversely affect our operating results and decrease our margin and profitability.

Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from any one of these industries could result in lower operating income and profitability

        Certain of our products are sold to industries, including the automotive industry, that experience significant fluctuations in demand based on general economic conditions, seasonality and other factors beyond our control. As a result, there can be no assurance that we will be able to increase or maintain our level of sales or prices in periods of economic stagnation or downturn.

        Sales of our products for use in the automotive industry accounted for approximately 21.4% of our net sales in fiscal 2004 and approximately 21.7% of our net sales in fiscal 2003. Such sales include sales directly to the automobile manufacturers and to their component and parts suppliers as well as to manufacturers supplying the automotive "after market" components and parts. The automobile industry experiences fluctuation in demand based on numerous factors such as general economic conditions and consumer confidence. The automobile industry is also subject, from time to time, to labor problems, which may result in reduced demand for our products during work stoppages.

We may not be able to grow our business in the future or to manage our expansion effectively

        Historically, we have managed to grow our business internally and through acquisitions. In the future, we may not be able to identify and capture growth opportunities and, therefore, there can be no assurance that we will be able to grow our business at the rate we did in the past or at all. There can be no assurance that any new facility or operation or any future acquisitions, if completed, would be profitable.

        In addition, the expansion of an existing facility or the construction of a new facility could have an adverse effect on our results of operations due to the impact of start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions could result in unforeseen difficulties in integrating the acquired businesses with our existing business and could divert a disproportionate amount of management time and attention. The incurrence of additional indebtedness to pay for expansion costs or acquisition costs could adversely affect our liquidity and financial stability. Moreover, any issuance by us of common shares to effect acquisitions could result in dilution to our shareholders. Although we frequently evaluate potential acquisitions, we currently have no understandings, agreements or commitments to make any acquisitions.

Our results of operations may be impacted and adversely affected by fluctuations in foreign exchange rates

        We are subject to exchange rate fluctuations that are beyond our control. Some of our revenues are derived from sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, and converted into Canadian dollars based upon the average monthly exchange rate at the time of sale. If we are not able to successfully hedge our currency exposure, there can be no assurance that changes in the rate of exchange between the Canadian dollar and the U.S. dollar will not adversely affect our business, results of operations, financial condition or cash flow. See "Quantitative and Qualitative Disclosures About Market Risk."

Translation risk

        We are subject to translation risk when we consolidate our Canadian subsidiaries' financial statements into ours. Fluctuations in the value of the U.S. dollar could negatively affect our results of operations and assets and liabilities as reported in our financial statements.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income

        The nature of our business may expose us to environmental liability claims, even if such claims are without merit. One of our subsidiaries, American Steel and Aluminum Corporation, or American Steel, was named as one of 19 defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add additional defendants, aggregating to a total of 57 defendants. The plaintiffs claim that we are liable based upon alleged shipments to the site by American Steel, prior to its acquisition by us in 1996. The plaintiffs have identified over 100 potentially responsible parties, or PRPs. Additionally, the Environmental Protection Agency, or EPA, has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. We did receive, on or about April 25, 2003, an EPA claim letter seeking reimbursement of costs incurred and to be incurred at the site. American Steel responded to the claim by denying liability for the site, but was also working with other PRPs to evaluate its options for resolving the matter. The plaintiffs seek recovery of investigative expenses incurred and to be incurred, together with a declaration of liability for all future remediation costs at the site. We do not believe it is currently possible to estimate our share, if any, of such investigative expenses or future remediation costs with reasonable certainty. The defendants have formed a PRP committee (in which we are participating) to monitor the site investigation. We believe that we have meritorious defenses against the claims raised in the action and we intend to defend our position vigorously should the litigation proceed. However, we cannot provide assurances that we will prevail should the litigation proceed and any significant loss could have a material adverse effect on our financial results.

        In addition, our processing centers and manufacturing facilities are subject to many federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment. We have made, and will continue to make, expenditures to remain in compliance with such laws and regulations. We believe that our facilities are in material compliance with these laws and regulations, as such currently exist, and we do not believe that continued compliance with such existing laws and regulations will have an adverse effect on our results of operations or financial condition. However, we cannot predict the environmental laws or regulations that may be enacted in the future or how existing or future laws and regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretations of existing laws and regulations, may require additional expenditures by us which could vary substantially from those currently anticipated.

        Certain of the facilities that we occupy have been in operation for many years and, over such time, we and the prior owners or operators of such properties may have generated and disposed of wastes which are or may be considered hazardous. Accordingly, it is possible that additional environmental liabilities may arise in the future as a result of any such waste generation and disposal.

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy

        The success of our business is dependent upon the management and leadership of D. Bryan Jones, our chairman, president and chief executive officer, and certain other members of our senior management team. In addition, our decentralized corporate structure requires that each of our facility managers perform important management and leadership functions. The loss of any of these individuals or our inability to attract, retain and maintain additional personnel could adversely affect us. There can be no assurance that we will be able to retain our existing senior management personnel or to attract additional qualified personnel.

Our business is highly competitive and increased competition could reduce our sales and profitability

        The principal markets that we serve are highly competitive. We compete on a regional basis with steel service centers and, to a certain degree, primary steel producers and intermediate steel processors. We have different competitors for each of our products and within each region that we serve. Certain of these competitors have financial and operating resources in excess of our financial and operating resources. Although we have been able to successfully compete in the past, no assurance can be given that we will be able to continue to do so. Increased competition could have an adverse effect on our net sales and profitability in the future.

Our operations may be impacted by future labor negotiations or work stoppages

        Certain of our employees at 11 of our 24 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations, representing in the aggregate approximately 335 of our 1,104 employees. Our labor contracts expire on staggered dates. The labor contract with the Sheet Metal Workers covering 31 employees at one of our Lachine facilities expired on November 30, 2004. This contract is currently being renegotiated. During the next 12 months the labor contracts with the United Steelworkers covering 49 employees at our Auburn and Cumberland facilities and the labor contract with the Teamsters covering 17 employees at our Ashland facility will expire. Widespread work stoppages could have an adverse effect on our business, results of operations and financial condition.

We may incur additional risks as we continue to borrow money

        Our indebtedness may increase as we continue to borrow under existing or future credit arrangements in order to finance greenfield projects, expansion activities, future acquisitions and as we continue to borrow for our general corporate purposes. Risks of increased indebtedness include greater sensitivity to adverse economic conditions, the potential inability to fund future working capital, acquisitions, capital expenditures and other general corporate requirements, limits on our flexibility in planning for, or reacting to, changes in our business and the steel industry, limits on future borrowings under our existing or future credit arrangements, which could affect our ability to pay our indebtedness or to fund our other liquidity needs, the inability to generate sufficient funds to cover required interest payments, and restrictions on our ability to refinance our indebtedness on commercially reasonable terms.

Restrictive loan covenants may limit our ability to develop greenfield projects or to pursue acquisitions

        Certain of our credit facilities contain covenants restricting or limiting our ability to, among other things, incur additional indebtedness, pay dividends or make other restricted payments, dispose of or create a charge or lien on our assets, and make capital expenditures and other investments. These restrictions may adversely affect our ability to develop greenfield projects, pursue acquisitions and achieve our growth strategies.

We are dependent on our subsidiaries

        We have no direct business operations other than our ownership of the share capital of our subsidiaries. As a holding company, we are dependent on dividends, interest payments, management fees or other inter-company transfers of funds from our subsidiaries to enable us to meet our direct obligations. Our credit facilities restrict the payment to us of dividends and interest from our subsidiaries under certain conditions.

If our customers, which are primarily North American manufacturing and industrial companies, relocate operations or outsource functions overseas, we could lose their business

        Our customer base is located in the United States and Canada and consists primarily of manufacturing and industrial companies. We do not currently operate facilities outside of North America. Therefore, in the event our customers relocate production operations or outsource particular functions overseas, we could lose their business, which could have an adverse effect on our results of operations and financial condition.

It may be difficult to trade our common shares

        Although our common shares are registered under the Securities Exchange Act of 1934 and quoted on the Nasdaq National Market until recently, there was a limited volume of trading of our common shares.

Accordingly, investors may not be able to rapidly divest a portion of their common shares or liquidate their investment should they desire to do so.

The market price for our common shares may be volatile

        In recent periods, there has been substantial volatility in the market price for our common shares. In addition, the market price of our common shares could fluctuate substantially in the future in response to a number of factors, including the following:

  •
  our results of operations or the results of operations of other companies in the steel processing industry;

  •
  changes in general conditions in the economy, the financial markets or the steel processing industry, including changes in the demand for steel;

  •
  changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

  •
  announcements by us or our competitors of significant acquisitions; and

  •
  increases in raw material costs and various other costs.

        In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our share price, regardless of our results of operations.

Future sales of our common shares could depress the market price of our common shares and diminish the value of your investment

        Substantial sales of our common shares in the public market, or the perception by the market that such sales could occur, could lower our share price or make it difficult for us to raise additional equity capital in the future. Furthermore, if our existing shareholders sell a large number of common shares, or if we issue a large number of our common shares, the market price of our common shares could significantly decline. Moreover, the perception in the public market that our existing shareholders might sell additional common shares could depress the market for our common shares.

Our principal shareholders have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change in control

        As of the date of this annual report, approximately 81.1% of our outstanding common shares (which percentage does not include 663,911 vested in-the-money options that are owned by certain of our officers) are beneficially owned by certain of our officers and directors. As a result, these officers and directors have the power to elect our entire board of directors and to determine the outcome of any other matters submitted to our shareholders for approval.

        Through the foregoing persons continued concentration of voting power, they could delay, deter or prevent a change of control of our company or other business combinations that might otherwise be beneficial to our other shareholders. In deciding on how to vote on such matters, such persons may be influenced by interests that conflict with yours.

We do not intend to pay dividends

        We never declared or paid dividends on our common shares in the past, and we do not anticipate paying cash dividends on our common shares for the foreseeable future. At present, we intend to retain any future earnings to finance our operations and expansion.

ITEM 4 INFORMATION ON THE COMPANY

History and Development of the Company

        Novamerican Steel Inc. was incorporated on April 4, 1997 under the Canada Business Corporations Act. Our registered office, principal place of business and principal executive offices are located at 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1. Our telephone number at the principal executive offices is (514) 335-6682.

        Following our incorporation, a reorganization of the various operations wholly-owned or controlled by D. Bryan Jones, our president and chief executive officer, or Scott B. Jones, a vice president and our secretary and the son of D. Bryan Jones, occurred pursuant to which we became the holding company for two main operating groups: (i) our Canadian affiliates, consisting of Nova Steel Ltd., Metco Steel (formerly one of our wholly-owned subsidiaries and since January 1, 2005, a division of Nova Steel Ltd.), Nova Tube Inc., Cresswell Roll Forming Inc., Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited, and (ii) our U.S. affiliates, consisting of Integrated Steel Industries, Inc., a U.S. holding company, American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC.

        Nova Steel Ltd. was established as a processor of hot-rolled carbon steel in 1979. In 1983, Nova Steel Ltd. acquired and installed its first tube mill in Montréal. In 1987, this operation became Nova Steel Ltd.'s (60%) contribution to a joint venture, Delta Tube and Company, Limited, for the toll rolling of tubing, with Ispat Sidbec Inc. (40%). In 1985, the majority of the shares of Cresswell Roll Forming Inc., a roll forming, stamping and manufacturing business in Québec, were acquired. In 1989, Argo Steel Ltd., a processor of hot-rolled, cold-rolled and galvanized steel products was established in Montréal with a 50.9% interest at the time. This expansion was followed in October 1991 with the establishment of Metco Steel Inc. (which since January 1, 2005 became a division of Nova Steel Ltd.) This company is a processor of carbon steel plate and plate coil and operates in a Montréal location, formerly occupied by Candiv Steel, a company whose equipment and inventories were purchased by Nova Steel Ltd. in February 1991.

        In July 1991, Nova Tube Inc. acquired a tube mill operation in Baie d'Urfé, Québec and, in May 1996, Nova Tube Ontario Inc. was established with the installation of a tube mill in Mississauga, Ontario specifically designed to meet the needs of high pressure hydroforming for the automotive industry.

        American Steel, which was founded in 1962 and which we acquired in August 1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms.

        On November 7, 1997, we completed our initial public offering of 2,200,000 shares of our common stock and, at such time, our shares of common stock were listed on Nasdaq where they continue to trade under the symbol, "TONS".

        In December 1998, we, through our then 50.9% owned subsidiary, Argo Steel Ltd., acquired the assets of a steel slitting operation and established a processing center in Brampton, Ontario where we installed a .134" X 75" blanking line.

        During 1998, we also built a processing facility in Stoney Creek, Ontario, Nova Steel Processing Centre Ltd. and installed a 400,000 ton per year pickling line together with a new 200,000 ton per year slitting line. Both the pickling line and the slitting line were commissioned and went into full production during the first quarter of 1999. A second slitting line installed in 2000 has been in full production since 2001.

        During 2000, Novamerican Tube Holdings, Inc., a wholly-owned subsidiary of Integrated Steel Industries, Inc., formed a joint venture with Bethlehem Steel Corporation, or Bethlehem, under the corporate name BethNova Tube, LLC, or BethNova, to produce steel tubing for use in hydroforming of automobile and truck components. This state-of-the-art tube manufacturing facility in Jeffersonville, IN was completed in 2001, began ramping up production in the fourth quarter of 2001 and continues to increase its operating levels. The bulk of the tube production at the new facility is dedicated to Dana Corporation, a major automotive parts supplier, which has built a new hydroforming plant near Elizabethtown, KY. On October 15, 2001, Bethlehem filed for protection under Chapter 11 of the United States Bankruptcy Code and on February 6, 2003, sold substantially all of its assets, including its interest in the joint venture, to International Steel Group, Inc., or ISG. In June 2003, we purchased ISG's 50% interest in the BethNova joint venture for $4,100,000 and renamed the now wholly-owned subsidiary Nova Tube Indiana, LLC.

        In November 2000, we built a new tubing facility, operated by Nova Tube and Steel, Inc. in Morrisville, PA. The structural tube mill, began production in November 2000 and is capable of producing hollow structural sections (HSS) up to 6" × 6" × 3/8". The heavy gauge slitter and cut-to-length line were completed in November 2001 and were in full production throughout 2002.

        In 2002, through a subsidiary, we acquired all of the minority interest in Argo Steel Ltd. The acquisition was financed by internal sources of funds.

        During 2002, the premises leased by Nova Tube Ontario Inc. in Mississauga, Ontario were expanded by 40,000 square feet. This enabled us to install additional equipment costing approximately $400,000 which was financed by internal sources of funds. We plan to make further equipment upgrades at this facility which will also be financed by internal sources of funds.

        At the end of 2004, we completed the construction of a 160,000 square foot facility in LaSalle (Montréal), Québec. This new manufacturing and processing facility includes an in-line temper mill and cut-to-length line and became operational in early 2005. This facility replaces our facility at Dorval Québec and one of our facilities at Lachine, Québec. The mill includes a rotary shear for continuous operation and precision cut-to-length tolerances, and is capable of leveling and temper-rolling 40 ton coils up to 1/2" thick by 72" wide. The temper mill is also capable of processing coils up to 80,000 minimum yield and creating elongations of up to 3%. The mill and cut-to-length line join our previously announced 1/2" × 72" wide slitter that has been operating since our second quarter of fiscal 2004. In addition to these new pieces of equipment, we have upgraded, rebuilt and transferred two existing lines, a 1/4" × 60" slitter and a 1/4" × 72" cut-to-length line, to bring the total number of lines in the new LaSalle facility to four. The new facility has an annual slitting and leveling capacity of over 400,000 tons. We expect that the tons per man hour at this facility will be higher than rates at the facilities being replaced. We also expect that operating efficiencies from the new equipment and logistical advantages created from this facility will result in significant cost savings beginning in the second quarter of 2005. The cost of this project was approximately $20.2 million, which was financed by a combination of new debt for the land and building and internal sources of funds.

Business Overview

        We are a well-established steel service center and processor, as well as a leading tubing manufacturer in the markets in which we operate. We operate from 11 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and from 13 locations in the Canadian provinces of Québec and Ontario. Since inception, we have grown our business internally through identifying and capturing niche opportunities in steel manufacturing and processing, and through selective acquisitions. This has enabled us to become a multi-facility, multi-process provider of value-added services in several processing and geographic niches. For example, we are one of four producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We have also recently installed a new in-line temper mill in our LaSalle, Québec facility, which will make us the only independent provider of this high-precision service in Canada.

        We process and distribute carbon steel, stainless steel and aluminum products and operate as an intermediary between primary metal producers and the manufacturers that require processed metal, often on a just-in-time delivery basis. We produce steel tubing in various sizes for use in the structural and automotive markets (including tubing used in hydroforming). We also produce roll formed steel sections and manufacture heavy equipment parts and accessories. Our flat rolled processing capabilities include pickling, slitting, blanking, leveling, temper-rolling and cutting-to-length to precise customer specifications. Additionally, we perform many of these processing services for customers who provide their own steel, referred to in the industry as toll processing. For a detailed description of our steel processing services, see "Products and Services."

        In fiscal 2004, we had net sales of $768.6 million, operating income of $117.9 million and net income of $72.9 million. Since our initial public offering in 1997, our total tons sold and processed have grown from 829,000 tons in 1997 to 1,815,000 tons in 2004 which represents a compound annual growth rate of 11.8% and our shareholders equity has grown from $60.8 million in 1997 to $230.7 million in 2004, which represents a compound annual growth rate of 21.0%.

        Since our initial public offering in 1997, we have completed the five greenfield projects described below, each of which involved the acquisition of land, construction of facilities from the ground up and installation of various machinery and equipment:

  •
  Mississauga, Ontario (1997): Upon completion, this state-of-the art tube manufacturing facility became one of the first facilities in Canada to provide hydroform quality tubing to be used by the automotive industry. In addition, we developed at this facility in-line capabilities to cut to precision lengths, finish, test and package tubing. We have since included these capabilities in the design of our subsequent tubing facilities.

  •
  Stoney Creek, Ontario (1999): This facility contains one of only two independent pickling operations in Canada. As compared to pickling operations owned by steel mills, we generally operate with a lower cost structure. This enables us to handle customer orders in quantities smaller than those which would be economical for integrated steel producers. We began commercial production at this facility in February 1999, just nine months after breaking ground. In fiscal 2004, we processed approximately 550,000 tons through the pickling line, which is approximately 29% higher than the manufacturer's annual rated capacity of 425,000 tons for this line.

  •
  Morrisville, PA (2000): Prior to completion of this facility, we had served the Northeastern United States structural tube market from our Montréal facility. However, based on sustained demand for our structural tube products, we were able to justify construction of this facility which commenced operations in 2000.

  •
  Jeffersonville, IN (2001): This specially designed tube manufacturing facility produces tubing for use in the hydroforming of automobile and light truck components.

  •
  LaSalle, Québec (2004): We recently completed this new facility to include new temper-rolling equipment, as well as slitting and cut-to-length equipment to consolidate certain of our operations and to achieve cost efficiencies.

        We believe that these greenfield projects have allowed us to grow profitability by lowering our costs of production while expanding our value-added processing and manufacturing capabilities. We plan to continue to grow internally by pursuing future greenfield projects as additional opportunities in our markets arise.

        Our business strategy is focused on profitable growth, higher margins and lower costs of production, providing value-added processing capabilities and expanding our range of services and customer base.

        We intend to achieve our objectives by continuing to focus on:

  •
  Providing value-added products and services.  We intend to continue to seek out further niche opportunities in order to provide our customers with additional services not generally available in our markets.

  •
  Pursuing internal growth through greenfield projects.  We intend to pursue internal growth opportunities that we anticipate will provide attractive returns to our shareholders. We believe that our emphasis on growth through greenfield projects has enabled us to extend our corporate culture into all of our new facilities, which in turn allows us to reduce our costs of production.

  •
  Developing technological improvements.  We intend to continue fully utilizing and, where possible, expanding the capabilities of our equipment by using new technology together with our experience and expertise. This has enabled us to consistently increase the rated capacity of many of our facilities and reduce our costs of production and increase customer satisfaction. This has also enabled us to work with our customers to develop and efficiently manufacture innovative value-added products.

  •
  Seeking joint ventures and appropriately priced acquisitions.  We will also continue to pursue opportunities to broaden our product range and customer base through joint ventures and selective acquisitions. We believe our record of success with joint ventures and our strong financial condition position us to find and act on additional opportunities of this type. We consider acquisition opportunities that are in line with our business strategy and that, in general, appear to be appropriately priced, immediately accretive and with strong local management.

        We believe that we have the following competitive strengths that will facilitate the implementation of our business strategy:

  •
  Ability to identify and capitalize on unique market opportunities.  Our chief executive officer, D. Bryan Jones, and our senior management team have an excellent record of identifying new market opportunities that, combined with our financial position and greenfield experience, allow us to react quickly and capitalize on these new opportunities as they arise. Our initiatives in tubing for hydroforming, pickling and temper-rolling reflect this ability.

  •
  Strategically located facilities.  Our facilities are strategically located to efficiently serve our broad customer base throughout the Northeastern and Mid-Atlantic United States and Central Canadian markets. Most of our customers are located within a 250-mile radius of our facilities which allows us to operate an efficient delivery system capable of handling a high volume of short lead-time orders. Additionally, the location of our facilities minimizes the freight costs associated with obtaining steel supply.

  •
  Management depth and experience.  Our senior management team has extensive industry experience and a demonstrated record of success. In addition, our service centers and processing facilities are managed on a decentralized, entrepreneurial basis, which provides our local managers the flexibility to respond to changing local market conditions.

  •
  Long-standing supplier relationships.  As a large purchaser of steel, we have developed long-standing relationships with certain primary producers of steel in the United States, Canada and abroad. We believe that these relationships, together with our increasing volume of purchases, enhance our ability to obtain quality steel at competitive prices and on a timely basis even during periods of tight supply.

  •
  Commitment to quality and customer service.  Our commitment to customer service, together with our just-in-time delivery capabilities permit us to satisfy the needs of our customers and allows us to provide quick and reliable service while maintaining our high quality standards. Our level of quality is exemplified by our ability to successfully meet the exacting standards of our customers, including those in the automotive and equipment manufacturing industries.

  •
  Effective management information systems.  We have reliable and scalable management information systems that help us to operate our business efficiently, including bar coding technology which enables us to monitor and allocate inventory among our operations. Our systems provide information with respect to the buying patterns of our customers and enable us to properly monitor our inventory turnover rates. We are continually pursuing opportunities to streamline the cost and time associated with customer and supplier communications, including electronic data interchange.

  •
  Strong financial position.  Our strong financial position and track record of continued profitability allows us to maintain and enhance our relationships with suppliers and customers. The strength of our balance sheet also furthers our ability to borrow funds on favorable terms in the event of an appropriate investment or acquisition opportunity that requires and justifies the incurrence of long or short-term debt financing.

Products and Services

        Our services include the following traditional service center processes:

  •
  slitting: the cutting of steel to specified widths along the length of steel coil;

  •
  leveling: a process used to flatten shape deficiencies in steel coil; and

  •
  cutting-to-length: involves cutting steel across the width of steel coil.

        Our services also include higher value-added processes, which process and transform steel to specified lengths, widths and shapes pursuant to specific customer orders, including the following:

  •
  roll forming: flat rolled coils can be pre-punched, in-line welded and formed into sophisticated shapes for specific purposes;

  •
  blanking: the cutting of steel into specific shapes with close tolerances; and

  •
  plate burning: the process of cutting steel, typically in excess of one inch thick, into specific shapes and sizes.

        In addition, we have recently expanded our services to include temper-rolling. Temper-rolling is an in-line process that improves the surface finish and flatness of cut-to-length sheet and plate and that eliminates coil memory or springback.

        A distinctive aspect of our company is our focus on pickling and tubing operations:

  •
  pickling is an in-line process for cleaning hot-rolled steel coils of rust, scale and dirt. Currently, we are one of only two independent picklers in Canada.

  •
  tubing is a process by which flat rolled coils are formed into circular, oval, square or rectangular shapes and the seams are electric resistance welded. Hydroforming is an innovative technology used in the manufacture of certain automotive parts which involves the application of water at high pressure to form and shape steel tubes. This reduces the cost and the weight of a steel component. Our tubing operations are presently structured as follows:

  •
  six mills, of which four are located in Canada and two are located in the United States;

  •
  a majority of our tube production is hollow structural sections, or HSS, tubing; and in addition

  •
  our tube mills in Mississauga, Ontario, and Jeffersonville, IN, were constructed specifically to meet the needs of high pressure hydroforming for the automotive industry and include in-line precision cutting, finishing, testing and packaging capabilities.

Suppliers

        We purchase flat rolled steel for processing from a number of North American and international primary steel producers in quantities that we believe are efficient for such producers. We concentrate on developing relationships with high-quality North American integrated steel mills and mini-mills, as well as international primary steel producers and on becoming a valued customer of such producers. We are a major customer of flat rolled coil for some of our principal suppliers but are not dependent on any one supplier. This enables us to maintain a continued source of supply at what we believe are competitive prices. We believe the accessibility and proximity of our facilities to major steel producers, together with our strong balance sheet, will continue to be an important factor in our maintaining good relationships with them.

        The steel industry as a whole is cyclical, and at times pricing and availability can be volatile due to numerous factors beyond our control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates.

Sales and Marketing

        Each of our sales and distribution operations maintains its own sales and marketing staff to serve the specific local needs of our customers. Our combined sales force consists of 128 salaried inside and outside sales representatives of which 26 are commissioned representatives. Our sales efforts are focused primarily on direct customer contact. We believe that management selling is essential to our sales and marketing success. Consequently our managers and product managers, as well as our president and our various vice presidents are all active in external sales. We feel that our commitment to quality, service and just-in-time delivery has enhanced our ability to build and maintain strong customer relationships.

Customers and Distribution

        In fiscal 2004, we processed steel for sale to approximately 7,000 customers. Our diversified customer and geographic base serves to reduce our exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2004, our top 20 customers accounted for less than 25.1% of total net sales and no single customer accounted for more than 4.0% of total net sales. Our major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, railway cars, ship building material, construction and heavy equipment and agricultural equipment. Our sales to automobile manufacturers and their suppliers combined with our sales to manufacturers supplying the automotive "after market" components and parts in fiscal 2004 accounted for approximately 21.4% of total net sales and our sales to other steel service centers accounted for approximately 18.4% of total net sales.

        Our facilities are strategically located to serve our broad customer base, which is largely located in the Northeastern and Mid-Atlantic United States, as well as Central Canada. These strategic locations allow us to operate an efficient delivery system capable of handling a high volume of short lead-time orders. We transport most of our products directly to customers via our own fleet of trucks, through independent trucking firms and through a logistics company owned by one of our directors. See "Major Shareholders and Related Party Transactions—Related Party Transactions."

        The following table sets forth the net sales of our Canadian and U.S. affiliates for the past three fiscal years:

	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002
	(In thousands of U.S. dollars)
Canadian affiliates	$419,532	$281,803	$253,926
U.S. affiliates	349,095	225,264	211,575

	$768,627	$507,067	$465,501

        Due to the impact of seasons and climate in the regions we predominantly serve, demand for certain of our products may fluctuate during the winter months.

Management Information Systems

        We maintain management information systems, including bar coding systems, which monitor and allocate inventory among our operations. In particular, the inventory system at American Steel provides information to all sales and management personnel on a real time basis which enables them to offer a wide range of products to their customers on a timely basis without the need to maintain an inventory of the full product line at all locations. Further, our systems generally provide information with respect to the buying patterns of our customers. Most of our systems have been developed specifically for the management of our particular operations, such as our processing and tubing operations. We have designed our systems to provide us with the ability to adapt quickly to our customers' needs. We actively pursue opportunities to streamline the cost and time associated with customer and supplier communications, including electronic data interchange. We are also constantly making improvements to our systems to ensure maximum efficiency, security and scalability for our future needs.

Quality Standards

        Our quality control systems establish controls and procedures covering all aspects of our products from the time the material is ordered by us through its receipt, production and shipment to our customers. These controls and procedures encompass periodic supplier audits, inspection criteria, traceability and certification. From time to time, we have successfully undergone quality audits by certain of our larger customers. To date, ten of Nova's facilities and American Steel's Auburn, Massachusetts facility have obtained ISO 9002 certification, a universal industrial quality control standard set by the International Organization for Standardization. Our remaining facilities are seeking ISO certification. Furthermore, three of our facilities located in Ontario and our facility in Jeffersonville, Indiana have achieved certification under QS 9000, which is the quality standard established by and for the North American automotive industry.

        We provide a variety of processing services which have undergone considerable evolution in the area of quality assurance to meet the stringent demands of our customers, and in particular, the Ontario automotive market. Nova and American Steel have established themselves as quality suppliers by consistently meeting the requirements of their respective customers' quality control audits.

Competition

        We compete with other regional and national steel service centers, single location service centers and, to a certain degree, primary steel producers and intermediate steel processors on a regional basis. We have different competitors for each of our products and within each geographic region. We compete on the basis of price, product selection and availability, customer service, quality and geographic proximity. Certain of our competitors have financial and operating resources in excess of our financial and operating resources.

Environmental

        Our facilities are subject to comprehensive and frequently changing federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment, including those related to air emissions, wastewater discharges, treatment, storage and disposal of hazardous substances and other materials and wastes, occupational health and safety, and in general, the emissions of pollutants into the environment.

        We believe that we are in material compliance with all applicable environmental laws and regulations. We do not anticipate any material expenditures to meet environmental requirements and do not believe that continued compliance with such existing laws and regulations will have a material adverse effect on our operations or financial condition. However, we cannot predict the environmental laws or regulations that may be enacted in the future or how existing or future laws and regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretations of existing laws and regulations, may require additional expenditures by us which could vary substantially from those currently anticipated.

        Our subsidiary American Steel was named as one of 19 defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI, which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add additional defendants, aggregating to a total of 57 defendants. The plaintiffs claim that we are liable based upon alleged shipments to the site by American Steel, prior to its acquisition by us in 1996. The plaintiffs have identified over 100 potentially responsible parties, or PRPs, and the Environmental Protection Agency, or EPA, has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. We also received, on or about April 25, 2003, an EPA claim letter seeking reimbursement of costs incurred and to be incurred at the site. American Steel responded to the claim by denying liability for the site, but was also working with other PRPs to evaluate its options for resolving the matter. The plaintiffs seek recovery of investigative expenses incurred and to be incurred, together with a declaration of liability for all future remediation costs at the site. We do not believe it is currently possible to estimate our share, if any, of such investigative expenses or future remediation costs with reasonable certainty. The defendants have formed a PRP committee (in which we are participating) to monitor the site investigation. We believe that we have meritorious defenses against the claims raised in the action and we intend to defend our position vigorously should the litigation proceed. However, we cannot provide assurances that we will prevail should the litigation proceed and any significant loss could have a material adverse effect on our financial results.

        Certain of the facilities that we occupy have been in operation for many years and, over such time, we and the prior owners or operators of such properties may have generated and disposed of wastes which are or may be considered hazardous. Accordingly, it is possible that additional environmental liabilities may arise in the future as a result of any such waste generation and disposal.

Legal Proceedings

        In addition to the claims mentioned in the "Environmental" section above, we are a party to various legal actions that we believe are ordinary in nature and incidental to the operation of our business. In our opinion, the outcome of these additional proceedings are not likely to have a material adverse effect upon our business, results of operations or financial condition.

Government Regulation

        In addition to environmental laws and regulations our operations are governed by many other laws and regulations, including, without limitation, those relating to workplace safety and employee health. In addition, our subsidiaries and affiliates own and lease trucks for transporting products at various facilities. The operation and maintenance of these vehicles is governed by various safety regulations. We believe that we are in compliance with these laws and regulations in all material respects and we do not believe that continued compliance with such laws and regulations will have a material adverse effect on our business, results of operations or financial condition.

Organizational Structure

        We are the holding company for two main operating groups: (i) our Canadian affiliates, consisting of Nova Steel Ltd. (which since January 1, 2005, includes the Metco Steel division), Nova Tube Inc., Cresswell Roll Forming Inc., Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited; and (ii) our U.S. affiliates, consisting of Integrated Steel Industries, Inc., a U.S. holding company, American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC.

        The following chart illustrates the organization of our subsidiaries and their country of organization:

  (a)
  Since January 1, 2005, Metco Steel Inc., formerly one of our wholly-owned subsidiaries is now a division of Nova Steel Ltd.

  (b)
  50% voting interest.

Property, Plants and Equipment

        The following chart describes each of our Canadian operations:

Subsidiary/Location				Description of Operations and Products	Title

Nova Steel Ltd./ LaSalle, Québec	• •	160,000 sq. ft Temper mill	•	Hot-rolled, hot-rolled pickled and oiled and tubing	Owned
	•	Two cut-to-length lines
	•	Two slitting lines

Nova Steel Ltd./ Dorval, Québec	• • •	75,500 sq. ft Two slitting lines Multi-blanking line	•	Hot-rolled, hot-rolled pickled and oiled and cold-rolled products and tubing	Leased to May 31, 2005*
	•	Three flat bar edging lines

Nova Steel Ltd./ Lachine, Québec	• •	71,000 sq. ft Two cut-to-length lines	•	Hot-rolled sheets, plate and plate coil products	Leased to March 31, 2005
	•	Burning

Nova Steel Ltd./Cambridge, Ontario	• •	49,100 sq. ft Two slitting lines	•	Hot-rolled, hot-rolled pickled and oiled, cold-rolled and coated slit coils	Leased to Nov. 30, 2009*

Delta Tube and Company, Limited/ LaSalle, Québec (60% owned)	• •	100,000 sq. ft HSS tube mill, up to 5" × 5" × 1/4"	•	Toll rolling of HSS tubing for Nova and pipe for Ispat Sidbec Inc.	Owned

Nova Tube Inc./ Baie d'Urfé, Québec	• • •	47,100 sq. ft Hot-rolled tube mill Cold-rolled tube mill up to 3" O.D.	•	Toll rolling of tubing for Nova for the automotive and furniture industries, other manufacturers and the structural market	Leased to May 31, 2008*

Nova Tube Ontario Inc./ Mississauga, Ontario	• •	90,000 sq. ft Cold-rolled tube mill up to 4" O.D.	•	High quality mechanical tubing targeting hydroformed automobile components and other automotive and general manufacturing applications	Leased to April 30, 2007*

Nova Steel Processing Centre Ltd./ Stoney Creek, Ontario	• • •	171,000 sq. ft Pickling line Two slitting lines	•	Pickling and slitting of coils on a toll rolling basis	Owned

Argo Steel Ltd./ Lachine, Québec	• • •	53,000 sq. ft Slitting line Cut-to-length line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to March 31, 2005
	•	Blanking line
	•	Shearing

Argo Steel Ltd./ Brampton, Ontario	• •	63,100 sq. ft Precision multi-blanking line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Nov. 30, 2008*
	•	Slitting line

Cresswell Roll Forming Inc./ Granby, Québec	• • •	127,000 sq. ft 15 roll forming lines Seven punch presses	• •	Variety of sophisticated roll formed sections on customer demand Pallet racking	Owned
	•	Stamping and manufacturing
	•	In-line welding
	•	Electrostatic powder coating

Cresswell Roll Forming Inc./ St. Hubert, Québec	•	118,300 sq. ft	•	Front loader buckets	Leased to Dec. 31, 2011*

Cresswell Roll Forming Inc./ Shawinigan, Québec	• • •	12,000 sq. ft Five punch presses Stamping	•	Hardwood flooring nails, nailers and accessories	Leased to Feb. 28, 2009
	•	Assembly

*
Indicates a facility leased from a related party. See "Major Shareholders and Related Party Transactions."

        The following chart describes our two tubing facilities in the United States:

Subsidiary/Location				Description of Operations and Products	Title

Nova Tube and Steel, Inc./ Morrisville, PA	• •	163,300 sq. ft HSS tube mill up to 6" × 6" × 3/8"	• •	Hot-rolled HSS tubing up to 6" square Hot-rolled sheet and plate coil	Owned
	•	Heavy gauge slitter
	•	Heavy gauge cut-to-length line

Nova Tube Indiana, LLC/ Jeffersonville, IN	• •	108,000 sq. ft Mechanical tube mill up to 7" O.D.	•	High quality mechanical tubing targeting hydroformed automobile and truck frame components	Owned

        The following chart describes each of our other nine operations in the United States:

Subsidiary/Location				Description of Operations and Products	Title

American Steel/ Albany, NY	• •	40,000 sq. ft Shearing	•	Pipe and tubing, hot-rolled products and galvanized sheet	Owned
	•	Bar sawing	•	Stainless steel and aluminum
			•	Tubing

American Steel/ Ashland, VA	• •	45,000 sq. ft Shearing	• •	All carbon steel products Stainless steel and aluminum	Owned
	•	Bar sawing	•	Tubing

American Steel/ Auburn, MA	• • • •	105,000 sq. ft Four slitting lines Leveling and cut-to-length line Blanking line	• •	Leading supplier of cold-rolled, high carbon, strip steel in the Northeastern United States
				Processing of cold-rolled, galvanized, aluminum and stainless coils to supply sheets for all of our divisions	Owned
			•	Processing of coated sheets, intermediate tempered sheets and bright finished materials

American Steel/ Cumberland, RI	• •	49,000 sq. ft Shearing	• •	Hot-rolled products, cold-rolled bars Stainless steel and aluminum	Owned
	•	Bar sawing	•	Tubing

American Steel/ Harrisburg, PA	• • •	104,000 sq. ft Shearing Bar sawing	•	Full line of carbon products, particularly stainless steel and aluminum sheet	Owned
			•	Tubing

American Steel/ Hartford, CT	• • •	36,000 sq. ft Shearing Bar sawing	•	Cold finished carbon steel bars, cold-rolled, coated, stainless steel and aluminum sheet	Owned
			•	Tubing

American Steel/ Norwood, MA	• • •	55,000 sq. ft Shearing Bar sawing	•	Cold finished carbon steel bars, cold-rolled, hot-rolled, coated, stainless steel and aluminum sheet	Owned
			•	Tubing

American Steel/ Portland, ME	• • •	59,000 sq. ft Shearing Bar sawing	•	Full line of products, including high strength, hot-rolled plates for the shipbuilding industry and stainless steel bar grating for corrosive pulp and paper and food processing industries	Owned

American Steel/ Syracuse, NY	• •	53,000 sq. ft Shearing	• •	Primarily hot-rolled products Stainless steel and aluminum	Owned
	•	Bar sawing	•	Tubing

        Three of our facilities are leased under agreements that expire during fiscal 2005. We plan to extend the leases of our Nova Steel facility located in Dorval, Québec, and our Argo Steel facility located in Lachine, Québec. We do not intend to renew the lease of our Nova Steel facility located in Lachine, Québec, as we plan to move this operation into another of our existing locations.

        Substantially all the assets of certain of our subsidiaries are subject to blanket liens for the benefit of certain lenders.

        Each of the above facilities is fully utilized.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read this discussion together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus.

Overview

        Our operations historically have been conducted under the management philosophy of D. Bryan Jones, our founder and chief executive officer. We were incorporated on April 4, 1997 as part of a reorganization in order to consolidate the operations of American Steel and Aluminum Corporation, or American Steel, and Nova Steel Ltd., or Nova, under one holding company.

        Our consolidated financial statements include the accounts and transactions of our U.S. affiliates and our Canadian affiliates at historical cost, except that all material intercompany balances and transactions have been eliminated. All references to our fiscal years and to those of our subsidiaries and affiliates are to fiscal years ended on the last Saturday of November.

        We sell products in Canada and the United States. All our sales and payments are made in either Canadian dollars or U.S. dollars. Because we conduct our operations generally on the basis of short-term orders, backlog is not a meaningful indicator of our future performance. Our results of operations are affected by numerous external factors, such as general economic and political conditions, competition and steel pricing and availability.

        We have grown our business internally and through acquisitions to become a multi-facility, multi-process steel service center. We have achieved additional growth through developing value-added services in processing and geographic niches. We are one of four producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We also have recently installed a new in-line temper mill, which will make us the only independent provider of this high-precision service in Canada. We have been profitable in each year since we commenced operations in 1979, except for a loss of less than $200,000 in 1990. Our total tons sold and processed and our shareholders' equity grew from 1997 to 2004 at a compound annual rate of 11.8% and 21.0% respectively.

        Through our subsidiaries, we sell a broad range of products, many of which have different gross margins. Products that have undergone more value-added processing, as well as manufactured products, generally have a higher gross margin. Toll processing generally results in lower selling prices per ton but higher gross margins as a percentage of net sales than direct sales. Accordingly, our overall gross margin is affected by product mix and the amount of toll processing performed, as well as volatility in selling prices and material purchase costs. Net sales include direct sales and toll processing revenues. Cost of goods sold includes raw material, freight-in and labor costs.

        Our accounts receivable, as recorded on our balance sheet, typically reflect invoices which are dated within three months prior to, and which are unpaid at, the date of the balance sheet. The amount of our accounts receivable as recorded on our balance sheet will therefore reflect the recent increasing or decreasing trends in selling prices as well as in sales volumes. Similarly, our inventories, which we seek to turn as frequently as possible and which we report on a first-in first-out basis, will reflect recent inventory replacement costs. As our inventory replacement costs increase or decrease, based on similar inventory volumes, our inventories as recorded on our balance sheet will increase or decrease accordingly. As a result, we believe that the increases in our accounts receivable and our inventories at the end of fiscal 2004 compared with fiscal 2003 are largely a reflection of the increases in our selling prices and in our steel replacement costs during the last quarter of fiscal 2004 compared with the last quarter of 2003.

        While the steel service center industry is largely a regional business, it can be affected by the broader industrial markets. Beginning in the last fiscal quarter of 2004 and continuing into the first fiscal quarter 2005, we have observed that North American steel prices, which had been at a premium to global steel prices throughout the first three fiscal quarters of 2004, have come more in line with world steel prices. We have also seen some inventory corrections during this same period as a result of seasonal factors and relatively high service center inventories, which have had the effect of reducing selling prices. Although we do not expect our results in fiscal 2005 to benefit as much from inventory valuation gains as they did in fiscal 2004, based on discussions with our customers we believe that there is currently continued strong demand in many manufacturing industries. Nevertheless, given the possible impact of interest rate and exchange rate fluctuations, other general economic factors, as well as the impact of various global events that may affect our markets, it is difficult to accurately forecast future results. See "Risk Factors—The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results," and "Risk Factors—Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from one or more of these industries could result in lower operating income and profitability."

        In recent years, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. At times, this affected the availability and prices of flat rolled carbon steel. Effective in January 2004, North American steel producers implemented raw material surcharges to offset these costs at least until these shortages subside. More recently, due in part to the surcharges and a number of additional factors, including the strengthening of the general economy, the increased consolidation of North American steel producers and the increasing demands for steel from the Asian markets, there has been a sharp rise in the price we pay for raw material. As a result, we have increased prices for our flat rolled carbon steel products in part to pass on these surcharges to our customers. There can be no assurance that we will be able to pass on these surcharges and price increases to our customers in the future. In addition, certain of our customers are paying the additional amounts related to the surcharges under protest. If these and other similarly situated customers were to assert claims that they are not obligated to pay the amounts related to the surcharges and ultimately prevailed on such claims, this could have a material adverse effect on our business, results of operations and financial condition in one or more future reporting periods.

Selected Results of Operations

        We have set forth in the following table for each of the periods presented certain statement of operations data expressed as a percentage of net sales.

	Years Ended
	November 30, 2002	November 29, 2003	November 27, 2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	75.5	79.0	70.7

Gross margin	24.5	21.0	29.3
Operating expenses	17.1	16.5	13.9

Operating income	7.4	4.5	15.4
Interest expense	1.0	1.0	0.6
Share in income of joint ventures	(0.2)	(0.1)	(0.0)

Income before income taxes	6.6	3.6	14.8
Income taxes	2.2	1.1	5.3

Net income	4.4	2.5	9.5

Fiscal 2004 Compared to Fiscal 2003

        In fiscal 2004, our net sales increased by $261.5 million or 51.6% to $768.6 million compared with $507.1 million in fiscal 2003. During fiscal 2004, the steel industry in general experienced significant price increases by the North American steel producers arising from raw material cost and supply factors which, in turn, also led to the introduction of surcharges. Accordingly, our average selling prices escalated through the year and were significantly higher than in fiscal 2003. In addition, the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the net sales of our Canadian subsidiaries in the consolidated financial statements for fiscal 2004 had a positive impact of approximately 13.1% on our net sales.

        Furthermore, our tons sold and processed increased by 9.1% to 1,815,000 tons in 2004 from 1,664,000 tons in fiscal 2003. Our tons sold and processed in 2004 includes 914,000 tons from direct sales and 901,000 tons from toll processing, compared with 870,000 tons from direct sales and 794,000 tons from toll processing in fiscal 2003.

        Our gross margin increased from $106.2 million in fiscal 2003 to $225.1 million in fiscal 2004, and as a percentage of net sales from 21.0% in fiscal 2003 to 29.3% in fiscal 2004. These increases are primarily attributable to the strong pricing conditions and improved economic environment in fiscal 2004 in contrast to the weak market conditions we experienced through the first three quarters of fiscal 2003, as well as to our focus on regaining and improving our gross margin percentage.

        Our operating costs as a percentage of net sales decreased to 13.9% of sales from 16.4% in 2003. The decrease in percentage was attributable to our higher net sales. In absolute dollars our operating expenses increased by $24.0 million. This increase was attributable to the impact of the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the operating expenses of our Canadian subsidiaries in the consolidated financial statements for 2004, the consolidation for the full year of one of our operations which was formerly consolidated for only five months, profit-related bonuses, annual salary and wage increases, and various costs resulting from the operating levels in our facilities.

        In fiscal 2004, our interest expense decreased by $0.2 million or 5.4% to $4.9 million compared with $5.1 million in fiscal 2003. Some of our interest rates were impacted positively by reductions in interest premiums which resulted from improved covenant ratios. In addition, we reduced the overall interest bearing debt during fiscal 2004.

        Our effective income tax rate in fiscal 2004 was 35.6% of income before taxes compared to 29.1% in fiscal 2003. The increase is attributable in part to a reduction in the impact on our effective income tax rate of the Canadian tax incentive for manufacturing and processing activities and to the unavailability of certain previously available U.S. tax credits.

Fiscal 2003 Compared to Fiscal 2002

        In fiscal 2003, our tons sold and processed increased by 3.8% to 1,664,000 tons from 1,604,000 tons in fiscal 2002. Our tons sold and processed in fiscal 2003 included 870,000 tons from direct sales and 794,000 tons from toll processing, compared with 867,000 tons from direct sales and 737,000 tons from toll processing in 2002.

        Our net sales increased by approximately $41.6 million, or 8.9%, to $507.1 million in fiscal 2003, compared with $465.5 million in 2002. The increase was partly attributable to higher processing volumes but also due to prices which, after moving downward through the first half of the year, trended upward through the second half.

        Our gross margin, as a percentage of net sales, decreased to 21.0% in fiscal 2003 from 24.5% in fiscal 2002. The decrease was attributable to weak market conditions prevailing in the first half of fiscal 2003 caused by excess inventories throughout the industry.

        Our operating expenses, as a percentage of net sales, decreased to 16.5% of sales in fiscal 2003 from 17.1% in fiscal 2002. The decrease in percentage was mainly attributable to our higher net sales. In absolute dollars, our operating expenses increased by $3.5 million. This increase was due mainly to increased operating levels in certain of our facilities and the consolidation of one of our operations which was formerly accounted for on an equity basis.

        Our interest expense remained unchanged at $5.1 million. This was a result of the overall borrowings remaining at the same level as 2002.

        Income before income taxes decreased by $11.8 million, or 39.1%, to $18.4 million in fiscal 2003 from $30.2 million in fiscal 2002. This decrease was due mainly to our lower gross margins.

        Our income taxes in fiscal 2003 were $5.3 million and represented 29.1% of our income before taxes, compared to $10.1 million representing 33.4% of our income before income taxes in fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001

        In fiscal 2002, our tons sold and processed increased by 11.4% to 1,604,000 tons from 1,440,000 tons in fiscal 2001. Our tons sold and processed in fiscal 2002 include 867,000 tons from direct sales and 737,000 tons from toll processing, compared with 773,000 tons from direct sales and 667,000 tons from toll processing in fiscal 2001.

        Net sales increased by approximately $48.5 million, or 11.6%, to $465.5 million, compared with $417.0 million in fiscal 2001. The increase was mainly attributable to our higher selling prices and higher volumes.

        Gross margin, as a percentage of our net sales, increased to 24.5% in fiscal 2002 from 22.8% in fiscal 2001. The increase was attributable to the rapid increase in our selling prices during fiscal 2002, to the increase in the number of tons we processed for others and to our management of inventories.

        Our operating expenses, as a percentage of net sales, decreased to 17.1% of sales in fiscal 2002 from 18.4% in fiscal 2001. The decrease in percentage was mainly attributable to our higher selling prices. In absolute dollars, our operating expenses increased by $3.0 million. This increase was due mainly to our increased operating levels.

        Our interest expense decreased by approximately $1.4 million, or 21.6%, to $5.1 million, compared to $6.5 million in fiscal 2001. This decrease was mainly due to the lower level of our bank indebtedness.

        Income before income taxes and minority interest increased by $18.3 million, or 153.8%, to $30.2 million in fiscal 2002 from $11.9 million in fiscal 2001. This increase was due mainly to our higher selling prices and our higher gross margins.

        Our income taxes in fiscal 2002 were $10.1 million and represented 33.4% of income before taxes and minority interest, compared to $3.9 million representing 32.8% of income before income taxes and minority interest in fiscal 2001.

Liquidity and Capital Resources

        Our principal capital requirement is to fund our growth, including greenfield projects, strategic acquisitions, the purchase and upgrading of processing equipment, the construction of related facilities and additional working capital. Historically, we have used cash generated from operations and revolving credit borrowings under our credit facilities to finance our working capital requirements. We have financed acquisitions and capital additions from the proceeds of long-term indebtedness under our credit facilities.

        We generated net cash from our operating activities for fiscal 2002, 2003 and 2004 in the amounts of $13.2 million, $19.1 million and $17.8 million, respectively. These variations are attributable mainly to fluctuations in our overall accounts receivable and inventory levels which reflected the then existing market conditions.

        In fiscal 2002, 2003 and 2004 the amounts of net cash we used for investing activities were $16.5 million, $17.0 million and $3.3 million, respectively. During 2004, the cash we used for investing activities consisted primarily of $9.1 million of capital expenditures in our LaSalle, Québec facility. From fiscal 2002 to date, we have made significant investments in the facility at LaSalle as well as in equipment at St. Hubert, Québec and Stoney Creek, Ontario.

        Our net cash from (used for) financing activities for fiscal 2002, 2003 and 2004 was $0.3 million, $0.1 million and ($14.9) million, respectively. These differences are mainly due to fluctuations in our working capital items.

        We believe that funds available under our credit facilities together with the funds from our operations will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital requirements and capital expenditure requirements over the next 24 months. Our capital requirements are subject to change as business conditions warrant and opportunities arise. In connection with our internal and external expansion strategies we may, from time to time, seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to our customers' demands. We plan to refinance our U.S. revolving credit and term loan agreements when they become due in 2006. We expect to generate enough cash to repay all of our other long-term debt.

        At November 27, 2004, our revolving credit facilities consisted of the following:

  •
  a revolving credit agreement entered into during 2001 by one of our U.S. wholly-owned subsidiaries with a group of U.S. banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006. At November 27, 2004, there was an amount of $28.7 million in available borrowings of which $10.3 million had been drawn down by us and was outstanding under this agreement. The interest rate on the borrowings under the credit agreement is the lead bank's prime rate, 5.0% as at November 27, 2004, plus a margin varying from 0.0% to 1.25%, or LIBOR, 2.21% as at November 27, 2004, plus a margin varying from 1.25% to 2.5%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as at November 27, 2004. Borrowings are collateralized by assets of the U.S. subsidiary having a carrying value of $46.6 million; and

  •
  various demand revolving credit facilities entered into by certain of our Canadian subsidiaries with certain Canadian banks, each of which are renegotiated on an annual basis and are available by either prime rate loans or bankers' acceptances, bearing interest at the lenders' prime rate, 4.25% as at November 27, 2004, or bankers' acceptance rates, respectively, plus a premium varying from 0.0% to 0.5%. At November 27, 2004, our outstanding borrowings under the Canadian credit facilities were approximately $3.4 million and were incurred in connection with working capital requirements arising in the ordinary course of business. Each of these credit facilities is secured by accounts receivable, inventories and a negative pledge on certain assets of each of the entities which is a borrower under its respective revolving credit agreement.

        There are no cross collateralizations among the various Canadian credit facilities or between the Canadian credit facilities and the U.S. credit facility.

        At November 27, 2004, our long-term debt consisted of the following:

  •
  a credit facility entered into with two Canadian banks consisting of a term facility and a revolving demand facility, expiring on February 28, 2006. Borrowings under our term facility amounted to $1.8 million at November 27, 2004 of which an amount of approximately $1.2 million bears interest at a rate of 6.4% plus a premium varying from 0.0% to 0.75%, an amount of $0.3 million bears interest at a rate of 8.0% plus a premium varying from 0.0% to 0.75% and an amount of $0.3 million bears interest at a rate of 7.97% plus a premium varying from 0.0% to 0.75%. The revolving demand facility of approximately $0.6 million bears interest at the lender's prime rate, 4.25% as at November 27, 2004, plus a rate varying from 0.0% to 0.75%, none of which was outstanding at November 27, 2004. As at November 27, 2004 the effective interest rate on the outstanding borrowings under this facility was 7.4%. The credit facility is secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of one of our wholly-owned Canadian subsidiaries and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by that Canadian subsidiary. Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as at November 27, 2004;

  •
  a mortgage loan amounting to $5.1 million, bearing interest at a rate of 5.75%, maturing on October 22, 2018, repayable in monthly capital installments of $0.03 million, secured by a first priority hypothec (or mortgage) on the land and building of one of our wholly-owned Canadian subsidiaries, having a carrying value of $8.6 million as at November 27, 2004, and an annual prepayment option of 15% of the outstanding loan balance each year;

  •
  a $53.0 million term loan agreement entered into during 2001 by one of our wholly-owned U.S. subsidiaries with a group of U.S. banks maturing on April 7, 2006, of which $43.5 million was outstanding at November 27, 2004. The interest rate on the term loan is the lead bank's prime rate, 5.0% as at November 27, 2004, plus a margin varying from 0.125% to 1.375%, or LIBOR, 2.21% as at November 27, 2004, plus a margin varying from 1.375% to 2.625%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as at November 27, 2004. The term loan is collateralized by assets of that U.S. subsidiary having a carrying value of $46.6 million. As required by the term loan agreement, the U.S. subsidiary entered into an interest rate swap agreement in April 2001 to fix the interest rate at 5.27% plus the applicable margin on borrowings up to $30.0 million through April 18, 2005 and borrowings up to $20.0 million through April 16, 2006. As at November 27, 2004, the interest rate on $30.0 million was 6.65% and the effective interest rate on the excess was 2.94%. See "Hedging;" and

  •
  loans from our president, D. Bryan Jones, amounting to $0.9 million, bearing interest at Royal Bank of Canada's prime rate, 4.25% as at November 27, 2004, plus a premium of 0.75%. See "Major Shareholders and Related Party Transactions."

        Our obligations described in the above four bullet points rank on a pari passu basis.

        Our credit facilities contain various restrictive covenants which require us to maintain minimum net worth levels, certain financial ratios and limitations on dividends and capital expenditures. As at November 27, 2004 we were in compliance with all such restrictive covenants. Our credit facilities restrict our ability to receive dividends and interest from our subsidiaries.

        As at November 27, 2004, we had $0.1 million outstanding under various letters of credit.

        As at November 27, 2004, advances by Peter J. Ouimet, the president of Argo Steel Ltd., one of our Canadian subsidiaries, amounted to $0.7 million, bearing interest at Royal Bank of Canada's prime rate, 4.25% as at November 27, 2004, plus a premium of 0.5%, without repayment terms. See "Major Shareholders and Related Party Transactions."

        The following loans were repaid during fiscal 2004:

  •
  a loan amounting to $0.2 million secured by a security agreement constituting a first ranking fixed charge (or lien) on the machinery, equipment and vehicles of one of our Canadian subsidiaries, that bore interest at 8.9%; and

  •
  a promissory note amounting to $1.3 million, secured by a moveable hypothec (or lien) on all present and future property of one of our Canadian subsidiaries, that bore interest at the Bank of Montréal's prime rate plus a premium of 0.75%.

Off-balance Sheet Arrangements

        As at and for the year ended November 27, 2004 we had no off-balance sheet arrangements that had or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

        A summary of the payments due under our debt and other contractual obligations as at November 27, 2004 is as follows:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of U.S. dollars)
Long-term debt	$61,621	$4,855	$51,989	$840	$3,937
Operating leases	13,080	3,668	5,478	2,621	1,313
Purchase obligations	69,061	69,061	–	–

	$143,762	$77,584	$57,467	$3,461	$5,250

        The amount of purchase obligations included in the above table reflects our estimate of steel on order, in production and unshipped and for which we believe we would have an obligation to pay. Most of our purchase orders may be cancelled without penalty upon giving sufficient notice. In the normal course of business, we purchase approximately $652.0 million of steel per year, of which we estimate no more than approximately $69.1 million was outstanding at November 27, 2004 in the form of firm purchase orders.

Effects of Inflation

        Inflation generally affects us by increasing the cost of personnel, processing equipment, purchased steel and borrowings under our credit facilities and other indebtedness. We do not believe that inflation has had a material effect on our operating income over the last three fiscal years. However, inflation has had and could have a material effect on our financing costs based on its impact on amounts borrowed, the prime rate and LIBOR.

Effects of Foreign Currency Fluctuations

        Although our financial results are reported in U.S. dollars, some of our revenues are derived from sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, and converted into Canadian dollars based upon the average monthly exchange rate at the time of sale. If we are not able to successfully hedge our currency exposure, fluctuations in the rate of exchange between the Canadian dollar and the U.S. dollar could have a material effect on our financial condition, results of operations and cash flow. See "Quantitative and Qualitative Disclosures About Market Risk."

        In addition, when we consolidate the financial statements of our Canadian subsidiaries' into ours, they are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar. As a result, fluctuations in the value of the U.S. dollar could have a material effect on our results of operations and assets and liabilities as reported in our financial statements.

Hedging

        We formally document all relationships between hedging instruments and the hedged items, as well as our risk-management objectives and strategies for undertaking various hedge transactions. We formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

        We discontinue hedge accounting prospectively when (a) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (b) the derivative expires or is sold, terminated or exercised, or (c) we determine that the designation of the derivative as a hedge instrument is no longer appropriate. In these situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

        We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with reputable financial institutions and we do not hold derivative instruments for trading purposes.

        At November 27, 2004, one of our U.S. subsidiaries had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement. See "Liquidity and Capital Resources." This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive income.

        We utilize forward contracts, from time to time, to hedge our exposure to Canadian dollar exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. Forward contracts are entered into with reputable financial institutions and we do not enter or hold foreign exchange forward contracts for trading purposes. There were no forward foreign exchange contracts outstanding at November 27, 2004.

Changes in Accounting Policies

        Effective November 30, 2003, we adopted FASB Interpretation, or FIN, 46, Consolidation of Variable Interest Entities. Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. However, we have determined that we did not have investments in variable interest entities. Accordingly, FIN 46 did not have a material initial impact on our consolidated financial statements.

Application of Critical Accounting Policies

        The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. The estimates and assumptions are based on our historical experience and past performance. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, we monitor and evaluate our estimates and assumptions. The following critical accounting policies reflect what we believe require our most difficult, subjective or complex judgments:

        Goodwill.    Following the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but its carrying value must be tested annually for impairment. For the purpose of testing goodwill impairment, we and an independent appraiser perform a valuation analysis of the reporting unit annually. The most recent valuation report indicated that the fair value of the reporting unit exceeds its carrying value, including goodwill. Therefore no impairment loss had to be recognized in the November 27, 2004 consolidated financial statements.

        Allowance for doubtful accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, increases to the allowance may be required.

        Income taxes.    Deferred income taxes include the benefit of losses carried forward when it is reasonably likely that future profits will result. Should the opportunity to realize the benefit of these losses expire, such amounts would result in additional deferred income tax expense.

        Derivatives.    We have designated an interest rate swap agreement to manage our exposure to interest rate risk as a cash flow hedge. Changes in fair value are reported as a separate component of shareholders' equity in accumulated other comprehensive income. We formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. Should this hedge cease to be highly effective, any changes in fair value will be recognized in current period earnings.

Trend Information

        During our current, as well as our previous quarter, we have seen steel prices in North America, which had been at a premium, realign with world steel prices. While we have seen some inventory corrections during this same period, we continue to receive reports of continued strong demand in many manufacturing industries which should bode well for steel demand and steel prices in 2005. That being said, given the possible impact of interest rates, exchange rates as well as global events and economic factors on our markets it is difficult to accurately forecast future results. As such, it is not certain that we will be able to maintain our present levels of sales and profitability. However, although we do not expect to experience the same inventory gains in 2005 as in 2004, we do expect current market conditions to continue to produce strong results.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following are the members of our board of directors and our executive officers:

Name	Age	Positions(s) Held
D. Bryan Jones(a)(b)	64	Chairman of the Board, President, Chief Executive Officer and Director
Christopher H. Pickwoad(b)	65	Executive Vice President, Chief Financial Officer and Director
Robert D. Taberner	53	Vice President and General Manager—Nova Steel, Ontario
Stephen D. Shaw	57	President and Chief Operating Officer—American Steel
Scott B. Jones	40	Vice President, Secretary and Director
Roger Daigneault	48	Vice President, Corporate Purchasing
Peter V. Balboni	58	Vice President, Finance and Treasurer—American Steel
Michael L. Richards(c)	65	Director
John LeBoutillier, C.M.(a)(b)(c)	60	Director
Alexander Adam(a)(c)	60	Director

(a)
Member of Compensation Committee.

(b)
Member of the Nominating Committee.

(c)
Member of the Audit Committee.

        D. Bryan Jones has over 43 years of experience in the selling, marketing and production of flat rolled products. In 1967, he and a partner formed St. Laurent Steel, and he served for many years as its vice president and general manager until the time of its sale to a major North American steel service center. In 1979 he incorporated Nova Steel Ltd. He has served as president and chief executive officer and as a director of Nova Steel Ltd., or Nova, since its founding. He has been our chairman of the board, president and chief executive officer since April 4, 1997.

        Christopher H. Pickwoad has 24 years of experience in the steel industry and has been employed by us since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been our executive vice president, chief financial officer and a director on our board since April 4, 1997.

        Robert D. Taberner has 25 years of sales and marketing experience in the Ontario flat rolled market. He has served as the vice president and general manager of our Ontario facilities since 1992.

        Stephen D. Shaw has 36 years of experience in the steel industry, the last 21 years of which were in steel distribution in Canada and the United States. He joined us in August 1997.

        Scott B. Jones has 17 years of experience in the steel industry and has been employed by us since 1991. He has been a vice president, secretary and a director on our board since April 4, 1997. He is the son of D. Bryan Jones.

        Roger Daigneault has been employed by us since 1984. He was employed by Ispat Sidbec Inc. for eight years in sales and production prior to joining us.

        Peter V. Balboni joined American Steel in 1975 and has served as its vice president, finance and treasurer since 1980.

        Michael L. Richards has been a director on our board since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, Canadian counsel to the Company. He is also a director of Intertape Polymer Group Inc.

        John LeBoutillier, C.M., has been a director on our board since September 24, 1997. Mr. LeBoutillier has been the chairman of the board and president of Mazarin Inc. since January 2004. He is also chairman of the board of Roctest Ltd., and a director of Industrial Alliance Insurance and Financial Services Inc., Shermag Inc. and Asbestos Corporation Limited. From March 2000 to December 2003, Mr. LeBoutillier was a company director. From November 1996 to March 2000, Mr. LeBoutillier was the president and chief executive officer of Iron Ore Company of Canada and prior to November 1996, he was the president and chief executive officer of Ispat Sidbec Inc., the major steel supplier with which we own Delta Tube and Company, Limited.

        Alexander Adam has been a director on our board since April 1, 2003. Mr. Adam is also a director of Gennum Corporation and serves on the advisory board of Thomson-Gordon Inc. From June 1996 to August 2002, Mr. Adam was the president and chief executive officer of Algoma Steel Inc. He previously held executive positions at Toyota Motor Manufacturing Canada Ltd. (TMMC) and Stelco Inc.

Management Compensation

        During fiscal 2004, the aggregate compensation paid by us to the named executive officers as a group for services rendered by them to us totaled $5.0 million. One of our executive officers receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiation between that officer and us. This bonus is included in the aggregate compensation disclosed in this paragraph.

Compensation of Directors

        Our non-employee directors are remunerated for their services with an annual retainer fee and an attendance fee for each meeting of the board of directors or meeting of a committee thereof attended. In fiscal 2004, we paid each of our non-employee directors an annual fee of $8,000, plus a fee of $1,500 for each board of directors meeting and each committee meeting attended, except that the chairmen of committees of the board of directors were paid a fee of $3,000 for each meeting at which they acted as chair. In fiscal 2004, payments made by us to the directors for their services as directors amounted to $0.1 million. We also reimbursed out-of-pocket expenses related to the directors' attendance at such meetings.

Board Practices

        Our board of directors currently consists of six members. Our directors are elected in rotation so that at the first meeting of our shareholders for the election of directors, one-third of the number of directors to be elected were elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected were elected to hold office until the second annual meeting of our shareholders held after that meeting and the balance of the number of directors to be elected were elected to hold office until the third annual meeting of shareholders held after that meeting. At each subsequent annual meeting, directors are elected to fill the positions of those directors whose term of office has expired. Unless otherwise removed from the board, elected directors hold office until the third annual meeting after their election. A director whose term of office has expired may, if qualified, be re-elected.

        The term of office of Scott B. Jones and Alexander Adam will expire at our next annual meeting of shareholders or at such other time as their successors are elected or appointed. The term of office of D. Bryan Jones and John LeBoutillier will expire at our 2006 annual meeting of shareholders or at such other time as their successors are elected or appointed. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at our 2007 annual meeting of shareholders or at such other time as their successors are elected or appointed.

        We do not have any service contracts with any directors providing for any benefits to them upon their termination of employment or term of office.

Board Committees

        To date, our board of directors has established three committees:

  •
  a Compensation Committee, which is currently comprised of Messrs D. Bryan Jones, John LeBoutillier and Alexander Adam, and whose purpose is to make recommendations concerning salaries and incentive compensation for executive officers and to administer the 1997 Novamerican Steel Inc. Share Option Plan;

  •
  an Audit Committee, which is currently comprised of Messrs John LeBoutillier, Alexander Adam and Michael L. Richards, and whose purpose is to review our annual and quarterly results, our communications with shareholders, the scope of the audit and other services provided by our independent auditors and to recommend to the board the selection and remuneration of the auditors, and which operates in accordance with the terms of a charter that complies with the Nasdaq's listing standards; and

  •
  a Nominating Committee, which is currently comprised of Messrs D. Bryan Jones, Christopher H. Pickwoad and John LeBoutillier, and whose purpose is to advise and make recommendations to the board of directors concerning the selection of candidates as nominees for directors.

Employees

        As at November 27, 2004, we had approximately 1,104 employees, of whom 30.3% working at 11 of our 24 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations. A labor contract with the Sheet Metal Workers covering 31 employees at one of our Lachine facilities expired on November 30, 2004. This contract is currently being renegotiated. During the next 12 months, the labor contracts with the United Steelworkers covering 49 employees at our Auburn and Cumberland facilities and the labor contract with the Teamsters covering 17 employees at our Ashland facility will expire. We believe that our relations with our employees are good, which is supported by our low rate of employee turnover. We have not experienced a work stoppage by any of our unions or employee associations in over 20 years.

        Our approximately 1,104 employees are categorized as follows: production and warehouse employees (67%), sales personnel (12%), truck drivers (7%) and administrative employees (14%).

Share Ownership

        The following table sets forth certain information with respect to the ownership of our common shares as of February 23, 2005 by (i) each of our directors and executive officers and (ii) all directors and executive officers as a group. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of common shares set forth opposite their names.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage
D. Bryan Jones	6,263,290	(a)	64.0%
Christopher H. Pickwoad	161,213		1.7%
Robert D. Taberner	275,227	(b)	2.8	%(b)
Stephen D. Shaw	259,148	(b)	2.7	%(b)
Scott B. Jones	1,494,146	(c)	15.3%
Roger Daigneault	129,536	(b)	1.3	%(b)
Michael L. Richards	7,300		*
John LeBoutillier, C.M.	10,300		*
Alexander Adam	1,000		*
All directors and executive officers as a group	8,601,160	(d)	82.3	%(d)

*
Less than 1%.

(a)
Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), and 1,381,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.

(b)
Represents vested stock options. See "Share Option Plan".

(c)
Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones, and 372,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

(d)
Computed including 663,911 vested stock options.

Share Option Plan

        The Novamerican Steel Inc. 1997 Share Option Plan provides for the grant of incentive stock options, or ISOs, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonqualified stock options, or NSOs, and other rights. We have reserved 1,500,000 common shares for issuance under our share option plan. Administration of our share option plan has been assigned to the Compensation Committee, a committee consisting of two or more directors of the Company, a majority of whom are disinterested. The Compensation Committee has, subject to the terms of our share option plan, the authority to grant awards under our share option plan, to construe and interpret our share option plan and to make all other determinations and take any and all actions necessary or advisable for the administration of our share option plan.

        Our key employees, executive officers, directors and other individuals who render services of special importance to our or our subsidiaries' management, operation and development are eligible to receive awards under our share option plan, but only our employees are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule that is determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, in the discretion of the Compensation Committee, become immediately exercisable in the event of a "change of control" (as defined in our share option plan) and in the event of certain mergers and reorganizations. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares).

        The exercise price for ISOs granted under our share option plan may be no less than the fair market value of the common shares on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other awards granted under our share option plan is set at the discretion of the Compensation Committee.

        The Compensation Committee may grant Stock Appreciation Rights, or SARs, to our share option plan participants as to such number of common shares and on such terms and conditions as it may determine. SARs may be granted separately or in connection with ISOs or NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value on the date of exercise of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR.

        On September 24, 1997, options to purchase 750,000 common shares were granted to three of our executive officers at an exercise price of $14.00 per share. All of these options have since vested, 86,089 of which have been exercised and the remaining 663,911 of which will, if unexercised, expire on September 24, 2007. Such options represent the only awards granted and currently outstanding under our share option plan.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information with respect to the ownership of the common shares as of February 23, 2005 (except as noted below) by each person or entity known by us to beneficially own more than 5% of the common shares. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of common shares set forth opposite their names. None of these persons has different voting rights from any other holders of common shares.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned	Ownership Percentage
D. Bryan Jones	6,263,290(a)	64.0%
Scott B. Jones	1,494,146(b)	15.3%
Fidelity Management & Research Company	976,500(c)	10.0%

(a)
Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), and 1,381,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.

(b)
Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones and 372,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

(c)
As of December 31, 2004, based solely on the most recent Schedule 13G/A filed by FMR Corp. et al. on February 14, 2005.

        We believe that over 80% of our common shares are held in Canada and less than 20% of our common shares are held in the United States. We estimate that we have 13 holders of record in Canada.

        We are not aware of any arrangements at this time, the result of which may at a subsequent date result in a change in control.

Shareholder Protection Rights Plan

        We previously maintained a shareholder protection rights plan entitling holders of common shares the right to purchase additional shares at a predetermined exercise price upon the occurrence of specified events. This plan expired in September 2002 and it has not been subsequently renewed or reinstated.

Related Party Transactions

        A Canadian corporation owned by Scott B. Jones, our vice president, secretary and one of our directors and the son of D. Bryan Jones, our chairman, president and chief executive officer, owns four facilities located in Canada comprising a total of 261,700 square feet and leases them to us on a triple-net basis at an aggregate annual rent of approximately $1.2 million. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% indirectly owned by Peter J. Ouimet, president of Argo Steel Ltd., one of our Canadian subsidiaries, owns a facility located in Canada comprising a total of 63,100 square feet and leases it to us on a triple-net basis at an aggregate annual rent of approximately $0.2 million. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% by a party unrelated to us owns a facility located in Canada comprising a total of 118,300 square feet and leases it to us on a triple-net basis at an aggregate annual rent of approximately $0.4 million. All the facility leases expire at varying dates between May 31, 2005, and December 31, 2011, and all but one are subject to one or two five-year renewal options. See "Information on the Company—Property, Plants and Equipment."

        A Canadian corporation owned by Scott B. Jones owns 13 trailers which it leases to us at an annual aggregate rent of $0.1 million. This corporation also provided transportation arrangements for us in an amount totaling $6.6 million during fiscal 2004.

        At November 27, 2004, unsecured loans by D. Bryan Jones to us amounted to $0.9 million. See "Operating Financial Review and Prospects—Liquidity and Capital Resources."

        At November 27, 2004, unsecured advances by Peter J. Ouimet to us amounted to $0.7 million. See "Operating Financial Review and Prospects—Liquidity and Capital Resources."

        Michael L. Richards has been one of our directors since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, our Canadian counsel.

        We have adopted a policy that all transactions with any of our directors or officers, or with any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all of our shares, or any of their affiliates, shall be (i) subject to approval by a majority of the independent members of our board of directors, (ii) on terms no less favorable to us than could be obtained from unaffiliated parties, and (iii) reasonably expected to benefit us. The terms of the above described leases and service agreements have been unanimously approved by the independent members of our board of directors in accordance with that policy. In the case of service agreements, such approval is subject to certain terms and conditions, which management reasonably believes are being met.

ITEM 8 FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

        See Item 18 for the Financial Statements.

Legal Proceedings

        We are a party to various claims and legal actions that we believe are ordinary in nature and incidental to the operation of our business or are covered by insurance. In our opinion, the outcome of these proceedings are not likely to have a material adverse effect upon our business, results of operations or financial condition. See also "Key Information—Risk Factors—Environmental Matters."

Dividend Policy

        We have never declared or paid dividends on our common shares. Further, we do not anticipate paying dividends on our common shares for the foreseeable future. Rather, at present, we intend to retain any future earnings to finance our operations and any expansion.

Export Sales

        During 2004, our export sales amounted to $40.0 million, or 5.2%, of net sales. See "Financial Statements—Note 20."

Significant Changes

        No significant changes have occurred since the date of our consolidated financial statements through the date of this document.

ITEM 9 THE OFFER AND LISTING

Offer and Listing Details

        Our common shares trade on Nasdaq under the symbol "TONS." The following table shows, for the last five fiscal years, the high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
2000	10.75	5.63
2001	6.00	4.23
2002	10.02	2.05
2003	10.19	5.49
2004	31.74	8.52

        The following table shows, for the last two fiscal years, the quarterly high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
First Quarter 2003	10.19	5.49
Second Quarter 2003	9.85	6.95
Third Quarter 2003	8.32	6.65
Fourth Quarter 2003	9.00	7.02
First Quarter 2004	18.00	8.52
Second Quarter 2004	24.05	14.50
Third Quarter 2004	27.31	19.35
Fourth Quarter 2004	31.74	20.75

        The following table shows, for the last six months, the monthly high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
August 2004	25.00	21.39
September 2004	26.68	23.02
October 2004	29.93	20.75
November 2004	39.00	22.00
December 2004	60.30	32.30
January 2005	74.85	53.06

Markets

        Our common shares currently trade on the Nasdaq where they were initially traded on October 31, 1997, in connection with our initial public offering. Our common shares are not traded on any other exchanges. Prior to October 31, 1997, there was no public market for such shares.

ITEM 10 ADDITIONAL INFORMATION

Certificate and Articles of Incorporation

        We have been incorporated under, and are subject to the provisions of, the Canada Business Corporations Act, or the CBCA. Our Articles of Incorporation, or Articles, do not restrict the type of business that we may carry on.

        Common shares.    Holders of common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders, except matters submitted to a vote of another class or series of shares. Holders of our common shares do not have cumulative voting rights. Holders of common shares are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available therefore. Upon our liquidation, dissolution or winding-up, the holders of common shares are entitled to receive our assets. Holders of common shares have no preemptive, subscription, redemption or conversion rights. The rights of the holders of common shares are subject to the rights of the holders of any preferred shares which may, in the future, be issued. The outstanding common shares are fully paid and non-assessable.

        Preferred shares.    Our board of directors is authorized to issue preferred shares, in one or more series, and to fix the rights, privileges, restrictions, conditions and limitations, and the number of shares constituting any series or the designations of such series, without further vote or action by the shareholders. Because the terms of the preferred shares may be fixed by the board of directors without shareholder action, the preferred shares could, subject to regulatory policies, be issued quickly with terms calculated to defeat an attempted takeover of our company or to make the removal of management more difficult. Under certain circumstances, this could have the effect of decreasing the market value of our common shares. Any preferred shares, if issued, would rank senior to our common shares as to the distribution of our assets in the event of a liquidation, dissolution or winding-up of our company. We have no present plans to issue any preferred shares.

        Changes to the rights of shareholders.    We may amend, by special resolution, our Articles to change the rights attached to our common shares. A special resolution is a resolution passed by not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

        Shareholders' meetings.    The annual meeting of shareholders shall be convened at such day in each year and at such time as our board of directors may by resolution determine. Other meetings of the shareholders may be convened by order of our chairman of the board, president or a vice-president who is a director or by our board of directors, to be held at such time and place as may be specified in such order. Shareholders holding between them not less than 5% of the outstanding shares may requisition a special meeting of shareholders.

        Quorum of shareholders.    One person present and holding or representing by proxy at least one of our issued voting shares shall be a quorum of any meeting of shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the CBCA or by the Articles or by any other by-law) shall be persons present being not less than two in number and holding or representing by proxy at least twenty percent of the shares entitled to vote at such meeting. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with business of the meeting, notwithstanding that a quorum is not present throughout the meeting. Where we have only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

        We have received an exemption from Nasdaq's Quorum requirement of Rule 4350(f) "Qualitative Listing Requirements for Nasdaq National Market and Nasdaq Small Cap Market Issuers Except for Limited Partnerships."

        Voting rights of non-resident shareholders.    Neither Canadian law nor our organizational documents restrict or prohibit the right of non-resident or foreign shareholders to hold or exercise voting rights of our common shares. See "Exchange Controls".

        Change in control.    Our Articles could make the removal of incumbent officers and directors and the acquisition of our company by means of a tender offer, proxy contest or otherwise, more difficult due to the fact that we have a staggered board of directors. See "Directors, Senior Management and Employees—Board Practices". These provisions may encourage persons seeking to acquire control of our company to negotiate with us first.

        Number of directors, residency requirement, vacancies and removal.    The Articles provide that there shall be a minimum of three directors and a maximum of 15 directors and that the board of directors shall be elected and shall retire in rotation. The exact number of directors is fixed by the board of directors, subject to the requirement of the CBCA that we have a minimum of three directors, at least two of whom are not officers or employees. The CBCA provides that one quarter of the directors of a corporation must be "resident Canadians," defined to include Canadian citizens and permanent residents ordinarily resident in Canada.

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

        Limitations on liability of officers and directors.    The CBCA provides that a corporation may indemnify, and our By-laws provide that we shall indemnify, in each case except in respect of an action by or on our behalf or by or on the behalf of a body corporate of which we are or were a shareholder or creditor to procure a judgment in its favor, an officer or a director, a former officer or director or a person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of our company or such body corporate, if he acted honestly and in good faith with a view to our best interests, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        Amendment of certain provisions of the Articles and, fundamental changes.    In accordance with the provisions of the CBCA, an amendment to our Articles (except in limited circumstances) and the merger, consolidation or dissolution of our company, such event being a fundamental change, will require the approval of not less than two-thirds of the votes cast by the shareholders voting in person or by proxy at a special meeting of the shareholders. Our By-laws provide that one person present and holding or representing by proxy at least one of our issued voting shares shall be a quorum of any meeting of the shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the CBCA or by our Articles or our By-laws) shall be persons present being not less than two in number and holding or representing by proxy at least 20% of the shares entitled to vote at such meeting.

Material Contracts

        There were no material contracts during the year.

Exchange Controls

        There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of our securities other than withholding tax requirements. There is no limitation imposed by Canadian law or by our articles of incorporation or our other organizational documents on the right of a non-resident of Canada to hold or vote our common shares, other than as provided in the Investment Canada Act, as amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act.

        The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "Non-Canadian" of "control of a Canadian business," all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

Taxation

        Purchasers of our common shares should consult their own tax advisers with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) income tax laws to which they may be subject.

Canadian federal income tax consequences

        The following summarizes the material Canadian federal income tax consequences relevant to an investment in our common shares by individuals and corporations who, at all relevant times, are residents, or deemed residents, of the United States and are not residents, or deemed not residents, of Canada for the purposes of the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended, hereinafter referred to as the Convention, who, at all relevant times, hold their common shares as capital property and, at all relevant times, deal at arm's length with us for the purposes of the Income Tax Act (Canada), hereinafter referred to as the Canadian Tax Act, and who do not use or hold and are not deemed to use or hold such shares in connection with a business carried on through a permanent establishment or a fixed base in Canada, such individuals and corporations being hereinafter referred to as U.S. Residents. Our common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and the provisions of the Convention as in effect on the date hereof. Other than specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance of Canada, prior to the date hereof, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. resident. Accordingly, U.S. residents should consult with their own tax advisors for advice with respect to their own particular circumstances.

        A U.S. Resident will not be subject to income tax in Canada on any capital gain realized on a disposition of our common shares, provided that such shares do not constitute "taxable Canadian property" of the U.S. Resident at the time of the disposition for purposes of the Canadian Tax Act. So long as such shares are listed on a prescribed stock exchange (which includes Nasdaq), such shares will not generally constitute taxable Canadian property of a U.S. Resident unless, at any time during the five-year period immediately preceding the disposition, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length, or any combination thereof, owned 25% or more of the issued shares of any series or class of our share capital. If such shares are considered taxable Canadian property to a U.S. Resident, the Convention will generally exempt that U.S. Resident from tax under the Canadian Tax Act in respect of a disposition of such shares provided the value of the shares issued by us is not derived principally from real property situated in Canada. A U.S. Resident who disposes of our common shares that are taxable Canadian property will be required to fulfill the requirements of Section 116 of the Canadian Tax Act unless such shares are listed on a prescribed stock exchange (which includes Nasdaq) at the time of the disposition.

        Dividends paid or credited on our common shares, or deemed to be paid or credited, to a U.S. Resident in respect of such shares will generally be subject to Canadian withholding tax on the gross amount of such dividends. Currently, under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by us to a U.S. Resident is (i) 5% with respect to dividends paid if the beneficial owner of the dividends is a company which owns at least 10% of our voting shares, and (ii) 15% in all other cases.

U.S. federal income tax considerations

        General.    The following summarizes the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of our common shares. The U.S. federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended, hereinafter referred to as the Code, and U.S. Treasury Regulations thereunder, existing, temporary, proposed, and administrative and judicial interpretations thereof, on the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below, (ii) provisions of the Convention as in effect on the date hereof, and (iii) in part, representations made by us. A "U.S. Holder" is a beneficial owner of our common shares who or which is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the U.S. federal income tax laws, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Notwithstanding the foregoing definition, a holder's status as a U.S. Holder might be overridden under the provisions of an applicable tax treaty. A "Non-U.S. Holder" is a holder, other than an entity classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. This summary is subject to any changes to U.S. law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of our common shares who hold such shares as a capital asset within the meaning of Section 1221 of the Code.

        This discussion is intended only as a descriptive summary of the material U.S. Federal income tax consequences to certain shareholders, and does not purport to be a complete analysis or listing of all potential tax consequences of the ownership or disposition of our common shares. This summary is not an exhaustive discussion of all possible tax considerations. In particular, it does not discuss estate and gift taxes, taxes imposed on us, and the consequences for U.S. Holders subject to special tax rules, including U.S. expatriates, certain Non-U.S. Holders (such as controlled foreign corporations and passive foreign investment companies), dealers in securities, partnerships, insurance companies, regulated investment companies, tax-exempt organizations, banking and financial institutions, persons subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, persons holding our common shares as part of a hedging, conversion or straddle transaction, persons who directly or indirectly or through certain related persons own more than 10% of our capital or voting power and persons carrying on a trade or business in Canada through a permanent establishment or fixed base for the purpose of which our common shares have been acquired or held. Because of these limitations, prospective purchasers of our common shares should consult their own tax advisors regarding all the tax consequences particular to them of their ownership and disposition of such common shares.

        Taxation of dividends.    For U.S. federal income tax purposes, the gross amount of a distribution by us to U.S. Holders (including any amounts of Canadian tax withheld) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends paid by us generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally available for United States corporations under the Code. If a dividend is paid in Canadian dollars or other property, the amount includible in income will be the U.S. dollar value of the Canadian dollars or the fair market value of the other property distributed, as determined on the date of distribution to a U.S. Holder or to a nominee, custodian or other agent of such U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars or other property for U.S. federal income tax purposes equal to their U.S. dollar value on the date of receipt. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be ordinary income or loss. If a U.S. Holder has the option to receive a distribution either in cash or in the form of our common shares, and such U.S. Holder chooses to receive shares, hereinafter referred to as a Share Distribution, such U.S. Holder will be treated for purposes of the preceding sentences as having received a distribution to the extent of the fair market value of such shares. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder's allocable share of our current and accumulated earning and profits, such excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's basis in our common shares (thereby reducing the U.S. Holder's basis in such shares), and thereafter any remaining distribution in excess of basis would constitute a taxable gain from the deemed sale or exchange of the U.S. Holder's shares. See "Tax on Sale" below. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Canadian income tax withheld from dividends received in respect of our common shares. For the purposes of the limitations on use of foreign tax credits, dividends received from us generally will be characterized as passive income and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that a U.S. Holder may have from foreign source income not qualifying as passive income. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian tax withheld if no other foreign credit is claimed for that tax year.

        Tax on sale.    For U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of our common shares (unless a specific non-recognition provision applies). Such gain or loss will be measured by the difference between the amount of cash (and the fair market value of any other property) received and the U.S. Holder's tax basis in such shares. A U.S. Holder's tax basis in our common shares will generally equal the amount paid by such U.S. Holder for such shares (or, in case of shares acquired by way of a Share Distribution, the amount included in income at the time of the Share Distribution). The gain or loss arising from a sale or exchange of our common shares will be a long-term capital gain or loss if the U.S. Holder's holding period for such shares exceeds one year. In general, the gain from a sale or exchange of our common shares by a U.S. Holder will be treated as United States source income. However, should any Canadian tax be imposed on the sale or other disposition of such shares by a U.S. Holder and the U.S. Holder is eligible for the benefits of the Convention, an election may be available under the Code pursuant to which a U.S. Holder would, for purposes of computing the foreign tax credit limitation, be entitled to treat the gains as foreign source income. Alternatively, the U.S. Holder may claim a deduction for the amount of Canadian tax withheld if no other foreign credit is claimed for that tax year.

        Passive foreign investment company or controlled foreign corporation.    A "passive foreign investment company," or PFIC, as to any U.S. person, is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income at any time during such person's holding period for shares of such corporation. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce those types of income. We intend to conduct our affairs so as to avoid our and our subsidiaries' classification as PFICs with respect to U.S. persons holding our common shares. However, if ever applied to us and any one of the above subsidiaries, the PFIC rules could produce significant adverse tax consequences for a U.S. Holder, including taxation of disposition gains as ordinary income and the imposition of an interest charge on U.S. federal income taxes deemed to have been deferred. We currently believe that neither we nor any of our subsidiaries is a controlled foreign person, "CFC." A corporation is a CFC if more than 50% of the shares of the corporation, by vote or value, are owned, directly or indirectly (including shares owned through attribution), by "10% CFC Shareholders" (United States persons directly or indirectly owning at least 10% of the total combined voting power of all shares of the corporation). We currently believe that neither we nor any of our subsidiaries is a CFC because U.S. citizens and residents, in the aggregate, do not own more than 50% of our common shares (taking into account the effect of applicable constructive ownership rules). In general, each 10% CFC Shareholder in a CFC on the last day of the CFC's taxable year is required to include in its gross income for such taxable year its pro rata share of the CFC's earnings and profits for that year attributable to certain types of income or investments. Effective for the portion of a holder's holding period that begins after December 31, 1997, in the case of a corporation that is both a CFC and a PFIC, 10% CFC Shareholders will be treated as shareholders of a CFC and not as shareholders of a PFIC during the time that such persons are 10% CFC Shareholders.

        Information reporting and backup withholding requirements with respect to U.S. Holders.    We do not currently pay dividends. If we did, and if we used a paying agent (such as a bank) in the United States, the paying agent would be required to report the dividends to U.S. Holders not otherwise exempt from reporting requirements. Certain U.S. Holders may be subject to backup withholding at a 28% rate on dividends received on our common shares. This withholding generally applies only if such U.S. Holder (i) fails to furnish a correct taxpayer identification number, or TIN, to the U.S. financial institution or any other person responsible for the payment of dividends on our common shares, (ii) furnishes an incorrect TIN, (iii) is notified by the U.S. Internal Revenue Service, or IRS, of the U.S. Holder's failure to properly report payments of interest and dividends and the IRS has notified us to begin withholding tax from the U.S. Holder's dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the TIN provided is correct and that the U.S. Holder is not subject to backup withholding rules.

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

        U.S. federal income tax consequences to Non-U.S. Holders.    The following discussion summarizes the U.S. federal income tax consequences of owning and disposing of our common shares by a holder of such shares that is a Non-U.S. Holder, is not engaged in the conduct of a trade or business in the United States and is not present in the United States for 183 days or more during the taxable year.

        Distributions to Non-U.S. Holders.    A Non-U.S. Holder would generally not be subject to U.S. income tax with respect to distributions by us.

        Tax on sale by Non-U.S. Holders.    A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on the disposition of shares.

        Information reporting and backup withholding requirements with respect to Non-U.S. Holders.    Currently, U.S. information reporting requirements and backup withholding will not apply to dividends on our common shares paid to Non-U.S. Holders if the Non-U.S Holder files required information with the payor or qualifies for certain other exemptions. As a general matter, information reporting and backup withholding requirements will not apply to a payment of the proceeds of a sale of such shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States through a "U.S. Broker," unless the broker has documentary evidence in its records that the shareholder is not a United States person and has no actual knowledge that such evidence is false, or the Non-U.S. Holder otherwise establishes an exemption. For purposes of the preceding sentence, a U.S. Broker is a broker that (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a CFC, or (iv) is a foreign partnership if it is carrying on a United States trade or business or if more than 50% of the profits or capital interests in the partnership are owned by United States persons. Payment by a broker of the proceeds of a sale of our common shares effected inside the United States is subject to both backup withholding and information reporting requirements unless the Non-U.S. Holder certifies under penalties of perjury that he or she is not a United States person and provides his or her name and address or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax, provided that the required information or appropriate claim for refund is furnished to the IRS.

        THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES BY U.S. HOLDERS.

ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION.

Documents on Display

        Any documents referred to in this Annual Report may be inspected at our corporate office, 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1, upon appointment during normal business hours.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk from changes in interest rates and exchange rates. From time to time, and only upon approval by certain of our executive officers, we enter into financial contracts in the ordinary course of business in order to hedge these exposures. We do not use financial instruments for trading or speculative purposes.

        Interest rate risk.    Our exposure to interest rate risk is as follows, indicated in thousands of U.S. dollars:

		November 27, 2004
		Debt outstanding	Weighted average effective interest rate
Bank indebtedness	Floating rate	$3,442	4.33%

Long-term debt	Floating rate	$24,763	4.77%
	Fixed rate	36,858	7.47%

		$61,621

	November 27, 2004
	Carrying amount	Fair value
Fair value of long-term debt	$61,621	$61,713

        A 37 basis point movement in the Canadian prime rate, the U.S. base rate or LIBOR would result in an approximate $0.1 million, annualized for the period ended November 27, 2004, increase or decrease in interest expense and cash flows. The modeling technique used was to apply to our debt, the difference between the actual interest rates at November 27, 2004 and the what-if interest rates.

        A variable to fixed interest rate swap agreement is used by one of our U.S. wholly-owned subsidiaries to hedge its exposure to interest rate risk related to a term credit agreement and is accounted for using the accrual basis. We recognize amounts to be paid or received under the interest rate swap agreement as interest expense or income in the period in which they accrue. See "Operating and Financial Review and Prospects—Hedging".

        Exchange rate risk.    From time to time, we utilize forward exchange contracts to hedge our exposure to exchange rate fluctuations in connection with future sales and purchases by certain of our Canadian subsidiaries, denominated in U.S. dollars. Forward exchange contracts are entered into with reputable financial institutions. At November 27, 2004, November 29, 2003 and November 30, 2002, we had no forward foreign currency exchange contracts outstanding.

        We estimate that a 13 cent movement in the value of the Canadian dollar would affect our net sales by approximately $41.8 million annually, based on our 2004 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversion of our net sales in Canadian dollars for the period ended November 27, 2004 using the average exchange rate for the year and the what-if exchange rate. In 2004, the average exchange rate was $1.3090 Canadian. As of February 23, 2005 the exchange rate was 1.2383 Canadian.

        Commodity price risk.    We do not use derivative commodity instruments to hedge our exposure to the impact of price fluctuations on our principal raw materials. See "Key Information—Risk Factors—The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results."

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15 CONTROLS AND PROCEDURES

        Our chief executive officer and chief financial officer have concluded, based on their evaluation as at the end of the period covered by this report, that the our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There were no changes in our internal control over financial reporting during the year ended November 27, 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

        We have determined that we have at least one audit committee financial expert serving on our Audit Committee. Our audit committee financial expert is John LeBoutillier, the Chairman of the Audit Committee.

ITEM 16B CODE OF ETHICS

        There have been no amendments or waivers to our Code of Business Conduct and Ethics, which is applicable to all directors, executive officers and employees. We will send a copy of the Code of Business Conduct and Ethics without charge to any person who sends a written request therefore to Christopher H. Pickwoad, 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the accountant fees and services for the past two fiscal years:

	Nov. 27, 2004	Nov. 29, 2003
	(In thousands of U.S. dollars)
Audit fees	$448	$377
Audit-related fees	11	9
Tax fees	151	123

	$610	$509

        Audit-related fees include fees for the quarterly review of our consolidated financial statements. Tax fees include tax compliance services and tax advisory and planning services. Management presents regular updates to the Audit Committee of the services rendered by the auditors.

        The Audit Committee reviews the overall scope and specific plans for the audits our financial statements and the financial statements of our subsidiaries performed by the external auditors.

        The auditors, the Audit Committee and management maintain regular and open communication in relation to the audits of our financial statements. There were no disagreements between the auditors, the Audit Committee and management on matters affecting the audit of our financial statements.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

        See Item 18 for the Financial Statements.

ITEM 18 FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Novamerican Steel Inc.

        We have audited the accompanying consolidated balance sheets of Novamerican Steel Inc. (a Canadian Corporation) and Subsidiaries as of November 27, 2004 and November 29, 2003 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended November 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novamerican Steel Inc. and Subsidiaries as of November 27, 2004 and November 29, 2003 and the results of their operations and their cash flows for each of the three years in the period ended November 27, 2004 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets ("SFAS 142") on December 1, 2002.

Chartered Accountants

Montréal, Canada
December 17, 2004

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(In thousands of U.S. dollars, except per share data)

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Net sales	$768,627	$507,067	$465,501
Cost of sales	543,503	400,825	351,229

Gross margin	225,124	106,242	114,272

Operating expenses
Plant	40,780	34,000	31,894
Delivery	19,478	17,394	16,230
Selling	13,321	11,410	11,581
Administrative and general	33,658	20,424	20,015

	107,237	83,228	79,720

Operating income	117,887	23,014	34,552

Interest expense	4,866	5,144	5,062
Share in income of joint ventures	(312)	(545)	(708)

	4,554	4,599	4,354

Income before income taxes	113,333	18,415	30,198
Income taxes (Note 4)	40,422	5,333	10,080

Net income	$72,911	$13,082	$20,118

Net income per share (Note 5)
Basic	$7.51	$1.35	$2.07

Diluted	$7.35	$1.35	$2.07

Comprehensive income
Net income	$72,911	$13,082	$20,118
Changes in cumulative translation adjustment	10,344	12,477	679
Changes in fair value of interest rate swaps, net of deferred income taxes of $538 ($188 in 2003; $490 in 2002)	533	289	(598)

	$83,788	$25,848	$20,199

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except per share data)

	Common shares			Accumulated other comprehensive income (loss)
			Retained earnings		Total shareholders' equity
	Number	Amount
Balance at November 24, 2001	9,700,000	$28,404	$78,671	$(7,407)	$99,668
Net income	–	–	20,118	–	20,118
Changes in cumulative translation adjustment	–	–	–	679	679
Changes in fair value of interest rate swaps, net of deferred income taxes of $490	–	–	–	(598)	(598)

Balance at November 30, 2002	9,700,000	28,404	98,789	(7,326)	119,867
Net income	–	–	13,082	–	13,082
Changes in cumulative translation adjustment	–	–	–	12,477	12,477
Changes in fair value of interest rate swaps, net of deferred income taxes of $188	–	–	–	289	289

Balance at November 29, 2003	9,700,000	28,404	111,871	5,440	145,715
Options exercised	86,089	1,205	–	–	1,205
Net income	–	–	72,911	–	72,911
Changes in cumulative translation adjustment	–	–	–	10,344	10,344
Changes in fair value of interest rate swaps, net of deferred income taxes of $538	–	–	–	533	533

Balance at November 27, 2004	9,786,089	$29,609	$184,782	$16,317	$230,708

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$72,911	$13,082	$20,118
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	8,680	6,962	6,228
Share in income of joint ventures	(312)	(545)	(708)
Deferred income taxes	695	2,208	2,154
Loss on disposal of property, plant and equipment	731	351	177
Changes in working capital items
Accounts receivable	(36,584)	(5,895)	(7,790)
Income taxes receivable	595	(595)	292
Inventories	(71,339)	3,276	(19,301)
Prepaid expenses and other	530	(479)	697
Accounts payable and accrued liabilities	23,462	3,922	7,603
Income taxes payable	18,424	(3,221)	3,726

Net cash from operating activities	17,793	19,066	13,196

CASH FLOWS FROM INVESTING ACTIVITIES
Issue of common shares	1,205	–	–
Acquisition of remaining interest in a joint venture	–	(4,100)	–
Acquisition of minority interest	(161)	(2,278)	(2,088)
Investment in a joint venture	–	8,640	(1,550)
Distribution from a joint venture	1,405	–	157
Additions to property, plant and equipment	(9,056)	(25,140)	(13,512)
Proceeds from disposal of property, plant and equipment	3,456	6,068	483
Other assets	(176)	(181)	55

Net cash used for investing activities	(3,327)	(16,991)	(16,455)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(15,564)	13,323	(3,672)
Advances due to an employee	(2,732)	1,122	1,966
Proceeds from long-term debt	21,011	1,872	9,024
Repayment of long-term debt	(17,658)	(16,134)	(7,031)

Net cash from (used for) financing activities	(14,943)	183	287

Effect of exchange rate changes on cash and cash equivalents	674	1,417	28

Net increase (decrease) in cash and cash equivalents	197	3,675	(2,944)
Cash and cash equivalents, beginning of year	11,265	7,590	10,534

Cash and cash equivalents, end of year	$11,462	$11,265	$7,590

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$4,229	$4,821	$4,532

Income taxes paid	$22,337	$7,335	$3,995

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands of U.S. dollars)

	November 27, 2004	November 29, 2003
ASSETS
Current assets
Cash and cash equivalents	$11,462	$11,265
Accounts receivable (Note 6)	125,718	81,991
Income taxes receivable	–	595
Inventories (Note 7)	172,850	92,876
Prepaid expenses and other	799	1,326
Deferred income taxes (Note 4)	1,651	1,656

	312,480	189,709
Investment in a joint venture	2,263	3,356
Property, plant and equipment (Note 8)	106,308	105,510
Goodwill	12,789	12,629
Other assets	1,040	1,452

	$434,880	$312,656

LIABILITIES
Current liabilities
Current portion of long-term debt	$4,855	$7,109
Bank indebtedness (Note 9)	3,442	18,863
Accounts payable and accrued liabilities (Note 10)	103,964	75,631
Income taxes payable	19,988	–

	132,249	101,603
Long-term debt (Note 11)	56,766	50,553
Fair value of interest rate swaps (Note 15)	741	1,812
Deferred income taxes (Note 4)	14,416	12,973

	204,172	166,941

SHAREHOLDERS' EQUITY
Share capital (Note 12)	29,609	28,404
Retained earnings	184,782	111,871
Accumulated other comprehensive income	16,317	5,440

	230,708	145,715

	$434,880	$312,656

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

Joint ventures

        The Company's interests in joint ventures are accounted for by the equity method. Accordingly, the Company's share in income of the joint ventures is included in consolidated net income.

Fiscal year

        The fiscal year-end of the Company is the last Saturday of November. The fiscal years ending November 27, 2004 and November 29, 2003 include 52 weeks of operations, whereas the fiscal year ending November 30, 2002 includes 53 weeks of operations.

Translation of foreign currencies

        Transactions concluded in foreign currencies by the Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in foreign currencies are included in income. Gains amounted to $218,000 in 2004, $446,000 in 2003 and $1,250,000 in 2002.

        The financial statements of the Company's Canadian subsidiaries are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar, as follows: assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. All cumulative translation gains or losses are included in accumulated other comprehensive income in the consolidated balance sheets.

Accounting estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management reviews its estimates based on currently available information. Management believes the most sensitive estimates include the allowance for doubtful accounts, the recoverability of goodwill and income taxes. Actual results could differ from those estimates.

Revenue recognition

        Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes upon delivery of the product. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Cash and cash equivalents

        Cash and cash equivalents include cash in banks and term deposits which are short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable

        Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the bad debt expense.

Inventories

        Inventories are stated at the lower of cost or market and include the cost of purchased steel and freight. Cost is determined using the specific identification method or the average cost method.

Property, plant and equipment

        Property, plant and equipment are stated at cost and are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that the Company expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that there has been no impairment of the Company's property, plant and equipment as at November 27, 2004.

        Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and building improvements	10 to 40 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	5 to 15 years
Transportation equipment	3 to 7 years
Computer equipment	3 to 5 years
Leasehold improvements	5 to 10 years
Aircraft	15 years

        Depreciation expense was approximately $8,086,000, $6,440,000 and $5,410,000 for the years ended November 27, 2004, November 29, 2003 and November 30, 2002, respectively. No depreciation was recorded on assets under construction.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Until December 1, 2002, the cost of goodwill was being amortized using the straight-line method over 40 years. Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, which became effective beginning fiscal year 2003, provides that goodwill, as well as identifiable intangible assets with indefinite lives, should not be amortized. Accordingly, with the adoption of SFAS No. 142 in fiscal year 2003, the Company discontinued the amortization of goodwill.

        In accordance with SFAS No. 142, the Company performed a transitional impairment test of goodwill in fiscal year 2003 and annual impairment tests of goodwill for both fiscal year 2004 and 2003. No impairment charge resulted from these tests.

        The Company determined the fair value based on a discounted cash flow income approach. The income approach indicates the fair value of a business enterprise based on the discounted value of the cash flows that the business can be expected to generate in the future. This analysis is based upon projections prepared by the Company and data from sources of publicly available information available at the time of preparation. These projections are based on a strategic plan using financial projections for a 3 to 5 year time horizon and represent management's best estimate of future results. In making these projections, the Company considered its markets, the competitive environment and its advantages. There will usually be differences between estimated and actual results as events and circumstances frequently do not occur as expected, and those differences may be material.

Other assets

        Other assets are recorded at cost and are composed primarily of expenses incurred in issuing long-term debt which are deferred and amortized using the straight-line method over the term of the related debt. Amortization expense was approximately $594,000, $522,000 and $500,000 for the years ended November 27, 2004, November 29, 2003 and November 30, 2002, respectively.

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

        During the year ended November 29, 2003, the Company adopted disclosure requirement only of the SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure: an amendment of FASB Statement No. 123. Namely, SFAS No. 148 revises disclosures for all stock compensation plans making them more prominent by requiring that companies include in their Summary of Significant Accounting Principles or its equivalent (1) the method of accounting for employee stock compensation, (2) if the fair value based method has been adopted for stock-based employee compensation, a description of the method of reporting the change in accounting principle for all financial statements in which the period of adoption is presented and, (3) if the intrinsic value method is used for any period presented, a tabular presentation of net income, basic and diluted earnings per share (if applicable), and stock-based employee compensation cost (net of income tax effect), as reported; and stock-based employee compensation cost (net of income tax effect), pro forma net income, and pro forma basic and diluted income per share, under the fair value method of SFAS No. 123.

        A tabular presentation of the required information follows:

Year ended November 30, 2002
Net income
Reported	$20,118
Stock-based employee compensation cost (net of income tax effect)	606

Pro forma	19,512

Basic and diluted income per share
Reported	$2.07
Stock-based employee compensation cost (net of income tax effect)	0.06

Pro forma	$2.01

Current accounting changes

        Effective November 30, 2003, the Company adopted FASB Interpretation ("FIN") 46, Consolidation of Variable Interest Entities. Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. However, the Company has determined that it did not have investments in variable interest entities. Accordingly, FIN 46 did not have a material initial impact on the consolidated financial statements.

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

        The information presented below reflects adjustments to information reported for the year ended November 30, 2002 as if SFAS No.142 had been applied in that year. The adjustments include the effects of not amortizing goodwill.

Year ended
November 30, 2002
Net income
Reported	$20,118
Goodwill amortization	318

Adjusted	20,436

Basic and diluted income per share
Reported	$2.07
Goodwill amortization	0.03

Adjusted	$2.10

        During the year ended November 29, 2003, the Company adopted disclosure requirement only of the SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure: an amendment of FASB Statement No. 123. Namely, SFAS No. 148 revises disclosures for all stock compensation plans. The adoption of SFAS No. 148 did not have a material impact on the consolidated financial statements.

        During the year ended November 29, 2003, the Company adopted FASB FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other. FIN 45 requires guarantors to recognize a liability at the inception of the guarantee and record it at its fair value. Required disclosures for guarantees include the nature of the guarantee, the maximum potential undiscounted amount of future payments the guarantor could be required to make under the guarantee and the current carrying amount of the liability, if any, for the guarantor's obligations under the guarantee. Guarantees contemplated by the disclosure requirements of FIN 45 include product warranties, provisions in a business combination to pay contingent consideration and guarantees issued between related parties. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

        Also during the year ended November 29, 2003, the Company adopted Statement of Position ("SOP") No. 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others, of the AICPA's Accounting Standards Executive Committee (AcSEC). SOP No. 01-6 requires commercial entities that finance their customers' purchases of goods and services using trade receivables to disclose their accounting policy for receivables and the related valuation allowance, including the policy for charging off uncollectible receivables and determining past due or delinquent status. The adoption of SOP No. 01-6 did not have a material impact on the consolidated financial statements.

3—BUSINESS ACQUISITIONS

Acquisition of remaining interest in joint venture

        Effective June 30, 2003, the Company acquired the remaining 50% interest in Nova Tube Indiana, LLC (formerly BethNova Tube, LLC), a tubing facility in Jeffersonville, Indiana, for $4,100,000 paid in cash. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the amounts assigned to assets acquired and liabilities assumed over the cost of the purchase reduced the current value of property, plant and equipment by $4,540,000. The results of Nova Tube Indiana, LLC have been included in the Company's consolidated results from the date of acquisition. Previously, the Company accounted for its interest in Nova Tube Indiana, LLC, then a joint venture, using the equity method.

        Pro forma combined unaudited results as if this combination occurred as of the beginning of each of the following periods are as follows. The pro forma adjustment is solely related to the reduction of depreciation expenses to reflect the excess of the amounts assigned to assets acquired and liabilities assumed over the cost of the purchase mentioned above.

	Years ended
	November 29, 2003	November 30, 2002
Net sales	$514,654	$473,634
Net income	13,278	20,398
Basic and diluted income per share	1.37	2.10

4—INCOME TAXES

        The following summarizes the Company's income taxes on the earnings of its Canadian and U.S. operations.

        Income before income taxes by local jurisdiction:

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Canada	$59,716	$14,401	$22,260
United States	53,617	4,014	7,938

	$113,333	$18,415	$30,198

        The income tax provision is composed of the following:

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Current
Canada	$18,816	$4,645	$6,110
United States	20,911	(1,520)	1,816

	39,727	3,125	7,926

Deferred
Canada	(490)	(562)	647
United States	1,185	2,770	1,507

	695	2,208	2,154

	$40,422	$5,333	$10,080

        The components of the Company's net deferred income tax liability are as follows:

	November 27, 2004	November 29, 2003
Asset (liability)
Current deferred income taxes
Investment in joint ventures	$(185)	$(117)
Inventories	1,041	782
Accounts receivable	796	557
Other items	(1)	434

	1,651	1,656

Long-term deferred income taxes
Property, plant and equipment	(15,542)	(14,370)
Investment in joint ventures	(89)	(222)
Intangibles	(15)	(35)
Fair value of interest rate swap	304	842
Other items	926	812

	(14,416)	(12,973)

Total current and long-term deferred income taxes	$(12,765)	$(11,317)

        The reconciliation between the Canadian statutory income tax rate and the Company's effective income tax rate is as follows:

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Canadian statutory income tax rate	39.1%	39.1%	39.1%
United States statutory income tax rate difference	–	–	0.2
Canadian incentive for manufacturing and processing activities	(2.9)	(4.9)	(4.5)
Reduction in income tax rate	–	–	(0.5)
Other items	(0.6)	(5.1)	(0.9)

Effective income tax rate	35.6%	29.1%	33.4%

5—EARNINGS PER SHARE

        The basic income per share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the year.

        The diluted income per share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the year, plus the effects of dilutive stock options. The diluted income per share is computed using the treasury method, as if all stock options had been exercised at the beginning of the year and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

        The following table provides the reconciliation between basic and diluted income per share.

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Net income	$72,911	$13,082	$20,118

Weighted average number of common shares outstanding	9,707,270	9,700,000	9,700,000
Effect of dilutive stock options	214,455

Weighted average number of diluted common shares outstanding	9,922,725

Net income per share
Basic	$7.51	$1.35	$2.07
Diluted	$7.35

        For the years ended November 29, 2003 and November 30, 2002, stock options were not included in the computation of diluted income per share as they were antidilutive.

6—ACCOUNTS RECEIVABLE

        Accounts receivable consist of the following:

	November 27, 2004	November 29, 2003
Trade accounts	$129,123	$81,958
Allowance for doubtful accounts	3,622	1,950

	125,501	80,008
Other	217	1,983

	$125,718	$81,991

        Changes in the Company's allowance for doubtful accounts are as follows:

	November 27, 2004	November 29, 2003
Balance at beginning of year	$1,950	$1,656
Bad debt expense	3,638	1,619
Accounts written off	(883)	(668)
Recoveries	(1,083)	(657)

Balance at end of year	$3,622	$1,950

7—INVENTORIES

	November 27, 2004	November 29, 2003
Raw materials	$111,151	$54,085
Finished goods	61,699	38,791

	$172,850	$92,876

8—PROPERTY, PLANT AND EQUIPMENT

	November 27, 2004	November 29, 2003
Land	$7,041	$6,837
Buildings and building improvements	44,738	36,151
Machinery and equipment	84,358	69,962
Furniture and fixtures	758	688
Transportation equipment	2,044	1,965
Computer equipment	3,688	3,353
Leasehold improvements	1,989	1,614
Aircraft	11,650	15,363
Assets under construction	971	11,608

	157,237	147,541
Accumulated depreciation	50,929	42,031

	$106,308	$105,510

9—BANK INDEBTEDNESS

        The bank indebtedness of the Company's Canadian subsidiaries consists of various demand revolving credit facilities available by either prime rate loans or bankers' acceptances, bearing interest at prime, currently 4.25% (4.5% in 2003), or bankers' acceptance rates, respectively, plus a premium varying from 0% to 0.5%, and secured by inventories, movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets of the Canadian subsidiaries. There are no cross collateralizations among the various facilities. These facilities are renegotiated on an annual basis.

        The Company's Canadian subsidiaries have approximately $40,743,000 in 2004 and $37,385,000 in 2003 (CA$48,500,000 in both years) of revolving credit facilities from two Canadian financial institutions, of which approximately $37,204,000 (CA$44,284,000) was available at November 27 2004 and $18,470,000 (CA$23,961,000) was available at November 29, 2003. In addition, a Canadian subsidiary has a revolving demand credit facility of $630,000 in 2004 and $578,000 in 2003 (CA$750,000 in both years), bearing interest at prime rate, currently 4.25% (4.5% in 2003), plus a rate varying from 0% to 0.75%, of which $630,000 was available at November 27, 2004 and $578,000 was available at November 29, 2003 (CA$750,000 in both years).

        As at November 27, 2004, the bank had issued guarantees and letters of credit to the Company's Canadian subsidiaries amounting to $97,000 (CA$116,000) as at November 27, 2004 and $50,000 (CA$65,000) as at November 29, 2003.

10—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	November 27, 2004	November 29, 2003
Trade accounts	$101,714	$69,560
Trade accounts to a company controlled by a director	736	872
Trade accounts to a joint venture	768	1,705
Advances due to an employee of a subsidiary (CA$888,375; CA$4,532,595 in 2003), bearing interest at a Canadian bank's prime rate, currently 4.25% (4.5% in 2003) plus a premium of 0.5%, without repayment terms	746	3,494

	$103,964	$75,631

11—LONG-TERM DEBT

	Maturity	November 27, 2004	November 29, 2003
Revolving line of credit(a)	2006	$10,295	$–
Loans(b)
(CA$6,038,708; CA$1,960,967 in 2003)	2018	5,073	1,512
Term credit facility(c)
(CA$2,124,776; CA$9,839,290 in 2003)	2006	1,785	7,584
Term loan(d)	2006	43,504	46,154
Loans from a major shareholder(e)
(CA$1,148,178; CA$3,129,210 in 2003)		964	2,412

		61,621	57,662
Less: Current portion of long-term debt		4,855	7,109

		$56,766	$50,553

(a)
A U.S. subsidiary entered into a revolving credit agreement with a group of banks, as amended, which provides for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006. At November 27, 2004, there was an amount of $28,745,254 ($20,048,074 in 2003) in available borrowings, of which $10,294,984 in 2004 ($0 in 2003) was outstanding under this agreement. The interest rate on borrowings under the credit agreement is the lead bank's prime rate, currently 5.0% (4.0% in 2003), plus a margin varying from 0% to 1.25% (0% to 1.25% in 2003), or LIBOR, currently 2.21% (1.17% in 2003), plus a margin varying from 1.25% to 2.5% (1.25% to 2.5% in 2003). Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 27, 2004. Borrowings are collateralized by assets of the U.S. subsidiary having a carrying value of $46,647,000.

(b)
Mortgage loan, amounting to $5,073,000 (CA$6,038,508), bearing interest at a rate of 5.75%, maturing on October 22, 2018, repayable in monthly capital instalments of $35,000 (CA$41,675), secured by a first hypothec on the land and building having a carrying value of $8,590,000 (CA$10,225,709) as at November 27, 2004. The Company has the option of prepaying 15% of the outstanding loan balance each year.

Loan amounting to $227,000 (CA$294,300) in 2003 was secured by way of a security agreement constituting a first fixed charge on machinery, equipment and vehicles of a Canadian subsidiary, bore interest at 8.9%, was repaid during the year.

Promissory note amounting to $1,285,000 (CA$1,666,667) in 2003 was secured by a moveable hypothec on the universality of all present and future property of a Canadian subsidiary, bore interest at prime, currently 4.25%, plus a premium of 0.75%, was repaid during the year.

(c)
Term credit facility, as amended, amounting to $1,785,000 (CA$2,124,776) in 2004 and $7,584,000 (CA$9,839,290) in 2003 maturing on February 28, 2006 and repayable by quarterly instalments of $580,000 (CA$690,000). An amount of $1,224,000 (CA$1,456,386) in 2004 and $3,005,000 (CA$3,899,046) in 2003 of the term facility bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%. An amount of $237,000 (CA$282,259) in 2004 and $411,000 (CA$533,288) in 2003 of the term facility bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%. An amount of $324,000 (CA$386,131) in 2004 and $562,000 (CA$729,539) in 2003 of the term facility bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75%. An amount of $0 in 2004 and $3,606,000 (CA$4,677,416) in 2003 of the term facility is available either by way of prime rate loans or bankers' acceptances, bearing interest at prime, currently 4.25% (4.5% in 2003), plus a premium varying from 0% to 0.75%, or at bankers' acceptance rates plus a premium varying from 1.0% to 1.75%. As of November 27, 2004 and November 29, 2003, the effective interest rates on the outstanding borrowings under this facility were 7.4% and 5.8% respectively.

Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as of November 27, 2004.

The term and revolving credit facilities (described in Note 9) are secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian subsidiary having a carrying value of $19,156,000 (CA$22,803,668) and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by a Canadian subsidiary.

(d)
A U.S. subsidiary of the Company entered into a $53,000,000 term loan agreement with a group of banks, as amended, of which an amount of $43,504,000 was outstanding at November 27, 2004 and $46,154,167 was outstanding at November 29, 2003. The interest rate on the term loan is the lead bank's prime rate, currently 5.0% (4.0% in 2003), plus a margin varying from 0.125% to 1.375%, or LIBOR, currently 2.21% (1.17% in 2003), plus a margin varying from 1.375% to 2.625%. Monthly principal payments of $220,833 are due through April 7, 2006 with the balance of the loan of $39,750,000 due April 7, 2006. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 27, 2004. The term loan is collateralized by assets of the U.S. subsidiary having a carrying value of $46,647,000 ($48,587,000 in 2003).

As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% plus the applicable margin on borrowings of $30,000,000 through April 18, 2005, and borrowings up to $20,000,000 through April 16, 2006. As of November 27, 2004, the interest rate on $30,000,000 ($30,000,000 in 2003) was 6.65% (7.4% in 2003) and the effective interest rate on the excess was 2.94% (3.12% in 2003).

(e)
The loans from a major shareholder bear interest at a Canadian bank's prime rate, currently 4.25% (4.5% in 2003), plus a premium of 0.75% and have no repayment terms.

        Aggregate maturities of long-term debt are as follows:

2005	$4,855
2006	51,569
2007	420
2008	420
2009	420
Thereafter	3,937

12—SHARE CAPITAL

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

13—SHARE OPTION PLAN

        On September 24, 1997, Novamerican's Board of Directors adopted the Novamerican Steel Inc. 1997 Share Option Plan which provides for the grant of incentive stock options (ISOs) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options (NSOs) and Other Rights (collectively, Awards) to key employees and directors of the Company. Options will be exercisable in instalments pursuant to a vesting schedule during the period specified in each option agreement. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares). The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the common shares at the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other Awards will be at the discretion of the Compensation Committee. Stock Appreciation Rights (SARs) may be granted to Share Option Plan participants separately or in connection with ISOs and NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR. The Company has reserved 1,500,000 common shares for issuance under the Share Option Plan. Since its inception, 86,089 common shares have been issued under this plan.

        On September 24, 1997, ISOs were granted to three executive officers of the Company to purchase 750,000 common shares at an exercise price equivalent to the initial public offering price of $14.00 per common share. One-fifth of the ISOs could be exercised at each anniversary date of the grant except for 300,000 ISOs of which 40% could be exercised after the second anniversary date only and 20% at each anniversary date thereafter. The Company has not issued any SARs as of November 27, 2004. A summary of stock option activity and related information for 2003 and 2004 follows:

	Shares	Weighted average exercise price
Outstanding—November 30, 2002	750,000	$14.00
Granted	–
Exercised	–
Forfeited	–

Outstanding—November 29, 2003	750,000	14.00
Granted	–
Exercised	86,089	14.00
Forfeited	–

Outstanding—November 27, 2004	663,911	14.00

	Shares	Weighted average exercise price
Exercisable at end of year
2002	750,000	$14.00
2003	750,000	14.00
2004	663,911	14.00

14—RELATED PARTY TRANSACTIONS

        The following transactions with related parties were concluded in the normal course of business and were measured at their respective exchange values, which are the amounts established and agreed to by the related parties:

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Processing revenue from a joint venture	$377	$111	$217
Sales to a joint venture		249	453
Management fees from a joint venture	46	42	38
Processing charges paid to a joint venture	2,621	2,355	2,433
Purchases from a joint venture	–	50	–
Rental charges paid to companies controlled by a director	1,281	1,213	1,036
Rental charges paid to companies jointly controlled by a director	590	491	391
Freight charges paid to a company controlled by a director	6,643	5,283	5,014
Interest paid to a major shareholder	56	81	36
Interest paid to an employee of a subsidiary	148	186	71
Purchase of property, plant and equipment from a joint venture	–	–	90

15—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Fair value of financial instruments

        Fair value of financial instruments has been estimated using data which management considered the best available methodology deemed suitable for the pertinent category of financial instruments. The estimation methodologies are as follows:

  •
  Due to their short-term maturity, the carrying value of certain financial instruments was assumed to approximate their fair value. These financial instruments include cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities;

  •
  The fair value of long-term debt, including the portion due within one year, is determined by discounting future cash flows using Government of Canada bonds effective rates increased by a risk premium;

  •
  Due to the lack of stated maturity of the loans from a major shareholder, the Company is unable to determine their fair value;

  •
  The fair value of the interest rate swap agreement used for hedging purposes is estimated by obtaining quotes from the Company's principal bankers.

        Fair value of financial instruments:

	November 27, 2004		November 29, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$60,657	$60,749	$55,250	$55,370
Long-term debt without repayment terms	964	964	2,412	2,412
Interest rate swap	741	741	1,812	1,812

        The fair value of the long-term debt is determined without considering any additional repayments based on excess cash flow that may be required due to the difficulty of estimating any additional repayments.

        The fair value of the interest rate swap represents the amount that would have been required to settle the contract as of November 27, 2004 had the contract been terminated. The notional amount of the swap is $30,000,000 to be reduced to $20,000,000 in 2005 with an original term of five years expiring April 16, 2006. The Company intends to use the swap as a hedge of the related debt interest rate until it matures.

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

Exchange rate risk

        Although the Company's financial results are reported in U.S. dollars, a substantial portion of the Company's revenues is received in, and its expenses are incurred in Canadian dollars. The Company from time to time utilizes forward exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars by certain of its Canadian subsidiaries. At November 27, 2004 and November 29, 2003, the Company had no such forward foreign currency contracts outstanding.

Interest rate risk

        The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Floating rate and non-interest bearing
Accounts receivable	Non-interest bearing
Bank indebtedness	Floating rate
Accounts payable and accrued liabilities	Floating rate and non-interest bearing
Income and other taxes	Non-interest bearing
Long-term debt	Floating rate: $24,763,000
Fixed rate: $36,858,000

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

Commodity price risk

        In the normal course of business, the Company is exposed to market risk or price fluctuations related to the purchase, production or sale of steel products. The Company's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand.

16—JOINT VENTURES

        The Company holds a 60% equity interest and a 50% voting interest in Delta Tube and Company, Limited, a joint venture that processes carbon steel into tubing.

        Effective June 30, 2003, the Company purchased the remaining 50% equity and voting interest in Nova Tube Indiana, LLC, a joint venture it had with International Steel Group, Inc. The joint venture then became a wholly-owned subsidiary of the Company and its accounts were consolidated with the accounts of the Company from the time of its acquisition. Accordingly, the following combined condensed financial information for the year ended November 29, 2003, includes the results of Nova Tube Indiana, LLC for the seven-month period ended June 30, 2003 only.

        Combined condensed financial information of the joint ventures is summarized below:

	Twelve-month periods ended
	November 27, 2004	November 29, 2003	November 30, 2002
Operations
Net sales	$3,883	$10,957	$11,330
Operating income	519	959	1,130
	November 27, 2004	November 29, 2003
Balance sheet
Assets
Current assets	$1,416	$2,678
Long-term receivable	2	7
Property, plant and equipment	2,403	2,664

	$3,821	$5,349

Liabilities
Current liabilities	$329	$306
Joint venture investment
Capital contributions	2,921	5,008
Undistributed earnings	502	382
Accumulated other comprehensive income (loss)	69	(347)

	$3,821	$5,349

17—CONTINGENCIES

        The Company is contingently liable under claims issued in the normal course of business and with respect to claims and litigation that arise from time to time. In the opinion of management, any uninsured liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements.

18—COMMITMENTS

        The Company has entered into operating leases for certain facilities and equipment which expire at various dates until 2012. The following schedule outlines the future minimum rental payments under these leases as at November 27, 2004:

2005	$3,668
2006	3,229
2007	2,249
2008	1,621
2009	1,000
Thereafter	1,313

Total minimum lease payments	$13,080

        Rental expense under the operating leases amounted to approximately $4,064,000, $4,007,000 and $3,721,000 for the years ended November 27, 2004, November 29, 2003 and November 30, 2002, respectively.

19—RETIREMENT PLAN

        A U.S. subsidiary makes available to substantially all of its employees a 401(k) plan. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. A percentage of such contribution, up to a certain limit, is matched by the employer. Investment elections are made at the discretion of the employees and the plan is administered by an independent third party. Costs incurred under the 401(k) plan amounted to approximately $498,000, $472,000 and $463,000 for the years ended November 27, 2004, November 29, 2003 and November 30, 2002, respectively.

20—FINANCIAL INFORMATION BY GEOGRAPHIC AREA

        The Company has established that it has one single reportable segment and that it does not need to provide additional information relating to segmented information in the financial statements.

	United States	Canada	Total
2004
Net sales(a)
Domestic	$347,395	$381,386	$728,781
Export	1,700	38,346	40,046

Total	$349,095	$419,532	$768,627

Operating income	$58,278	$59,719	$117,997

Depreciation and amortization	$4,249	$4,431	$8,680

Long-lived assets	$68,036	$51,061	$119,097

2003
Net sales(a)
Domestic	$224,236	$258,348	$482,584
Export	1,028	23,455	24,483

Total	$225,264	$281,803	$507,067

Operating income	$7,818	$15,196	$23,014

Depreciation and amortization	$3,226	$3,736	$6,962

Long-lived assets	$70,752	$47,387	$118,139

2002
Net sales(a)
Domestic	$210,733	$228,622	$439,355
Export	842	25,304	26,146

Total	$211,575	$253,926	$465,501

Operating income	$12,170	$22,382	$34,552

Depreciation and amortization	$2,947	$3,281	$6,228

Long-lived assets	$57,805	$35,905	$93,710

(a)
Sales are attributed to countries based on location of external customer.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Novamerican Steel Inc.

        We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries referred to in our report dated December 17, 2004, which is included in the Annual Report for the year ended November 27, 2004 on Form 20-F. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II, also included in the Annual Report, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chartered Accountants

Montréal, Canada
December 17, 2004

Schedule II

NOVAMERICAN STEEL INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands of U.S. dollars)

Description	Balance at beginning of year	Additions charged to expenses	Deductions	Balance at end of year
	$	$	$	$
Allowance for doubtful accounts
Year ended November 27, 2004	1,950	2,555	883	3,622
Year ended November 29, 2003	1,656	1,619	1,325	1,950
Year ended November 30, 2002	1,267	1,529	1,140	1,656
Year ended November 24, 2001	1,250	1,189	1,172	1,267

ITEM 19 EXHIBITS

Exhibit No.	Description of Exhibit
1.1(a)	Articles of incorporation.
1.2(a)	By-laws.
2.1(a)	Specimen of Certificate representing Common Shares.
4.1(b)	1997 Share Option Plan.
4.2(c)	Formation and Operating Agreement, dated February 2, 2000, of BethNova Tube, LLC.
4.3(d)	Acquisition by 156499 Canada Inc. of the Minority Interest in Argo Steel Ltd.
4.4(e)	$40,000,000 Revolving Credit Facility dated April 6, 2001.
4.5(f)	$53,000,000 Term Loan Facility dated April 6, 2001.
4.6(g)	Purchase Agreement dated June 30, 2003 between Novamerican Tube Holdings, Inc., as Purchaser and ISG Venture Inc., as Vendor.
8.1	Subsidiaries of the Company.
10.1	Consent of Raymond Chabot Grant Thornton.
11.1(h)	Code of Business Conduct and Ethics
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

(e)
Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F, filed on February 20, 2002.

(f)
Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F, filed on February 20, 2002.

(g)
Incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F, filed on February 25, 2004.

(h)
Incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 20-F, filed on February 25, 2004.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report its behalf.

NOVAMERICAN STEEL INC. (Registrant)
Dated: February 23, 2005	By:	/s/ Christopher H. Pickwoad Christopher H. Pickwoad Executive Vice President and Chief Financial Officer