Form 20-F/A
period 2004-11-27
NOVAMERICAN STEEL INC
filed 2005-05-03
CIK 1046687

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

 EXPLANATORY NOTE

        This Form 20-F/A is being filed by Novamerican Steel Inc. (the "Company") as Amendment No. 1 to its Annual Report on Form 20-F filed on February 23, 2005 (the "Form 20-F"). The purpose of this Amendment No. 1 is to amend and restate Items 3, 4, 5, 6, 7, 10, 11, 16C and 19 in their entirety in order to conform the disclosures therein to disclosures contained in the Company's Registration Statement on Form F-3. Only these revised sections are included in this Amendment No. 1. This Form 20-F/A does not change the other disclosures set forth in the Form 20-F as originally filed and, except as expressly indicated herein, does not reflect events occurring after or provide information subsequent to, the original filing date of the Form 20-F.

STATEMENT ON FORWARD-LOOKING INFORMATION

        Except for the statements of historical fact contained herein, the information under the headings "Information on the Company", "Item 5 Operating and Financial Review and Prospects", "Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in the Form 20-F as amended by this Amendment No. 1 constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Amendment No. 1 and the Form 20-F, the words "anticipate," "expect," "believe," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including those identified in the section captioned "Key Information—Risk Factors". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, believed, estimated or projected. We undertake no obligation to publicly release, furnish or file the result of any revision to the forward-looking statements herein that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

(c)
"EBITDA" is a non-GAAP financial measure calculated by adding to net income for each year the amounts for income taxes, interest expense, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of our results of operations. EBITDA may be useful to compare our results to those of other companies in the industry on the same basis. In addition, it is a measure commonly required by lenders in determining compliance with financial covenants. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of our performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

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

The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could negatively impact the prices of our products, reduce our margins of profitability, and weaken our financial condition

        The principal raw material used in our operations is flat rolled carbon steel which we typically purchase from steel producers. The steel industry as a whole is cyclical. At times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates.

        As a steel service center, we generally maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historical buying practices, contracts with customers and market conditions. We generally purchase steel at prevailing market prices in effect at the time we place our orders. When raw material prices increase, competitive conditions will influence how much of the steel price increase can be passed on by us to our customers. When raw material prices are decreasing, we face the challenge of selling the inventory that we acquire at a relatively higher cost at the decreasing prices. Thus, decreases in raw material prices could result in lower sale prices and lower margins for our products.

        In recent years, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. At times, this affected the availability and prices of flat rolled carbon steel. Effective in January 2004, North American steel producers implemented raw material surcharges to offset these costs at least until these shortages subside. More recently, due in part to the surcharges and a number of additional factors, including the strengthening of the general economy, the increased consolidation of North American steel producers and the increasing demands for steel from the Asian markets, there has been a sharp rise in the price we pay for certain raw materials. As a result, we have increased prices for our flat rolled carbon steel products in part to pass on these surcharges to our customers. We may not be able to pass on these surcharges and price increases to our customers in the future. In addition, certain of our customers are paying the additional amounts related to the surcharges under protest.

        During fiscal 2004, the prices we charged for our products and services were at record high levels. We may not be able to maintain these prices in the future. The occurrence of one or more of the above events could negatively impact the prices of our products, reduce our margins or profitability, and weaken our financial condition.

Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from any one of these industries could result in lower operating income and profitability

        Certain of our products are sold to industries, including the automotive industry, that experience significant fluctuations in demand based on general economic conditions, seasonality and other factors beyond our control. As a result, we may not be able to increase or maintain our level of sales or prices in periods of economic stagnation or downturn.

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

We may not be able to grow our business in the future or to manage our expansion effectively

        Historically, we have managed to grow our business internally and through acquisitions. In the future, we may not be able to identify and capture growth opportunities and, therefore, we may not be able to grow our business at the rate we did in the past or at all. Any new facility or operation or any future acquisitions, if completed, may not be profitable.

        In addition, the expansion of an existing facility or the construction of a new facility could hinder our results of operations due to the impact of start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions could result in unforeseen difficulties in integrating the acquired businesses with our existing business and could divert a disproportionate amount of management time and attention. The incurrence of additional indebtedness to pay for expansion costs or acquisition costs could harm our liquidity and financial stability. Moreover, any issuance by us of common shares to effect acquisitions could result in dilution to our shareholders. Although we frequently evaluate potential acquisitions, we currently have no understandings, agreements or commitments to make any acquisitions.

Our results of operations may be impacted and adversely affected by fluctuations in foreign exchange rates

        We are subject to exchange rate fluctuations that are beyond our control. Some of our revenues are derived from sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, and converted into Canadian dollars based upon the average monthly exchange rate at the time of sale. If we are not able to successfully hedge our currency exposure, changes in the rate of exchange between the Canadian dollar and the U.S. dollar may negatively impact our results of operations and cash flow. See "Quantitative and Qualitative Disclosures About Market Risk."

Our Canadian operations subject us to currency translation risk which could cause our reported results to fluctuate significantly from period to period

        We receive a material portion of our revenue from our Canadian operations and as such our primary functional currency is the Canadian dollar. However, for each reporting period, we translate the results of operations and financial condition into United States dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the U.S. dollar, our revenue, as reported, is favorably affected and conversely expenses are unfavorably affected. Fluctuations in the relative values of the U.S. dollar and the Canadian dollar could negatively affect our results of operations and assets and liabilities as reported in our financial statements.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income

        The nature of our business may expose us to environmental liability claims, even if such claims are without merit. One of our subsidiaries, American Steel and Aluminum Corporation, or American Steel, was named as one of 19 defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add additional defendants, aggregating to a total of 57 defendants. The plaintiffs claim that we are liable based upon alleged shipments to the site by American Steel, prior to its acquisition by us in 1996. The plaintiffs have identified over 100 potentially responsible parties, or PRPs. Additionally, the Environmental Protection Agency, or EPA, has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. We did receive, on or about April 25, 2003, an EPA claim letter seeking reimbursement of costs incurred and to be incurred at the site. American Steel responded to the claim by denying liability for the site, but was also working with other PRPs to evaluate its options for resolving the matter. The plaintiffs seek recovery of investigative expenses incurred and to be incurred, together with a declaration of liability for all future remediation costs at the site. We do not believe it is currently possible to estimate our share, if any, of such investigative expenses or future remediation costs with reasonable certainty. The defendants have formed a PRP committee (in which we are participating) to monitor the site investigation. We believe that we have meritorious defenses against the claims raised in the action and we intend to defend our position vigorously should the litigation proceed. However, we may not prevail should the litigation proceed and any significant loss could reduce our earnings.

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

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy

        The success of our business is dependent upon the management and leadership of D. Bryan Jones, our chairman, president and chief executive officer, and certain other members of our senior management team. In addition, our decentralized corporate structure requires that each of our facility managers perform important management and leadership functions. The loss of any of these individuals or our inability to attract, retain and maintain additional personnel could adversely affect our ability to conduct, manage and grow our business. We may not be able to retain our existing senior management personnel or to attract additional qualified personnel.

Our business is highly competitive and increased competition could reduce our sales and profitability

        The principal markets that we serve are highly competitive. We compete on a regional basis with steel service centers and, to a certain degree, primary steel producers and intermediate steel processors. We have different competitors for each of our products and within each region that we serve. Certain of these competitors have financial and operating resources in excess of our financial and operating resources. Although we have been able to successfully compete in the past, we may not be able to continue to do so. Increased competition could harm our net sales and profitability in the future.

Our operations may be impacted by future labor negotiations or work stoppages

        Certain of our employees at 11 of our 23 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations, representing in the aggregate approximately 335 of our 1,104 employees. Our labor contracts expire on staggered dates. As of March 3, 2005, the labor contract with the Sheet Metal Workers covering 31 employees at one of our Lachine facilities was extended such that it will now expire on November 30, 2009. The labor contract with the United Steelworkers covering 49 employees at our Auburn and Cumberland facilities will expire on June 30, 2005. The labor contract with the Teamsters covering 17 employees at our Ashland facility expired on April 30, 2005, and is currently being renegotiated. Widespread work stoppages could have a direct negative impact on our ability to conduct business, continue production, and on our earnings.

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

Restrictive loan covenants may limit our ability to develop greenfield projects or to pursue acquisitions

        Certain of our credit facilities contain covenants restricting or limiting our ability to, among other things, incur additional indebtedness, pay dividends or make other restricted payments, dispose of or create a charge or lien on our assets, and make capital expenditures and other investments. These restrictions may limit our ability to develop greenfield projects, pursue acquisitions and achieve our growth strategies.

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

If our customers, which are primarily North American manufacturing and industrial companies, relocate operations or outsource functions overseas, we could lose their business

        Our customer base is located in the United States and Canada and consists primarily of manufacturing and industrial companies. We do not currently operate facilities outside of North America. Therefore, in the event our customers relocate production operations or outsource particular functions overseas, we could lose their business, which could harm our results of operations and financial condition.

It may be difficult to trade our common shares

        Although our common shares are registered under the Securities Exchange Act of 1934 and quoted on the Nasdaq National Market, until recently, there was a limited volume of trading of our common shares. Accordingly, investors may not be able to rapidly divest a portion of their common shares or liquidate their investment should they desire to do so.

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

        In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may result in a decrease of our share price, regardless of our results of operations.

Future sales of our common shares could depress the market price of our common shares and diminish the value of your investment

        Future sales of our common shares could result in a decrease of the prevailing market price of our common shares, especially if our existing shareholders were to sell a large number of common shares, or if we were to issue a large number of our common shares. Moreover, the perception in the public market that our existing shareholders might sell additional common shares could depress the market for our common shares.

Our principal shareholders have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change in control

        Approximately 82.1% of our outstanding common shares (including 663,911 shares subject to currently exercisable options held by certain of our officers) are beneficially owned by certain of our officers and directors. As a result, these officers and directors have and will collectively retain the power to elect our entire board of directors and to determine the outcome of any other matters submitted to our shareholders for approval.

        Through the foregoing persons continued concentration of voting power, they could delay, deter or prevent a change of control of our company or other business combinations that might otherwise be beneficial to our other shareholders. In deciding on how to vote on such matters, such persons may be influenced by interests that conflict with yours.

The staggered nature of our board of directors, as well as the proposed amendment to our articles of incorporation, could delay, deter or prevent a change of control

        Our board of directors currently consists of six members. Our articles of incorporation provide for our board of directors to be divided into three groups, with staggered three-year terms. As a result, only one group of directors (each group being currently comprised of two directors) will be elected at each annual meeting of our shareholders. Further, at our annual and special meeting of shareholders held on March 29, 2005, our shareholders approved an amendment to our articles of incorporation that authorized our board of directors to appoint, between annual meetings of shareholders, one or more additional directors who would hold office for a term expiring not later than the close of our following annual meeting of shareholders (unless such appointed directors are then elected as directors by our shareholders), provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of our shareholders.

        The staggered nature of our board of directors and our board's ability to appoint one or more additional directors may make it more difficult for our shareholders to replace our board of directors and may have the effect of deterring hostile takeovers or preventing or delaying changes in control of our company that might otherwise be beneficial to our shareholders.

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

        At the end of 2004, we completed the construction of a 160,000 square foot facility in LaSalle (Montréal), Québec. This new manufacturing and processing facility includes an in-line temper mill and cut-to-length line and became operational in early 2005. This facility replaces our facility at Dorval

Québec and one of our facilities at Lachine, Québec. The mill includes a rotary shear for continuous operation and precision cut-to-length tolerances, and is capable of leveling and temper-rolling 40 ton coils up to 1/2" thick by 72" wide. The temper mill is also capable of processing coils up to 80,000 minimum yield and creating elongations of up to 3.0%. The mill and cut-to-length line join our previously announced 1/2" × 72" wide slitter that has been operating since our second quarter of fiscal 2004. In addition to these new pieces of equipment, we have upgraded, rebuilt and transferred two existing lines, a 1/4" × 60" slitter and a 1/4" × 72" cut-to-length line, to bring the total number of lines in the new LaSalle facility to four, with the result that the new facility has an annual slitting and leveling capacity of over 400,000 tons. The cost of this project was approximately $20.2 million, which was financed by a combination of new debt for the land and building and internal sources of funds.

        The new facility in LaSalle was built to reorganize and restructure three of our facilities. While historically, all these three facilities processed and sold hot-rolled coil and plate, now only the LaSalle facility will undertake these operations. The LaSalle facility will take the place of two of the previous three operating locations. We believe that by consolidating the operations into one facility, we will see improved inventory management of hot-rolled products, and capacity increases, production improvements and reduced manpower requirements from the new and upgraded equipment. Furthermore, since the new LaSalle facility is located next to our Delta Tube operation, we also expect that this will result in quicker transfer of slit coils to the tube mill, less transport equipment with no weight restrictions or traffic concerns, and less freight out costs with pick-ups in adjacent buildings as opposed to distant points on the Island of Montréal. We believe these operating efficiencies, new equipment, and administrative and logistical advantages will result in significant cost savings beginning in the second quarter of 2005.

Business Overview

        We are a well-established steel service center, processor, and tubing manufacturer. We operate from 11 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and from 12 locations in the Canadian provinces of Québec and Ontario. Since inception, we have grown our business internally through identifying and capturing niche opportunities in steel manufacturing and processing, and through selective acquisitions. This has enabled us to become a multi-facility, multi-process provider of value-added services in several processing and geographic niches. For example, based on our knowledge of the industry, we believe that we are one of four producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We have also recently installed a new in-line temper mill in our LaSalle, Québec facility, which we believe will make us the only independent provider of this high-precision service in Canada.

        We process and distribute carbon steel, stainless steel and aluminum products and operate as an intermediary between primary metal producers and the manufacturers that require processed metal, often on a just-in-time delivery basis. We produce steel tubing in various sizes for use in the structural and automotive markets (including tubing used in hydroforming). We also produce roll formed steel sections and manufacture heavy equipment parts and accessories. Our flat rolled processing capabilities include pickling, slitting, blanking, leveling, temper-rolling and cutting-to-length to precise customer specifications. Additionally, we perform many of these processing services for customers who provide their own steel, referred to in the industry as toll processing. For a detailed description of our steel processing services, see "—Products and Services."

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

        Since our initial public offering in 1997, we have completed the five greenfield projects described below, each of which involved the acquisition of land, construction of facilities from the ground up and installation of various machinery and equipment:

  •
  Mississauga, Ontario (1997): Upon completion, this state-of-the art tube manufacturing facility became one of the first facilities in Canada, to our knowledge, to provide hydroform quality tubing to be used by the automotive industry. In addition, we developed at this facility in-line capabilities to cut to precision lengths, finish, test and package tubing. We have since included these capabilities in the design of our subsequent tubing facilities.

  •
  Stoney Creek, Ontario (1999): This facility contains, what we believe is one of only two independent pickling operations in Canada. As compared to pickling operations owned by steel mills,

  we believe we generally operate with a lower cost structure. This enables us to handle customer orders in quantities smaller than those which would be economical for integrated steel producers. We began commercial production at this facility in February 1999, just nine months after breaking ground. In fiscal 2004, we processed approximately 550,000 tons through the pickling line, which is approximately 29% higher than the manufacturer's annual rated capacity of 425,000 tons for this line.

  •
  Morrisville, Pennsylvania (2000): Prior to completion of this facility, we had served the Northeastern United States structural tube market from our Montréal facility. However, based on sustained demand for our structural tube products, we were able to justify construction of this facility which commenced operations in 2000.

  •
  Jeffersonville, Indiana (2001): This specially designed tube manufacturing facility produces tubing for use in the hydroforming of automobile and light truck components.

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

  •
  Effective management information systems.  We have reliable and scalable management information systems that help us to operate our business efficiently, including bar coding technology which enables us to monitor and allocate inventory among our operations. Our systems provide information with respect to the buying patterns of our customers and enable us to properly monitor our inventory turnover rates. We are actively pursuing opportunities to streamline the cost and time associated with customer and supplier communications, including electronic data interchange.

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

        A distinctive aspect of our company is our focus on pickling and tubing operations:

  •
  pickling is an in-line process for cleaning hot-rolled steel coils of rust, scale and dirt. Currently, we believe that we are one of only two independent picklers in Canada: and

  •
  tubing is a process by which flat rolled coils are formed into circular, oval, square or rectangular shapes and the seams are electric resistance welded. Hydroforming is an innovative technology used in the manufacture of certain automotive parts which involves the application of water at high pressure to form and shape steel tubes.

        This reduces the cost and the weight of a steel component. Our tubing operations are presently structured as follows:

  •
  six mills, of which four are located in Canada and two are located in the United States;

  •
  a majority of our tube production is hollow structural sections, or HSS, tubing; and in addition

  •
  our tube mills in Mississauga, Ontario, and Jeffersonville, Indiana, were constructed specifically to meet the needs of high pressure hydroforming for the automotive industry and include in-line precision cutting, finishing, testing and packaging capabilities.

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

Legal Proceedings

        In addition to the claims mentioned in "—Environmental" above, we are a party to various legal actions that we believe are ordinary in nature and incidental to the operation of our business. In our opinion, the outcome of these additional proceedings are not likely to have a material adverse effect upon our business, results of operations or financial condition.

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

        The following chart illustrates the organization of our operating subsidiaries and their country of organization:

  (a)
  Since January 1, 2005, Metco Steel Inc., formerly one of our wholly-owned subsidiaries is now a division of Nova Steel Ltd.

  (b)
  50% voting interest.

Property, Plants and Equipment

        The following chart describes each of our Canadian operations:

Subsidiary/Location				Description of Operations and Products	Title

Nova Steel Ltd./ LaSalle, Québec	• •	160,000 sq. ft Temper mill	•	Hot-rolled, hot-rolled pickled and oiled and tubing	Owned
	•	Two cut-to-length lines
	•	Two slitting lines

Nova Steel Ltd./ Dorval, Québec	• • •	75,500 sq. ft Two slitting lines Multi-blanking line	•	Hot-rolled, hot-rolled pickled and oiled and cold-rolled products and tubing	Leased to May 31, 2005*
	•	Three flat bar edging lines

Nova Steel Ltd./Cambridge, Ontario	• •	49,100 sq. ft Two slitting lines	•	Hot-rolled, hot-rolled pickled and oiled, cold-rolled and coated slit coils	Leased to Nov. 30, 2009*

Delta Tube and Company, Limited/ LaSalle, Québec (60% Owned)	• •	100,000 sq. ft HSS tube mill, up to 5" × 5" × 1/4"	•	Toll rolling of HSS tubing for Nova and pipe for Ispat Sidbec Inc.	Owned

Nova Tube Inc./ Baie d'Urfé, Québec	• • •	47,100 sq. ft Hot-rolled tube mill Cold-rolled tube mill up to 3" O.D.	•	Toll rolling of tubing for Nova for the automotive and furniture industries, other manufacturers and the structural market	Leased to May 31, 2008*

Nova Tube Ontario Inc./ Mississauga, Ontario	• •	90,000 sq. ft Cold-rolled tube mill up to 4" O.D.	•	High quality mechanical tubing targeting hydroformed automobile components and other automotive and general manufacturing applications	Leased to April 30, 2007*

Nova Steel Processing Centre Ltd./ Stoney Creek, Ontario	• • •	171,000 sq. ft Pickling line Two slitting lines	•	Pickling and slitting of coils on a toll rolling basis	Owned

Argo Steel Ltd./ Lachine, Québec	• • •	53,000 sq. ft Slitting line Cut-to-length line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to March 31, 2006
	•	Blanking line
	•	Shearing

Argo Steel Ltd./ Brampton, Ontario	• •	63,100 sq. ft Precision multi-blanking line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Nov. 30, 2008*
	•	Slitting line

Cresswell Roll Forming Inc./ Granby, Québec	• • •	127,000 sq. ft 15 roll forming lines Seven punch presses	• •	Variety of sophisticated roll formed sections on customer demand Pallet racking	Owned
	•	Stamping and manufacturing
	•	In-line welding
	•	Electrostatic powder coating

Cresswell Roll Forming Inc./ St. Hubert, Québec	•	118,300 sq. ft	•	Front loader buckets	Leased to Dec. 31, 2011*

Cresswell Roll Forming Inc./ Shawinigan, Québec	• • •	12,000 sq. ft Five punch presses Stamping	•	Hardwood flooring nails, nailers and accessories	Leased to Feb. 28, 2009
	•	Assembly

*
Indicates a facility leased from a related party. See "Major Shareholders and Related Party Transactions."

        The following chart describes our two tubing facilities in the United States:

Subsidiary/Location				Description of Operations and Products	Title

Nova Tube and Steel, Inc./ Morrisville, PA	• •	163,300 sq. ft HSS tube mill up to 6" × 6" × 3/8"	• •	Hot-rolled HSS tubing up to 6" square Hot-rolled sheet and plate coil	Owned
	•	Heavy gauge slitter
	•	Heavy gauge cut-to-length line

Nova Tube Indiana, LLC/ Jeffersonville, IN	• •	108,000 sq. ft Mechanical tube mill up to 7" O.D.	•	High quality mechanical tubing targeting hydroformed automobile and truck frame components	Owned

        The following chart describes each of our other nine operations in the United States:

Subsidiary/Location				Description of Operations and Products	Title

American Steel/ Albany, NY	• •	40,000 sq. ft Shearing	•	Pipe and tubing, hot-rolled products and galvanized sheet	Owned
	•	Bar sawing	•	Stainless steel and aluminum
			•	Tubing

American Steel/ Ashland, VA	• •	45,000 sq. ft Shearing	• •	All carbon steel products Stainless steel and aluminum	Owned
	•	Bar sawing	•	Tubing

American Steel/ Auburn, MA	• • • •	105,000 sq. ft Four slitting lines Leveling and cut-to-length line Blanking line	• •	Leading supplier of cold-rolled, high carbon, strip steel in the Northeastern United States
				Processing of cold-rolled, galvanized, aluminum and stainless coils to supply sheets for all of our divisions	Owned
			•	Processing of coated sheets, intermediate tempered sheets and bright finished materials

American Steel/ Cumberland, RI	• •	49,000 sq. ft Shearing	• •	Hot-rolled products, cold-rolled bars Stainless steel and aluminum	Owned
	•	Bar sawing	•	Tubing

American Steel/ Harrisburg, PA	• • •	104,000 sq. ft Shearing Bar sawing	•	Full line of carbon products, particularly stainless steel and aluminum sheet	Owned
			•	Tubing

American Steel/ Hartford, CT	• • •	36,000 sq. ft Shearing Bar sawing	•	Cold finished carbon steel bars, cold-rolled, coated, stainless steel and aluminum sheet	Owned
			•	Tubing

American Steel/ Norwood, MA	• • •	55,000 sq. ft Shearing Bar sawing	•	Cold finished carbon steel bars, cold-rolled, hot-rolled, coated, stainless steel and aluminum sheet	Owned
			•	Tubing

American Steel/ Portland, ME	• • •	59,000 sq. ft Shearing Bar sawing	•	Full line of products, including high strength, hot-rolled plates for the shipbuilding industry and stainless steel bar grating for corrosive pulp and paper and food processing industries	Owned

American Steel/ Syracuse, NY	• •	53,000 sq. ft Shearing	• •	Primarily hot-rolled products Stainless steel and aluminum	Owned
	•	Bar sawing	•	Tubing

        The lease of our facility located in Dorval, Québec expires on May 31, 2005. We plan to extend this lease. Substantially all the assets of certain of our subsidiaries are subject to blanket liens for the benefit of certain lenders.

        Each of the above facilities is fully utilized.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read this discussion together with our consolidated financial statements and the related notes and other financial information included elsewhere in this annual report.

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

        We sell products in Canada and the United States. All of our sales and payments are made in either Canadian dollars or U.S. dollars and we conduct our operations generally on the basis of short-term orders. Our customers typically release orders on a just-in-time basis and generally use one week forecasts for placement of orders, which are subject to frequent additions and cancellations. Because our firm orders are so variable and have such short lead times, backlog, in the traditional sense, at any point in time is not a meaningful indicator of the trend in our overall business or our future performance. Our results of operations are affected by numerous external factors, such as general economic and political conditions, competition and steel pricing and availability.

        We have grown our business internally and through acquisitions to become a multi-facility, multi-process steel service center. We have achieved additional growth through developing value-added services in processing and geographic niches. We are one of four producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We also have recently installed a new in-line temper mill, which will make us the only independent provider of this high-precision service in Canada. We have been profitable in each year since we commenced operations in 1979, except for a loss of less than $200,000 in 1990. Our total tons sold and processed and our shareholders' equity grew from 1997 to 2004 at a compound annual growth rate of 11.8% and 21.0% respectively.

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

        Our accounts receivable, as recorded on our balance sheet, typically reflect invoices which are dated within three months prior to, and which are unpaid at, the date of the balance sheet. The amount of our accounts receivable as recorded on our balance sheet will therefore reflect the recent increasing or decreasing trends in selling prices as well as in sales volumes. Similarly, our inventories, which we seek to turn as frequently as possible and which we report on a first-in first-out basis, will reflect recent inventory replacement costs. As our inventory replacement costs increase or decrease, based on similar inventory volumes, our inventories as recorded on our balance sheet will increase or decrease accordingly. As a result, we believe that the increases in our accounts receivable and our inventories at the end of fiscal 2004 compared with fiscal 2003 are largely a reflection of the increases in our selling prices and in our steel replacement costs during the last quarter of fiscal 2004, in our closing inventory volumes compared with the last quarter of 2003. Our inventories at the end of fiscal 2004 reflect the current pricing for steel, whereas net sales for the year reflect pricing through the full twelve-month period. Where there is a period during which steel prices rise, as was the case through fiscal 2004, based on similar volumes, inventories will tend to increase at a greater rate than sales.

        While the steel service center industry is largely a regional business, it can be affected by the broader industrial markets. Beginning in the last fiscal quarter of 2004 and continuing into the first fiscal quarter of 2005, we have observed that North American steel prices, which had been at a premium to global steel prices throughout the first three fiscal quarters of 2004, have come more in line with world steel prices. We have also seen some inventory corrections during this same period as a result of seasonal factors and relatively high service center inventories, which have had the effect of reducing selling prices. We do not expect our results in fiscal 2005 to benefit as much from inventory valuation gains as they did in fiscal 2004, and do not currently believe that the pricing levels during the second half of fiscal 2004 are fully sustainable beyond the particular economic climate of that period. However, based on discussions with our customers we believe that there is currently continued strong demand in many manufacturing industries and as discussed further below, we believe it is unlikely that in the foreseeable future prices will return to the levels that prevailed in years prior to 2004. See "Risk Factors—Risks Relating to our Operations—The prices we pay for steel and raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results," and "Risk Factors—Risks Relating to our Operations—Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from one or more of these industries could result in lower operating income and profitability."

        In recent years, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. At times, this affected the availability and prices of flat rolled carbon steel. Effective in January 2004, North American steel producers implemented raw material surcharges to offset these costs at least until these shortages subside. More recently, due in part to the surcharges and a number of additional factors, including the strengthening of the general economy, the increased consolidation of North American steel producers and the increasing demands for steel from the Asian markets, particularly China, there has been a sharp rise in the price we pay for raw material, which on average increased through fiscal 2004 by approximately 65%.

        As a result of the surcharges from the steel producers, which, we believe, were introduced to overcome contracted price commitments, and the general price increases for other purchases, the pricing to all customers in our industry was increased by us and our competitors. As noted above, it is uncertain to what extent these increases in prices will be fully sustained. During most of 2004, the escalation in surcharges by the North American steel producers was predicated on the shortages of supply and rising prices of scrap, coke and iron ore among other raw materials. In recent months, while the price of scrap has decreased, the price of iron ore has increased significantly. These opposing trends notwithstanding, it appears to us that the North American steel producing mills are moving towards pricing levels that, although lower than experienced in 2004, are higher than in years prior to 2004. In fact, it appears to management that there is a trend among steel producers to roll raw material surcharges into a new base pricing structure. In addition, in the past few years we have noticed a trend of consolidation of steel producers which we believe will continue in the North American and global markets. For example, in the period from 2003 to 2005 five formerly-independent North

American steel suppliers merged into a single operating business. We believe that this type of consolidation will have the effect of stabilizing pricing in the industry. We also believe that China will remain a net importer of flat rolled steel in the future and will continue to influence steel prices. Accordingly, we believe it is unlikely that in the foreseeable future prices will return to the levels that prevailed during the years prior to 2004.

        We operate as an intermediary between steel producers and our customers. As indicated above, increasing or decreasing trends in steel prices will impact our accounts receivable and inventories, and thereby our working capital and liquidity. Our commitments for metal purchases are generally at prevailing market prices in effect at the time we place our orders. During periods of increasing prices, we face increased working capital demands as we sell off lower priced inventory but must purchase steel at the increasing prices. Similarly, when prices are decreasing, we face the challenge of selling the inventory that we acquired at a relatively higher cost, as we replace our inventory at the decreasing prices. We believe that funds available under our credit facilities together with the funds from our operations will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital requirements and capital expenditure requirements over the next 12 months. See "—Liquidity and Capital Resources."

        Significant short-term increases in prices can, depending upon general economic conditions, have a dampening effect on demand. However, we do not believe that the price increases that we implemented as a result of the surcharges being imposed by North American steel producers during fiscal 2004 caused an impact on the volume of sales. In the future, we may not be able to pass on these surcharges and price increases to our customers. Certain of our customers paid the additional amounts related to the surcharges in 2004 under protest. If these and other similarly situated customers were to assert claims that they are not obligated to pay the amounts related to the surcharges and ultimately prevailed on such claims, this could have a material adverse effect on our business, results of operations and financial condition in one or more future reporting periods.

Selected Results of Operations

        We have set forth in the following table for each of the periods presented certain statement of operations data expressed as a percentage of net sales.

	Years Ended
	November 30, 2002	November 29, 2003	November 27, 2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	70.7	79.0	75.5

Gross margin	29.3	21.0	24.5
Operating expenses	13.9	16.5	17.1

Operating income	15.4	4.5	7.4
Interest expense	0.6	1.0	1.0
Share in income of joint ventures	(0.0)	(0.1)	(0.2)

Income before income taxes	14.8	3.6	6.6
Income taxes	5.3	1.1	2.2

Net income	9.5%	2.5%	4.4%

Fiscal 2004 Compared to Fiscal 2003

        In fiscal 2004, our net sales increased by $261.5 million or 51.6% to $768.6 million compared with $507.1 million in fiscal 2003. During fiscal 2004, the steel industry in general experienced significant price increases by the North American steel producers of approximately 104.8% over the course of our fiscal year arising from raw material cost and supply factors which, in turn, also led to the introduction of surcharges. Accordingly, our average selling prices escalated throughout the year by 45.0% and were significantly higher than in fiscal 2003. In addition, the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the net sales of our Canadian subsidiaries in the consolidated financial statements for fiscal 2004 had a positive impact of approximately 4.4% on our net sales which represents an amount of $34.2 million.

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

        Our operating costs as a percentage of net sales decreased to 13.9% of sales from 16.4% in fiscal 2003. The decrease in percentage was attributable to our higher net sales. In absolute dollars our operating expenses increased by $24.0 million. This increase was attributable to the following: (i) the impact of the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the operating expenses of our Canadian subsidiaries in the consolidated financial statements for fiscal 2004 in the amount of approximately $3.9 million; (ii) the consolidation for the full year of one of our operations which was formerly consolidated for only five months in the amount of approximately $0.6 million; (iii) profit-related bonuses in the amount of approximately $5.1 million; (iv) an increase in the allowance for doubtful accounts in the amount of approximately $1.7 million; (v) additional operating costs incurred through the duration of the expansion projects in the LaSalle and Brampton facilities in the amount of approximately $2.3 million; and (vi) the increase in general overall operating costs arising from additional plant and office staff, annual salary and wage increases, utility costs, and other variable costs resulting from a 9.1% growth in tons sold and processed in the amount of approximately $10.4 million.

        In fiscal 2004, our interest expense decreased by $0.2 million or 5.4% to $4.9 million compared with $5.1 million in fiscal 2003. Some of our interest rates were impacted positively by reductions in interest rate premiums which resulted from improved covenant ratios. In addition, we reduced the overall interest bearing debt during fiscal 2004.

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

        We believe that funds available under our credit facilities together with the funds from our operations will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital requirements and capital expenditure requirements over the next 24 months. Our capital requirements are subject to change as business conditions warrant and opportunities arise. We anticipate spending approximately $16.0 million on certain projects in the current fiscal year to increase capacity at existing facilities. At this time however, we have not committed to funding any such projects. In connection with our internal and external expansion strategies, we may from time to time seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to our customers' demands. We plan to refinance our U.S. revolving credit and term loan agreements in the normal course when they become due in 2006. We expect to generate enough cash to repay all of our other long-term debt.

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

        At November 27, 2004, our long-term debt consisted of the following:

  •
  a credit facility entered into with two Canadian banks consisting of a term facility and a revolving demand facility, expiring on February 28, 2006. Borrowings under our term facility amounted to $1.8 million at November 27, 2004 of which an amount of approximately $1.2 million bears interest at a rate of 6.4% plus a premium varying from 0.0% to 0.75%, an amount of $0.3 million which bears interest at a rate of 8.0% plus a premium varying from 0.0% to 0.75% and an amount of $0.3 million which bears interest at a rate of 7.97% plus a premium varying from 0.0% to 0.75%. The revolving demand facility of approximately $0.6 million bears interest at the lender's prime rate, 4.25% as at November 27, 2004, plus a rate varying from 0.0% to 0.75%, none of which was outstanding at November 27, 2004. As at November 27, 2004 the effective interest rate on the outstanding borrowings under this facility was 7.4%. The credit facility is secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of one of our wholly-

  owned Canadian subsidiaries and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by that Canadian subsidiary. Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as at November 27, 2004;

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

  •
  a $53.0 million term loan agreement entered into during 2001 by one of our wholly-owned U.S. subsidiaries with a group of U.S. banks maturing on April 7, 2006, of which $43.5 million was outstanding at November 27, 2004. The interest rate on the term loan is the lead bank's prime rate, 5.0% as at November 27, 2004, plus a margin varying from 0.125% to 1.375%, or LIBOR, 2.21% as at November 27, 2004, plus a margin varying from 1.375% to 2.625%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as at November 27, 2004. The term loan is collateralized by assets of that U.S. subsidiary having a carrying value of $46.6 million. As required by the term loan agreement, the U.S. subsidiary entered into an interest rate swap agreement in April 2001 to fix the interest rate at 5.27% plus the applicable margin on borrowings up to $30.0 million through April 18, 2005 and borrowings up to $20.0 million through April 16, 2006. As at November 27, 2004, the interest rate on

    $30.0 million was 6.65% and the effective interest rate on the excess was 2.94%. See "—Hedging;" and

  •
  loans from our president, D. Bryan Jones, amounting to $0.9 million, bearing interest at Royal Bank of Canada's prime rate, 4.25% as at November 27, 2004, plus a premium of 0.75%. See "—Major Transactions and Related Party Transactions."

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

Tabular Disclosure of Contractual Obligations

        A summary of the payments due under our debt and other contractual obligations as at November 27, 2004 is as follows:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of U.S. dollars)
Long-term debt	$61,621	$4,855	$51,989	$840	$3,937
Interest payments on fixed rate long-term debt	5,780	3,325	1,451	392	612
Interest payments on variable rate debt(1)	911	551	215	97	48
Operating leases	13,080	3,668	5,478	2,621	1,313
Purchase obligations	69,061	69,061	—	—	—

	$150,453	$81,460	$59,133	$3,950	$5,910

(1)
For purposes of estimating the total interest payments on the variable interest rate debt, the payments in the above table were calculated using the borrowing levels and interest rates in place at the end of fiscal 2004.

        The amount of purchase obligations included in the above table reflects our estimate of steel on order, in production and unshipped and for which we believe we would have an obligation to pay. Most of our purchase orders may be cancelled without penalty upon giving sufficient notice. In the normal course of business, we purchase approximately $610.6 million of steel per year. We estimate no more than approximately $69.1 million of steel purchase orders were outstanding at November 27, 2004 in the form of firm purchase orders.

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

        In addition, when we consolidate the financial statements of our Canadian subsidiaries' into such financial statements, they are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar. Fluctuations in the value of the U.S. dollar could have materially reduce or increase our results of operations and assets and liabilities as reported in our financial statements.

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

        At November 27, 2004, one of our U.S. subsidiaries had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement. See "—Liquidity and Capital Resources." This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive income.

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

        Revenue recognition.    Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes and revenue is recognized upon delivery of the product at the customer's destination. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

        We charge the customer for the complete product delivered to the customer's designated location and we do not charge separately for shipping and handling costs. Shipping and handling costs are recorded under the "Delivery" caption on our consolidated statement of earnings and amounted to $19.5 million for the year ended November 27, 2004.

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

        Income taxes.    The provision for income taxes is computed on the pretax income of the consolidated subsidiaries located within each taxing jurisdiction based on the current tax law. Deferred income taxes are provided, based upon currently enacted tax rates, for temporary differences in the recognition of assets and liabilities on the financial statements and for income tax purposes.

        Deferred income taxes include the benefit of losses carried forward when it is reasonably likely that future profits will result. Should the opportunity to realize the benefit of these losses expire, such amounts would result in additional deferred income tax expense.

        No provision has been made for deferred income taxes that may result from future remittances of approximately $53.0 million of undistributed earnings of our U.S. subsidiaries as at November 27, 2004. Under current Canadian tax law, we may repatriate undistributed earnings of such U.S. subsidiaries without any income tax effect. However, should we repatriate part or all of the undistributed earnings of our U.S. subsidiaries, a 5% withholding tax would be assessable on that amount.

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

Employees

        As at November 27, 2004, we had approximately 1,104 employees, of whom 30.3% working at 11 of our 23 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations. As of March 3, 2005, the labor contract with the Sheet Metal Workers covering 31 employees at one of our Lachine facilities was extended such that it will now expire on November 30, 2009. The labor contract with the United Steelworkers covering 49 employees at our Auburn and Cumberland facilities will expire on June 30, 2005. Consistent with our practice of commencing renewal negotiations for our labor contracts approximately sixty days prior to expiration, this contract is currently being renegotiated. We do not presently anticipate that any work stoppages will occur prior to renegotiation of this contract. The labor contract with the Teamsters covering 17 employees at our Ashland facility expired on April 30, 2005. This agreement is currently being renegotiated. We believe that our relations with our employees are good, which is supported by our low rate of employee turnover. We have not experienced a work stoppage by any of our unions or employee associations in over 20 years.

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

        A Canadian corporation owned by Scott B. Jones owns 12 trailers which it leases to us at an annual aggregate rent of $0.1 million. This corporation also provided transportation arrangements for us in an amount totaling $6.6 million during fiscal 2004.

        At November 27, 2004, unsecured loans by D. Bryan Jones to us amounted to $0.9 million, bearing interest at Royal Bank of Canada's prime rate, 4.25% as at November 27, 2004, plus a premium of 0.75%.

        At November 27, 2004, unsecured advances by Peter J. Ouimet to us amounted to $0.7 million, bearing interest at Royal Bank of Canada's prime rate, 4.25%, plus a premium of 0.5%, without repayment terms.

        Michael L. Richards has been one of our directors since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, our Canadian counsel. For the fiscal year ended November 27, 2004, fees and expenses paid to Stikeman Elliot LLP amounted to approximately $0.4 million.

        We have adopted a policy that all transactions with any of our directors or officers, or with any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all of our shares, or any of their affiliates, shall be:

  •
  subject to approval by a majority of the independent members of our board of directors,

  •
  on terms no less favorable to us than could be obtained from unaffiliated parties, and

  •
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

        This is not an exhaustive discussion of all possible tax considerations. In particular, it does not discuss estate and gift taxes, taxes imposed on us, and the consequences for U.S. Holders subject to special tax rules, including U.S. expatriates, certain Non-U.S. Holders (such as controlled foreign corporations and passive foreign investment companies), dealers in securities, partnerships, insurance companies, regulated investment companies, tax-exempt organizations, banking and financial institutions, persons subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, persons holding our common shares as part of a hedging, conversion or straddle transaction, persons who directly or indirectly or through certain related persons own more than 10% of our capital or voting power and persons carrying on a trade or business in Canada through a permanent establishment or fixed base for the purpose of which our common shares have been acquired or held. Because of these limitations, we recommend that prospective purchasers of our common shares in this offering consult their own tax advisors regarding all the tax consequences particular to them of their ownership and disposition of such common shares.

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

        THE FOREGOING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES BY U.S. HOLDERS IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. RESIDENT. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION, AS TAX CONSEQUENCES MAY VARY WITH RESPECT TO AN INDIVIDUAL'S PARTICULAR CIRCUMSTANCES.

Documents on Display

        Any documents referred to in this Annual Report may be inspected at our corporate office, 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1, upon appointment during normal business hours.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Although our financial results are reported in U.S. dollars, a substantial portion of our revenues are received in, and our expenses are incurred in, Canadian dollars. In determining our results of operations, we convert the sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, into Canadian dollars based upon the average monthly exchange rate at the time of sale.

        Exchange rate fluctuations are beyond our control and although we partially hedge our currency exposure, there can be no assurance that changes in the rate of exchange between the Canadian dollar and the U.S. dollar will not adversely affect our business, results of operations, financial condition or cash flow.

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

        A variable to fixed interest rate swap agreement is used by one of our U.S. wholly-owned subsidiaries to hedge our exposure to interest rate risk related to a term credit agreement and is accounted for using the accrual basis. We recognize amounts to be paid or received under the interest rate swap agreement as interest expense or income in the period in which they accrue.

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

        We estimate that a 13 cent movement in the value of the Canadian dollar would affect our net sales by approximately $41.8 million annually, based on our 2004 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversion of our net sales in Canadian dollars for the period ended November 27, 2004 using the average exchange rate for the year and the what-if exchange rate. In 2004, the average exchange rate was $1.3090 Canadian. As of May 2, 2005 the exchange rate was $1.2552 Canadian.

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

        Audit-related fees include fees for the quarterly review of our consolidated financial statements. Tax fees include tax compliance services and tax advisory and planning services. It is the policy of the Audit Committee to pre-approve all engagement fees and terms for audit and non-audit servives to be provided by its auditors. Management presents regular updates to the Audit Committee of the services rendered by the auditors.

        The auditors, the Audit Committee and management maintain regular and open communication in relation to the audits of our financial statements. There were no disagreements between the auditors, the Audit Committee and management on matters affecting the audit of our financial statements.

ITEM 19 EXHIBITS

Exhibit No.	Description of Exhibit
1.1(a)	Articles of incorporation.
1.2(a)	By-laws.
2.1(a)	Specimen of Certificate representing Common Shares.
4.1(b)	1997 Share Option Plan.
4.2(c)	Formation and Operating Agreement, dated February 2, 2000, of BethNova Tube, LLC.
4.3(d)	Acquisition by 156499 Canada Inc. of the Minority Interest in Argo Steel Ltd.
4.4(e)	$40,000,000 Revolving Credit Facility dated April 6, 2001.
4.5(f)	$53,000,000 Term Loan Facility dated April 6, 2001.
4.6(g)	Purchase Agreement dated June 30, 2003 between Novamerican Tube Holdings, Inc., as Purchaser and ISG Venture Inc., as Vendor.
8.1(h)	Subsidiaries of the Company.
10.1(h)	Consent of Raymond Chabot Grant Thornton.
11.1(i)	Code of Business Conduct and Ethics
12.1(h)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2(h)	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for this Amendment No. 1.
12.4	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for this Amendment No. 1.
13.1(h)	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2(h)	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

(f)
Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F, filed on February 20, 2002.

(g)
Incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F, filed on February 25, 2004.

(h)
Filed previously with the Company's Annual Report on Form 20-F, filed on February 23, 2005.

(i)
Incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 20-F, filed on February 25, 2004.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

NOVAMERICAN STEEL INC. (Registrant)
Dated: April 29, 2005	By:	/s/ Christopher H. Pickwoad Christopher H. Pickwoad Executive Vice President and Chief Financial Officer

QuickLinks

EXPLANATORY NOTE
STATEMENT ON FORWARD-LOOKING INFORMATION
PART I
SIGNATURES