Form 20-F/A
period 2004-11-27
NOVAMERICAN STEEL INC
filed 2005-05-03
CIK 1046687

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

        Item 17 ☐        Item 18 ☒

EXPLANATORY NOTE

        This Form 20-F/A is being filed by Novamerican Steel Inc. (the "Company") as Amendment No. 2 to its Annual Report on Form 20-F filed on February 23, 2005 (the "Form 20-F"). The sole purpose of this Amendment No. 2 is to amend and restate Items 5 and 19 in their entirety in order to revise incorrect column headings in the "Selected Results of Operations" subsection of Item 5. This Form 20-F/A does not change the other disclosures set forth in the Form 20-F as originally filed and, except as expressly indicated herein, does not reflect events occurring after or provide information subsequent to, the original filing date of the Form 20-F.

STATEMENT ON FORWARD-LOOKING INFORMATION

        Except for the statements of historical fact contained herein, the information under the headings "Information on the Company", "Item 5 Operating and Financial Review and Prospects", "Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in the Form 20-F as amended constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in the Form 20-F as amended, the words "anticipate," "expect," "believe," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including those identified in the section captioned "Key Information—Risk Factors". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, believed, estimated or projected. We undertake no obligation to publicly release, furnish or file the result of any revision to the forward-looking statements herein that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

        Our operating costs as a percentage of net sales decreased to 13.9% of sales from 16.4% in fiscal 2003. The decrease in percentage was attributable to our higher net sales. In absolute dollars our operating expenses increased by $24.0 million. This increase was attributable to the following: (i) the impact of the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the operating expenses of our Canadian subsidiaries in the consolidated financial statements for fiscal 2004 in the amount of approximately $3.9 million; (ii) the consolidation for the full year of one of our operations which was formerly consolidated for only five months in the amount of approximately $0.6 million; (iii) profit- related bonuses in the amount of approximately $5.1 million; (iv) an increase in the allowance for doubtful accounts in the amount of approximately $1.7 million; (v) additional operating costs incurred through the duration of the expansion projects in the LaSalle and Brampton facilities in the amount of approximately $2.3 million; and (vi) the increase in general overall operating costs arising from additional plant and office staff, annual salary and wage increases, utility costs, and other variable costs resulting from a 9.1% growth in tons sold and processed in the amount of approximately $10.4 million.

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

ITEM 19 EXHIBITS

Exhibit No.		Description of Exhibit
1.1	(a)	Articles of incorporation.
1.2	(a)	By-laws.
2.1	(a)	Specimen of Certificate representing Common Shares.
4.1	(b)	1997 Share Option Plan.
4.2	(c)	Formation and Operating Agreement, dated February 2, 2000, of BethNova Tube, LLC.
4.3	(d)	Acquisition by 156499 Canada Inc. of the Minority Interest in Argo Steel Ltd.
4.4	(e)	$40,000,000 Revolving Credit Facility dated April 6, 2001.
4.5	(f)	$53,000,000 Term Loan Facility dated April 6, 2001.
4.6	(g)	Purchase Agreement dated June 30, 2003 between Novamerican Tube Holdings, Inc., as Purchaser and ISG Venture Inc., as Vendor.
8.1	(h)	Subsidiaries of the Company.
10.1	(h)	Consent of Raymond Chabot Grant Thornton.
11.1	(i)	Code of Business Conduct and Ethics
12.1	(h)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	(h)	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	(j)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for this Amendment No. 1.
12.4	(j)	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for this Amendment No. 1.
12.5		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for this Amendment No. 2.
12.6		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for this Amendment No. 2.
13.1	(h)	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	(h)	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

(h)
Filed previously with the Company's Annual Report on Form 20-F, filed on February 23, 2005.

(i)
Incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 20-F, filed on February 25, 2004.

(j)
Filed previously with the Company's Amendment No. 1 to Annual Report on Form 20-F, filed on May 3, 2005.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on its behalf.

NOVAMERICAN STEEL INC. (Registrant)
Dated: May 3, 2005	By:	/s/ PINA SANTILLO Pina Santillo Controller

QuickLinks

EXPLANATORY NOTE
STATEMENT ON FORWARD-LOOKING INFORMATION
PART I
SIGNATURES