Form 20-F
period 2005-11-26
NOVAMERICAN STEEL INC
filed 2006-02-24
CIK 1046687

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 26, 2005

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

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 26, 2005.

10,156,226	Common Shares
-0-	Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

TABLE OF CONTENTS

Item	Caption	Page
Statement on Forward Looking Information		3
	Part I
1	Identity of Directors, Senior Management and Advisers	3
2	Offer Statistics and Expected Timetable	3
3	Key Information	4
4	Information on the Company	11
5	Operating and Financial Review and Prospects	23
6	Directors, Senior Management and Employees	32
7	Major Shareholders and Related Party Transactions	37
8	Financial Information	38
9	The Offer and Listing	38
10	Additional Information	40
11	Quantitative and Qualitative Disclosures About Market Risk	47
12	Description of Securities Other Than Equity Securities	48
	Part II
13	Defaults, Dividend Arrearages and Delinquencies	49
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	49
15	Controls and Procedures	49
16A	Audit Committee Financial Expert	49
16B	Code of Ethics	49
16C	Principal Accountant Fees and Services	49
16D	Exemptions from the Listing Standards for Audit Committees	50
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	50
	Part III
17	Financial Statements	51
18	Financial Statements	52
19	Exhibits	80
Signatures		81

STATEMENT ON FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information under the headings “Information on the Company,” “Item 5 Operating and Financial Review and Prospects,” “Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Form 20-F Annual Report constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words “anticipate,” “expect,” “believe,” “estimate,” “project” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including those identified in the section captioned “Key Information—Risk Factors.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, believed, estimated or projected. We undertake no obligation to publicly release, furnish or file the result of any revision to the forward-looking statements herein that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1                   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                   KEY INFORMATION

Selected Financial Data

The selected financial data presented below, other than references to tons sold and processed, have been derived from our consolidated financial statements for the five years ended November 26, 2005, which were audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants. The selected financial data presented below should be read in conjunction with, and are qualified in their entirety by the information contain under the heading  “Operating and Financial Review and Prospects,” the consolidated financial statements and the other financial information included elsewhere in this document. All financial data presented is expressed in U.S. dollars.

	Years Ended (a)
	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002	Nov. 24, 2001
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Statement of Operations Data:
Net sales	$834,689	$768,627	$507,067	$465,501	$417,029
Cost of sales	664,134	543,503	400,825	351,229	322,057
Gross margin	170,555	225,124	106,242	114,272	94,972
Operating expenses	110,469	107,237	83,228	79,720	76,674
Operating income	60,086	117,887	23,014	34,552	18,298
Interest expense	3,892	4,886	5,144	5,062	6,455
Share in income of joint ventures	(720)	(312)	(545)	(708)	(74)
Income before income taxes	56,914	113,333	18,415	30,198	11,917
Income taxes	19,976	40,422	5,333	10,080	3,903
Net income	$36,938	$72,911	$13,082	$20,118	$8,014
Basic income per share (b)	$3.70	$7.51	$1.35	$2.07	$0.83
Diluted income per share (b)	$3.58	$7.35	$1.35	$2.07	$0.83
Operating income per share	$6.01	$12.14	$2.37	$3.56	$1.89
Weighted average number of common shares outstanding	9,993,337	9,707,270	9,700,000	9,700,000	9,700,000

	Years Ended (a)
	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002	Nov. 24, 2001
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Other Data:
EBITDA (c)	$70,742	$126,879	$30,521	$41,488	$24,391
Depreciation and amortization	$9,936	$8,680	$6,962	$6,228	$6,019
Capital expenditures	$5,359	$9,056	$25,140	$13,512	$9,279
Dividends paid	–	–	–	–	–
Gross margin	20.4%	29.3%	21.0%	24.5%	22.8%
Operating margin	7.2%	15.3%	4.5%	7.4%	4.4%
Tons sold and processed (unaudited):
Direct sales	913,000	914,000	870,000	867,000	773,000
Toll processing	1,009,000	901,000	794,000	737,000	667,000
	1,922,000	1,815,000	1,664,000	1,604,000	1,440,000

	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002	Nov. 24, 2001
	(In thousands of U.S. dollars)
Balance Sheet Data:
Current assets	$321,208	$312,666	$189,709	$164,775	$140,548
Current liabilities	106,803	132,435	101,603	77,970	64,494
Working capital	214,405	180,231	88,106	86,805	76,054
Total assets	441,583	436,667	312,656	271,705	236,962
Total debt	47,536	65,063	76,525	73,073	74,684
Net assets	276,959	230,708	145,715	119,867	99,668
Share capital	34,791	29,609	28,404	28,404	28,404

(a)              Our fiscal year end is the last Saturday of November. The fiscal years ended November 26, 2005, November 27, 2004, November 29, 2003 and November 24, 2001 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations.

(b)             Basic income per share is based upon the weighted average number of common shares outstanding and diluted income per share is based on the weighted average number of common shares outstanding plus the effects of dilutive stock options.

(c)              “EBITDA” is a non-GAAP financial measure calculated by adding to net income for each year the amounts for income taxes, interest expense, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of  our results of operations. EBITDA may be useful to compare our results to those of other companies in the industry on the same basis. In addition, it is a measure commonly required by lenders in determining compliance with financial covenants. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of our performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

The following is a reconciliation of net income to EBITDA:

	Years Ended (1)
	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002	Nov. 24, 2001
	(In thousands of U.S. dollars)
Net income	$36,938	$72,911	$13,082	$20,118	$8,014
Income taxes	19,976	40,422	5,333	10,080	3,903
Interest expense	3,892	4,866	5,144	5,062	6,455
Depreciation and amortization	9,936	8,680	6,962	6,228	6,019
EBITDA	$70,742	$126,879	$30,521	$41,488	$24,391

(1)            Our fiscal year end is the last Saturday of November. The fiscal years ended November 26, 2005, November 27, 2004, November 29, 2003 and November 24, 2001 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations.

Risk Factors

You should carefully consider the following risks and uncertainties which may have a material effect on our business, results of operations and financial condition.

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

As a steel service center, we generally maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historical buying practices, contracts with customers and market conditions. We generally purchase steel at prevailing market prices in effect at the time we place our orders. When raw material prices increase, competitive conditions will influence how much of the steel price increase can be passed on by us to our customers. When raw material prices are decreasing, we face the challenge of selling the inventory that we acquired at a relatively higher cost at the decreasing prices. Thus, decreases in raw material prices could result in lower sale prices and lower margins for our products.

In recent years, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. This together with a number of additional factors, including the strength of the general economy, the increased consolidation of North American steel producers and the demands for steel from the Asian markets has affected the availability and prices of flat rolled carbon steel. In January 2004, North American steel producers implemented raw material surcharges to offset these costs.  Accordingly, our  raw material costs increased and, whenever  possible, we passed on the surcharges to our customers. During 2005 however,most steel producers incorporated these surcharges into their all-inclusive price per product. We may not be able to pass on these price increases to our customers in the future.

The occurrence of one or more of the above events could negatively impact in the prices of our products, reduce our margins or profitability, and weaken our financial condition.

Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from any one of these industries could result in lower operating income and profitability

Certain of our products are sold to industries, including the automotive industry, that experience significant fluctuations in demand based on general economic conditions, seasonality and other factors beyond our control. As a result we may not be able to increase or maintain our level of sales or prices in periods of economic stagnation or downturn.

Sales of our products for use in the automotive industry accounted for approximately 26.5% of our net sales in fiscal 2005 and approximately 21.4% of our net sales in fiscal 2004. Such sales include sales directly to the automobile manufacturers and to their component and parts suppliers as well as to manufacturers supplying the automotive “after market” components and parts. The automobile industry experiences fluctuation in demand based on numerous factors such as general economic conditions and consumer confidence. The automobile industry is also subject, from time to time, to labor problems, which may result in reduced demand for our products during work stoppages.

We may not be able to grow our business in the future or to manage our expansion effectively

Historically, we have managed to grow our business internally and through acquisitions. In the future, we may not be able to identify and capture growth opportunities and therefore we may not be able to grow our business at the rate we did in the past or at all. Any new facility or operation or any future acquisitions, if completed, may not be profitable.

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

Our results of operations may be impacted and adversely affected by fluctuations in foreign exchange rates

We are subject to exchange rate fluctuations that are beyond our control. Some of our revenues are derived from sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, and converted into Canadian dollars based upon the average monthly exchange rate at the time of sale. If we are not able to successfully hedge our currency exposure, changes in the rate of exchange between the Canadian dollar and the U.S. dollar may negatively impact our results of operations and cash flow. See “Quantitative and Qualitative Disclosures About Market Risk.”

Our Canadian operations subject us to currency translation risk which could cause our reported results to fluctuate significantly from period to period

We receive a material portion of our revenue from our Canadian operations and as such our primary functional currency is the Canadian dollar. However, for each reporting period we translate the results of operations and financial condition into United States dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the U.S. dollar, our revenue, as reported, is favorably affected and conversely expenses are unfavorably affected. Fluctuations in the relative values of  the U.S. dollar and the Canadian dollar could negatively affect our results of operations and assets and liabilities as reported in our financial statements.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income

The nature of our business may expose us to environmental liability claims, even if such claims are without merit. One of our subsidiaries, American Steel and Aluminum Corporation, or American Steel, was named as one of 19 defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add additional defendants, aggregating to a total of 57 defendants. The plaintiffs claim that we are liable based upon alleged shipments to the site by American Steel, prior to its acquisition by us in 1996. The plaintiffs have identified over 100 potentially responsible parties, or PRPs. Additionally, the Environmental Protection Agency, or EPA, has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. We did receive, on or about April 25, 2003, an EPA claim letter seeking reimbursement of costs incurred and to be incurred at the site. American Steel responded to the claim by denying liability for the site, but is also working with other PRPs to evaluate its options for resolving the matter. The plaintiffs seek recovery of investigative expenses incurred and to be incurred, together with a declaration of liability for all future remediation costs at the site. We do not believe it is currently possible to estimate our share, if any, of such investigative expenses or future remediation costs with reasonable certainty. The defendants have formed a PRP committee (in which we are participating) to monitor the site investigation. We believe that we have meritorious defenses against the claims raised in the action and we intend to defend our position vigorously should the litigation proceed. However, we may not prevail should the litigation proceed and any significant loss could reduce our earnings.

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

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy

The success of our business is dependent upon the management and leadership of D. Bryan Jones, our chairman and chief executive officer, and certain other members of our senior management team. In addition, our decentralized corporate structure requires that each of our facility managers perform important management and leadership functions. The loss of any of these individuals or our inability to attract, retain and maintain additional personnel could adversely affect our ability to conduct, manage and grow our business. We may not be able to retain our existing senior management personnel or to attract additional qualified personnel.

Our business is highly competitive and increased competition could reduce our sales and profitability

The principal markets that we serve are highly competitive. We compete on a regional basis with steel service centers and, to a certain degree, primary steel producers and intermediate steel processors. We have different competitors for each of our products and within each region that we serve. Certain of these competitors have financial and operating resources in excess of our financial and operating resources. Although we have been able to successfully compete in the past we may  not be able to continue to do so. Increased competition could harm our net sales and profitability in the future.

Our operations may be impacted by future labor negotiations or work stoppages

Certain of our employees at 11 of our 23 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations, representing in the aggregate approximately 317 of our 1,089 employees. Our labor contracts expire on staggered dates. The labor contract with the United Steelworkers covering 76 employees at our Granby, Québec facility has expired on February 21, 2006 and is currently being renegotiated. The labor contract with the Teamsters covering 30 employees at one of our LaSalle, Québec facilities will expire on December 1, 2006. Widespread work stoppages could have a direct negative impact on our ability to conduct business, continue production, and on our earnings.

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

It may be difficult to trade our common shares

Although our common shares are registered under the Securities Exchange Act of 1934 and quoted on the Nasdaq National Market, at times in the past there was a limited volume of trading of our common shares. Accordingly, investors may not be able to rapidly divest a portion of their common shares or liquidate their investment should they desire to do so.

The market price for our common shares may be volatile

At times in the past, there has been substantial volatility in the market price for our common shares. In addition, the market price of our common shares could fluctuate substantially in the future in response to a number of factors, including the following:

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

Our principal shareholders have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change in control

Approximately 68.1% of our outstanding common shares are beneficially owned by certain of our officers and directors. As a result, these officers and directors have and will collectively retain the power to elect our entire board of directors and to determine the outcome of any other matters submitted to our shareholders for approval.

Through the foregoing persons continued concentration of voting power, they could delay, deter or prevent a change of control of our company or other business combinations that might otherwise be beneficial to our other shareholders. In deciding how to vote on such matters, such persons may be influenced by interests that conflict with yours.

The staggered nature of our board of directors, as well as our articles of incorporation, could delay, deter or prevent a change of control

Our board of directors currently consists of seven members. Our articles of incorporation provide for our board of directors to be divided into three groups, with staggered three-year terms. As a result, only one group of directors will be elected at each annual meeting of our shareholders. Further, our articles of incorporation authorize our board of directors to appoint, between annual meetings of shareholders, one or more additional directors who would hold office for a term expiring not later than the close of our following annual meeting of shareholders (unless such appointed directors are then elected as directors by our shareholders), provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of our shareholders.

The staggered nature of our board of directors and our board’s ability to appoint one or more additional directors may make it more difficult for our shareholders to replace our board of directors and may have the effect of deterring hostile takeovers or preventing or delaying changes in control of our company that might otherwise be beneficial to our shareholders.

We do not intend to pay dividends

We have never declared or paid dividends on our common shares in the past, and we do not anticipate paying cash dividends on our common shares for the foreseeable future. At present, we intend to retain any future earnings to finance our operations and expansion.

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

Following our incorporation, a reorganization of the various operations wholly-owned or controlled by D. Bryan Jones, our chairman and chief executive officer, or Scott B. Jones, our  president and secretary and the son of D. Bryan Jones, occurred pursuant to which we became the holding company for two main operating groups: (i) our Canadian affiliates, consisting of Nova Steel Ltd., Nova Tube Inc., Cresswell Industries Inc.) (formerly Cresswell Roll Forming Inc.), Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited, and (ii) our U.S. affiliates, consisting of Integrated Steel Industries, Inc., a U.S. holding company, American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC.

Nova Steel Ltd. was established as a processor of hot-rolled carbon steel in 1979. In 1983, Nova Steel Ltd. acquired and installed its first tube mill in Montréal. In 1987, this operation became Nova Steel Ltd.’s (60%) contribution to a joint venture, Delta Tube and Company, Limited, for the toll rolling of tubing, with Ispat Sidbec Inc (now Mittal Canada Inc.) (40%). In 1985, the majority of the shares of Cresswell Industries Inc., a roll forming, stamping and manufacturing business in Québec, were acquired. In 1989, Argo Steel Ltd., a processor of hot-rolled, cold-rolled and galvanized steel products was established in Montréal with a 50.9% interest at the time. This expansion was followed in October 1991 with the establishment of Metco Steel Inc. (now part of Nova Steel Ltd.) This operation is a processor of carbon steel plate and plate coil in our LaSalle facility.

In July 1991, Nova Tube Inc. acquired a tube mill operation in Baie d’Urfé, Québec and, in May 1996, Nova Tube Ontario Inc. was established with the installation of a tube mill in Mississauga, Ontario specifically designed to meet the needs of high pressure hydroforming for the automotive industry.

American Steel, which was founded in 1962 and which we acquired in August 1996, operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms.

On November 7, 1997, we completed our initial public offering of 2,200,000 shares of our common stock and, at such time, our shares of common stock were listed on Nasdaq where they continue to trade under the symbol, “TONS”.

In December 1998, we, through our then 50.9% owned subsidiary, Argo Steel Ltd., acquired the assets of a steel slitting operation and established a processing center in Brampton, Ontario where we installed a .134” X 75” blanking line.

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

During 2000, Novamerican Tube Holdings, Inc., a wholly-owned subsidiary of Integrated Steel Industries, Inc., formed a joint venture with Bethlehem Steel Corporation, or Bethlehem, under the corporate name BethNova Tube, LLC, or BethNova, to produce steel tubing for use in hydroforming of automobile and truck components. This state-of-the-art tube manufacturing facility in Jeffersonville, IN was completed in 2001 and began ramping up production in the fourth quarter of that same year. The bulk of the tube production at this facility is dedicated to Dana Corporation, a major automotive parts supplier, which has built a new hydroforming plant near Elizabethtown, KY. On October 15, 2001, Bethlehem filed for protection under Chapter 11 of the United States Bankruptcy Code and on February 6, 2003, sold substantially all of its assets, including its interest in the joint venture, to International Steel Group, Inc., or ISG. In June 2003, we purchased ISG’s 50% interest in the BethNova joint venture for $4,100,000 and renamed the now wholly-owned subsidiary, Nova Tube Indiana, LLC.

In November 2000, we built a new tubing facility, operated by Nova Tube and Steel, Inc. in Morrisville, PA. The structural tube mill began production in November 2000 and is capable of producing hollow structural sections (HSS) up to 6” x 6” x 3/8”. The heavy gauge slitter and cut-to-length line were completed in November 2001 and were in full production throughout 2002.

In 2002, through a subsidiary, we acquired all of the minority interest in Argo Steel Ltd. The acquisition was financed by internal sources of funds.

During 2002, the premises leased by Nova Tube Ontario Inc. in Mississauga, Ontario were expanded by 40,000 square feet. This enabled us to install additional equipment costing approximately $400,000 which was financed by internal sources of funds. We plan to make further equipment upgrades at this facility to increase capacity and these will also be financed by internal sources of funds.

At the end of 2004, we completed the construction of a 160,000 square foot facility in LaSalle (Montréal), Québec. This new manufacturing and processing facility includes an in-line temper mill and cut-to-length line and became operational in early 2005. This plant replaces our facility at Dorval, Québec and one of our facilities at Lachine, Québec. The mill includes a rotary shear for continuous operation and precision cut-to-length tolerances, and is capable of leveling and temper-rolling 40 ton coils up to ½” thick by 72” wide. The temper mill is also capable of processing coils up to 80,000 minimum yield and creating elongations of up to 3%. The mill and cut-to-length line join our previously announced ½” x 72” wide slitter that has been operating since our second quarter of fiscal 2004. In addition to these new pieces of equipment, we have upgraded, rebuilt and transferred two existing lines, a ¼” x 60” slitter and a ¼” x 72” cut-to-length line, to bring the total number of lines in the new LaSalle facility to four, with the result that the new facility has an annual slitting and leveling capacity of over 400,000 tons.  The cost of this project was approximately $20.2 million, which was financed by a combination of new debt for the land and building and internal sources of funds.

The new facility in LaSalle was built to reorganize and restructure three of our facilities. While historically all three facilities processed and sold hot-rolled coil and plate, now only the LaSalle facility undertakes these operations. The LaSalle facility has taken the place of two of the previous three operating locations. We believe that by consolidating the operations into one facility, we will see improved inventory management of hot-rolled products, and capacity increases, production improvements and reduced manpower requirements from the new and upgraded equipment. Furthermore, since the new LaSalle facility is located next to our Delta Tube operation, we also expect that this will result in quicker transfer of slit coils to the tube mill and less transport equipment. We believe these operating efficiencies, new equipment, and administrative and logistical advantages will result in significant cost savings as the production levels at this facility continue to increase.

Business Overview

We are a well-established steel service center, processor and tubing manufacturer. We operate from 11 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and from 12 locations in the Canadian provinces of Québec and Ontario. Since inception, we have grown our business internally through identifying and capturing niche opportunities in steel manufacturing and processing, and through selective acquisitions. This has enabled us to become a multi-facility, multi-process provider of value-added services in several processing and geographic niches. For example, based on our knowledge of the industry, we believe that we are one of three producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We have also recently installed a new in-line temper mill in our LaSalle, Québec facility, which we believe make us the only independent provider of this high-precision service in Canada.

We process and distribute carbon steel, stainless steel and aluminum products and operate as an intermediary between primary metal producers and the manufacturers that require processed metal, often on a just-in-time delivery basis. We produce steel tubing in various sizes for use in the structural and automotive markets (including tubing used in hydroforming). We also produce roll formed steel sections and manufacture heavy equipment parts and accessories. Our flat rolled processing capabilities include pickling, slitting, blanking, leveling, temper-rolling and cutting-to-length to precise customer specifications. Additionally, we perform many of these processing services for customers who provide their own steel, referred to in the industry as toll processing. For a detailed description of our steel processing services, see “Products and Services.”

In fiscal 2005, we had net sales of $834.7 million, operating income of $60.1 million and net income of $36.9 million. Since our initial public offering in 1997, our total tons sold and processed have grown from 829,000 tons in 1997 to 1,922,000 tons in 2005, which represents a compound annual growth rate of 11.1%, and our shareholders equity has grown from $60.8 million in 1997 to $277.0 million in 2005, which represents a compound annual growth rate of 20.9%.

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

•       Stoney Creek, Ontario (1999): This facility contains what we believe is one of only two independent pickling operations in Canada. As compared to pickling operations owned by steel mills, we believe that we generally operate with a lower cost structure. This enables us to handle customer orders in quantities smaller than those which would be economical for integrated steel producers. We began commercial production at this facility in February 1999, nine months after breaking ground. In fiscal 2005, we processed approximately 640,000 tons through the pickling line, which is approximately 51% higher than the manufacturer’s annual rated capacity of 425,000 tons for this line.

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

A distinctive aspect of our company is our focus on pickling and tubing operations:

•       pickling is an in-line process for cleaning hot-rolled steel coils of rust, scale and dirt. Currently, we believe that we  are one of only two independent picklers in Canada, and

•       tubing is a process by which flat rolled coils are formed into circular, oval, square or rectangular shapes and the seams are electric resistance welded.

•       Our tubing operations are presently structured as follows:

•        five mills, of which three are located in Canada and two are located in the United States;

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

Suppliers

We purchase flat rolled steel for processing from a number of North American and international primary steel producers in quantities that we believe are efficient for such producers. We concentrate on developing relationships with high-quality North American integrated steel mills and mini-mills, as well as international primary steel producers and on becoming a valued customer of such producers. We are a major customer of flat rolled coil for some of our principal suppliers but are not dependent on any one supplier. This enables us to maintain continued sources of supply at what we believe are competitive prices. We believe the accessibility and proximity of our facilities to major steel producers, together with our strong balance sheet, will continue to be an important factor in our maintaining good relationships with them.

The steel industry as a whole is cyclical and at times pricing and availability can be volatile due to numerous factors beyond our control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates.

Sales and Marketing

Each of our sales and distribution operations maintains its own sales and marketing staff to serve the specific local needs of our customers. Our combined sales force consists of 125 salaried inside and outside sales representatives of which 25 are commissioned representatives. Our sales efforts are focused primarily on direct customer contact. We believe that management selling is essential to our sales and marketing success. Consequently, our managers and product managers, as well as our president and our various vice presidents are all active in external sales. We feel that our commitment to quality, service and just-in-time delivery has enhanced our ability to build and maintain strong customer relationships.

Customers and Distribution

In fiscal 2005, we processed steel for sale to approximately 6,900 customers. Our diversified customer and geographic base serves to reduce our exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2005, our top 20 customers accounted for less than 31.6% of total net sales and no single customer accounted for more than 7.0% of total net sales. Our major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, railway cars, ship building material, construction and heavy equipment and agricultural equipment. Our sales to automobile manufacturers and their suppliers combined with our sales to manufacturers supplying the automotive “after market” components and parts in fiscal 2005 accounted for approximately 26.5% of total net sales and our sales to other steel service centers accounted for approximately 17.1% of total net sales.

Our facilities are strategically located to serve our broad customer base, which is largely located in the Northeastern and Mid-Atlantic United States, as well as Central Canada. These strategic locations allow us to operate an efficient delivery system capable of handling a high volume of short lead-time orders. We transport most of our products directly to customers via our own fleet of trucks, through independent trucking firms and through a logistics company owned by one of our directors. See “Major Shareholders and Related Party Transactions—Related Party Transactions.”

The following table sets forth the net sales of our Canadian and U.S. affiliates for the past three fiscal years:

	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003
	(In thousands of U.S. dollars)
Canadian affiliates	$489,879	$419,532	$281,803
U.S. affiliates	344,810	349,095	225,264
	$834,689	$768,627	$507,067

Due to the impact of seasons and climate in the regions we predominantly serve, demand for certain of our products may fluctuate during the winter months.

Management Information Systems

We maintain management information systems, including bar coding systems, which monitor and allocate inventory among our operations. In particular, the inventory system at American Steel provides information to all sales and management personnel on a real time basis which enables them to offer a wide range of products to their customers on a timely basis without the need to maintain an inventory of the full product line at all locations. Further, our systems generally provide information with respect to the buying patterns of our customers. Most of our systems have been developed specifically for the management of our particular operations, such as our processing and tubing operations. We have designed our systems to provide us with the ability to adapt quickly to our customers’ needs. We actively pursue opportunities to streamline the cost and time associated with customer and supplier communications, including electronic data interchange. We are also constantly making improvements to our systems to ensure maximum efficiency, security and scalability for our future needs.

Quality Standards

Our quality control systems establish controls and procedures covering all aspects of our products from the time the material is ordered by us through its receipt, production and shipment to our customers. These controls and procedures encompass periodic supplier audits, inspection criteria, traceability and certification. From time to time, we have successfully undergone quality audits by certain of our larger customers. To date, ten of Nova’s facilities and American Steel’s Auburn, Massachusetts facility have obtained ISO 9001 certification, a universal industrial quality control standard set by the International Organization for Standardization. Our remaining facilities are seeking ISO certification. Furthermore, three of our facilities located in Ontario and our facility in Jeffersonville, Indiana have achieved certification under QS 9000, which is the quality standard established by and for the North American automotive industry.

We provide a variety of processing services which have undergone considerable evolution in the area of quality assurance to meet the stringent demands of our customers, and in particular, the Ontario automotive market. Nova and American Steel have established themselves as quality suppliers by consistently meeting the requirements of their respective customers’ quality control audits.

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

We believe that we are in material compliance with all currently applicable environmental laws and regulations. We do not anticipate any material expenditure to meet environmental requirements and do not believe that continued compliance with such existing laws and regulations will have a material adverse effect on our operations or financial condition. However, we cannot predict the environmental laws or regulations that may be enacted in the future or how existing or future laws and regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretations of existing laws and regulations, may require additional expenditures by us which could vary substantially from those currently anticipated.

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

Legal Proceedings

In addition to the claims mentioned in the “Environmental” section above, we are a party to various legal actions that we believe are ordinary in nature and incidental to the operation of our business. In our opinion, the outcome of these additional proceedings is not likely to have a material adverse effect upon our business, results of operations or financial condition.

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

Organizational Structure

We are the holding company for two main operating groups: (i) our Canadian affiliates, consisting of Nova Steel Ltd., Nova Tube Inc., Cresswell Industries Inc (formerly Cresswell Roll Forming Inc.), Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited; and (ii) our U.S. affiliates, consisting of Integrated Steel Industries, Inc., a U.S. holding company, American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC.

The following chart illustrates the organization of our subsidiaries and their country of organization:

(a)     50% voting interest.

Property, Plants and Equipment

The following chart describes each of our Canadian operations:

Subsidiary/Location		Description of Operations and Products	Title
Nova Steel Ltd./ LaSalle, Québec	• 160,000 sq. ft • Temper mill • Two cut-to-length lines • Two slitting lines	• Hot-rolled, hot-rolled pickled and oiled and tubing	Owned
Nova Steel Ltd./ Dorval, Québec	• 75,500 sq. ft • Two slitting lines • Multi-blanking line	• Hot-rolled, hot-rolled pickled and oiled and cold-rolled products and tubing	Leased to May 31, 2006(a)
Nova Steel Ltd./ Cambridge, Ontario	• 49,100 sq. ft • Two slitting lines	• Hot-rolled, hot-rolled pickled and oiled, cold-rolled and coated slit coils	Leased to Nov. 30, 2009(a)
Delta Tube and Company, Limited/ LaSalle, Québec (60% owned)	• 100,000 sq. ft • HSS tube mill, up to 5” x 5” x 1/4”	• Toll rolling of HSS tubing for Nova and pipe for Mittal Canada Inc.	Owned
Nova Tube Inc./ Baie d’Urfé, Québec	• 47,100 sq. ft • Hot-rolled tube mill up to 3” O.D.	• Toll rolling of tubing for Nova for the structural market	Leased to May 31, 2008(a)
Nova Tube Ontario Inc./ Mississauga, Ontario	• 90,000 sq. ft • Cold-rolled tube mill up to 4” O.D.	• High quality mechanical tubing targeting hydroformed automobile components and other automotive and general manufacturing applications	Leased to April 30, 2007(a)
Nova Steel Processing Centre Ltd./ Stoney Creek, Ontario	• 171,000 sq. ft • Pickling line • Two slitting lines	• Pickling and slitting of coils on a toll rolling basis	Owned
Argo Steel Ltd./ Lachine, Québec	• 53,000 sq. ft • Slitting line • Cut-to-length line • Blanking line • Shearing	• Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to March 31, 2006
Argo Steel Ltd./ Brampton, Ontario	• 63,100 sq. ft • Precision multi-blanking line • Slitting line	• Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Nov. 30, 2008(a)

Cresswell Industries Inc.(b)/ Granby, Québec	• 144,000 sq. ft • 15 roll forming lines • Seven punch presses • Stamping and manufacturing • In-line welding • Electrostatic powder coating	• Variety of sophisticated roll formed sections on customer demand • Pallet racking	Owned
Cresswell Industries Inc.(b)/ St. Hubert, Québec	• 118,300 sq. ft	• Front loader buckets	Leased to Dec. 31, 2011(a)
Cresswell Industries Inc.(b)/ Shawinigan, Québec	• 16,000 sq. ft • Five punch presses • Stamping • Assembly	• Hardwood flooring nails, nailers and accessories	Leased to Feb. 28, 2009

(a)     Indicates a facility leased from a related party. See “Major Shareholders and Related Party Transactions.”

(b)    Formerly, Cresswell Roll Forming Inc.

The following chart describes our two tubing facilities in the United States:

Subsidiary/Location		Description of Operations and Products	Title
Nova Tube and Steel, Inc./ Morrisville, PA	• 163,300 sq. ft • HSS tube mill up to 6” x 6” x 3/8” • Heavy gauge slitter • Heavy gauge cut-to-length line	• Hot-rolled HSS tubing up to 6” square • Hot-rolled sheet and plate coil	Owned
Nova Tube Indiana, LLC/ Jeffersonville, IN	• 108,000 sq. ft • Mechanical tube mill up to 7” O.D.	• High quality mechanical tubing targeting hydroformed automobile and truck frame components	Owned

The following chart describes each of our other nine operations in the United States:

Subsidiary/Location		Description of Operations and Products	Title
American Steel/ Albany, NY	• 40,000 sq. ft • Shearing • Bar sawing	• All carbon steel products and galvanized sheet • Stainless steel and aluminum products • Tubing and pipe	Owned
American Steel/ Ashland, VA	• 45,000 sq. ft • Shearing • Bar sawing	• All carbon steel products and galvanized sheet • Stainless steel and aluminum products • Tubing and pipe	Owned

American Steel/ Auburn, MA	• 105,000 sq. ft • Four slitting lines • Leveling and cut-to-length line • Blanking line

•  Supplier of cold-rolled and high carbon strip steel

•  Processing of coated sheets and bright finished materials

•  Processing of cold-rolled, galvanized, aluminum and stainless coils to supply sheets to all our divisions

Owned
American Steel/ Cumberland, RI	• 49,000 sq. ft • Shearing • Bar sawing	• All carbon steel products and galvanized sheet • Stainless steel and aluminum products • Tubing and pipe	Owned
American Steel/ Harrisburg, PA	• 104,000 sq. ft • Shearing • Bar sawing	• All carbon steel products and galvanized sheet • Stainless steel and aluminum products • Tubing and pipe	Owned
American Steel/ Hartford, CT	• 36,000 sq. ft • Shearing • Bar sawing	• All carbon steel products and galvanized sheet • Stainless steel and aluminum products • Tubing and pipe	Owned
American Steel/ Norwood, MA	• 55,000 sq. ft • Shearing • Bar sawing	• All carbon steel products and galvanized sheet • Stainless steel and aluminum products • Tubing and pipe	Owned
American Steel/ Portland, ME	• 59,000 sq. ft • Shearing • Bar sawing	• All carbon steel products and galvanized sheet • Stainless steel and aluminum products • Tubing and pipe	Owned
American Steel/ Syracuse, NY	• 53,000 sq. ft • Shearing • Bar sawing	• All carbon steel products and galvanized sheet • Stainless steel and aluminum products • Tubing and pipe	Owned

The lease of our facility located in Lachine, Québec, expires on March 31, 2006. We do not plan to extend this lease. Substantially all the assets of certain of our subsidiaries are subject to blanket liens for the benefit of certain lenders.

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

We have grown our business internally and through acquisitions to become a multi-facility, multi-process steel service center. We have achieved additional growth through developing value-added services in processing and geographic niches. We are one of three producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We also have recently installed a new in-line temper mill, which makes us the only independent provider of this high-precision service in Canada. We have been profitable in each year since we commenced operations in 1979, except for a loss of less than $200,000 in 1990. Our total tons sold and processed and our shareholders’ equity grew from 1997 to 2005 at a compound annual rate of 11.1% and 20.9% respectively.

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

Our accounts receivable, as recorded on our balance sheet, typically reflect invoices which are dated within three months prior to, and which are unpaid at, the date of the balance sheet. The amount of our accounts receivable as recorded on our balance sheet will therefore reflect the recent increasing or decreasing trends in selling prices as well as in sales volumes. Similarly, our inventories, which we seek to turn as frequently as possible and which we report on a first-in first-out basis, will reflect recent inventory replacement costs. As our inventory replacement costs increase or decrease, based on similar inventory volumes, our inventories as recorded on our balance sheet will increase or decrease accordingly. Our inventories at year end will reflect the current pricing for steel, whereas net sales for the year reflect pricing through the full twelve month period. Where there is a period during which steel prices rise, as was the case through fiscal 2004, based on similar volumes inventories tend to increase at a greater rate than sales.

Similarly where this is a period during which steel prices decrease, as was the case through the first three quarters of fiscal 2005, based on similar volumes, inventories tend to decrease at a greater rate than sales.

While the steel service center industry is largely a regional business, it can be affected by the broader industrial markets. During the first half of 2005, and as a result of inventory corrections brought about by high inventories at both the North American steel producer and steel service centers, and due to the realignment of North American Steel prices with world steel prices, we experienced some reduction in selling prices. However towards the end of our third quarter and in our fourth quarter of fiscal 2005, as the North American steel industries and our inventories were reduced to more normal levels, we experienced a reversal of the downward trend in steel prices. We believe that the current prices for steel are in a more sustainable range due to the impact of the current costs of scrap, iron ore, coke and energy on the global and North American steel producers and due to a currently stable economic climate. We have observed that most North American Steel producers who, we believe, had implemented raw material surcharges in January 2004 to cover the unprecedented increases in their raw materials and to overcome contracted prices, have during 2005, rolled these surcharges into a new base pricing structure. See “Risk Factors—”.  The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results,” and “Risk Factors—Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from one or more of these industries could result in lower operating income and profitability.”

In the past few years and continuing into 2006, we have noticed a trend of consolidation of steel producers, a trend which we believe will continue in the North American and global markets. For example, in the period from 2003 to 2005, five formerly independent North American steel suppliers merged into a single operating business. We believe that this type of consolidation will have the effect of stabilizing pricing in the industry. We also believe that the increasing demands for steel from the Asian markets, particularly China, will continue to influence steel prices. Accordingly, we believe it is unlikely that in the foreseeable future prices will return to the levels that prevailed during the years prior to 2004.

We operate as an intermediary between steel producers and our customers. As indicated above, increasing or decreasing trends in steel prices will impact our accounts receivable and inventories, and thereby our working capital and liquidity. Our commitments for metal purchases are generally at prevailing market prices in effect at the time we place our orders. During periods of increasing prices, we face increased working capital demands as we sell off lower priced inventory but must purchase steel at the increasing prices. Similarly, when prices are decreasing, we face the challenge of selling the inventory that we acquired at a relatively higher cost, as we replace our inventory at the decreasing prices. We believe that funds available under our credit facilities together with the funds from our operations will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital requirements and capital expenditure requirements over the next 12 months. See “—Liquidity and Capital Resources.”

Significant short-term increases in prices can have, depending upon economic conditions a dampening effect on demand. In the future, we may not be able to pass on these surcharges and price increases to our customers, which could have a material adverse effect on our business, results of operations and financial condition in one or more future reporting periods. Certain of our customers paid the additional amounts related to the surcharges in fiscal 2004 under protest. All such cases were resolved without any material effect on our statement of operations for fiscal 2005.

Selected Results of Operations

We have set forth in the following table for each of the periods presented certain statement of operations data expressed as a percentage of net sales.

	Years Ended
	November 26, 2005	November 27, 2004	November 29, 2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	79.6	70.7	79.0
Gross margin	20.4	29.3	21.0
Operating expenses	13.2	13.9	16.5
Operating income	7.2	15.4	4.5
Interest expense	0.5	0.6	1.0
Share in income of joint ventures	(0.1)	(0.0)	(0.1)
Income before income taxes	6.8	14.8	3.6
Income taxes	2.4	5.3	1.1
Net income	4.4%	9.5%	2.5%

Fiscal 2005 Compared to Fiscal 2004

In fiscal 2005, our net sales increased by $66.1 million, or 8.6%, to $834.7 million, compared with $768.6 million in fiscal 2004. During the first half of fiscal 2005, the North American steel industry experienced a period of reducing prices as the steel market reacted to excess inventories and an increase in imports. By the end of our third quarter, with inventories throughout the industry in general at much lower levels, this downward trend in prices was reversed and there was evidence of improving shipments and margins. Our tons sold and processed increased by 5.9% to 1,922,000 tons in 2005 from 1,815,000 tons in fiscal 2004. Our tons sold and processed in 2005 includes 913,000 tons from direct sales and 1,009,000 tons from toll processing, compared with 914,000 tons from direct sales and 901,000 tons from toll processing in 2004.  The change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the net sales of our Canadian subsidiaries on the consolidated financial statements for our fiscal year 2005 had a positive impact of approximately 4.3% on our net sales, which represents an amount of $35.6 million.

We believe that any comparison between fiscal 2005 and 2004 should be made in light of certain exceptional factors which impacted steel pricing in 2004, notably the rapid increase in North American and world steel prices brought about by significant demand from China, significant increases in the costs of raw materials to the steel producers, and the consolidation of a number of North American producers. We believe also  that, as the steel market adjusted to these factors during fiscal 2005, steel prices adjusted to more sustainable levels than those experienced in fiscal 2004. Our margins in fiscal 2005 reflect  the impact of moving from the exceptional circumstances experienced in 2004 to these new pricing levels. Due to the costs of raw materials to steel producers throughout the world, we do not expect that pricing will return to the lower levels experienced in years prior to 2004. Our gross margin decreased from $225.1 million to $170.6 million in fiscal 2004, and as a percentage of net sales from 29.3% in fiscal 2004 to 20.4% in fiscal 2005.

Our operating costs as a percentage of net sales decreased to 13.2% of sales from 14.0% in fiscal 2004. The decrease in percentage was attributable to our higher net sales. In absolute dollars our operating expenses increased by $3.2 million. However, the impact of the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the operating expenses of our Canadian subsidiaries on the consolidated financial statements for the fiscal 2005 amounts to approximately $4.9 million.

In fiscal 2005, our interest expense decreased by $1.0 million, or 20.0%, to $3.9 million, compared with $4.9 million in fiscal 2004. During fiscal 2005 we reduced our overall interest bearing debt, which was offset by increases in the prime rates of Canadian banks during the year.

Income before income taxes decreased by $56.4 million, or 49.8%, to $56.9 million from $113.3 million in fiscal 2004.

Our income taxes in fiscal 2005 were $20.0 million and represent 35.1% of our income before taxes, compared to $40.4 million, representing 35.7% of our income taxes in 2004.

Fiscal 2004 Compared to Fiscal 2003

In fiscal 2004, our net sales increased by $261.5 million, or 51.6%, to $768.6 million, compared with $507.1 million in fiscal 2003. During fiscal 2004, the steel industry in general experienced significant price increases by the North American steel producers of approximately 104.8% over the course of our fiscal year arising from raw material cost and supply factors which, in turn, also led to the introduction of surcharges. Accordingly, our average selling prices escalated through the year and were significantly higher than in fiscal 2003. In addition, the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the net sales of our Canadian subsidiaries in the consolidated financial statements for fiscal 2004 had a positive impact of approximately 4.4% on our net sales which represents an amount of $34.2 million.

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

In fiscal 2004, our interest expense decreased by $0.2 million, or 5.4%, to $4.9 million, compared with $5.1 million in fiscal 2003. Some of our interest rates were impacted positively by reductions in interest premiums which resulted from improved covenant ratios. In addition, we reduced the overall interest bearing debt during fiscal 2004.

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

We generated net cash from our operating activities for fiscal 2003, 2004 and 2005 in the amounts of $19.1 million, $17.8 million and $69.6 million, respectively. These variations are attributable mainly to fluctuations in our overall accounts receivable and inventory levels which reflected the then existing market conditions.

In fiscal 2003, 2004 and 2005 the amounts of net cash we used for investing activities were $17.0 million, $4.5 million and $20.9 million, respectively. During 2005, the cash we used for investing activities consisted primarily of $16.4 million for a short term investment loan in a Canadian corporation which was fully guaranteed by a Canadian bank and has been fully repaid with interest. Our net cash from (used for) financing activities for fiscal 2003, 2004 and 2005 was $0.1 million, ($13.7) million and ($13.1) million, respectively. These differences are mainly due to fluctuations in our working capital items and repayment of long-term debt.

We believe that funds available under our credit facilities together with the funds from our operations will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital requirements and capital expenditure requirements over the next 24 months. Our capital requirements are subject to change as business conditions warrant and opportunities arise. We anticipate spending approximately $16.0 million on certain projects in the current fiscal year in order to increase capacity at existing facilities. At this time, however, other than the acquisition of land adjoining our existing pickling facilities in Stoney Creek, Ontario, we have not committed to funding any such projects. In connection with our internal and external expansion strategies, we may from time to time seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to our customers’ demands. We plan to refinance our U.S. revolving credit and term loan agreements in the normal course when they become due in April 2007. We expect to generate enough cash to repay all of our other long-term debt.

At November 26, 2005, our revolving credit facilities consisted of the following:

•       a revolving credit agreement entered into during 2001 by one of our U.S. wholly-owned subsidiaries with a group of U.S. banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006. On November 22, 2005, the term of the agreement was extended for one year through April 7, 2007 and the group of banks became one bank.  At November 26, 2005, there was an amount of $38.9 million in available borrowings of which $0 had been drawn down by us and was outstanding under this agreement. The interest rate on borrowings under the credit agreement is the bank’s prime rate, 7.0% as at November 26, 2005, plus a margin varying from 0.0% to 1.25%, or LIBOR, 4.21% as at November 26, 2005, plus a margin of 1.25%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as at November 26, 2005. Borrowings are collateralized by all assets of the U.S. subsidiary having a carrying value of $191.4 million; and

•       various demand revolving credit facilities entered into by certain of our Canadian subsidiaries with certain Canadian banks, each of which are renegotiated on an annual basis and are available by either prime rate loans or bankers’ acceptances, bearing interest at the lenders’ prime rate, 4.75% as at November 26, 2005, or bankers’ acceptance rates, respectively, plus a premium varying from 0.0% to 0.5%. At November 26, 2005, our outstanding borrowings under the Canadian credit facilities were approximately $2.7 million and were incurred in connection with working capital requirements arising in the ordinary course of business. Each of these credit facilities is secured by inventories, movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets of each of the entities which is a borrower under its respective revolving credit agreement.

There are no cross collateralizations among the various Canadian credit facilities or between the Canadian credit facilities and the U.S. credit facility.

At November 26, 2005, our long-term debt consisted of the following:

•       a mortgage loan amounting to $4.0 million, bearing interest at a rate of 5.75%, maturing on October 22, 2018, repayable in monthly capital installments of $0.04 million, secured by a first priority hypothec (or mortgage) on the land and building of one of our wholly-owned Canadian subsidiaries, having a carrying value of $8.3 million as at November 26, 2005, and an annual prepayment option of 15% of the outstanding loan balance each year;

•       a $53.0 million term loan agreement entered into during 2001 by one of our wholly-owned U.S. subsidiaries with a group of U.S. banks maturing on April 7, 2006, of which $40.9 million was outstanding at November 26, 2005. On November 22, 2005, the term of the agreement was extended for one year through April 7, 2007 and the group of banks became one bank. The interest rate on the term loan is the bank’s prime rate, 7.0% as at November 26, 2005, plus a margin varying from

0.125% to 1.375%, or LIBOR, 4.21% as at November 26, 2005, plus a margin varying from 1.375% to 2.625%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as at November 26, 2005. The term loan is collateralized by assets of that U.S. subsidiary having a carrying value of $191.4 million. As required by the term loan agreement, the U.S. subsidiary entered into an interest rate swap agreement in April 2001 to fix the interest rate at 5.27% plus the applicable margin on borrowings up to $20.0 million through April 18, 2006. As at November 26, 2005, the interest rate on $20.0 million was 6.65% and the effective interest rate on the excess was 5.68%. See “—Hedging;” and

Our credit facilities contain various restrictive covenants which require us to maintain minimum net worth levels, certain financial ratios and limitations on dividends and capital expenditures. As at November 26, 2005, we were in compliance with all such restrictive covenants. Our credit facilities restrict our ability to receive dividends and interest from our subsidiaries.

As at November 26, 2005, we had $0.1 million outstanding under various letters of credit.

The following loans were repaid during fiscal 2005:

•       Loans from a major shareholder and a director, amounting to $0.9 million, which bore interest at Royal Bank of Canada’s prime  rate, plus a premium of 0.75%;

•       Credit facility amounting to $1.8 million, of which an amount of approximately $1.2 million bore interest at a rate of 6.4% plus a premium varying from 0.0% to 0.75%, an amount of $0.3 million bore interest at a rate of 8.0% plus a premium varying from 0.0% to 0.75% and an amount of $0.3 bore interest at a rate of 7.97% plus a premium varying from 0.0% to 0.75%; and

•       Advances by a former employee of one of our Canadian subsidiaries amounting to $0.7 million, which bore interest at   Royal Bank of Canada’s prime rate, plus a premium of 0.5%.

Off-balance Sheet Arrangements

As at and for the year ended November 26, 2005, we had no off-balance sheet arrangements that had or are reasonably likely to have a material current or future affect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

A summary of the payments due under our debt and other contractual obligations as at November 26, 2005 is as follows:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of U.S. dollars)
Long-term debt	$44,860	$3,078	$39,061	$856	$1,865
Interest payments on fixed rate long-term debt	5,231	3,080	1,339	342	470
Interest payments on variable rate debt (1)	164	164	—	—	—
Operating leases	12,083	3,744	4,985	2,366	988
Purchase obligations	78,916	78,916	—	—	—
	$141,254	$88,982	$45,385	$3,564	$3,323

(1)             For purposes of estimating the total interest payments on the variable interest rate debt, the payments in the above table were calculated using the borrowing levels and interest rates in place at the end of fiscal 2005.

The amount of purchase obligations included in the above table reflects our estimate of steel on order, in production and unshipped and for which we believe we would have an obligation to pay. Most of our purchase orders may be cancelled without penalty upon giving sufficient notice. In the normal course of business, we purchase approximately $616.0 million of steel per year. We estimate no more than approximately $78.9 million of steel purchase orders were outstanding at November 26, 2005 in the form of firm purchase orders.

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

Effects of Foreign Currency Fluctuations

Although our financial results are reported in U.S. dollars, some of our revenues are derived from sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, and converted into Canadian dollars based upon the average monthly exchange rate at the time of sale. If we are not able to successfully hedge our currency exposure, fluctuations in the rate of exchange between the Canadian dollar and the U.S. dollar could have a material effect on our financial condition, results of operations and cash flow. See “Quantitative and Qualitative Disclosures About Market Risk.”

In addition, when we consolidate the financial statements of our Canadian subsidiaries into such financial statements, they are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar. Fluctuations in the value of the U.S. dollar could materially reduce or increase our results of operations and assets and liabilities as reported in our financial statements.

Hedging

We formally document all relationships between hedging instruments and the hedged items, as well as our risk-management objectives and strategies for undertaking various hedge transactions. We formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

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

At November 26, 2005, one of our U.S. subsidiaries had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement. See “—Liquidity and Capital Resources.” This swap possesses a term expiring on April 16, 2006 with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders’ equity in accumulated other comprehensive income.

We utilize forward contracts, from time to time, to hedge our exposure to Canadian dollar exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. Forward contracts are entered into with reputable financial institutions and we do not enter or hold foreign exchange forward contracts for trading purposes. There were no forward foreign exchange contracts outstanding at November 26, 2005.

Changes in Accounting Policies

The Financial Accounting Standards Board, or FASB, issued revised Statement of Financial Acounting Standard No. 123 or SFAS No. 123 (R)”, Share-Based Payment, in December 2004. SFAS No. 123 (R) requires all entities to recognize the fair value of share-based payment award (stock compensation) classified in equity. SFAS No. 123 (R) is effective for the Company at the beginning of the fiscal year 2006. The requirements of SFAS No. 123 (R) will not have an impact on the consolidated financial statements unless the Company grants new share options to plan participants.

Application of Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. The estimates and assumptions are based on our historical experience and past performance. Actual results could differ from those estimates under different assumptions or conditions. On an ongoing basis, we monitor and evaluate our estimates and assumptions. The following critical accounting policies reflect what we believe require our most difficult, subjective or complex judgments:

Revenue recognition.   Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes and revenue is recognized upon delivery of the product at the customer’s destination. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

We charge the customer for the complete product delivered to the customer’s designated location and we do not charge separately for shipping and handling costs. Shipping and handling costs are recorded under the “Delivery” caption on our consolidated statement of operations and comprehensive income and amounted to $23.4 million for the year ended November 26, 2005.

Goodwill.   Following the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but its carrying value must be tested annually for impairment. For the purpose of testing goodwill impairment, we and an independent appraiser perform a valuation analysis of the reporting unit annually. The most recent valuation report indicated that the fair value of the reporting unit exceeds its carrying value, including goodwill. Therefore no impairment loss had to be recognized in the November 26, 2005 consolidated financial statements.

Allowance for doubtful accounts.   We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, increases to the allowance would be required.

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

No provision has been made for deferred income taxes that may result from future remittances of approximately $68.0 million of undistributed earnings of our U.S. subsidiaries as at November 26, 2005. Under current Canadian tax law, we may repatriate undistributed earnings of such U.S. subsidiaries without any income tax effect. However, should we repatriate part or all of the undistributed earnings of our U.S. subsidiaries, a 5% withholding tax would be assessable on that amount.

Derivatives.   We have designated an interest rate swap agreement to manage our exposure to interest rate risk as a cash flow hedge. Changes in fair value are reported as a separate component of shareholders’ equity in accumulated other comprehensive income. We formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. Should this hedge cease to be highly effective, any changes in fair value will be recognized in current period earning.

Trend Information

During the current, as well as in our previous quarter, we have seen the reversal of the downward trend in steel prices in North America which we had experienced through the first three quarters of fiscal 2005. We believe steel prices are now at a more sustainable level. We continue to receive reports of continued strong demand in many manufacturing industries which should bode well for steel demand and steel prices in the first half of 2006. That being said, given the possible impact of interest rates, exchange rates, as well as global events and economic factors on our markets it is difficult to accurately forecast future results. As such, it is not certain that we will be able to maintain our present levels of sales and profitability. However, we do expect current market conditions to continue to produce positive results.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following are the members of our board of directors and our executive officers:

Name	Age	Positions(s) Held
D. Bryan Jones(a)(b)	65	Chairman of the Board, Chief Executive Officer and Director
Scott B. Jones	41	President, Secretary and Director
Christopher H. Pickwoad(b)	66	Executive Vice President, Chief Financial Officer and Director
Robert D. Taberner	54	Vice President and General Manager—Nova Steel, Ontario
Stephen D. Shaw	58	President and Chief Operating Officer—American Steel
Roger Daigneault	49	Vice President, Corporate Purchasing
Peter V. Balboni	59	Vice President, Finance and Treasurer—American Steel
Michael L. Richards	66	Director
John LeBoutillier, C.M.(a)(b)(c)	61	Director
Alexander Adam(a)(c)	61	Director
Robert Panet-Raymond(c)	63	Director

(a)              Member of Compensation Committee.

(b)             Member of the Nominating Committee.

(c)              Member of the Audit Committee.

D. Bryan Jones has over 44 years of experience in the selling, marketing and production of flat rolled products. In 1967, he and a partner formed St. Laurent Steel, and he served for many years as its vice president and general manager until the time of its sale to a major North American steel service center. In 1979 he incorporated Nova Steel Ltd. He has served as president and chief executive officer and as a director of Nova Steel Ltd., or Nova, since its founding. He has been our chairman of the board and chief executive officer since April 4, 1997.

Scott B. Jones has 18 years of experience in the steel industry and has been employed by us since 1991. He has been a vice president, secretary and a director on our board since April 4, 1997. He was appointed president by the board of directors on September 30, 2005. He is the son of D. Bryan Jones.

Christopher H. Pickwoad has 25 years of experience in the steel industry and has been employed by us since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been our executive vice president, chief financial officer and a director on our board since April 4, 1997. He is also a director of Primary Energy Recycling Corporation.

Robert D. Taberner has 26 years of sales and marketing experience in the Ontario flat rolled market. He has served as the vice president and general manager of our Ontario facilities since 1992.

Stephen D. Shaw has 37 years of experience in the steel industry, the last 22 years of which were in steel distribution in Canada and the United States. He joined us in August 1997.

Roger Daigneault has been employed by us since 1984. He was employed by Ispat Sidbec (now Mittal Canada Inc.)  for eight years in sales and production prior to joining us.

Peter V. Balboni joined American Steel in 1975 and has served as its vice president, finance and treasurer since 1980.

Michael L. Richards has been a director on our board since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, our Canadian counsel. He is also a director of Intertape Polymer Group Inc.

John LeBoutillier, C.M., has been a director on our board since September 24, 1997. Mr. LeBoutillier has been chairman of the board of Industrial Alliance, Insurance and Financial Services Inc. since May 2005. Mr. LeBoutillier is chairman of the board and president of Mazarin Inc./Asbestos Corporation Limited,  chairman of the board of Roctest Ltd., and a director of Shermag Inc. and Semafo Inc. He was formerly, from November 1996 to March 2000,  president and chief executive officer of Iron Ore Company of Canada, Canada’s largest iron ore producer, and prior to November 1996, president and chief executive officer of Sidbec-Dosco Inc. (now Mittal Canada Inc.), Canada’s fourth largest steel manufacturer.

Alexander Adam has been a director on our board since April 1, 2003. Mr. Adam is also a director of Gennum Corporation and serves on the advisory board of Thomson-Gordon Inc. From June 1996 to August 2002, Mr. Adam was the president and chief executive officer of Algoma Steel Inc. He previously held executive positions at Toyota Motor Manufacturing Canada Ltd. (TMMC) and Stelco Inc.

Robert Panet-Raymond was appointed to our board by our board of directors and has been on our board since June 29, 2005. From 1992 to 2004  Mr. Panet-Raymond was a senior vice president with the Canadian Imperial Bank of Commerce. He is also a director of Colabor Income Trust and Tecsult Inc.

Management Compensation

During fiscal 2005, the aggregate compensation we paid for services rendered by the named executive officers as a group totaled $9.2 million. One of our executive officers receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiation between that officer and us. This bonus is included in the aggregate compensation disclosed in this paragraph.

Compensation of Directors

Our non-employee directors are remunerated for their services with an annual retainer fee and an attendance fee for each meeting of the board of directors or meeting of a committee thereof attended. In fiscal 2005, we paid each of our non-employee directors an annual fee of $8,000, plus a fee of $1,500 for each board of directors meeting and each committee meeting attended, except that the chairmen of committees of the board of directors were paid a fee of $3,000 for each meeting at which they acted as chair. The meeting fee is equivalent to 50% of the above for meetings held by telephone conference. In fiscal 2005, payments made by us to the non-employee directors for their services as directors amounted to $0.1 million. We also reimbursed out-of-pocket expenses related to the directors’ attendance at such meetings.

Board Practices

Our board of directors currently consists of seven members. Our directors are elected in rotation so that at the first meeting of our shareholders for the election of directors, one-third of the number of directors to be elected were elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected were elected to hold office until the second annual meeting of our shareholders held after that meeting and the balance of the number of directors to be elected were elected to hold office until the third annual meeting of shareholders held after that meeting. At each subsequent annual meeting, directors are elected to fill the positions of those directors whose term of office has expired. Unless otherwise removed from the board, elected directors hold office until the third annual meeting after their election. A director whose term of office has expired may, if qualified, be re-elected. In addition, our directors may at a meeting of the board appoint one or more additional directors to our board who shall hold office for a term expiring not later than the close of the next annual meeting of our shareholders (unless such directors are then elected as directors by the shareholders, in which case they shall be elected to hold office until the second annual meeting of shareholders held after the meeting of shareholders at which they were so elected), but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of our shareholders.

The term of office of D. Bryan Jones, John LeBoutillier and Robert Panet-Raymond will expire at our annual meeting of shareholders to be held on April 3, 2006 or at such other time as their successors are elected or appointed. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at our 2007 annual meeting of shareholders or at such other time as their successors are elected or appointed. The term of office of Scott B. Jones and Alexander Adam will expire at our 2008 annual meeting of shareholders or at such other time as their successors are elected or appointed.

We do not have any service contracts with any directors providing for any benefits to them upon their termination of employment or term of office.

Board Committees

To date, our board of directors has established three committees:

•       a Compensation Committee, which is currently comprised of Messrs D. Bryan Jones, John LeBoutillier and Alexander Adam, and whose purpose is to make recommendations concerning salaries and incentive compensation for executive officers and to administer our share option plan;

•       an Audit Committee, which is currently comprised of Messrs John LeBoutillier, Alexander Adam and Robert Panet-Raymond, and whose purpose is to review our annual and quarterly results, our communications with shareholders, the scope of the audit and other services provided by our independent auditors and to recommend to the board the selection and remuneration of the auditors, and which operates in accordance with the terms of a charter that complies with the Nasdaq’s listing standards; and

•       a Nominating Committee, which is currently comprised of Messrs D. Bryan Jones, Christopher H. Pickwoad and John LeBoutillier, and whose purpose is to advise and make recommendations to the board of directors concerning the selection of candidates as nominees for directors.

Employees

As at November 26, 2005, we had approximately 1,089 employees, of whom 29.1% working at 11 of our 23 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations. The labor contract with United Steel Workers covering 76 employees at our Granby facility has expired on February 21, 2006 and is currently being renegotiated. The labor contract with the Teamsters covering 30 employees at one of our LaSalle facilities will expire on December 1, 2006. We do not presently anticipate that any work stoppages will occur prior to renegotiation of these contracts.  We believe that our relations with our employees are good, which is supported by our low rate of employee turnover. We have not experienced a work stoppage by any of our unions or employee associations in over 20 years.

Our approximately 1,089 employees are categorized as follows: production and warehouse employees (68%), sales personnel (12%), truck drivers (6%) and administrative employees (14%).

Share Ownership

The following table sets forth certain information with respect to the ownership of our common shares as of February 22, 2006 by (i) each of our directors and executive officers, and (ii) all directors and executive officers as a group. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of common shares set forth opposite their names.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage
D. Bryan Jones	5,675,426	(a)	54.3%
Scott B. Jones	1,385,282	(b)	13.3%
Christopher H. Pickwoad	30,577		*
Michael L. Richards	7,300		*
John LeBoutillier, C.M.	10,300		*
Alexander Adam	1,000		*
Robert Panet-Raymond	1,000		*
All directors and executive officers as a group	7,110,885		68.1%

*                     Less than 1%.

(a)              Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), 910,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc., and 33,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(b)             Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones, 257,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc., and 6,136 shares owned by 4273281 Canada  Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

Share Option Plan

The Novamerican Steel Inc. 1997 Share Option Plan provides for the grant of incentive stock options, or ISOs, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonqualified stock options, or NSOs, and other rights. We have reserved 1,500,000 common shares for issuance under our share option plan. Administration of our share option plan has been assigned to our Compensation Committee, a committee consisting of two or more directors of the Company, a majority of whom are disinterested. The Compensation Committee has, subject to the terms of our share option plan, the authority to grant awards under our share option plan, to construe and interpret our share option plan and to make all other determinations and take any and all actions necessary or advisable for the administration of our share option plan.

Our key employees, executive officers, directors and other individuals who render services of special importance to our or our subsidiaries’ management, operation and development are eligible to receive awards under our share option plan, but only our employees are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule that is determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, in the discretion of the Compensation Committee, become immediately exercisable in the event of a “change of control” (as defined in our share option plan) and in the event of certain mergers and reorganizations. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares).

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

On September 24, 1997, options to purchase 750,000 common shares were granted to three of our executive officers at an exercise price of $14.00 per share. All of these options have since been exercised and sold. Such options represent the only awards granted under our share option plan. As at February 22, 2006, there are no awards outstanding under our share option plan.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information with respect to the ownership of the common shares as of February 22, 2006 (except as noted below) by each person or entity known by us to beneficially own more than 5% of the common shares. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of common shares set forth opposite their names. None of these persons has different voting rights from any other holders of common shares.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage
D. Bryan Jones	5,675,426	(a)	54.3%
Scott B. Jones	1,385,282	(b)	13.3%
Fidelity Management & Research Company	2,216,500	(c)	21.2%

(a)              Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), and 910,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. and 33,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(b)             Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones and 257,935  shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc. and 6,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(c)              Includes 1,250,000 shares as of December 31, 2005, based solely on the most recent Schedule 13G/A filed by FMR Corp. et al. on February 14, 2006 and 966,500 shares owned by Pyramis Global Advisers, a Fidelity Investments company.

We believe that over 70% of our common shares are held in Canada and less than 30% of our common shares are held in the United States. We estimate that we have 13 holders of record in Canada.

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

Related Party Transactions

A Canadian corporation owned by Scott B. Jones, our president, secretary and one of our directors and the son of D. Bryan Jones, our chairman and chief executive officer, owns four facilities located in Canada comprising a total of 261,700 square feet and leases them to us on a triple-net basis at an aggregate annual rent of approximately $1.3 million. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% indirectly owned by a party  unrelated to us, owns a facility located in Canada comprising a total of 63,100 square feet and leases it to us on a triple-net basis at an aggregate annual rent of approximately $0.3 million. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% by a party unrelated to us owns a facility located in Canada comprising a total of 118,300 square feet and leases it to us on a triple-net basis at an aggregate annual rent of approximately $0.4 million. All the facility leases expire at varying dates between May 31, 2007, and December 31, 2011, and all but one are subject to one or two five-year renewal options. See “Information on the company—Property, Plants and Equipment.”

A Canadian corporation owned by Scott B. Jones owns nine trailers which it leases to us at an annual aggregate rent of $0.05 million. This corporation also provided transportation arrangements for us in an amount totaling $7.5 million during fiscal 2005.

Michael L. Richards has been one of our directors since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, our Canadian counsel. For the fiscal year ended November 26, 2005, fees and expenses paid to Stikeman Elliott LLP amounted to approximately $0.6 million, which included certain fees and expenses relating to the Company’s secondary issue in May 2005.

We have adopted a policy that all transactions with any of our directors or officers, or with any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all of our shares, or any of their affiliates, shall be:

•       subject to approval by a majority of the independent members of our board of directors;

•       on terms no less favorable to us than could be obtained from unaffiliated parties; and

•       reasonably expected to benefit us. The terms of the above described leases and service agreements have been unanimously approved by the independent members of our board of directors in accordance with that policy. In the case of service agreements, such approval is subject to certain terms and conditions, which management believes are being met.

ITEM 8 FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

See Item 18 for the Financial Statements.

Legal Proceedings

We are a party to various claims and legal actions that we believe are ordinary in nature and incidental to the operation of our business or are covered by insurance. In our opinion, the outcomes of these proceedings are not likely to have a material adverse effect upon our business, results of operations or financial condition. See also “Key Information—Risk Factors—Environmental Matters.”

Dividend Policy

We have never declared or paid dividends on our common shares. Further, we do not anticipate paying dividends on our common shares for the foreseeable future. Rather, at present, we intend to retain any future earnings to finance our operations and any expansion.

Export Sales

During 2005, our export sales amounted to $33.9 million, or 4.1%, of net sales. See “Financial Statements—Note 20.”

Significant Changes

No significant changes have occurred since the date of our consolidated  financial statements through the date of this document.

ITEM 9 THE OFFER AND LISTING

Offer and Listing Details

Our common shares trade on Nasdaq under the symbol “TONS.”  The following table shows, for the last five fiscal years, the high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
2001	6.00	4.23
2002	10.02	2.05
2003	10.19	5.49
2004	31.74	8.52
2005	90.27	26.55

The following table shows, for the last two fiscal years, the quarterly high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
First Quarter 2004	18.00	8.52
Second Quarter 2004	24.05	14.50
Third Quarter 2004	27.31	19.35
Fourth Quarter 2004	31.74	20.75
First Quarter 2005	89.16	31.82
Second Quarter 2005	90.27	32.37
Third Quarter 2005	39.94	26.55
Fourth Quarter 2005	42.00	28.80

The following table shows, for the last six months, the monthly high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
August 2005	34.59	29.00
September 2005	34.89	28.80
October 2005	39.91	34.14
November 2005	42.00	36.08
December 2005	41.73	34.63
January 2006	43.71	36.55

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

Common shares.   Holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders, except matters submitted to a vote of another class or series of shares. Holders of our common shares do not have cumulative voting rights. Holders of our common shares are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available therefore. Upon our liquidation, dissolution or winding-up, the holders of our common shares are entitled to receive our assets. Holders of our common shares have no preemptive, subscription, redemption or conversion rights. The rights of the holders of our common shares are subject to the rights of the holders of any of our preferred shares which may, in the future, be issued. Our outstanding common shares are fully paid and non-assessable.

Preferred shares.   Our board of directors is authorized to issue preferred shares, in one or more series, and to fix the rights, privileges, restrictions, conditions and limitations, and the number of shares constituting any series or the designations of such series, without further vote or action by the shareholders. Because the terms of the preferred shares may be fixed by the board of directors without shareholder action, the preferred shares could, subject to regulatory policies, be issued quickly  with terms calculated to defeat an attempted takeover of our company or to make the removal of our management more difficult. Under certain circumstances, this could have the effect of decreasing the market value of our common shares. Any preferred shares, if issued, would rank senior to our common shares as to the distribution of our assets in the event of a liquidation, dissolution or winding-up of our company. We have no present plans to issue any preferred shares.

Changes to the rights of shareholders.   We may amend, by special resolution, our Articles to change the rights attached to our common shares. A special resolution is a resolution passed by not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Shareholders’ meetings.   The annual meeting of our shareholders shall be convened at such day in each year and at such time as the board of directors may by resolution determine. Other meetings of the shareholders may be convened by order of our chairman of the board, the president or a vice president who is a director, or by our board of directors; such meetings to be held at such time and place as may be specified in such order. Shareholders holding between them not less than 5% of the outstanding common shares may requisition a special meeting of shareholders.

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

We have received an exemption from Nasdaq’s Quorum requirement of Rule 4350(f) “Qualitative Listing Requirements for Nasdaq National Market and Nasdaq Small Cap Market Issuers Except for Limited Partnerships.”

Voting rights of non-resident shareholders.   Neither Canadian law nor our organizational documents restrict or prohibit the right of non-resident or foreign shareholders to hold or exercise voting rights of our common shares. See “Exchange Controls”.

Change in control.   Our Articles could make the removal of incumbent officers and directors and the acquisition of our company by means of a tender offer, proxy contest or otherwise, more difficult due to the fact that we have a staggered board of directors. See “Directors, Senior Management and Employees—Board Practices”. These provisions may encourage persons seeking to acquire control of our company to negotiate with us first.

Number of directors, residency requirement, vacancies and removal.   The Articles provide that there shall be a minimum of three directors and a maximum of 15 directors and that the board of directors shall be elected and shall retire in rotation. The exact number of directors is fixed by the board of directors, subject to the requirement of the CBCA that we have a minimum of three directors, at least two of whom are not officers or employees. The CBCA provides that one quarter of the directors of a corporation must be “resident Canadians,” defined to include Canadian citizens and permanent residents ordinarily resident in Canada.

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

Limitations on liability of officers and directors.   The CBCA provides that a corporation may indemnify, and our By-laws provide that we shall indemnify, in each case except in respect of an action by or on our behalf, or by or on the behalf of a body corporate of which we are or were a shareholder or creditor to procure a judgment in its favor, an officer or a director, a former officer or director or a person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of our company or such body corporate, if he acted honestly and in good faith with a view to our best interests, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Amendment of certain provisions of the Articles and fundamental changes.   In accordance with the provisions of the CBCA, an amendment to our Articles (except in limited circumstances) and the merger, consolidation or dissolution of our company, such event being a fundamental change, will require the approval of not less than two-thirds of the votes cast by the shareholders voting in person or by proxy at a special meeting of the shareholders. Our By-laws provide that one person present and holding or representing by proxy at least one of our issued voting shares shall be a quorum of any meeting of the shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the CBCA or by our Articles or our By-laws) shall be persons present being not less than two in number and holding or representing by proxy at least 20% of the shares entitled to vote at such meeting.

Material Contracts

On November 22, 2005 American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC, as borrowers, and Integrated Steel Industries, Inc., as guarantor, signed an agreement with Bank of America, N.A. as lender, to amend the maturity date of the existing U.S. revolving credit and term loan agreements from April 7, 2006 to April 7, 2007. The applicable amendment fee was $40,000.

There were no other material contracts.

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

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “Non-Canadian” of “control of a Canadian business,” all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

Taxation

Purchasers of our common shares should consult their own tax advisers with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) income tax laws to which they may be subject.

Canadian federal income tax consequences

The following summarizes the material Canadian federal income tax consequences relevant to an investment in our common shares by individuals and corporations who, at all relevant times, are residents, or deemed residents, of the United States and are not residents, or deemed not residents, of Canada for the purposes of the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended, hereinafter referred to as the Convention, who, at all relevant times, hold their common shares as capital property and, at all relevant times, deal at arm’s length with us for the purposes of the Income Tax Act (Canada), hereinafter referred to as the Canadian Tax Act, and who do not use or hold and are not deemed to use or hold such shares in connection with a business carried on through a permanent establishment or a fixed base in Canada, such individuals and corporations being hereinafter referred to as U.S. Residents. Our common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and the provisions of the Convention as in effect on the date hereof. Other than specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance of Canada, prior to the date hereof, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. resident. Accordingly, U.S. residents should consult with their own tax advisors for advice with respect to their own particular circumstances.

A U.S. Resident will not be subject to income tax in Canada on any capital gain realized on a disposition of our common shares, provided that such shares do not constitute “taxable Canadian property” of the U.S. Resident at the time of the disposition for purposes of the Canadian Tax Act. So long as such shares are listed on a prescribed stock exchange (which includes Nasdaq), such shares will not generally constitute taxable Canadian property of a U.S. Resident unless, at any time during the five-year period immediately preceding the disposition, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or any combination thereof, owned 25% or more of the issued shares of any series or class of our share capital. If such shares are considered taxable Canadian property to a U.S. Resident, the Convention will generally exempt that U.S. Resident from tax under the Canadian Tax Act in respect of a disposition of such shares provided the value of the shares issued by us is not derived principally from real property situated in Canada. A U.S. Resident who disposes of our common shares that are taxable Canadian property will be required to fulfill the requirements of Section 116 of the Canadian Tax Act unless such shares are listed on a prescribed stock exchange (which includes Nasdaq) at the time of the disposition.

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

U.S. federal income tax considerations

General.   The following summarizes the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of our common shares. The U.S. federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended, hereinafter referred to as the Code, and U.S. Treasury Regulations thereunder, existing, temporary, proposed, and administrative and judicial interpretations thereof, on the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below, (ii) provisions of the Convention as in effect on the date hereof, and (iii) in part, representations made by us. A “U.S. Holder” is a beneficial owner of our common shares who or which is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the U.S. federal income tax laws, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Notwithstanding the foregoing definition, a holder’s status as a U.S. Holder might be overridden under the provisions of an applicable tax treaty. A “Non-U.S. Holder” is a holder, other than an entity classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. This summary is subject to any changes to U.S. law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of our common shares who hold such shares as a capital asset within the meaning of Section 1221 of the Code.

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

General taxation of distributions.   For U.S. federal income tax purposes, the gross amount of a distribution by us to U.S. Holders (including any amounts of Canadian tax withheld) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends paid by us generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally available for United States corporations under the Code. If a dividend is paid in Canadian dollars or other property, the amount includible in income will be the U.S. dollar value of the Canadian dollars or the fair market value of the other property distributed, as determined on the date of distribution to a U.S. Holder or to a nominee, custodian or other agent of such U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars or other property for U.S. federal income tax purposes equal to their U.S. dollar value on the date of receipt. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be ordinary income or loss. If a U.S. Holder has the option to receive a distribution either in cash or in the form of our common shares, and such U.S. Holder chooses to receive shares, hereinafter referred to as a Share Distribution, such U.S. Holder will be treated for purposes of the preceding sentences as having received a distribution to the extent of the fair market value of such shares. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder’s allocable share of our current and accumulated earning and profits, such excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s basis in our common shares (thereby reducing the U.S. Holder’s basis in such shares), and thereafter any remaining distribution in excess of basis would constitute a taxable gain from the deemed sale or exchange of the U.S. Holder’s shares. See “Tax on Sale” below. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Canadian income tax withheld from dividends received in respect of our common shares. For the purposes of the limitations on use of foreign tax credits, dividends received from us generally will be characterized as passive income and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that a U.S. Holder may have from foreign source income not qualifying as passive income. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian tax withheld if no other foreign credit is claimed for that tax year.

Reduced tax rates for certain dividends.   For taxable years beginning before January 1, 2009, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (i) we are a “qualified foreign corporation” (as defined below), (ii) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (iii) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

We generally will be a “qualified foreign corporation,” or QFC, under Section 1(h)(11) of the Code if (i) we are incorporated in a possession of the U.S., (ii) our company is eligible for the benefits of the Canada-U.S. Tax Convention, or (iii) the common shares are readily tradable on an established securities market in the U.S. However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if our company is a “passive foreign investment company,” or PFIC (as defined below), for the taxable year during which we pay a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a PFIC for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, we intend to conduct our affairs so as to avoid our classification as a PFIC. However, there can be no assurances that we will not be a  PFIC, and accordingly, there can be no assurances that we will be a QFC  or that we will be able to certify that we are a QFC in accordance with the certification procedures expected to be issued by the Treasury and the IRS. If we are not a QFC, a dividend paid by us to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Tax on sale.   For U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of our common shares (unless a specific non-recognition provision applies). Such gain or loss will be measured by the difference between the amount of cash (and the fair market value of any other property) received and the U.S. Holder’s tax basis in such shares. A U.S. Holder’s tax basis in our common shares will generally equal the amount paid by such U.S. Holder for such shares (or, in case of shares acquired by way of a Share Distribution, the amount included in income at the time of the Share Distribution). The gain or loss arising from a sale or exchange of our common shares will be a long-term capital gain or loss if the U.S. Holder’s holding period for such shares exceeds one year. In general, the gain from a sale or exchange of our common shares by a U.S. Holder will be treated as United States source income. However, should any Canadian tax be imposed on the sale or other disposition of such shares by a U.S. Holder and the U.S. Holder is eligible for the benefits of the Convention, an election may be available under the Code pursuant to which a U.S. Holder would, for purposes of computing the foreign tax credit limitation, be entitled to treat the gains as foreign source income. Alternatively, the U.S. Holder may claim a deduction for the amount of Canadian tax withheld if no other foreign credit is claimed for that tax year.

Passive foreign investment company or controlled foreign corporation.   A PFIC as to any U.S. person, is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income at any time during such person’s holding period for shares of such corporation. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce those types of income. We intend to conduct our affairs so as to avoid our and our subsidiaries’ classification as PFICs with respect to U.S. persons holding our common shares. However, if ever applied to us and any one of the above subsidiaries, the PFIC rules could produce significant adverse tax consequences for a U.S. Holder, including taxation of disposition gains as ordinary income and the imposition of an interest charge on U.S. federal income taxes deemed to have been deferred. We currently believe that neither we nor any of our subsidiaries is a “controlled foreign person,” or CFC. A corporation is a CFC if more than 50% of the shares of the corporation, by vote or value, are owned, directly or indirectly (including shares owned through attribution), by “10% CFC Shareholders” (United States persons directly or indirectly owning at least 10% of the total combined voting power of all shares of the company). We currently believe that neither we nor any of our subsidiaries is a CFC because U.S. citizens and residents, in the aggregate, do not own more than 50% of our common shares (taking into account the effect of applicable constructive ownership rules). In general, each 10% CFC Shareholder in a CFC on the last day of the CFC’s taxable year is required to include in its gross income for such taxable year its pro rata share of the CFC’s earnings and profits for that year attributable to certain types of income or investments, and gain from the sale or exchange of stock in a CFC by a 10% CFC Shareholder is generally treated as ordinary dividend income to the extent of earnings and profits attributable to such stock. Effective for the portion of a holder’s holding period that begins after December 31, 1997, in the case of a corporation that is both a CFC and a PFIC, 10% CFC Shareholders will be treated as shareholders of a CFC and not as shareholders of a PFIC during the time that such persons are 10% CFC Shareholders.

Information reporting and backup withholding requirements with respect to U.S. Holders.   We do not currently pay dividends. If we did, and if we used a paying agent (such as a bank) in the United States, the paying agent would be required to report the dividends to U.S. Holders not otherwise exempt from reporting requirements. Certain U.S. Holders may be subject to backup withholding at a 28% rate on dividends received on our common shares. This withholding generally applies only if such U.S. Holder (i) fails to furnish a correct taxpayer identification number, or TIN, to the U.S. financial institution or any other person responsible for the payment of dividends on our common shares, (ii) furnishes an incorrect TIN, (iii) is notified by the U.S. Internal Revenue Service, or IRS, of the U.S. Holder’s failure to properly report payments of interest and dividends and the IRS has notified us to begin withholding tax from the U.S. Holder’s dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the TIN provided is correct and that the U.S. Holder is not subject to backup withholding rules.

Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

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

Information reporting and backup withholding requirements with respect to Non-U.S. Holders.   Currently, U.S. information reporting requirements and backup withholding will not apply to dividends on our common shares paid to Non-U.S. Holders if the Non-U.S Holder files required information with the payor or qualifies for certain other exemptions. As a general matter, information reporting and backup withholding requirements will not apply to a payment of the proceeds of a sale of such shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States through a “U.S. Broker,” unless the broker has documentary evidence in its records that the shareholder is not a United States person and has no actual knowledge that such evidence is false, or the Non-U.S. Holder otherwise establishes an exemption. For purposes of the preceding sentence, a U.S. Broker is a broker that (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a CFC, or (iv) is a foreign partnership if it is carrying on a United States trade or business or if more than 50% of the profits or capital interests in the partnership are owned by United States persons. Payment by a broker of the proceeds of a sale of our common shares effected inside the United States is subject to both backup withholding and information reporting requirements unless the Non-U.S. Holder certifies under penalties of perjury that he or she is not a United States person and provides his or her name and address or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. Federal income tax, provided that the required information or appropriate claim for refund is furnished to the IRS.

THE FOREGOING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES BY U.S. HOLDERS, IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S RESIDENT. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION, AS TAX CONSEQUENCES MAY VARY WITH RESPECT TO AN INDIVIDUALS PARTICULAR CIRCUNSTANCES

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

Exchange rate fluctuations are beyond our control and although we partially hedge our currency exposure, there can be no assurance that changes in the rate of exchange between the Canadian dollar and the U.S. dollar will not adversely affect our business, results of operations, financial condition or cash flows.

We are exposed to market risk from changes in interest rates and exchange rates. From time to time, and only upon approval by certain of our executive officers, we enter into financial contracts in the ordinary course of business in order to hedge these exposures. We do not use financial instruments for trading or speculative purposes.

Interest rate risk.   Our exposure to interest rate risk is as follows, indicated in thousands of U.S. dollars:

		November 26, 2005
		Debt outstanding	Weighted average effective interest rate
Bank indebtedness	Floating rate	$2,676	4.56%
Long-term debt	Floating rate	$20,854	5.59%
	Fixed rate	24,006	6.46%
		$44,860

	November 26, 2005
	Carrying amount	Fair value
Fair value of long-term debt	$44,860	$44,910

A 55 basis point movement in the Canadian prime rate, the U.S. base rate or LIBOR would result in an approximate $0.1 million, annualized, for the period ended November 26, 2005, increase or decrease in interest expense and cash flows. The modeling technique used was to apply to our debt, the difference between the actual interest rates at November 26, 2005 and the what-if interest rates.

A variable to fixed interest rate swap agreement is used by one of our U.S. wholly-owned subsidiaries to hedge its exposure to interest rate risk related to a term credit agreement and is accounted for using the accrual basis. We recognize amounts to be paid or received under the interest rate swap agreement as interest expense or income in the period in which they accrue. See “Operating and Financial Review and Prospects—Hedging”.

Exchange rate risk.   From time to time, we utilize forward exchange contracts to hedge our exposure to exchange rate fluctuations in connection with future sales and purchases by certain of our Canadian subsidiaries, denominated in U.S. dollars. Forward exchange contracts are entered into with reputable financial institutions. At November 26, 2005, November 27, 2004 and November 29, 2003, we had no forward foreign currency exchange contracts outstanding.

We estimate that a 12 cent movement in the value of the Canadian dollar would affect our net sales by approximately $48.2 million annually, based on our 2005 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversions of our net sales in Canadian dollars for the period ended November 26, 2005 using the average exchange rate for the year and the what-if exchange rate. In 2005, the average exchange rate was $1.2162 Canadian.

Commodity price risk.   We do not use derivative commodity instruments to hedge our exposure to the impact of price fluctuations on our principal raw materials. See “Key Information—Risk Factors—The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results.”

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15            CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer have concluded, based on their evaluation as the end of the period covered by this report, that our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. There were no changes in our internal control over financial reporting during the year ended November 26, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

We have determined that we have at least one audit committee financial expert serving on our Audit Committee. Our independent audit committee financial expert is John LeBoutillier, the Chairman of the Audit Committee.

ITEM 16B   CODE OF ETHICS

There have been no amendments or waivers to our Code of Business Conduct and Ethics, which is applicable to all directors, executive officers and employees. We will send a copy of the Code of Business Conduct and Ethics without charge to any person who sends a written request therefore to Christopher H. Pickwoad, 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the accounting fees and services for the past two fiscal years:

	Nov. 26, 2005	Nov. 27, 2004
	(In thousands of U.S. dollars)
Audit fees	$533	$448
Audit-related fees	148	11
Tax fees	324	151
Other	27	—
	$1,032	$610

Audit-related fees include fees for the quarterly review of our consolidated financial statements and the fees and expenses relating to our secondary offering in May 2005. Tax fees include tax compliance services and tax advisory and planning services as well as fees relating to our secondary offering. Management presents regular updates to the audit Committee of the services rendered by the auditors

The auditors, the Audit Committee and management maintain regular and open communication in relation to the audits of our financial statements. There were no disagreements between the auditors, the Audit Committee and management on matters affecting the audit of our financial statements.

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
November 27, 2004 to December 26, 2004	None	None	None	None
December 27, 2004 to January 26, 2005	None	None	None	None
January 27, 2005 to February 26, 2005	None	None	None	None
February 27, 2005 to March 26, 2005	None	None	None	None
March 27, 2005 to April 26, 2005	None	None	None	None
April 27, 2005 to May 26, 2005	586,000 (a)	Purchased with 586,000 common shares (a)	None	None
May 27, 2005 to June 26, 2005	None	None	None	None
June 27, 2005 to July 26, 2005	None	None	None	None
July 27, 2005 to August 26, 2005	None	None	None	None
August 27, 2005 to September 26, 2005	None	None	None	None
September 27, 2005 to October 26, 2005	None	None	None	None
October 27, 2005 to November 26, 2005	None	None	None	None
Total	586,000 (a)	Purchased with 586,000 common shares (a)	None	None

(a)     As set forth in the Company’s registration statement on Form F-3 filed with the SEC on February 18, 2005, as amended, two of the selling shareholders, D. Bryan Jones and Scott B. Jones, entered into a series of transactions, the purpose of which was to increase the tax cost for Canadian tax purposes of a certain number of their shares to be sold in the offering to an amount equal to the pro rata profits which have already been subject to tax at the corporate level. The fees and expenses related to these transactions were borne by D. Bryan Jones and Scott B. Jones. The series of transactions is summarized as follows:

(1)    3414116 Canada Inc., a personal investment company beneficially owned by D. Bryan Jones, and 3414124 Canada Inc., a personal investment company beneficially owned by Scott B. Jones, transfered 471,000 and 115,000 of our common shares, respectively, to 4273273 Canada Inc., in consideration for their respective proportional receipt of all the shares of 4273273 Canada Inc.;

(2)    3414116 Canada Inc. and 3414124 Canada Inc. then sold the respective shares of 4273273 Canada Inc. that they received to 4273281 Canada Inc., all of the shares of which are beneficially owned in the same respective proportional amounts by D. Bryan Jones and Scott B. Jones, in consideration for shares of 4273281 Canada Inc.;

(3)    4273281 Canada Inc. then sold the shares of 4273273 Canada Inc. to us in consideration for the issuance by us to 4273281 Canada Inc. of 586,000 of our common shares;

(4)    We then dissolved and liquidated 4273273 Canada Inc., in the process of which we cancelled the 586,000 of our common shares held by 4273273 Canada Inc.; and

(5)    4273281 Canada Inc. then delivered at closing the 437,864 and 108,864 of our common shares offered for sale, respectively, in the offering by D. Bryan Jones and Scott B. Jones. These transactions did not materially affect us.

PART III

ITEM 17            FINANCIAL STATEMENTS

See Item 18 for the Financial Statements.

ITEM 18    FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Novamerican Steel Inc.

We have audited the accompanying consolidated balance sheets of Novamerican Steel Inc. (a Canadian Corporation) and Subsidiaries (the “Company”) as of November 26, 2005 and November 27, 2004 and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended November 26, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novamerican Steel Inc. and Subsidiaries as of November 26, 2005 and November 27, 2004 and the results of their operations and their cash flows for each of the three years in the period ended November 26, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) on December 1, 2002.

Chartered Accountants
Montréal, Canada
December 16, 2005

Novamerican Steel Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Years ended
	November 26, 2005	November 27, 2004	November 29, 2003
	$	$	$
Net sales	834,689	768,627	507,067
Cost of sales	664,134	543,503	400,825
Gross margin	170,555	225,124	106,242
Operating expenses
Plant	43,210	40,780	34,000
Delivery	23,371	19,478	17,394
Selling	13,562	13,321	11,410
Administrative and general	30,326	33,658	20,424
	110,469	107,237	83,228
Operating income	60,086	117,887	23,014
Interest expense	3,892	4,866	5,144
Share in income of joint ventures	(720)	(312)	(545)
	3,172	4,554	4,599
Income before income taxes	56,914	113,333	18,415
Income taxes (Note 4)	19,976	40,422	5,333
Net income	36,938	72,911	13,082
Net income per share (Note 5)
Basic	3.70	7.51	1.35
Diluted	3.58	7.35	1.35
Comprehensive income
Net income	36,938	72,911	13,082
Changes in cumulative translation adjustment	3,736	10,344	12,477
Changes in fair value of interest rate swap, net of deferred income taxes of $275 ($538 in 2004; $188 in 2003)	395	533	289
	41,069	83,788	25,848

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(In thousands of U.S. dollars, except share data)

				Accumulated
				other	Total
	Common shares		Retained	comprehensive	shareholders’
	Number	Amount	earnings	income (loss)	equity
		$	$	$	$
Balance at November 30, 2002	9,700,000	28,404	98,789	(7,326)	119,867
Net income			13,082		13,082
Changes in cumulative translation adjustment				12,477	12,477
Changes in fair value of interest rate swap, net of deferred income taxes of $188				289	289
Balance at November 29, 2003	9,700,000	28,404	111,871	5,440	145,715
Options exercised	86,089	1,205			1,205
Net income			72,911		72,911
Changes in cumulative translation adjustment				10,344	10,344
Changes in fair value of interest rate swap, net of deferred income taxes of $538				533	533
Balance at November 27, 2004	9,786,089	29,609	184,782	16,317	230,708
Options exercised	370,137	5,182			5,182
Net income			36,938		36,938
Changes in cumulative translation adjustment				3,736	3,736
Changes in fair value of interest rate swap, net of deferred income taxes of $275				395	395
Balance at November 26, 2005	10,156,226	34,791	221,720	20,448	276,959

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Years ended
	November 26, 2005	November 27, 2004	November 29, 2003
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	36,938	72,911	13,082
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	9,936	8,680	6,962
Share in income of joint ventures	(720)	(312)	(545)
Deferred income taxes	(359)	695	2,208
Loss (gain) on disposal of property, plant and equipment	(69)	731	351
Changes in working capital items
Accounts receivable	4,339	(36,584)	(5,895)
Income taxes receivable	(2,666)	595	(595)
Inventories	46,181	(71,339)	3,276
Prepaid expenses and other	(611)	530	(479)
Accounts payable and accrued liabilities	(4,744)	23,462	3,922
Income taxes payable	(18,648)	18,424	(3,221)
Net cash from operating activities	69,577	17,793	19,066
CASH FLOWS FROM INVESTING ACTIVITIES
Loan to a Canadian Corporation	(16,443)
Acquisition of remaining interest in a joint venture			(4,100)
Acquisition of minority interest	(205)	(161)	(2,278)
Investment in joint ventures			8,640
Distribution from joint ventures	846	1,405
Additions to property, plant and equipment	(5,359)	(9,056)	(25,140)
Proceeds from disposal of property, plant and equipment	514	3,456	6,068
Other assets	(255)	(176)	(181)
Net cash used for investing activities	(20,902)	(4,532)	(16,991)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(802)	(15,564)	13,323
Issue of common shares	5,182	1,205
Advances due to an employee	(730)	(2,732)	1,122
Proceeds from long-term debt		21,011	1,872
Repayment of long-term debt	(16,756)	(17,658)	(16,134)
Net cash from (used for) financing activities	(13,106)	(13,738)	183
Effect of exchange rate changes on cash and cash equivalents	774	674	1,417
Net increase in cash and cash equivalents	36,343	197	3,675
Cash and cash equivalents, beginning of year	11,462	11,265	7,590
Cash and cash equivalents, end of year	47,805	11,462	11,265
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	4,053	4,229	4,821
Income taxes paid	40,259	22,337	7,335

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	November 26, 2005	November 27, 2004
	$	$
ASSETS
Current assets
Cash and cash equivalents	47,805	11,462
Accounts receivable (Note 6)	140,053	125,718
Income taxes receivable	2,778
Inventories (Note 7)	127,316	172,850
Prepaid expenses and other	1,441	799
Deferred income taxes (Note 4)	1,815	1,837
	321,208	312,666
Investment in joint ventures	2,137	2,263
Property, plant and equipment (Note 8)	102,794	106,308
Goodwill (Note 9)	12,994	12,789
Deferred income taxes (Note 4)	1,767	1,601
Other assets	683	1,040
	441,583	436,667
LIABILITIES
Current liabilities
Current portion of long-term debt	3,078	4,855
Bank indebtedness (Note 10)	2,676	3,442
Accounts payable and accrued liabilities (Note 11)	99,713	103,964
Income taxes payable	998	19,988
Deferred income taxes (Note 4)	338	186
	106,803	132,435
Long-term debt (Note 12)	41,782	56,766
Fair value of interest rate swap (Note 16)	71	741
Deferred income taxes (Note 4)	15,968	16,017
	164,624	205,959
Contingencies and commitments (Notes 18 and 19)
SHAREHOLDERS’ EQUITY
Share capital (Note 13)	34,791	29,609
Retained earnings	221,720	184,782
Accumulated other comprehensive income	20,448	16,317
	276,959	230,708
	441,583	436,667

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

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

Joint ventures

The Company’s interests in joint ventures are accounted for by the equity method. Accordingly, the Company’s share in income of joint ventures is included in consolidated net income.

Fiscal year

The fiscal year-end of the Company is the last Saturday of November. The fiscal years ending November 26, 2005, November 27, 2004 and November 29, 2003 include 52 weeks of operations.

Translation of foreign currencies

Transactions concluded in foreign currencies by the Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in foreign currencies are included in income. Gains amounted to $101,000 in 2005, $218,000 in 2004 and $446,000 in 2003.

The financial statements of the Company’s Canadian subsidiaries are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar, as follows: assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. All cumulative translation gains or losses are included in accumulated other comprehensive income in the consolidated balance sheets.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

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

Revenue recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes and revenue is recognized upon delivery of the product at the customer’s destination. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

The customer is charged for the complete product delivered to the customer’s designated location and shipping and handling charges are not charged separately. Shipping and handling costs are recorded under the “Delivery” caption on the consolidated statements of operations and comprehensive income.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and term deposits which are short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable

Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the bad debt expense.

Inventories

Inventories are stated at the lower of cost or market and include the cost of purchased steel and freight. Cost is determined using the specific identification method or the average cost method.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

Property, plant and equipment

Property, plant and equipment are stated at cost and are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that the Company expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that there has been no impairment of the Company’s property, plant and equipment as at November 26, 2005.

Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and building improvements	10 to 40 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	5 to 15 years
Transportation equipment	3 to 7 years
Computer equipment	3 to 5 years
Leasehold improvements	5 to 10 years
Aircraft	15 years

No depreciation is recorded on assets under construction.

Depreciation expense was approximately $9,327,000, $8,086,000 and $6,440,000 for the years ended November 26, 2005, November 27, 2004 and November 29, 2003, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Until December 1, 2002, the cost of goodwill was being amortized using the straight-line method over 40 years. However, with the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, in fiscal year 2003, the Company discontinued the amortization of goodwill. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying amount of a reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value.

The Company determined the fair value of goodwill based on a discounted cash flow income approach. The income approach indicates the fair value of a business enterprise based on the discounted value of the cash flows that the business can be expected to generate in the future. This analysis is based upon projections prepared by the Company and data from sources of publicly available information available at the time of preparation. These projections are based on a strategic plan using financial projections for a 3 to 5 year time horizon and represent management’s best estimate of future results. In making these projections, the Company considered its markets, the competitive environment and its

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

advantages. There will usually be differences between estimated and actual results as events and circumstances frequently do not occur as expected, and those differences may be material.

In accordance with SFAS No. 142, the Company performed a transitional impairment test of goodwill in fiscal year 2003 and annual impairment tests of goodwill for fiscal years 2005, 2004 and 2003. No impairment charge resulted from these tests.

Other assets

Other assets are recorded at cost and are composed primarily of expenses incurred in issuing long-term debt which are deferred and amortized over the term of the related debt. Amortization expense was approximately $609,000, $594,000 and $522,000 for the years ended November 26, 2005, November 27, 2004 and November 29, 2003, respectively. Amortization of deferred financing costs is recorded as interest expense.

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

No provision has been made for deferred income taxes that may result from future remittance of approximately $68,045,000 of undistributed earnings of the foreign subsidiaries as at November 26, 2005. Under current Canadian tax law, the Company may repatriate undistributed earnings of such foreign subsidiaries without any income tax effect. However, should the Company repatriate part or all of the undistributed earnings of the foreign subsidiaries, a 5% withholding tax would be assessable on that amount.

Comprehensive income

Components of comprehensive income include net income, changes in cumulative translation adjustment and changes in fair value of interest rate swap net of deferred income taxes.

Stock-based compensation

The Company has established a stock-based compensation plan, described in Note 14. The Company did not recognize compensation expense when share options were granted to plan participants during fiscal year 1997. As of November 30, 2002, all options outstanding were vested. Any consideration paid by plan participants on the exercise of share options is credited to share capital.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

Current and pending accounting changes

Current

Effective November 30, 2003, the Company adopted FASB Interpretation (“FIN”) 46, Consolidation of Variable Interest Entities. Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. However, the Company has determined that it did not have variable interests in variable interest entities. Accordingly, FIN 46 did not have an initial impact on the consolidated financial statements.

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

During the year ended November 29, 2003, the Company adopted the disclosure requirements only of the SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure: an amendment of FASB Statement No. 123. Namely, SFAS No. 148 revises disclosures for all stock compensation plans. The adoption of SFAS No. 148 did not have a material impact on the consolidated financial statements.

During the year ended November 29, 2003, the Company adopted FASB FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other. FIN 45 requires guarantors to recognize a liability at the inception of the guarantee and record it at its fair value. Required disclosures for guarantees include the nature of the guarantee, the maximum potential undiscounted amount of future payments the guarantor could be required to make under the guarantee and the current carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee. Guarantees contemplated by the disclosure requirements of FIN 45 include product warranties, provisions in a business combination to pay contingent consideration and guarantees issued between related parties. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

Also during the year ended November 29, 2003, the Company adopted Statement of Position (“SOP”) No. 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others, of the AICPA’s Accounting Standards Executive Committee (AcSEC). SOP No. 01-6 requires commercial entities that finance their customers’ purchases of goods and services using trade receivables to disclose their accounting policy for receivables and the related valuation allowance, including the policy for charging off uncollectible receivables and determining past due or delinquent status. The adoption of SOP No. 01-6 did not have a material impact on the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

Pending

The FASB issued revised SFAS No.123 (“SFAS 123 (R)”), Share-Based Payment, in December 2004. SFAS 123 (R) requires all entities to recognize the fair value of share-based payment award (stock compensation) classified in equity. SFAS 123 (R) is effective for the Company at the beginning of the fiscal year 2006. The requirements of SFAS 123 (R) will not have an impact on the consolidated financial statements unless the Company grants new share options to plan participants.

Reclassification

Certain fiscal year 2004 amounts have been reclassified to conform to fiscal year 2005 presentation.

3—business ACQUISITION

Acquisition of remaining interest in a joint venture

Effective June 30, 2003, the Company acquired the remaining 50% interest in Nova Tube Indiana, LLC (formerly BethNova Tube, LLC), a tubing facility in Jeffersonville, Indiana, for $4,100,000 paid in cash. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the amounts assigned to assets acquired and liabilities assumed over the cost of the purchase reduced the current value of property, plant and equipment by $4,540,000. The results of Nova Tube Indiana, LLC have been included in the Company’s consolidated results from the date of acquisition. Previously, the Company accounted for its interest in Nova Tube Indiana, LLC, then a joint venture, using the equity method.

Pro forma combined unaudited results, as if this combination occurred as of the beginning of fiscal year 2003 are as follows. The pro forma adjustment is solely related to the reduction of depreciation expenses to reflect the excess of the amounts assigned to assets acquired and liabilities assumed over the cost of the purchase mentioned above.

November 29,
2003
$
Net sales	514,654
Net income	13,278
Basic and diluted income per share	1.37

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

4—INCOME TAXES

The following summarizes the Company’s income taxes on the earnings of its Canadian and U.S. operations.

Income before income taxes by local jurisdiction:

	Years ended
	November 26, 2005	November 27, 2004	November 29, 2003
	$	$	$
Canada	31,567	59,716	14,401
United States	25,347	53,617	4,014
	56,914	113,333	18,415

The income tax provision is composed of the following:

	Years ended
	November 26, 2005	November 27, 2004	November 29, 2003
	$	$	$
Current
Canada	10,015	18,816	4,645
United States	10,320	20,911	(1,520)
	20,335	39,727	3,125
Deferred
Canada	(218)	(490)	(562)
United States	(141)	1,185	2,770
	(359)	695	2,208
	19,976	40,422	5,333

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

4—INCOME TAXES (Continued)

The components of the Company’s deferred income tax assets and liabilities are as follows:

	November 26, 2005	November 27, 2004
	$	$
Assets
Current deferred income taxes
Inventories	819	1,041
Accounts receivable	956	796
Other items	40
	1,815	1,837
Long-term deferred income taxes
Fair value of interest rate swap	29	304
Unrealized capital loss on translation of advances to subsidiaries	1,424	1,297
Other items	314
	1,767	1,601
Liabilities
Current deferred income taxes
Investment in joint ventures	338	185
Other items		1
	338	186
Long-term deferred income taxes
Property, plant and equipment	15,914	15,542
Investment in joint ventures	54	89
Intangibles		15
Other items		371
	15,968	16,017

The reconciliation between the Canadian statutory income tax rate and the Company’s effective income tax rate is as follows:

	Years ended
	November 26, 2005	November 27, 2004	November 29, 2003
	%	%	%
Canadian statutory income tax rate	30.5	30.1	29.8
United States statutory income tax rate difference	5.5	6.4	4.9
Provincial incentive for manufacturing and processing activities	(0.5)	(0.3)	(0.5)
Other items	(0.4)	(0.6)	(5.1)
Effective income tax rate	35.1	35.6	29.1

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

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

The following table provides the reconciliation between basic and diluted income per share:

	Years ended
	November 26,	November 27,	November 29,
	2005	2004	2003
	$	$	$
Net income	36,938	72,911	13,082
Weighted average number of common shares outstanding	9,993,337	9,707,270	9,700,000
Effects of dilutive stock options	326,292	214,455
Weighted average number of diluted common shares outstanding	10,319,629	9,921,725	9,700,000
Net income per share
Basic	3.70	7.51	1.35
Diluted	3.58	7.35	1.35

For the year ended November 29, 2003, stock options were not included in the computation of diluted income per share as they were antidilutive.

6—ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	November 26,	November 27,
	2005	2004
	$	$
Trade accounts	125,922	129,123
Allowance for doubtful accounts	(3,399)	(3,622)
	122,523	125,501
Loan to a Canadian Corporation, bearing interest at 3.12%, maturing December 23, 2005, secured by a Canadian chartered bank	17,132
Other	398	217
	140,053	125,718

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

6—ACCOUNTS RECEIVABLE (Continued)

Changes in the Company’s allowance for doubtful accounts are as follows:

	November 26,	November 27,
	2005	2004
	$	$
Balance, beginning of year	3,622	1,950
Bad debt expense	1,585	3,638
Accounts written off	(1,283)	(883)
Recoveries	(525)	(1,083)
Balance, end of year	3,399	3,622

7—INVENTORIES

	November 26,	November 27,
	2005	2004
	$	$
Raw materials	75,138	111,151
Finished goods	52,178	61,699
	127,316	172,850

8—PROPERTY, PLANT AND EQUIPMENT

	November 26,	November 27,
	2005	2004
	$	$
Land	7,090	7,041
Buildings and building improvements	45,819	44,738
Machinery and equipment	87,315	84,358
Furniture and fixtures	985	758
Transportation equipment	2,053	2,044
Computer equipment	3,203	3,688
Leasehold improvements	1,932	1,989
Aircraft	11,650	11,650
Assets under construction	266	971
	160,313	157,237
Accumulated depreciation	57,519	50,929
	102,794	106,308

9—GOODWILL

	November 26,	November 27,
	2005	2004
	$	$
Balance, beginning of year	12,789	12,628
Goodwill acquired during the year	205	161
Balance, end of year	12,994	12,789

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

10—BANK INDEBTEDNESS

The bank indebtedness of the Company’s Canadian subsidiaries consists of various demand revolving credit facilities available by either prime rate loans or bankers’ acceptances, bearing interest at prime rate, currently 4.75% (4.25% in 2004), or bankers’ acceptance rates, respectively, plus a premium varying from 0% to 0.5% in both years (actual rate 5.25% and 5.00% at November 26, 2005 and November 27, 2004 respectively), and secured by inventories, movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets of the Canadian subsidiaries. There are no cross collateralizations among the various facilities. These facilities are renegotiated on an annual basis.

The Company’s Canadian subsidiaries have approximately $42,830,000 (CA$50,000,000) in 2005 and $40,743,000 (CA$48,500,000) in 2004 of revolving credit facilities from two Canadian financial institutions, of which approximately $41,691,000 (CA$48,670,000) was available at November 26, 2005 and $37,204,000 (CA$44,284,000) was available at November 27, 2004. In addition, a Canadian subsidiary had a revolving demand credit facility of $0 in 2005 and $630,000 (CA$750,000) in 2004, bearing interest at prime rate, currently 4.75% (4.25% in 2004), plus a rate varying from 0% to 0.50% in both years (actual rate 6.92% at November 27, 2004), of which $0 was available at November 26, 2005 and $630,000 (CA$750,000) was available at November 27, 2004. This revolving demand credit facility was not renewed by the Company during fiscal year 2005.

As at November 26, 2005, the bank had issued guarantees and letters of credit to the Company’s Canadian subsidiaries amounting to $99,400 and $97,000 (CA$116,000 in both years) as at November 27, 2004.

11—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	November 26,	November 27,
	2005	2004
	$	$
Trade accounts	97,750	101,714
Trade accounts to a company controlled by a director	873	736
Trade accounts to a joint venture	977	768
Advance due to a major shareholder, without interest and repayment terms	103
Advance due to a director, without interest and repayment terms	10
Advance due to an employee of a subsidiary, bearing interest at a Canadian bank’s prime rate, 4.25% in 2004, plus a premium of 0.5%, without repayment terms; this advance was repaid during the year		746
	99,713	103,964

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

12—LONG-TERM DEBT

		November 26,	November 27,
	Maturity	2005	2004
		$	$
Revolving line of credit(a)	2007		10,295
Mortgage loan(b) (CA$4,676,560; CA$6,038,708 in 2004)	2018	4,006	5,073
Term credit facility(c) (CA$0; CA$2,124,776 in 2004)	2006		1,785
Term loan(d)	2007	40,854	43,504
Loan from a major shareholder(e) (CA$0; CA$283,155 in 2004)			237
Loan from a director(e) (CA$0; CA$865,023 in 2004)			727
		44,860	61,621
Less: Current portion of long-term debt		3,078	4,855
		41,782	56,766

(a)                 A U.S. subsidiary entered into a revolving credit agreement with a group of banks, as amended, which provides for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006. On November 22, 2005, the term of the agreement was extended for one year through April 7, 2007 and the group of banks became one bank. At November 26, 2005, there was an amount of $38,948,238 ($28,745,254 in 2004) in available borrowings, of which $0 in 2005 ($10,294,984 in 2004) was outstanding under this agreement. The interest rate on borrowings under the credit agreement is the bank’s prime rate, currently 7.0% (5.0% in 2004), plus a margin varying from 0% to 1.25% in both years, or LIBOR, currently 4.21% (2.21% in 2004), plus 1.25% (a margin varying from 1.25% to 2.5% in 2004) (actual rate 4.19% and 3.38% at November 26, 2005 and November 27, 2004 respectively). Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 26, 2005. Borrowings are collateralized by all assets of the U.S. subsidiary having a carrying value of $191,370,000.

(b)                Mortgage loan, amounting to $4,006,000 (CA$4,676,560) in 2005 and $5,073,000 (CA$6,038,708) in 2004, bearing interest at a rate of 5.75% in both years, maturing on October 22, 2018, repayable in monthly capital instalments of $36,000 in 2005 and $35,000 in 2004 (CA$41,675 in both years), secured by a first hypothec on the land and building having a carrying value of $8,300,000 (CA$9,700,000) as at November 26, 2005. The Company has the option of prepaying 15% of the outstanding loan balance each year.

(c)                 Term credit facility, as amended, amounting to $1,785,000 (CA$2,124,776) in 2004 maturing on February 28, 2006 and repayable by quarterly instalments of $580,000 (CA$690,000) was repaid during fiscal year 2005. An amount of $1,224,000 (CA$1,456,386) in 2004 of the term facility bore interest at a rate of 6.4% plus a premium varying from 0% to 0.75%. An amount of $237,000 (CA$282,259) in 2004 of the term facility bore interest at a rate of 8.0% plus a premium varying from 0% to 0.75%. An amount of $324,000 (CA$386,131) in 2004 of the term facility bore interest at a rate of 7.97% plus a

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

12—LONG-TERM DEBT (Continued)

premium varying from 0% to 0.75%. As of November 27, 2004, the effective interest rate on the outstanding borrowings under this facility was 7.4%.

(d)                A U.S. subsidiary of the Company entered into a $53,000,000 term loan agreement with a group of banks, as amended, of which an amount of $40,854,000 and $43,504,000 was outstanding at November 26, 2005 and November 27, 2004, respectively. On November 22, 2005, the term of the agreement was extended for one year through April 7, 2007 and the group of banks became one bank. The interest rate on the term loan is the bank’s prime rate, currently 7.0% (5.0% in 2004), plus a margin varying from 0.125% to 1.375% in both years, or LIBOR, currently 4.21% (2.21% in 2004), plus a margin varying from 1.375% to 2.625% in both years (actual rate 5.67% and 3.19% at November 26, 2005 and November 27, 2004 respectively). Monthly principal payments of $221,000 are due through April 7, 2007 with the balance of the loan of $37,321,000 due April 7, 2007. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 26, 2005. The term loan is collateralized by all assets of the U.S. subsidiary having a carrying value of $191,370,000.

As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% plus the applicable margin on borrowings of up to $20,000,000 through April 16, 2006. As of November 26, 2005, the interest rate on $20,000,000 ($30,000,000 in 2004) was 6.65% (6.65% in 2004) and the effective interest rate on the excess was 5.68% (2.94% in 2004).

(e)                 The loans from a major shareholder and a director bore interest at a Canadian bank’s prime rate, 4.25% in 2004, plus a premium of 0.75% and had no repayment terms. These loans were repaid during fiscal year 2005.

Aggregate maturities of long-term debt are as follows:

Fiscal years	$
2006	3,078
2007	38,633
2008	428
2009	428
2010	428
Thereafter	1,865

13—SHARE CAPITAL

Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in one or more series, the Board of Directors being authorized to fix the rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, and the number of shares constituting any series or the designation of such series, without further vote or action by

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

13—SHARE CAPITAL (Continued)

the shareholders. No preferred shares were outstanding as at the dates of, and for the period covered by, the financial statements.

Common shares

The Company is authorized to issue an unlimited number of common shares, entitled to one vote per share.

14—SHARE OPTION PLAN

On September 24, 1997, Novamerican’s Board of Directors adopted the Novamerican Steel Inc. 1997 Share Option Plan which provides for the grant of incentive stock options (ISOs) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options (NSOs) and Other Rights (collectively, Awards) to key employees and directors of the Company. Options will be exercisable in instalments pursuant to a vesting schedule during the period specified in each option agreement. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares). The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the common shares at the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other Awards will be at the discretion of the Compensation Committee. Stock Appreciation Rights (SARs) may be granted to Share Option Plan participants separately or in connection with ISOs and NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR. The Company has reserved 1,500,000 common shares for issuance under the Share Option Plan. Since its inception, 456,226 common shares have been issued under this plan.

On September 24, 1997, ISOs were granted to three executive officers of the Company to purchase 750,000 common shares at an exercise price equivalent to the initial public offering price of $14.00 per common share. One-fifth of the ISOs could be exercised at each anniversary date of the grant except for 300,000 ISOs of which 40% could be exercised after the second anniversary date only and 20% at each anniversary date thereafter. The Company has not issued any SARs as of November 26, 2005.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

14—SHARE OPTION PLAN (Continued)

A summary of stock option activity and related information for 2004 and 2005 follows:

	Shares	Weighted average exercise price
		$
Outstanding—November 29, 2003	750,000	14.00
Granted
Exercised	86,089	14.00
Forfeited
Outstanding—November 27, 2004	663,911	14.00
Granted
Exercised	370,137	14.00
Forfeited
Outstanding—November 26, 2005	293,774	14.00

	Shares	Weighted average exercise price
		$
Exercisable at end of year
2003	750,000	14.00
2004	663,911	14.00
2005	293,774	14.00

The remaining life of the options outstanding as of November 26, 2005, is 1 year and 11 months.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

15—RELATED PARTY TRANSACTIONS

The following transactions with related parties were concluded in the normal course of business and were measured at their respective exchange values, which are the amounts established and agreed to by the related parties:

	Years ended
	November 26,	November 27,	November 29,
	2005	2004	2003
	$	$	$
Processing revenue from joint ventures	183	377	111
Sales to joint ventures			249
Management fees from joint ventures	49	46	42
Processing charges paid to joint ventures	3,254	2,621	2,355
Purchases from joint ventures			50
Rental charges paid to companies controlled by a director	1,350	1,281	1,213
Rental charges paid to companies jointly controlled by a director	722	590	491
Freight charges paid to a company controlled by a director	7,458	6,643	5,283
Interest paid to a major shareholder	111	50	81
Interest paid to a director	43	6
Interest paid to an employee of a subsidiary	36	148	186

16—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Fair value of financial instruments

The fair value of financial instruments has been estimated using data which management considered the best available methodology deemed suitable for the pertinent category of financial instruments. The estimation methodologies are as follows:

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

•       Due to the lack of stated maturity of the loans from a major shareholder and a director, the Company is unable to determine their fair value;

•       The fair value of the interest rate swap agreement used for hedging purposes is estimated by obtaining quotes from the Company’s banker.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

16—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

Fair value of financial instruments:

	November 26, 2005		November 27, 2004
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Long-term debt	44,860	44,910	60,657	60,749
Long-term debt without repayment terms			964	964
Interest rate swap	71	71	741	741

The fair value of the long-term debt is determined without considering any additional repayments based on excess cash flow that may be required due to the difficulty of estimating any additional repayments.

The fair value of the interest rate swap represents the amount that would have been required to settle the contract as of November 26, 2005 had the contract been terminated. The notional amount of the swap is $20,000,000 ($30,000,000 in 2004) with an original term of five years expiring April 16, 2006. The Company intends to use the swap as a hedge of the related debt interest rate until it matures.

Financial instruments—Derivatives

A U.S. subsidiary of the Company uses an interest rate swap agreement to hedge its exposure to interest rate risk as required under the terms of the term loan agreement described in note 10(d). This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge. The Company formally documents all relations between the hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. In a cash flow hedge that is highly effective, the derivative is recognized on the balance sheet at its fair value with the offsetting amount recognized in accumulated other comprehensive income.

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

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

16—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

Exchange rate risk

Although the Company’s financial results are reported in U.S. dollars, a substantial portion of the Company’s revenues is received in, and its expenses are incurred in Canadian dollars. The Company from time to time utilizes forward exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars by certain of its Canadian subsidiaries. At November 26, 2005 and November 27, 2004, the Company had no such forward foreign currency contracts outstanding.

Interest rate risk

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Floating rate and non-interest bearing
Accounts receivable	Non-interest bearing: $122,921,000
Fixed rate: $17,132,000
Bank indebtedness	Floating rate
Accounts payable and accrued liabilities	Floating rate and non-interest bearing
Income and other taxes	Non-interest bearing
Long-term debt	Floating rate: $20,854,000
Fixed rate: $24,006,000

Concentration risk

The Company does not have a concentration of available sources of supply, labor, service or other rights that, if suddenly eliminated, could severely impact its operations.

The Company’s customer base is widely diversified and is involved in various industries. Therefore, the Company believes that no material concentrations of credit risk exist. To reduce credit risk, the Company performs evaluations of its customers’ creditworthiness and accordingly does not generally require collateral.

Commodity price risk

In the normal course of business, the Company is exposed to market risk or price fluctuations related to the purchase, production or sale of steel products. The Company’s market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollors, except share and per share data)

17—JOINT VENTURES

The Company holds a 60% equity interest and a 50% voting interest in a joint venture that processes carbon steel into tubing.

Effective June 30, 2003, the Company purchased the remaining 50% equity and voting interest in a joint venture it had with International Steel Group, Inc. The joint venture then became a wholly-owned subsidiary of the Company and its accounts were consolidated with the accounts of the Company from the time of its acquisition. Accordingly, the following combined condensed financial information for the year ended November 29, 2003, includes the results of this joint venture for the seven-month period ended June 30, 2003 only.

Combined condensed financial information of the joint ventures is summarized below:

	Twelve-month periods ended
	November 26, 2005	November 27, 2004	November 29, 2003
	$	$	$
Operations
Net sales	4,944	3,883	10,957
Operating income	1,147	519	959

	November 26, 2005	November 27, 2004
	$	$
Balance sheet
Assets
Current assets	1,728	1,416
Long-term receivable		2
Property, plant and equipment	2,018	2,403
	3,746	3,821
Liabilities
Current liabilities	404	329
Joint venture investment
Capital contributions	2,921	2,921
Undistributed earnings	330	502
Accumulated other comprehensive income	91	69
	3,746	3,821

18—contingencies

The Company is contingently liable under claims issued in the normal course of business and with respect to claims and litigation that arise from time to time. In the opinion of management, any uninsured liability, which may arise from such contingencies, would not have a material adverse effect on the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollors, except share and per share data)

19—commitments

The Company has entered into operating leases for certain facilities and equipment which expire at various dates until 2012.The following schedule outlines the future minimum rental payments under these commitments as at November 26, 2005:

$
2006	3,744
2007	2,821
2008	2,164
2009	1,536
2010	830
Thereafter	988
Total minimum payments	12,083

Rental expense under the operating leases amounted to approximately $4,079,000, $4,064,000 and $4,007,000 for the years ended November 26, 2005, November 27, 2004 and November 29, 2003, respectively.

20—retirement plan

A U.S. subsidiary makes available to substantially all of its employees a 401(k) plan. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. A percentage of such contribution, up to a certain limit, is matched by the employer. Investment elections are made at the discretion of the employees and the plan is administered by an independent third party. Costs incurred under the 401(k) plan amounted to approximately $552,000, $498,000 and $472,000 for the years ended November 26, 2005, November 27, 2004 and November 29, 2003, respectively.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollors, except share and per share data)

21—financial information by geographic area

The Company has established that it has one single reportable segment and that it does not need to provide additional information relating to segmented information in the financial statements.

	United States	Canada	Total
	$	$	$
2005
Net sales(a)
Domestic	344,354	456,473	800,827
Export	456	33,406	33,862
Total	344,810	489,879	834,689
Operating income	20,169	39,917	60,086
Depreciation	3,725	5,602	9,327
Long-lived assets	65,118	50,670	115,788
2004
Net sales(a)
Domestic	347,395	381,186	728,581
Export	1,700	38,346	40,046
Total	349,095	419,532	768,627
Operating income	58,168	59,719	117,887
Depreciation	3,702	4,384	8,086
Long-lived assets	68,036	51,061	119,097
2003
Net sales(a)
Domestic	224,236	258,348	482,584
Export	1,028	23,455	24,483
Total	225,264	281,803	507,067
Operating income	7,818	15,196	23,014
Depreciation	2,747	3,693	6,440
Long-lived assets	70,752	47,387	118,139

(a)                 Sales are attributed to countries based on location of external customer.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Novamerican Steel Inc.

We have audited in accordance with the standards of Public Company Accounting Oversight Board (United States) the Consolidated Financial Statements of Novamerican Steel Inc. and Subsidiaries referred to in our report dated December 16, 2005, which is included in the Annual Report for the year ended November 26, 2005 on Form 20-F. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a  whole. Schedule II, also included in the Annual Report, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated  in all material respects in relation to the basic financial Statements taken as a whole.

Chartered Accountants

Montréal, Canada
December 16, 2005

Schedule II

NOVAMERICAN STEEL INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
(in thousands of U.S. dollars)

Description	Balance at beginning of year	Additions charged to expenses	Deductions	Balance at end of year
	$	$	$	$
Allowance for doubtful accounts
Year ended November 26, 2005	3,622	1,585	1,808	3,399
Year ended November 27, 2004	1,950	3,638	1,966	3,622
Year ended November 29, 2003	1,656	1,619	1,325	1,950
Year ended November 30, 2002	1,267	1,529	1,140	1,656

ITEM 19            EXHIBITS

Exhibit No.		Description of Exhibit
1.1	(a)	Articles of incorporation.
1.2	(a)	By-laws.
2.1	(a)	Specimen of Certificate representing Common Shares.
4.1	(b)	1997 Share Option Plan.
4.2	(c)	Formation and Operating Agreement, dated February 2, 2000, of BethNova Tube, LLC.
4.3	(d)	Acquisition by 156499 Canada Inc. of the Minority Interest in Argo Steel Ltd.
4.4	(e)	$40,000,000 Revolving Credit Facility dated April 6, 2001.
4.5	(f)	$53,000,000 Term Loan Facility dated April 6, 2001.
4.6	(g)	Purchase Agreement dated June 30, 2003 between Novamerican Tube Holdings, Inc., as Purchaser and ISG Venture Inc., as Vendor.
4.7		First Amendment to $53,000,000 Term Loan Agreement.
4.8		Fourth Amendment to Revolving Credit Agreement.
8.1		Subsidiaries of the Company.
10.1		Consent of Raymond Chabot Grant Thornton.
11.1	(h)	Code of Business Conduct and Ethics.
12.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a)              Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A, filed on October 20, 1997.

(b)             Incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-8, filed on May 12, 1999.

(c)              Incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed on March 1, 2001.

(d)             Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed on February 26, 2003.

(e)              Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, filed on February 20, 2002.

(f)               Incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, filed on February 20, 2002.

(g)              Incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed on February 25, 2004.

(h)             Incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed on February 25, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report its behalf.

NOVAMERICAN STEEL INC. (Registrant)
Dated: February 22, 2006	By:	/s/ Christopher H. Pickwoad
Christopher H. Pickwoad
Executive Vice President and
Chief Financial Officer