Form 20-F/A
period 2005-11-26
NOVAMERICAN STEEL INC
filed 2006-03-24
CIK 1046687

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 26, 2005

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

EXPLANATORY NOTE

This Form 20-F/A is being filed by Novamerican Steel Inc. (the “Company”) as Amendment No. 1 to its Annual Report on Form 20-F filed on February 24, 2005 (the “Form 20-F”).  The purpose of this Amendment No. 1 is (i) to amend and restate the information under the sub-heading “Board Committees” in Item 6 in order to clarify the Company’s exemption from NASDAQ rules concerning the makeup of its nominating and compensation committees; and (ii) to amend and restate the information under the sub-heading “Major Shareholders” in Item 7 in order to correct the number of shares of the Company’s Common Stock held by Fidelity Management & Research Company.  This Form 20-F/A does not change the other disclosures set forth in the Form 20-F as originally filed and, except as expressly indicated herein, does not reflect events occurring after or provide information subsequent to, the original filing date of the Form 20-F.

STATEMENT ON FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information under the headings “Information on the Company,” “Operating and Financial Review and Prospects,” “Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Form 20-F Annual Report constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this document, the words “anticipate,” “expect,” “believe,” “estimate,” “project” and similar expressions are intended to identify forward-looking statements.  Such statements are subject to certain risks, uncertainties and assumptions, including those identified in the section captioned “Key Information – Risk Factors.”  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, believed, estimated or projected.  We undertake no obligation to publicly release, furnish or file the result of any revision to the forward-looking statements herein that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board Committees

To date, our board of directors has established three committees:

•  a Compensation Committee, which is currently comprised of Messrs D. Bryan Jones, John LeBoutillier and Alexander Adam, and whose purpose is to make recommendations concerning salaries and incentive compensation for executive officers and to administer our share option plan.  The Company is exempt from the Nasdaq Marketplace Rule 4350(c)(3) requirement that its Compensation Committee be comprised entirely of independent directors because the Company is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5) as a result of Mr. D. Bryan Jones’ beneficial ownership of more than 50% of the Company’s common shares;

•  an Audit Committee, which is currently comprised of Messrs John LeBoutillier, Alexander Adam and Robert Panet-Raymond, and whose purpose is to review our annual and quarterly results, our communications with shareholders, the scope of the audit and other services provided by our independent auditors and to recommend to the board the selection and remuneration of the auditors, and which operates in accordance with the terms of a charter that complies with the Nasdaq’s listing standards; and

•  a Nominating Committee, which is currently comprised of Messrs D. Bryan Jones, Christopher H. Pickwoad and John LeBoutillier, and whose purpose is to advise and make recommendations to the board of directors concerning the selection of candidates as nominees for directors.  The Company is exempt from the Nasdaq Marketplace Rule 4350(c)(4) requirement that its Nominating Committee be comprised entirely of independent directors because the Company is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5) as a result of Mr. D. Bryan Jones’ beneficial ownership of more than 50% of the Company’s common shares.

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

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage

D. Bryan Jones	5,675,426	(a)	54.3%
Scott B. Jones	1,385,282	(b)	13.3%
Fidelity Management & Research Company	1,250,000	(c)	12.3%

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

(c)                                  As of December 31, 2005, based solely on the most recent Schedule 13G/A filed by FMR Corp. et al. on February 14, 2006.

We believe that over 70% of our common shares are held in Canada and less than 30% of our common shares are held in the United States.  We estimate that we have 13 holders of record in Canada.

We are not aware of any arrangements at this time, the result of which may at a subsequent date result in a change in control.

ITEM 19  EXHIBITS

Exhibit No.	Description of Exhibit
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

NOVAMERICAN STEEL INC.

Dated: March 23, 2006	By:	/s/ Christopher H. Pickwoad
Christopher H. Pickwoad Chief Financial Officer and Executive Vice President