Form 20-F
period 2006-11-25
NOVAMERICAN STEEL INC
filed 2007-02-23
CIK 1046687

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 25, 2006

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

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 25, 2006.

10,450,000	Common Shares
-0-	Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act.

Yes ☐	No ☒

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

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

ITEM 2                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                   KEY INFORMATION

Selected Financial Data

The selected financial data presented below, other than references to tons sold and processed, have been derived from our consolidated financial statements for the five years ended November 25, 2006, which were audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants. The selected financial data presented below should be read in conjunction with, and are qualified in their entirety by the information contained under the heading  “Operating and Financial Review and Prospects,” the consolidated financial statements and the other financial information included elsewhere in this document. All financial data presented is expressed in U.S. dollars.

	Years Ended (a)
	Nov. 25, 2006	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Statement of Operations Data:
Net sales	$840,798	$834,689	$768,627	$507,067	$465,501
Cost of sales	655,659	664,134	543,503	400,825	351,229
Gross margin	185,139	170,555	225,124	106,242	114,272
Operating expenses	115,739	110,469	107,237	83,228	79,720
Operating income	69,400	60,086	117,887	23,014	34,552
Interest expense	1,139	3,892	4,886	5,144	5,062
Share in income of joint ventures	(743)	(720)	(312)	(545)	(708)
Income before income taxes	69,004	56,914	113,333	18,415	30,198
Income taxes	24,706	19,976	40,422	5,333	10,080
Net income	$44,298	$36,938	$72,911	$13,082	$20,118
Basic income per share (b)	$4.26	$3.70	$7.51	$1.35	$2.07
Diluted income per share (b)	$4.25	$3.58	$7.35	$1.35	$2.07
Weighted average number of common shares outstanding—Basic	10,391,891	9,993,337	9,707,270	9,700,000	9,700,000
Weighted average number of common shares outstanding—Diluted	10,450,000	10,319,629	9,921,725	9,700,000	9,700,000

	Years Ended (a)
	Nov. 25, 2006	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002
	(In thousands of U.S. dollars, except share and per share data, percentages and tons sold and processed)
Other Data:
EBITDA (c)	$80,840	$70,742	$126,879	$30,521	$41,488
Depreciation and amortization	$10,697	$9,936	$8,680	$6,962	$6,228
Capital expenditures	$22,581	$5,359	$9,056	$25,140	$13,512
Dividends paid	—	—	—	—	—
Gross margin	22.0%	20.4%	29.3%	21.0%	24.5%
Operating margin	8.3%	7.2%	15.3%	4.5%	7.4%
Tons sold and processed (unaudited):
Direct sales	887,000	925,000	926,000	878,000	881,000
Toll processing	862,000	1,009,000	901,000	794,000	737,000
	1,749,000	1,934,000	1,827,000	1,672,000	1,618,000

	Nov. 25, 2006	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002
	(In thousands of U.S. dollars)
Balance Sheet Data:
Current assets	$345,408	$321,208	$312,666	$189,709	$164,775
Current liabilities	121,911	106,803	132,435	101,603	77,970
Working capital	223,497	214,405	180,231	88,106	86,805
Total assets	469,047	441,583	436,667	312,656	271,705
Total debt	41,800	47,536	65,063	76,525	73,073
Net assets	328,546	276,959	230,708	145,715	119,867
Share capital	38,904	34,791	29,609	28,404	28,404

(a)              Our fiscal year end is the last Saturday of November. The fiscal years ended November 25, 2006, November 26, 2005, November 27, 2004 and November 29, 2003 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations.

(b)             Basic income per share is based upon the weighted average number of common shares outstanding and diluted income per share is based on the weighted average number of common shares outstanding plus the effects of dilutive stock options.

(c)              “EBITDA” is a non-GAAP financial measure calculated by adding to net income the amounts for income taxes, interest expense, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of  our results of operations. EBITDA may be useful to compare our results to those of other companies in the industry on the same basis. In addition, it is a measure commonly required by lenders in determining compliance with financial covenants. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of our performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

The following is a reconciliation of net income to EBITDA:

	Years Ended (1)
	Nov. 25, 2006	Nov. 26, 2005	Nov. 27, 2004	Nov. 29, 2003	Nov. 30, 2002
	(In thousands of U.S. dollars)
Net income	$44,298	$36,938	$72,911	$13,082	$20,118
Income taxes	24,706	19,976	40,422	5,333	10,080
Interest expense	1,139	3,892	4,866	5,144	5,062
Depreciation and amortization	10,697	9,936	8,680	6,962	6,228
EBITDA	$80,840	$70,742	$126,879	$30,521	$41,488

(1)            See (a) above.

Risk Factors

You should carefully consider the following risks and uncertainties which may have a material effect on our business, results of operations and financial condition.

The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could negatively impact the prices of our products, reduce our margins of profitability, and weaken our financial condition

The principal raw material used in our operations is flat rolled carbon steel which we typically purchase from steel producers. The steel industry as a whole is cyclical. At times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates.

As a steel service center, we generally maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historical buying practices, contracts with customers and market conditions. We generally purchase steel at prevailing market prices in effect at the time we place our orders. In recent years, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. This together with a number of additional factors, including the strength of the general economy, the increased consolidation of North American steel producers and the demands for steel from the Asian markets has affected the availability and prices of flat rolled carbon steel. When raw material prices are increasing, competitive conditions will influence how much of the steel price increase can be passed on by us to our customers. We may not be able to pass on these price increases to our customers in the future. When raw material prices are decreasing, we face the challenge of selling the inventory that we acquired at a relatively higher cost at the decreasing prices. Thus, decreases in raw material prices could result in lower sale prices and lower margins for our products.

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

Sales of our products for use in the automotive industry accounted for approximately 23.6% of our net sales in fiscal 2006 and approximately 26.5% of our net sales in fiscal 2005. Such sales include sales directly to the automobile manufacturers and to their component and parts suppliers, as well as to manufacturers supplying the automotive “after market” components and parts. The automobile industry experiences fluctuation in demand based on numerous factors such as general economic conditions and consumer confidence. The automobile industry is also subject, from time to time, to labor problems, which may result in reduced demand for our products during work stoppages.

We may not be able to grow our business in the future or to manage our expansion effectively

Historically, we have managed to grow our business internally and through acquisitions. In the future, we may not be able to identify and capture growth opportunities and therefore we may not be able to grow our business at the rate we did in the past, or at all. Any new facility or operation or any future acquisitions, if completed, may not be profitable.

In addition, the expansion of an existing facility or the construction of a new facility could hinder our results of operations due to the impact of start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions could result in unforeseen difficulties in integrating the acquired businesses with our existing business and could divert a disproportionate amount of management time and attention. The incurrence of additional indebtedness to pay for expansion costs or acquisition costs could harm our liquidity and financial stability. Moreover, any issuance by us of common shares to effect acquisitions could result in dilution to our shareholders. Although we evaluate, from time-to-time, potential acquisitions, we currently have no understandings, agreements or commitments to make any acquisitions.

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

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income

The nature of our business may expose us to environmental liability claims, even if such claims are without merit. One of our subsidiaries, American Steel and Aluminum Corporation, or American Steel, was named as one of 19 defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add additional defendants, aggregating to a total of 57 defendants. The plaintiffs claim that we are liable based upon alleged shipments to the site by American Steel, prior to its acquisition by us in 1996. The plaintiffs have identified over 100 potentially responsible parties, or PRPs. Additionally, the Environmental Protection Agency, or EPA, has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. We received, on or about April 25, 2003, an EPA claim letter seeking reimbursement of costs incurred and to be incurred at the site. American Steel responded to the claim by denying liability for the site. During 2006, American Steel and approximately 25 other defendants in the litigation entered into a settlement with the plaintiffs, with the approval of the EPA, resolving their alleged liability for all claims for past and future response and oversight costs in connection with the Remedial Investigation/Feasibility Study for the site. The litigation remains pending against the non-settling defendants. The settlement does not address future remediation costs, and we do not believe it is currently possible to estimate our share, if any, of such costs, should claims for their recovery be pursued against us. We believe that we have meritorious defenses against any such claims, and we intend to defend our position vigorously should they be pursued against us. However, we may not prevail in such event, and any significant loss could have an adverse effect on our financial results.

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

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy

The success of our business is dependent upon the management and leadership of D. Bryan Jones, our chairman and chief executive officer, Scott B. Jones, our president,  and certain other members of our senior management team. In addition, our decentralized corporate structure requires that each of our facility managers perform important management and leadership functions. The loss of any of these individuals or our inability to attract, retain and maintain additional personnel could adversely affect our ability to conduct, manage and grow our business. We may not be able to retain our existing senior management personnel or to attract additional qualified personnel.

Our business is highly competitive and increased competition could reduce our sales and profitability

The principal markets that we serve are highly competitive. We compete on a regional basis with steel service centers and, to a certain degree, with primary steel producers and intermediate steel processors. We have different competitors for each of our products and within each region that we serve. Certain of these competitors have financial and operating resources in excess of our financial and operating resources. Although we have been able to successfully compete in the past we may  not be able to continue to do so. Increased competition could harm our net sales and profitability in the future.

Our operations may be impacted by future labor negotiations or work stoppages

Certain of our employees at ten of our 22 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employee associations, representing in the aggregate, approximately 276 of our 1,062 employees. Our labor contracts expire on staggered dates. The  labor contract with the Teamsters covering 30 employees at one of our LaSalle facilities expired on December 1, 2006 and is currently being renegotiated. The labor contract with the United Steel Workers covering 11 employees at our Cumberland facility will expire in June 2007. The labor contract with the

Teamsters covering 22 employees at our Albany facility will expire in December 2007. Labor contracts with employee associations covering 17 employees at our Norwood facility and 34 employees at our Portland facility will expire in December 2007. Work stoppages could have a direct negative impact on our ability to conduct business, continue production, and on our results of operations.

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

If our customers, which are primarily North American manufacturing and industrial companies, relocate operations or outsource functions overseas, we could lose their business

Our customer base is located in the United States and Canada and consists primarily of manufacturing and industrial companies. We do not currently operate facilities outside of North America. Therefore, in the event our customers relocate their production operations or outsource particular functions overseas, we could lose their business, which could have an adverse effect on our results of operations and financial condition.

It may be difficult to trade our common shares

Although our common shares are registered under the Securities Exchange Act of 1934 and quoted on the Nasdaq Global Market, at times in the past, there has been a limited volume of trading of our common shares. Accordingly, investors may not be able to rapidly divest all or a portion of their common shares should they desire to do so.

The market price for our common shares may be volatile

At times in the past, there has been substantial volatility in the market price for our common shares. In addition, the market price of our common shares could fluctuate substantially in the future in response to a number of factors, including:

•       our results of operations or the results of operations of other companies in the steel processing industry;

•       changes in general conditions in the economy, the financial markets or the steel processing industry, including changes in the demand for steel;

•       changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•       announcements by us or our competitors of significant acquisitions or significant divestitures; and

•       increases in raw material costs and various other costs.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may result in a decrease of our share price regardless of our results of operations.

Future sales of our common shares could depress the market price of our common shares and diminish the value of your investment

Future sales of our common shares could result in a decrease of the prevailing market price of our common shares, especially if our existing shareholders were to sell a large number of their common shares, or if we were to issue a large number of our common shares. Moreover, the perception in the public market that our existing shareholders might sell additional common shares could depress the market for our common shares.

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

The staggered nature of our board of directors, as well as our articles of incorporation, could delay, deter or prevent a change of control

Our board of directors currently consists of seven members. Our articles of incorporation, or Articles, provide for our board of directors to be divided into three groups, with staggered three-year terms. As a result, only one group of directors will be elected at each annual meeting of our shareholders. Furthermore, our Articles authorize our board of directors to appoint, between annual meetings of shareholders, one or more additional directors who would hold office for a term expiring not later than the close of our following annual meeting of shareholders (unless such appointed directors are then elected as directors by our shareholders), provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of our shareholders.

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

ITEM 4   INFORMATION ON THE COMPANY

History and Development of the Company

Novamerican Steel Inc. was incorporated on April 4, 1997 under the Canada Business Corporations Act. Our registered office, principal place of business and principal executive offices are located at 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1. Our telephone number at our principal executive offices is (514) 335-6682.

Following our incorporation, a reorganization of the various operations wholly-owned or controlled by D. Bryan Jones, our chairman and chief executive officer, or Scott B. Jones, our  president and the son of D. Bryan Jones, occurred pursuant to which we became the holding company for two main operating groups: (i) our Canadian affiliates, consisting of Nova Steel Ltd., Nova Tube Inc., Cresswell Industries Inc. (formerly Cresswell Roll Forming Inc.), Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited Partnership; and (ii) our U.S. affiliates, consisting of American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC.

Nova Steel Ltd. was established as a processor of hot-rolled carbon steel in 1979. In 1983, Nova Steel Ltd. acquired and installed its first tube mill in Montréal. In 1987, this operation became Nova Steel Ltd.’s (60%) contribution to a joint venture, Delta Tube and Company, Limited Partnership, for the toll rolling of tubing, with Ispat Sidbec Inc. (now Mittal Canada Inc.) (40%). In 1985, the majority of the shares of Cresswell Roll Forming Inc. (now Cresswell Industries Inc.), a roll forming, stamping and manufacturing business in Québec, were acquired. In 1989, Argo Steel Ltd., a processor of hot-rolled, cold-rolled and galvanized steel products was established in Montréal with a 50.9% interest at the time. This expansion was followed in October 1991 with the establishment of Metco Steel Inc. (now part of Nova Steel Ltd.), as a processor of carbon steel plate and plate coil in our LaSalle facility.

In July 1991, Nova Tube Inc. acquired a tube mill operation in Baie d’Urfé, Québec and, in May 1996, Nova Tube Ontario Inc. was established with the installation of a tube mill in Mississauga, Ontario specifically designed to meet the needs of high pressure hydroforming for the automotive industry.

American Steel, which was founded in 1962 and which we acquired in August 1996, through our U.S. holding company, Integrated Steel Industries, Inc., operates in nine locations in the Northeastern and Mid-Atlantic United States. American Steel is a distributor of steel, aluminum and stainless steel products including hot and cold-rolled carbon steel, aluminum, stainless steel, alloy and coated products in sheet, coil, bar, shapes, tubular and plate forms.

On November 7, 1997, we completed our initial public offering of 2,200,000 shares of our common stock and, at such time, our shares of common stock were listed on Nasdaq where they continue to trade under the symbol, “TONS.”

During 1998, we also built a processing facility in Stoney Creek, Ontario, Nova Steel Processing Centre Ltd., and installed a 400,000 ton per year pickling line together with a 200,000 ton per year slitting line. Both the pickling line and the slitting line were commissioned and went into full production during the first quarter of 1999. A second slitting line was installed in 2000 and has been in full production since 2001.

During 2000, Novamerican Tube Holdings, Inc., a wholly-owned subsidiary of Integrated Steel Industries, Inc., formed a joint venture with Bethlehem Steel Corporation, or Bethlehem, under the corporate name BethNova Tube, LLC, or BethNova, to produce steel tubing for use in hydroforming of automobile and truck components. This state-of-the-art tube manufacturing facility in Jeffersonville, IN was completed in 2001 and began ramping up production in the fourth quarter of that same year. The bulk of the tube production at this facility is dedicated to Dana Corporation, a major automotive parts supplier, which had, at that time, built a hydroforming plant near Elizabethtown, KY. On October 15, 2001, Bethlehem filed for protection under Chapter 11 of the United States Bankruptcy Code and on February 6, 2003, sold substantially all of its assets, including its interest in the joint venture, to International Steel Group, Inc. In June 2003, we purchased International Steel Group Inc.’s  50% interest in the BethNova joint venture for $4,100,000, and renamed the now wholly-owned subsidiary, Nova Tube Indiana, LLC.

In November 2000, we built a new tubing facility, operated by Nova Tube and Steel, Inc. in Morrisville, PA. The structural tube mill began production in November 2000 and is capable of producing hollow structural sections, or HSS, up to 6” x 6” x 3/8”. The heavy gauge slitter and cut-to-length line were completed in November 2001 and went into full production in 2002.

In 2002, through a subsidiary, we acquired all of the minority interest in Argo Steel Ltd.

During 2002, the premises leased by Nova Tube Ontario Inc. in Mississauga, Ontario were expanded by 40,000 square feet which enabled us to install additional equipment to increase capacity at this facility.

At the end of 2004, we completed the construction of a 160,000 square foot facility in LaSalle (Montréal), Québec. This manufacturing and processing facility includes an in-line temper mill and cut-to-length line and became operational in early 2005. This plant replaced the Nova Steel facility in Dorval, Québec and one of our facilities at Lachine, Québec. The mill includes a rotary shear for continuous operation and precision cut-to-length tolerances, and is capable of leveling and temper-rolling 40 ton coils up to ½” thick by 72” wide. The temper mill is also capable of processing coils up to 80,000 tons minimum yield and creating elongations of up to 3%. The mill and cut-to-length line join our ½” x 72” wide slitter that has been operating since our second quarter of fiscal 2004. In addition to these pieces of equipment, we upgraded, rebuilt and transferred two existing lines, a ¼” x 60” slitter and a ¼” x 72” cut-to-length line, to bring the total number of lines at the LaSalle facility to four, with the result that the facility has an annual slitting and leveling capacity of over 400,000 tons.  The cost of this project was approximately $20.2 million, which was financed by a combination of new debt for the land and building and internal sources of funds.

The facility in LaSalle was built to reorganize and restructure three of our facilities. While historically all three facilities processed and sold hot-rolled coil and plate, now only the LaSalle facility undertakes these operations. The LaSalle facility has taken the place of two of the previous three operating locations. By consolidating these operations into one facility, we were able to achieve improved inventory management of hot-rolled products, and capacity increases, production improvements and reduced manpower requirements from the upgraded equipment. Furthermore, since the LaSalle facility is located next to our Delta Tube operation, we were also able to achieve quicker transfer of slit coils to the tube mill and less transport equipment. We believe these operating efficiencies, equipment, and administrative and logistical advantages will continue to result in significant cost savings as the production levels at this facility continue to increase.

During the fourth quarter of 2006, we announced the installation of a new pipe finishing facility at the Nova Tube and Steel, Inc. operation in Morrisville, PA. The new in-line capacity will add 50,000 tons of finished pipe on the existing 7” structural tube mill. The anticipated cost of this project is approximately $8.5 million of which $0.1 million has been incurred through February 22, 2007. This project will be financed from internal sources of funds.

During the first quarter of 2007, we began consolidating the Brampton steel slitting and blanking operation, acquired in December 1998 by Argo Steel Ltd., with the Dorval facility operation. We expect to complete this consolidation by the end of the second quarter 2007.

Business Overview

We are a well-established steel service center, processor and tubing manufacturer. We operate from 11 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and from 11 locations in the Canadian provinces of Québec and Ontario. Since inception, we have grown our business internally through identifying and capturing niche opportunities in steel manufacturing and processing, and through selective acquisitions. This has enabled us to become a multi-facility, multi-process provider of value-added services in several processing and geographic niches. For example, based on our knowledge of the industry, we believe that we are one of three producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We have also installed an in-line temper mill in our LaSalle, Québec facility, which we believe makes us the only independent provider of this high-precision service in Canada.

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

In fiscal 2006, we had net sales of $840.8 million, operating income of $69.4 million and net income of $44.3 million. Since our initial public offering in 1997, our total tons sold and processed have grown from 829,000 tons in 1997 to 1,749,000 tons in 2006, which represents a compound annual growth rate of 8.7% and our shareholders equity has grown from $60.8 million in 1997, to $328.5 million in 2006, which represents a compound annual growth rate of 20.6%.

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

•       Stoney Creek, Ontario (1999): This facility contains what we believe is one of only two independent pickling operations in Canada. As compared to pickling operations owned by steel mills, we believe that we generally operate with a lower cost structure. This enables us to handle customer orders in quantities smaller than those which would be economical for integrated steel producers. We began commercial production at this facility in February 1999, nine months after breaking ground. In fiscal 2006, we processed approximately 575,000 tons through the pickling line, which is approximately 35% higher than the manufacturer’s annual rated capacity of 425,000 tons for this line.

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

•       LaSalle, Québec (2004): This facility includes temper-rolling equipment, as well as slitting and cut-to-length equipment to consolidate certain of our operations and to achieve cost efficiencies.

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

•       Long-standing supplier relationships. As a large purchaser of steel, we have developed long-standing relationships with certain primary producers of steel in the United States, Canada and abroad. We believe that these relationships, together with our volume of purchases, enhance our ability to obtain quality steel at competitive prices and on a timely basis even during periods of tight supply.

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

•       plate burning: the process of cutting steel, typically in excess of one inch thick, into specific shapes and sizes; and

•       temper-rolling: an in-line process that improves the surface finish and flatness of cut-to-length sheet and plate and that eliminates coil memory or springback.

A distinctive aspect of our company is our focus on pickling and tubing operations:

•       pickling is an in-line process for cleaning hot-rolled steel coils of rust, scale and dirt. Currently, we believe that we  are one of only two independent picklers in Canada; and

•       tubing is a process by which flat rolled coils are formed into circular, oval, square or rectangular shapes and the seams are electric resistance welded.

•       Our tubing operations are presently structured as follows:

•        five mills, of which three are located in Canada and two are located in the United States;

•        a majority of our tube production is HSS tubing; and

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

Sales and Marketing

Each of our sales and distribution operations maintains its own sales and marketing staff to serve the specific local needs of our customers. Our combined sales force consists of 120 salaried inside and outside sales representatives of which 22 are commissioned representatives. Our sales efforts are focused primarily on direct customer contact. We believe that management selling is essential to our sales and marketing success. Consequently, our managers and product managers, as well as our president and our various vice presidents are all active in external sales. We feel that our commitment to quality, service and just-in-time delivery has enhanced our ability to build and maintain strong customer relationships.

Customers and Distribution

In fiscal 2006, we processed steel for sale to approximately 6,200 customers. Our diversified customer and geographic base serves to reduce our exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2006, our top 20 customers accounted for less than 31.5% of total net sales and no single customer accounted for more than 7.3% of total net sales. Our major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, railway cars, ship building material, construction and heavy equipment and agricultural equipment. Our sales to automobile manufacturers and their suppliers combined with our sales to manufacturers supplying the automotive “after market” components and parts in fiscal 2006 accounted for approximately 23.6% of total net sales and our sales to other steel service centers accounted for approximately 18.6% of total net sales.

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

The following table sets forth the net sales of our Canadian and U.S. affiliates for the past three fiscal years:

	Nov. 25, 2006	Nov. 26, 2005	Nov. 27, 2004
	(In thousands of U.S. dollars)
Canadian affiliates	$481,278	$489,879	$419,532
U.S. affiliates	359,520	344,810	349,095
	$840,798	$834,689	$768,627

Due to the impact of seasons and climate in the regions we predominantly serve, demand for certain of our products may fluctuate during the winter months.

Management Information Systems

We maintain management information systems, including bar coding systems, which monitor and allocate inventory among our operations. In particular, the inventory system at American Steel provides information to all sales and management personnel on a real time basis which enables them to offer a wide range of products to their customers on a timely basis without the need to maintain an inventory of the full product line at all locations. Furthermore, our systems generally provide information with respect to the buying patterns of our customers. Most of our systems have been developed specifically for the management of our particular operations, such as our processing and tubing operations. We have designed our systems to provide us with the ability to adapt quickly to our customers’ needs. We actively pursue opportunities to streamline the cost and time associated with customer and supplier communications, including electronic data interchange. We are also constantly making improvements to our systems to ensure maximum efficiency, security and scalability for our future needs.

Quality Standards

Our quality control systems establish controls and procedures covering all aspects of our products from the time the material is ordered by us through its receipt, production and shipment to our customers. These controls and procedures encompass periodic supplier audits, inspection criteria, traceability and certification. From time to time, we have successfully undergone quality audits by certain of our larger customers. To date, 12 of Nova’s facilities and American Steel’s Auburn, Massachusetts facility have obtained ISO 9001:2000 certification, a universal industrial quality control standard set by the International Organization for Standardization. Furthermore, two of our facilities are TS16949 certified, the quality standard established for the automotive industry. Our remaining facilities are seeking ISO certification.

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

Environmental

Our facilities are subject to comprehensive and frequently changing federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment, including those related to air emissions, wastewater discharges, treatment, storage and disposal of hazardous substances and other materials and wastes, occupational health and safety, and in general, the emissions of pollutants into the environment. Nova Steel Processing Centre Ltd., our facility located in Stoney Creek, ON, has obtained ISO 14000 certification.

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

Our subsidiary American Steel was named as one of 19 defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI, which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add additional defendants, aggregating to a total of 57 defendants. The plaintiffs claim that we are liable based upon alleged shipments to the site by American Steel, prior to its acquisition by us in 1996. The plaintiffs have identified over 100 potentially responsible parties, or PRPs, and the Environmental Protection Agency, or EPA, has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. We received, on or about April 25, 2003, an EPA claim letter seeking reimbursement of costs incurred and to be incurred at the site. American Steel responded to the claim by denying liability for the site. During 2006 American Steel and approximately twenty-five other defendants in the litigation entered into a settlement with the plaintiffs, with the approval of the EPA, resolving their alleged liability for all claims for past and future response and oversight costs in connection with the Remedial Investigation/Feasibility Study for the site. The litigation remains pending against the non-settling defendants. The settlement does not address future remediation costs, and we do not believe it is currently possible to estimate our share, if any, of such costs, should claims for their recovery be pursued against us. We believe that we have meritorious defenses against any such claims, and we intend to defend our position vigorously should they be pursued against us. However, we may not prevail in such event, and any significant loss could have an adverse effect on our financial results.

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

Organizational Structure

We are the holding company for two main operating groups: (i) our Canadian affiliates, consisting of Nova Steel Ltd., Nova Tube Inc., Cresswell Industries Inc (formerly Cresswell Roll Forming Inc.), Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited; and (ii) our U.S. affiliates, consisting of American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC.

The following chart illustrates the organization of our subsidiaries and their country of organization:

Property, Plants and Equipment

The following chart describes each of our Canadian operations:

Subsidiary/Location	Description of Operations and Products		Title
Nova Steel Ltd./	• 160,000 sq. ft	• Hot-rolled, hot-rolled pickled and	Owned
LaSalle, Québec	• Temper mill	oiled and tubing
• Two cut-to-length lines
• Two slitting lines
Nova Steel Ltd./	• 49,100 sq. ft	• Hot-rolled, hot-rolled pickled and	Leased to
Cambridge, Ontario	• Two slitting lines	oiled, cold-rolled and coated slit coils	Nov. 30, 2009 *
Delta Tube and Company,	• 100,000 sq. ft	• Toll rolling of HSS tubing for Nova	Owned
Limited Partnership/	• HSS tube mill, up to	and pipe for Mittal Canada Inc.
LaSalle, Québec	5” x 5” x 1/4”
(60% Owned)
Nova Tube Inc./	• 47,100 sq. ft	• Toll rolling of tubing for Nova for	Leased to
Baie d’Urfé, Québec	• Hot-rolled tube mill up to 3” O.D.	the structural market	May 31, 2008 *
Nova Tube Ontario Inc./	• 90,000 sq. ft	• High quality mechanical tubing	Leased to
Mississauga, Ontario	• Cold-rolled tube mill	targeting hydroformed automobile	April 30, 2007 *
	up to 4” O.D.	components and other automotive
and general manufacturing applications
Nova Steel Processing	• 171,000 sq. ft	• Pickling and slitting of coils on a	Owned
Centre Ltd./	• Pickling line	toll rolling basis
Stoney Creek, Ontario	• Two slitting lines
Argo Steel Ltd./	• 75,500 sq. ft	• Hot-rolled, cold-rolled and	Leased to
Dorval, Québec	• Slitting line	galvanized products for general	Nov. 30, 2011 *
	• Two precision multi-blanking cut-to-length lines	manufacturing applications
Cresswell Industries Inc./	• 71,600 sq. ft	• Variety of sophisticated roll	Owned
Granby, Québec	• 15 roll forming lines	formed sections on customer
	• Seven punch presses	demand
• Stamping and
manufacturing
• In-line welding
Cresswell Industries Inc./	• 72,500 sq. ft	• Pallet racking	Owned
Granby, Québec	• Electrostatic powder
coating
Cresswell Industries Inc./	• 118,300 sq. ft	• Front loader buckets	Leased to
St. Hubert, Québec	• Manufacturing		Dec. 31, 2011 *
Cresswell Industries Inc./	• 19,322 sq. ft	• Hardwood flooring nails, nailers	Leased to
Shawinigan, Québec	• Five punch presses	and accessories	Feb. 28, 2009
• Stamping
• Assembly

*                     Indicates a facility leased from a related party. See “Major Shareholders and Related Party Transactions.”

The following chart describes our two tubing facilities in the United States:

Subsidiary/Location	Description of Operations and Products		Title
Nova Tube and Steel, Inc./	• 163,300 sq. ft	• Hot-rolled HSS tubing up	Owned
Morrisville, PA	• HSS tube mill up to 6” x 6” x 3/8”	to 6” square
	• Heavy gauge slitter	• Hot-rolled sheet and plate
	• Heavy gauge cut-to-length line	coil
Nova Tube Indiana, LLC/	• 108,000 sq. ft	• High quality mechanical	Owned
Jeffersonville, IN	• Mechanical tube mill up to 7” O.D.	tubing targeting
hydroformed automobile
and truck frame
components

The following chart describes each of our other nine operations in the United States:

Subsidiary/Location	Description of Operations and Products		Title
American Steel/	• 40,000 sq. ft	• All carbon steel products	Owned
Albany, NY	• Shearing	and galvanized sheet
	• Bar sawing	• Stainless steel and
aluminum products
• Tubing and pipe
American Steel/	• 45,000 sq. ft	• All carbon steel products	Owned
Ashland, VA	• Shearing	and galvanized sheet
	• Bar sawing	• Stainless steel and aluminum products
• Tubing and pipe
American Steel/	• 105,000 sq. ft	• Supplier of cold-rolled	Owned
Auburn, MA	• Four slitting lines	and high carbon strip steel
	• Leveling and cut-to-length line	• Processing of coated
	• Blanking line	sheets and bright finished
materials
• Processing of cold-rolled, galvanized, aluminum and stainless coils to supply sheets to all our divisions
American Steel/	• 49,000 sq. ft	• All carbon steel products	Owned
Cumberland, RI	• Shearing	and galvanized sheet
	• Bar sawing	• Stainless steel and aluminum products
• Tubing and pipe
American Steel/	• 104,000 sq. ft	• All carbon steel products	Owned
Harrisburg, PA	• Shearing	and galvanized sheet
	• Bar sawing	• Stainless steel and
aluminum products
• Tubing and pipe
American Steel/	• 36,000 sq. ft	• All carbon steel products	Owned
Hartford, CT	• Shearing	and galvanized sheet
	• Bar sawing	• Stainless steel and
aluminum products
• Tubing and pipe

Subsidiary/Location	Description of Operations and Products		Title
American Steel/	• 55,000 sq. ft	• All carbon steel products	Owned
Norwood, MA	• Shearing	and galvanized sheet
	• Bar sawing	• Stainless steel and
aluminum products
• Tubing and pipe
American Steel/	• 59,000 sq. ft	• All carbon steel products	Owned
Portland, ME	• Shearing	and galvanized sheet
	• Bar sawing	• Stainless steel and
aluminum products
• Tubing and pipe
American Steel/	• 53,000 sq. ft	• All carbon steel products	Owned
Syracuse, NY	• Shearing	and galvanized sheet
	• Bar sawing	• Stainless steel and
aluminum products
• Tubing and pipe

Each of the above facilities is fully utilized.

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

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

We have grown our business internally and through acquisitions to become a multi-facility, multi-process steel service center. We have achieved additional growth through developing value-added services in processing and geographic niches. We are one of three producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We also have installed an in-line temper mill, which makes us the only independent provider of this high-precision service in Canada. We have been profitable in each year since we commenced operations in 1979, except for a loss of less than $200,000 in 1990. Our total tons sold and processed and our shareholders’ equity has grown from 1997 to 2006 at a compound annual rate of 8.7% and 20.6%, respectively.

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

Our accounts receivable, as recorded on our balance sheet, typically reflect invoices which are dated within three months prior to, and which are unpaid at, the date of the balance sheet. The amount of our accounts receivable as recorded on our balance sheet will therefore reflect the recent increasing or decreasing trends in selling prices as well as in sales volumes. Similarly, our inventories, which we seek to turn as frequently as possible and which we report on a first-in first-out basis, will reflect recent inventory replacement costs. As our inventory replacement costs increase or decrease, based on similar inventory volumes, our inventories as recorded on our balance sheet will increase or decrease accordingly. Our inventories at year end will reflect the current pricing for steel, whereas net sales for the year reflect pricing through the full 12 month period. Where there is a period during which steel prices rise, based on similar volumes, inventories tend to increase at a greater rate than sales. Similarly where this is a period during which steel prices decrease, based on similar volumes, inventories tend to decrease at a greater rate than sales.

While the steel service center industry is largely a regional business, it can be affected by the broader industrial markets. We believe that the gains in hot-rolled steel prices which have been achieved since 2004 are sustainable due to the significantly higher cost of inputs used in the production of steel such as scrap, iron ore, coke and energy—prices of which have all increased due to robust global demand. Furthermore, global consolidation at the steel producer’s level is contributing to better control over the production of steel relative to the demand for steel, which in turn should lead to more price stability. See “Risk Factors—The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results,” and “Risk Factors—Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from one or more of these industries could result in lower operating income and profitability.”

In the past few years and continuing into 2007, we have noticed a trend of consolidation of steel producers, a trend which we believe will continue in the North American and global markets. We believe that this type of consolidation will have the effect of stabilizing pricing in the industry. We also believe that the increasing demands for steel from the Asian markets, particularly China, will continue to influence steel prices.

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

Significant short-term increases in prices can have, depending upon economic conditions, a dampening effect on demand. In the future, we may not be able to pass on these price increases to our customers, which could have a material adverse effect on our business, results of operations and financial condition in one or more future reporting periods.

Selected Results of Operations

We have set forth in the following table for each of the periods presented certain statement of operations data expressed as a percentage of net sales.

	Years Ended
	November 25, 2006	November 2, 2005	November 27, 2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	78.0	79.6	70.7
Gross margin	22.0	20.4	29.3
Operating expenses	13.8	13.2	13.9
Operating income	8.2	7.2	15.4
Interest expense	0.1	0.5	0.6
Share in income of a joint venture	(0.1)	(0.1)	(0.0)
Income before income taxes	8.2	6.8	14.8
Income taxes	2.9	2.4	5.3
Net income	5.3%	4.4%	9.5%

Fiscal 2006 Compared to Fiscal 2005

In fiscal 2006, our net sales increased by $6.1 million, or 0.7%, to $840.8 million, compared with $834.7 million in fiscal 2005.  Our tons sold and processed decreased by 9.5% to 1,749,000 tons in 2006 from 1,934,000 tons in fiscal 2005. Our tons sold and processed in 2006 include 887,000 tons from direct sales and 862,000 tons from toll processing, compared with 925,000 tons from direct sales and 1,009,000 tons from toll processing in 2005.  The change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the net sales of our Canadian subsidiaries on the consolidated financial statements for our fiscal year 2006 had a positive impact of approximately 3.9% on our net sales which represents an amount of $32.8 million.

Our gross margin increased from $170.6 million to $185.1 million in fiscal 2006, and as a percentage of net sales from 20.4% in fiscal 2005 to 22.0% in fiscal 2006.

Our operating costs as a percentage of net sales increased to 13.8% of sales from 13.2% in fiscal 2005. The increase in percentage was attributable to our higher net sales. In absolute dollars, our operating expenses increased by $5.3 million. However, the impact of the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the operating expenses of our Canadian subsidiaries on the consolidated financial statements for the fiscal 2006 amounts to approximately $4.8 million.

In fiscal 2006, our interest expense decreased by $2.8 million, or 71.7%, to $1.1 million compared with $3.9 million in fiscal 2005. During fiscal 2006 we reduced our overall interest bearing debt, which was offset by increases in the prime rates of Canadian banks during the year.

Income before income taxes increased by $12.1 million, or 21.2%, to $69.0 million, from $56.9 million in fiscal 2005.

Our income taxes in fiscal 2006 were $24.7 million and represent 35.8% of our income before taxes, compared to $20.0 million, representing 35.1% of our income taxes in 2005.

Fiscal 2005 Compared to Fiscal 2004

In fiscal 2005, our net sales increased by $66.1 million, or 8.6%, to $834.7 million, compared with $768.6 million in fiscal 2004. During the first half of fiscal 2005, the North American steel industry experienced a period of reducing prices as the steel market reacted to excess inventories and an increase in imports. By the end of our third quarter, with inventories throughout the industry in general at much lower levels, this downward trend in prices was reversed and there was evidence of improving shipments and margins. Our tons sold and processed increased by 5.9% to 1,922,000 tons in 2005 from 1,815,000 tons in fiscal 2004. Our tons sold and processed in 2005 include 913,000 tons from direct sales and 1,009,000 tons from toll processing, compared with 914,000 tons from direct sales and 901,000 tons from toll processing in 2004.  The change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the net sales of our Canadian subsidiaries on the consolidated financial statements for our fiscal year 2005 had a positive impact of approximately 4.3% on our net sales, which represents an amount of $35.6 million.

We believe that any comparison between fiscal 2005 and 2004 should be made in light of certain exceptional factors which impacted steel pricing in 2004, notably the rapid increase in North American and world steel prices brought about by significant demand from China, significant increases in the costs of raw materials to the steel producers, and the consolidation of a number of North American producers which in turn lead to the introduction of surcharges for the duration of 2004. We believe also that, as the steel market adjusted to these factors during fiscal 2005, steel prices adjusted to more sustainable levels than those experienced in fiscal 2004. Our margins in fiscal 2005 reflect  the impact of moving from the exceptional circumstances experienced in 2004 to these new pricing levels. Due to the costs of raw materials to steel producers throughout the world, we do not expect that pricing will return to the lower levels experienced in years prior to 2004. Our gross margin decreased from $225.1 million to $170.6 million in fiscal 2005, and as a percentage of net sales from 29.3% in fiscal 2004 to 20.4% in fiscal 2005.

Our operating costs as a percentage of net sales decreased to 13.2% of sales from 13.9% in fiscal 2004. The decrease in percentage was attributable to our higher net sales. In absolute dollars our operating expenses increased by $3.2 million. However, the impact of the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the operating expenses of our Canadian subsidiaries on the consolidated financial statements for the fiscal 2005 amounts to approximately $4.9 million.

In fiscal 2005, our interest expense decreased by $1.0 million, or 20.0%, to $3.9 million, compared with $4.9 million in fiscal 2004. During fiscal 2005 we reduced our overall interest bearing debt, which was offset by increases in the prime rates of Canadian banks during the year.

Income before income taxes decreased by $56.4 million, or 49.8%, to $56.9 million, from $113.3 million in fiscal 2004.

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

Furthermore, our tons sold and processed increased by 9.1% to 1,815,000 tons in 2004 from 1,664,000 tons in fiscal 2003. Our tons sold and processed in 2004 include 914,000 tons from direct sales and 901,000 tons from toll processing, compared with 870,000 tons from direct sales and 794,000 tons from toll processing in fiscal 2003.

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

We generated net cash from our operating activities for fiscal 2004, 2005 and 2006 in the amounts of $17.8 million, $69.6 million and $15.4 million, respectively. These variations are attributable mainly to fluctuations in our overall accounts receivable and inventory levels which reflected the then existing market conditions. During 2006, the gain on disposal of property, plant and equipment resulted primarily due to the trade-in of the corporate aircraft.

In fiscal 2004, 2005 and 2006 the amounts of net cash we used for investing activities were $4.5 million, $20.9 million and $30.9 million, respectively. During 2006, the cash we used for investing activities consisted primarily of $20.2 million net for a short term investment loan in a U.S. corporation which was fully guaranteed by a Canadian bank and has been fully repaid with interest, and additions to property, plant and equipment of $11.7 million net.

Our net cash used for financing activities for fiscal 2004, 2005 and 2006 was $13.7 million, $13.1 million and $1.8 million, respectively. These differences are mainly due to fluctuations in our working capital items and repayment of long-term debt.

We believe that funds available under our credit facilities together with the funds from our operations will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital requirements and capital expenditure requirements over the next 24 months. Our capital requirements are subject to change as business conditions warrant and opportunities arise. We anticipate spending approximately $8.5 million on certain projects in the current fiscal year. In connection with our internal and external expansion strategies, we may, from time to time, seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to our customers’ demands. We plan to refinance our U.S. revolving credit agreement in the normal course when it becomes due in April 2007. On December 7, 2006, we repaid the amount outstanding under the $53.0 million term loan agreement.

At November 25, 2006, our revolving credit facilities consisted of the following:

•       a revolving credit agreement entered into during 2001 by one of our U.S. wholly-owned subsidiaries with a group of U.S. banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006. On November 22, 2005, the term of the agreement was extended for one year through April 7, 2007 and the group of banks became one bank.  At November 25, 2006, there was an amount of $39.0 million in available borrowings, of which there were no outstanding balance under this agreement. The interest rate on borrowings under the credit agreement is the bank’s prime rate, 8.25% at November 25, 2006, plus a margin varying from 0.0% to 1.25%, or LIBOR, 5.32% at November 25, 2006, plus a margin of 1.25%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 25, 2006. Borrowings are collateralized by all assets of the U.S. subsidiary having a carrying value of $208.1 million; and

•       various demand revolving credit facilities entered into by certain of our Canadian subsidiaries with certain Canadian banks, each of which are renegotiated on an annual basis and are available by either prime rate loans or bankers’ acceptances, bearing interest at the lenders’ prime rate, 6.0% at November 25, 2006, or bankers’ acceptance rates, respectively, plus a premium varying from 0.0% to 0.5% (actual rate 6.25% at November 25, 2006). At November 25, 2006, the Canadian subsidiaries had approximately $43.8 million of revolving credit facilities of which approximately $43.1 million was available. Our outstanding borrowings under the Canadian credit facilities were approximately $0.5 million and were incurred in connection with working capital requirements arising in the ordinary course of business. Each of these credit facilities is secured by inventories, movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets of each of the entities which is a borrower under its respective revolving credit agreement.

There are no cross collateralizations among the various Canadian credit facilities or between the Canadian credit facilities and the U.S. credit facility.

At November 25, 2006, our long-term debt consisted of the following:

•       a mortgage loan amounting to $3.1 million, bearing interest at a rate of 5.75%, maturing on October 22, 2018, repayable in monthly capital installments of $0.04 million, secured by a first priority hypothec (or mortgage) on the land and building of one of our wholly-owned Canadian subsidiaries, having a carrying value of $8.6 million  November 25, 2006, and an annual prepayment option of 15% of the outstanding loan balance each year;

•       a $53.0 million term loan agreement entered into during 2001 by one of our wholly-owned U.S. subsidiaries with a group of U.S. banks maturing on April 7, 2006, of which $38.2 million was outstanding at November 25, 2006. On November 22, 2005, the term of the agreement was extended for one year through April 7, 2007 and the group of banks became one bank. The interest rate on the term loan is the bank’s prime rate, 8.25% at November 25, 2006, plus a margin varying from 0.125% to 1.375%, or LIBOR, 5.32% at November 26, 2005, plus a margin varying from 1.375% to 2.625% (actual rate 6.79% at November 25, 2006). Monthly principal payments of $0.2 million are due through April 7, 2007 with the balance of the loan of $37.3 million due April 7, 2007. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 25, 2006. The term loan is collateralized by assets of that U.S. subsidiary having a carrying value of $208.1 million. As required by the term loan agreement, the U.S. subsidiary entered into an interest rate swap agreement in April 2001 to fix the interest rate at 5.27% plus the applicable margin on borrowings up to $20.0 million through April 18, 2006. On December 7, 2006, we repaid all amounts due under the $53.0 million term loan agreement.

Our credit facilities contain various restrictive covenants which require us to maintain minimum net worth levels, certain financial ratios and limitations on dividends and capital expenditures. As at November 25, 2006, we were in compliance with all such restrictive covenants. Our credit facilities restrict our ability to receive dividends and interest from our subsidiaries.

As of November 25, 2006, a Canadian bank had issued guarantees and letters of credit amounting to approximately $0.2 million to our Canadian subsidiaries.

Off-balance Sheet Arrangements

As of, and for the year ended, November 25, 2006, we had no off-balance sheet arrangements that had, or are reasonably likely to have, a material current or future effect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

The following table summarizes the payments due under our debt and other contractual obligations as of November 25, 2006:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of U.S. dollars)
Long-term debt	$41,287	$38,642	$876	$876	$893
Interest payments on fixed rate long-term debt	918	377	256	159	126
Interest payments on variable rate debt (1)	31	31	—	—	—
Operating leases	12,650	3,515	5,054	3,453	628
Purchase obligations	41,494	41,494	—	—	—
	$96,380	$84,059	$6,186	$4,488	$1,647

(1)             For purposes of estimating the total interest payments on the variable interest rate debt, the payments in the above table were calculated using the borrowing levels and interest rates in place at the end of fiscal 2006.

The amount of purchase obligations included in the above table reflects our estimate of steel on order, in production and unshipped and for which we believe we would have an obligation to pay. Most of our purchase orders may be cancelled without penalty upon giving sufficient notice. In the normal course of business, we purchase approximately $714.1 million of steel per year. We estimate no more than approximately $41.5 million of steel purchase orders were outstanding at November 25, 2006 in the form of firm purchase orders.

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

We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) the derivative expires or is sold, terminated or exercised, or (iii) we determine that the designation of the derivative as a hedge instrument is no longer appropriate. In these situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with reputable financial institutions and we do not hold derivative instruments for trading purposes.

At November 26, 2005, one of our U.S. subsidiaries had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement. See “—Liquidity and Capital Resources.” This swap expired on April 16, 2006. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders’ equity in accumulated other comprehensive income.

We utilize forward contracts, from time to time, to hedge our exposure to Canadian dollar exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. Forward contracts are entered into with reputable financial institutions and we do not enter or hold foreign exchange forward contracts for trading purposes. There were no forward foreign exchange contracts outstanding at November 25, 2006.

Changes in Accounting Policies

Effective November 27, 2005, we adopted revised Statement of Financial Accounting Standard (“SFAS”) No. 123 (“SFAS No. 123 (R)”), Share-Based Payment, which requires all entities to recognize the fair value of share-based payment awards (stock compensation) classified in equity. The adoption of SFAS No. 123 (R) did not have an initial impact on the consolidated financial statements.

Effective November 27, 2005, we adopted SFAS No. 151, Inventory Costs, which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of production facilities. The adoption of SFAS No. 151 did not have a material impact on the consolidated financial statements.

Effective November 27, 2005, we adopted SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result to the exchange. The adoption of SFAS No. 153 did not have a material impact on the consolidated financial statements.

Effective November 25, 2006, we adopted Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements issued by the U.S. Securities and Exchange Commission. SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. There have been two widely-used methods for quantifying the effects of financial statement misstatements. The “roll-over” method quantifies the amount by which the current year income statement is misstated and can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The “iron curtain” method quantifies the error as the cumulative amount by which the current year balance sheet is misstated and can result in disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements. We have used the roll-over method for quantifying identified financial statement misstatements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of our financial statements and the related financial statement disclosures. This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods.

SAB 108 allows registrants to initially apply the dual approach either by retroactively adjusting prior financial statements as if the dual approach had always been used or by recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of November 27, 2005 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB 108 had no impact on the preparation of the consolidated financial statements.

Pending Changes in Accounting Policies

The Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, in June 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the Company at the beginning of the 2008 fiscal year. The impact resulting from the adoption of FIN 48 has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for the Company at the beginning of the 2008 fiscal year. The impact resulting from the adoption of SFAS No. 157 has not yet been determined.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for the Company at the beginning of the 2007 fiscal year.

Application of Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. The estimates are based on our historical experience and past performance. Actual results could differ from those estimates under different assumptions or conditions. On an ongoing basis, we review our estimates based on currently available information. The following critical accounting policies reflect what we believe require our most difficult, subjective or complex judgments:

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

We charge the customer for the complete product delivered to the customer’s designated location and we do not charge separately for shipping and handling costs. Shipping and handling costs are recorded under the “Delivery” caption on our consolidated statement of operations and comprehensive income and amounted to $25.6 million for the year ended November 25, 2006.

Goodwill.   Following the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but its carrying value must be tested annually for impairment. For the purpose of testing goodwill impairment, we and an independent appraiser perform a valuation analysis of the reporting unit annually. The most recent valuation report indicated that the fair value of the reporting unit exceeds its carrying value, including goodwill. Therefore no impairment loss had to be recognized in the November 25, 2006 consolidated financial statements.

Allowance for doubtful accounts.   We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, increases to the allowance would be required.

Income taxes.   The provision for income taxes is computed on the pretax income of the consolidated subsidiaries located within each taxing jurisdiction based on the current income tax laws. Deferred income taxes are provided, based upon currently enacted income tax rates, for temporary differences in the recognition of assets and liabilities on the financial statements and for income tax purposes.

Deferred income taxes include the benefit of losses carried forward when it is reasonably likely that future profits will result. Should the opportunity to realize the benefit of these losses expire, such amounts would result in additional deferred income tax expense.

No provision has been made for deferred income taxes that may result from future remittances of approximately $89.2 million of undistributed earnings of our U.S. subsidiaries as of November 25, 2006. Under current Canadian income tax law, we may repatriate undistributed earnings of such U.S. subsidiaries without any income tax effect. However, should we repatriate part or all of the undistributed earnings of our U.S. subsidiaries, a 5% withholding tax would be assessable on that amount.

Trend Information

During the current quarter, we have seen the reversal of the downward trend in steel prices in North America which we had experienced through the last quarter of fiscal 2006. We believe steel prices are now at a more sustainable level. Given the possible impact of interest rates, exchange rates, as well as global events and economic factors on our markets it is difficult to accurately forecast demand and therefore future results. As such, it is not certain that we will be able to maintain our present levels of sales and profitability. However, we do expect current market conditions to continue to produce positive results.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following are the members of our board of directors and our executive officers:

Name	Age	Position(s) Held
D. Bryan Jones (a)(b)	66	Chairman of the Board, Chief Executive Officer and Director
Scott B. Jones	42	President and Director
Lawrence P. Cannon	43	Vice President and Chief Financial Officer
Robert D. Taberner	55	Vice President and General Manager—Nova Steel, Ontario
Stephen D. Shaw	59	President and Chief Operating Officer—American Steel
Roger Daigneault	50	Vice President, Corporate Purchasing
Peter V. Balboni	60	Vice President, Finance and Treasurer—American Steel
Pina Santillo, CA, CPA	38	Secretary
Christopher H. Pickwoad (b)	67	Director
Michael L. Richards	67	Director
John LeBoutillier, C.M. (a)(b)(c)	62	Director
Alexander Adam (a)(c)	62	Director
Robert Panet-Raymond (c)	64	Director

(a)              Member of Compensation Committee.

(b)             Member of the Nominating Committee.

(c)              Member of the Audit Committee.

D. Bryan Jones has over 45 years of experience in the selling, marketing and production of flat rolled products. In 1967, he and a partner formed St. Laurent Steel, and he served for many years as its vice president and general manager until the time of its sale to a major North American steel service center. In 1979 he incorporated Nova Steel Ltd. He has served as president and as a director of Nova Steel Ltd., or Nova, since its founding. He has been our chairman of the board and chief executive officer since April 4, 1997.

Scott B. Jones has 19 years of experience in the steel industry and has been employed by us since 1991. He was a vice president and a director on our board since April 4, 1997. He has been president of our board since September 30, 2005. He is the son of D. Bryan Jones.

Lawrence P. Cannon, CA, MBA joined us in November 2006 as vice president and chief financial officer. He was formerly chief financial officer of BCA Publications Ltd., a subsidiary of Euromoney plc, prior to which he held other senior financial management positions.

Robert D. Taberner has 27 years of sales and marketing experience in the Ontario flat rolled steel market. He has served as the vice president and general manager of our Ontario facilities since 1992.

Stephen D. Shaw has 38 years of experience in the steel industry, the last 22 years of which were in steel distribution in Canada and the United States. He joined us in August 1997.

Roger Daigneault has been employed by us since 1984. He was employed by Sidbec-Dosco (now Mittal Canada Inc.)  for eight years in sales and production prior to joining us.

Peter V. Balboni joined American Steel in 1975 and has served as its vice president, finance and treasurer since 1980.

Pina Santillo CA, CPA, has been employed by us since March 1998 and has served as corporate controller since January 2004. She was appointed secretary by the board of directors on December 15, 2006.

Christopher H. Pickwoad has 26 years of experience in the steel industry and had been employed by us from 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has served as a director on our board since April 4, 1997 and was executive vice president and chief financial officer until his retirement on November 25, 2006. He is also a director of Primary Energy Recycling Corporation.

Michael L. Richards has been a director on our board since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, our Canadian counsel. He is also the chairman of the board of directors of Intertape Polymer Group Inc.

John LeBoutillier, C.M., has been a director on our board since September 24, 1997. Mr. LeBoutillier has been chairman of the board of Industrial Alliance Insurance and Financial Services Inc. since May 2005. Mr. LeBoutillier is chairman of the board and president of Mazarin Inc./Asbestos Corporation Limited,  chairman of the board of Roctest Ltd., and a director of Shermag Inc. and Semafo Inc. He was formerly, from November 1996 to March 2000,  president and chief executive officer of Iron Ore Company of Canada, Canada’s largest iron ore producer, and prior to November 1996, president and chief executive officer of Sidbec-Dosco Inc. (now Mittal Canada Inc.), one of the largest steel manufacturers in Canada.

Alexander Adam has been a director on our board since April 1, 2003. Mr. Adam is also a director of Gennum Corporation and HSE Integrated Inc. and serves on the advisory board of Thomson-Gordon Inc. From June 1996 to August 2002, Mr. Adam was the president and chief executive officer of Algoma Steel Inc. He previously held executive positions at Toyota Motor Manufacturing Canada Ltd. (TMMC) and Stelco Inc.

Robert Panet-Raymond has been a director on our board since June 29, 2005. From 1992 to 2004,  Mr. Panet-Raymond was a senior vice president with the Canadian Imperial Bank of Commerce. He is also a director of Colabor Income Trust and Tecsult Inc.

Management Compensation

During fiscal 2006, the aggregate compensation we paid for services rendered by the named executive officers as a group totaled $6.8 million. One of our executive officers receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiation between that officer and us. This bonus is included in the aggregate compensation disclosed in this paragraph.

Compensation of Directors

Our non-employee directors are remunerated for their services with an annual retainer fee and an attendance fee for each meeting of the board of directors or meeting of a committee thereof attended. In fiscal 2006, we paid each of our non-employee directors an annual fee of $8,000, plus a fee of $1,500 for each board of directors meeting and each committee meeting attended, except that the chairmen of committees of the board of directors were paid a fee of $3,000 for each meeting at which they acted as chair. The meeting fee is equivalent to 50% of the above for meetings held by telephone conference. In fiscal 2006, payments made by us to the non-employee directors for their services as directors amounted to $0.1 million. We also reimbursed out-of-pocket expenses related to the directors’ attendance at such meetings.

Board Practices

Our board of directors currently consists of seven members. The Board of Directors has determined that four of its seven member, namely, Michael L. Richards, John LeBoutillier, C.M., Robert Panet-Raymond and Alexander Adam, are independent with reference to Nasdaq Rule 4200. On a go forward basis, at the end of each quarterly meeting of the board of directors, our independent directors will meet in executive session. Our directors are elected in rotation so that at the first meeting of our shareholders for the election of directors, one-third of the number of directors to be elected were elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected were elected to hold office until the second annual meeting of our shareholders held after that meeting and the balance of the number of directors to be elected were elected to hold office until the third annual meeting of shareholders held after that meeting. At each subsequent annual meeting, directors are elected to fill the positions of those directors whose term of office has expired. Unless otherwise removed from the board, elected directors hold office until the third annual meeting after their election. A director whose term of office has expired may, if qualified, be re-elected. In addition, our directors may at a meeting of the board appoint one or more additional directors to our board who shall hold office for a term expiring not later than the close of the next annual meeting of our shareholders (unless such directors are then elected as directors by the shareholders, in which case they shall be elected to hold office until the second annual meeting of shareholders held after the meeting of shareholders at which they were so elected), but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of our shareholders.

The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at our annual meeting of shareholders to be held on March 29, 2007 or at such other time as their successors are elected or appointed. At our annual meeting of shareholders to be held on March 29, 2007, management will propose Christopher H. Pickwoad and Michael L. Richards as nominees for re-election as directors to hold office until the third annual meeting of shareholders held after the meeting or until their successors or otherwise are elected or appointed. The term of office of Scott B. Jones, Alexander Adam and Robert Panet-Raymond will expire at our 2008 annual meeting of shareholders or at such other time as their successors are elected or appointed. The term of office of D. Bryan Jones and John LeBoutillier will expire at our 2009 annual meeting of shareholders or at such other time as their successors are elected or appointed.

We do not have any service contracts with any directors providing for any benefits to them upon their termination of employment or term of office.

Board Committees

To date, our board of directors has established three committees:

•       a Compensation Committee, which is currently comprised of Messrs Alexander Adam, John LeBoutillier and, D. Bryan Jones and whose purpose is to make recommendations concerning salaries and incentive compensation for executive officers and to administer our share option plan;

•       an Audit Committee, which is currently comprised of Messrs John LeBoutillier, Alexander Adam and Robert Panet-Raymond, and whose purpose is to review our annual and quarterly results, our communications with shareholders, the scope of the audit and other services provided by our independent auditors and to recommend to the board the selection and remuneration of the auditors, and which operates in accordance with the terms of a charter that complies with Nasdaq’s listing standards; and

•       a Nominating Committee, which is currently comprised of Messrs D. Bryan Jones, Christopher H. Pickwoad and John LeBoutillier, and whose purpose is to advise and make recommendations to the board of directors concerning the selection of candidates as nominees for directors.

Employees

As of November 25, 2006, we had approximately 1,062 employees, of whom approximately 26.0% working at 10 of our 23 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal

Workers and independent employee associations. The labor contract with the Teamsters covering 30 employees at one of our LaSalle facilities expired on December 1, 2006 and is currently being renegotiated. The labor contract with the United Steel Workers covering 11 employees at our Cumberland facility will expire in June 2007. The labor contract with the Teamsters covering 22 employees at our Albany facility will expire in December 2007. The labor contract with employee associations covering 17 employees at our Norwood facility and 34 employees at our Portland facility will expire in December 2007. We do not presently anticipate that any work stoppages will occur prior to renegotiation of these contracts.  We believe that our relations with our employees are good, which is supported by our low rate of employee turnover. We have not experienced a work stoppage by any of our unions or employee associations in over 20 years.

Our approximately 1,062 employees are categorized as follows: production and warehouse employees (66%), sales personnel (11%), truck drivers (8%) and administrative employees (15%).

Share Ownership

The following table sets forth certain information with respect to the ownership of our common shares as of February 22, 2007 by (i) each of our directors and executive officers, and (ii) all directors and executive officers as a group. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of common shares set forth opposite their names.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage
D. Bryan Jones	5,673,781	(a)	54.3%
Scott B. Jones	1,387,282	(b)	13.3%
Christopher H. Pickwoad	43,077		*
Michael L. Richards	7,300		*
John LeBoutillier, C.M.	10,300		*
Alexander Adam	1,000		*
Robert Panet-Raymond	1,000		*
All directors and executive officers as a group	7,123,730		68.2%

*                     Less than 1%.

(a)              Includes 4,490,024 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), 910,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc., and 33,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(b)             Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones, 257,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc., and 6,136 shares owned by 4273281 Canada  Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

As D. Bryan Jones, our chairman of the board and chief executive officer of the Company, owns directly or indirectly an aggregate of 54.3% of our outstanding common shares, we are a “Controlled Company” as defined at Nasdaq Rule 4350(c)(5), and, as such, are exempt from the majority of the requirements of Nasdaq Rule 4350(c).

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

Our key employees, executive officers, directors and other individuals who render services of special importance to the Company or its subsidiaries’ management, operation and development are eligible to receive awards under our share option plan, but only our employees are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule that is determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, at the discretion of the Compensation Committee, become immediately exercisable in the event of a “change of control” (as defined in our share option plan) and in the event of certain mergers and reorganizations. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares).

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

On September 24, 1997, options to purchase 750,000 common shares were granted to three of our executive officers at an exercise price of $14.00 per share. All of these options have since been exercised and sold. Such options represent the only awards granted under our share option plan. As of February 22, 2007, there were no awards outstanding under our share option plan.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information with respect to the ownership of our common shares as of February 22, 2007 (except as noted below) by each person or entity known by us to beneficially own more than 5% of our common shares. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of common shares set forth opposite their names. None of these persons has different voting rights from any other holders of common shares.

Names of Beneficial Owners	Number of Common Shares Beneficially Owned		Ownership Percentage
D. Bryan Jones	5,673,781	(a)	54.3%
Scott B. Jones	1,387,282	(b)	13.3%
FMR Corp. et al	1,310,000	(c)	12.5%

(a)              Includes 4,490,024 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), and 910,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc., and 33,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

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

(c)              As of December 31, 2006, based solely on the most recent Schedule 13G/A filed by FMR Corp. et al. and Edward C. Johnson III, on February 14, 2007. Includes 650,000 shares held by Canadian Growth Company Fund and 660,000 shares held by Fidelity North Star Fund Sub A, according to such filing.

We believe that over 68% of our common shares are held in Canada and that less than 32% of our common shares are held in the United States. We estimate that we have eight holders of record in Canada.

We are not aware of any arrangements at this time, the result of which may, at a subsequent date, result in a change in control.

Shareholder Protection Rights Plan

We previously maintained a shareholder protection rights plan entitling holders of common shares the right to purchase additional shares at a predetermined exercise price upon the occurrence of certain specified events, including an unsolicited take-over bid. This plan expired in September 2002 and it has not been subsequently renewed or reinstated.

Related Party Transactions

A Canadian corporation owned by Scott B. Jones, our president, one of our directors and the son of D. Bryan Jones, our chairman and chief executive officer, owns four facilities located in Canada comprising a total of 261,700 square feet and leases them to us on a triple-net basis at an aggregate annual rent of approximately $1.3 million. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% by a party unrelated to us owns a facility located in Canada comprising a total of 118,300 square feet and leases it to us on a triple-net basis at an aggregate annual rent of approximately $0.4 million. All the facility leases expire at varying dates between May 31, 2007 and December 31, 2011, and all but one are subject to one or two five-year renewal options. See “Information on the Company—Property, Plants and Equipment.”

A Canadian corporation owned by Scott B. Jones owns nine trailers which it leases to us at an annual aggregate rent of approximatly $0.1 million. This corporation also provided transportation arrangements for us in an amount totaling approximately $10.5 million during fiscal 2006.

Michael L. Richards has been one of our directors since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, our Canadian counsel. For the fiscal year ended November 25, 2006, fees and expenses paid to Stikeman Elliott LLP amounted to approximately $0.7 million.

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

Dividend Policy

We have never declared or paid dividends on our common shares. Furthermore, we do not anticipate paying dividends on our common shares for the foreseeable future. Rather, at present, we intend to retain any future earnings to finance our operations and any expansion.

Export Sales

During 2006, our export sales amounted to $40.9 million, or 4.9%, of net sales. See “Financial Statements—Note 20.”

Significant Changes

No significant changes have occurred since the date of our consolidated financial statements through the date of this document.

ITEM 9 THE OFFER AND LISTING

Offer and Listing Details

Our common shares trade on the Nasdaq Global Market (“Nasdaq”) under the symbol “TONS.”  The following table shows, for the last five fiscal years, the high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
2002	10.02	2.05
2003	10.19	5.49
2004	31.74	8.52
2005	90.27	26.55
2006	48.52	31.52

The following table shows, for the last two fiscal years, the quarterly high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
First Quarter 2005	89.16	31.82
Second Quarter 2005	90.27	32.37
Third Quarter 2005	39.94	26.55
Fourth Quarter 2005	42.00	28.80
First Quarter 2006	43.71	34.63
Second Quarter 2006	48.52	39.35
Third Quarter 2006	46.00	32.58
Fourth Quarter 2006	39.22	31.52

The following table shows, for the last six months, the monthly high and low prices for our common shares as reported on Nasdaq.

Period	High	Low
	$	$
August 2006	37.13	32.58
September 2006	35.21	31.75
October 2006	37.50	31.52
November 2006	39.22	36.60
December 2006	39.25	35.42
January 2007	38.61	34.00

Markets

Our common shares currently trade on  Nasdaq where they were initially traded on October 31, 1997, in connection with our initial public offering. Our common shares are not traded on any other exchanges. Prior to October 31, 1997, there was no public market for our common shares.

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

Preferred shares.   Our board of directors is authorized to issue preferred shares, in one or more series, and to fix the rights, privileges, restrictions, conditions and limitations, and the number of shares constituting any series or the designations of such series, without further vote or action by our shareholders. Because the terms of the preferred shares may be fixed by the board of directors without shareholder action, the preferred shares could, subject to regulatory policies, be issued quickly  with terms calculated to defeat an attempted takeover of our company or to make the removal of our management more difficult. Under certain circumstances, this could have the effect of decreasing the market value of our common shares. Any preferred shares, if issued, would rank senior to our common shares as to the distribution of our assets in the event of a liquidation, dissolution or winding-up of our Company. We have no present plans to issue any preferred shares.

Changes to the rights of shareholders.   We may amend, by special resolution, our Articles to change the rights attached to our common shares. A special resolution is a resolution passed by not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Shareholders’ meetings.   The annual meeting of our shareholders shall be convened at such day in each year and at such time as our board of directors may by resolution determine. Other meetings of the shareholders may be convened by order of our chairman of the board, the president or a vice president who is a director, or by our board of directors; such meetings to be held at such time and place as may be specified in such order. Shareholders holding between them not less than 5% of the outstanding common shares may requisition a special meeting of shareholders by following the required procedures in the CBCA.

Quorum of shareholders.   One person present and holding or representing by proxy at least one of our issued voting shares shall be a quorum of any meeting of shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes a quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the CBCA or by the Articles or by any other by-law) shall be persons present being not less than two in number and holding or representing by proxy at least 20% of the shares entitled to vote at such meeting. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with business of the meeting, notwithstanding that a quorum is not present throughout the meeting. Where we have only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting. Our quorum requirements are established under our by-laws as allowed by the CBCA.

We have received an exemption from Nasdaq’s Quorum requirement of Rule 4350(f) “Qualitative Listing Requirements for Nasdaq Issuers Except for Limited Partnerships.”

Voting rights of non-resident shareholders.   Neither Canadian law nor our organizational documents restrict or prohibit the right of non-resident or foreign shareholders to hold or exercise voting rights of our common shares. See “Exchange Controls.”

Change in control.   Our Articles could make the removal of incumbent officers and directors and the acquisition of our company by means of a tender offer, proxy contest or otherwise, more difficult due to the fact that we have a staggered board of directors. See “Directors, Senior Management and Employees—Board Practices.”  These provisions may encourage persons seeking to acquire control of our Company to negotiate with us first.

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

Material Contracts

On November 22, 2005, American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC, as borrowers, and Integrated Steel Industries, Inc., as guarantor, signed an agreement with Bank of America, N.A. as lender, to amend the maturity date of the existing U.S. revolving credit and term loan agreements from April 7, 2006 to April 7, 2007.

On December 7, 2006, we repaid all amounts under the $53.0 million term loan agreement.

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

Canadian federal income tax consequences

The following summarizes the material Canadian federal income tax consequences relevant to an investment in our common shares by individuals and corporations who, at all relevant times, are residents, or deemed residents, of the United States and are not residents, or deemed not residents, of Canada for the purposes of the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended, hereinafter referred to as the Convention, who, at all relevant times, hold their common shares as capital property and, at all relevant times, deal at arm’s length and are not affiliated with us for the purposes of the Income Tax Act (Canada), hereinafter referred to as the Canadian Tax Act, and who do not use or hold and are not deemed to use or hold such shares in connection with a business carried on through a permanent establishment in Canada, such individuals and corporations being hereinafter referred to as U.S. Residents. Our common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and the provisions of the Convention as in effect on the date hereof and the current published administrative policies and assessing practices of the Canada Revenue Agency. Other than specific proposals to amend the Canadian Tax Act, and regulations thereunder, publicly announced by the Minister of Finance of Canada, prior to the date hereof, hereinafter referred to as the “Proposed Amendments,” this summary does not take into account or anticipate any changes in law, whether by legislative or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein, and no assurance can be given that the Proposed Amendments will be enacted as currently proposed, or at all.

This summary is not applicable to a U.S. Resident that is a “financial institution,” a “specified financial institution,” an authorized foreign bank or a registered non-resident insurer which carries on an insurance business in Canada and elsewhere (within the meaning of the Canadian Tax Act).

The current published policy of the CRA is that certain entities (including most limited liability companies) that are treated as being fiscally transparent for United States federal income tax purposes will not qualify as residents of the United States under the provisions of the Convention. U.S. Residents should consult their own tax advisors to determine their entitlement to relief under the Convention based on their particular circumstances.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in our common shares. Furthermore, the income and other tax consequences of acquiring, holding or disposing of our common shares will vary depending on a U.S. Resident’s particular circumstances.

Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. resident. U.S. residents should consult with their own tax advisors for advice with respect to their own particular circumstances.

A U.S. Resident should not be subject to income tax in Canada on any capital gain realized on a disposition or deemed disposition (whether on a redemption or otherwise) of our common shares, provided that such shares do not constitute “taxable Canadian property” of the U.S. Resident at the time of the disposition for purposes of the Canadian Tax Act. So long as such shares are listed on a prescribed stock exchange (which includes Nasdaq), such shares will generally not constitute taxable Canadian property of a U.S. Resident unless, at any time during the five-year period immediately preceding the disposition, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length within the meaning of the Convention, or any combination thereof, owned 25% or more of the issued shares of any series or class of our share capital. If such shares are considered taxable Canadian property to a U.S. Resident, the Convention will generally exempt that U.S. Resident from tax under the Canadian Tax Act in respect of a disposition of such shares provided the value of the shares issued by us is not derived principally from real property situated in Canada (as defined in the Convention). A U.S. Resident who disposes of our common shares that are taxable Canadian property will be required to fulfill the requirements of Section 116 of the Canadian Tax Act unless such shares are shares of a class of shares listed on a prescribed stock exchange (which includes Nasdaq) at the time of the disposition.

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

U.S. federal income tax considerations

General.   The following summarizes the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of our common shares. The U.S. federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended, hereinafter referred to as the Code, and U.S. Treasury Regulations thereunder, existing, temporary, proposed, and administrative and judicial interpretations thereof, on the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below, (ii) provisions of the Convention as in effect on the date hereof, and (iii) in part, representations made by us. A “U.S. Holder” is a beneficial owner of our common shares who or which is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the U.S. federal income tax laws, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Notwithstanding the foregoing definition, a holder’s status as a U.S. Holder might be overridden under the provisions of an applicable tax treaty. A “Non-U.S. Holder” is a holder, other than an entity classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. This summary is subject to any changes to U.S. law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of our common shares who hold such shares as a capital asset within the meaning of Section 1221 of the Code.

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

General taxation of distributions.   Subject to the discussion below under the subheading “Passive foreign investment company or controlled foreign corporation.” For U.S. federal income tax purposes, the gross amount of a distribution by us to U.S. Holders (including any amounts of Canadian tax withheld) will be treated as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends paid by us generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally available for United States corporations under the Code. If a dividend is paid in Canadian dollars or other property, the amount includible in income will be the U.S. dollar value of the Canadian dollars or the fair market value of the other property distributed, as determined on the date of distribution to a U.S. Holder or to a nominee, custodian or other agent of such U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars or other property for U.S. federal income tax purposes equal to their U.S. dollar value on the date of receipt. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be ordinary income or loss. If a U.S. Holder has the option to receive a distribution either in cash or in the form of our common shares, and such U.S. Holder chooses to receive shares, hereinafter referred to as a Share Distribution, such U.S. Holder will be treated for purposes of the preceding sentences as having received a distribution to the extent of the fair market value of such shares. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder’s allocable share of our current and accumulated earning and profits, such excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s basis in our common shares (thereby reducing the U.S. Holder’s basis in such shares), and thereafter any remaining distribution in excess of basis would constitute a taxable gain from the deemed sale or exchange of the U.S. Holder’s shares. See “Tax on Sale” below. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Canadian income tax withheld from dividends received in respect of our common shares. For the purposes of the limitations on use of foreign tax credits, dividends received from us generally will be characterized as passive income and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that a U.S. Holder may have from foreign source income not qualifying as passive income. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian tax withheld if no other foreign credit is claimed for that tax year.

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

Tax on sale.   Subject to the discussion below under the subheading “Passive foreign investment company or controlled foreign corporation.” For U.S. federal income tax purposes, a U.S. Holder generally will recognize a gain or loss on any sale, exchange or other disposition of our common shares (unless a specific non-recognition provision applies). Such gain or loss will be measured by the difference between the amount of cash (and the fair market value of any other property) received and the U.S. Holder’s tax basis in such shares. A U.S. Holder’s tax basis in our common shares will generally equal the amount paid by such U.S. Holder for such shares (or, in case of shares acquired by way of a Share Distribution, the amount included in income at the time of the Share Distribution). The gain or loss arising from a sale or exchange of our common shares will be a long-term capital gain or loss if the U.S. Holder’s holding period for such shares exceeds one year. In general, the gain from a sale or exchange of our common shares by a U.S. Holder will be treated as United States source income. However, should any Canadian tax be imposed on the sale or other disposition of such shares by a U.S. Holder and the U.S. Holder is eligible for the benefits of the Convention, an election may be available under the Code pursuant to which a U.S. Holder would, for purposes of computing the foreign tax credit limitation, be entitled to treat the gains as foreign source income. Alternatively, the U.S. Holder may claim a deduction for the amount of Canadian tax withheld if no other foreign credit is claimed for that tax year.

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

THE FOREGOING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES BY U.S. HOLDERS, IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S RESIDENT. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION, AS TAX CONSEQUENCES MAY VARY WITH RESPECT TO AN INDIVIDUALS PARTICULAR CIRCUMSTANCES.

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

Interest rate risk.   Our exposure to interest rate risk is as follows, indicated in thousands of U.S. dollars:

		November 25, 2006
		Debt outstanding	Weighted average effective interest rate
Bank indebtedness	Floating rate	$514	6.03%
Long-term debt	Floating rate	$38,204	6.70%
	Fixed rate	3,083	5.77%
		$41,287

	November 25, 2006
	Carrying amount	Fair value
Fair value of long-term debt	$41,287	$41,924

A 68 basis point movement in the Canadian prime rate, the U.S. base rate or LIBOR would result in an approximate $0.3 million, annualized, for the period ended November 25, 2006, increase or decrease in interest expense and cash flows. The modeling technique used was to apply to our debt, the difference between the actual interest rates at November 25, 2006 and the what-if interest rates.

Exchange rate risk.   From time to time, we utilize forward exchange contracts to hedge our exposure to exchange rate fluctuations in connection with future sales and purchases by certain of our Canadian subsidiaries, denominated in U.S. dollars. Forward exchange contracts are entered into with reputable financial institutions. At November 25, 2006, November 26, 2005 and November 27, 2004, we had no forward foreign currency exchange contracts outstanding.

We estimate that an 11 cent movement in the value of the Canadian dollar would affect our net sales by approximately $49.6 million annually, based on our 2006 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversions of our net sales in Canadian dollars for the period ended November 25, 2006 using the average exchange rate for the year and the what-if exchange rate. In 2006, the average exchange rate was $1.1350 Canadian.

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

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have concluded, based on their evaluation as at the end of the period covered by this report, that our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of Novamerican Steel Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to tempory rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Novamerican Steel Inc.’s management assessed the effectiveness of the Company’s internal control over financial reporting as of November 25, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its assessment, management believes that, as of November 25, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended November 25, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert serving on our Audit Committee. Our independent audit committee financial expert is John LeBoutillier, the Chairman of the Audit Committee, who qualifies as “independent” under Nasdaq listing standards.

ITEM 16B CODE OF ETHICS

There have been no amendments or waivers to our Code of Business Conduct and Ethics, which is applicable to all directors, executive officers and employees. We will send a copy of the Code of Business Conduct and Ethics without charge to any person who sends a written request to our Chief Financial Officer, Lawrence P. Cannon, 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the accounting fees and services for the past two fiscal years:

	Nov. 25, 2006	Nov. 26, 2005
	(In thousands of U.S. dollars)
Audit fees	$581	$533
Audit-related fees	310	148
Tax fees	270	324
Other	50	27
	$1,211	$1,032

Audit-related fees include fees for the quarterly review of our consolidated financial statements and the internal control review. Tax fees include tax compliance services and tax advisory and planning services. Management presents regular updates to the Audit Committee of the services rendered by the auditors. The Committee pre-approves all non-audit fees.

The auditors, the Audit Committee and management maintain regular and open communication in relation to the audits of our financial statements. There were no disagreements between the auditors, the Audit Committee and management on matters affecting the audit of our financial statements.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
November 26, 2005 to November 25, 2006	None	—	None	450,000	(1)

(1)             On July 28, 2006, we announced that our board of directors had approved a share repurchase program of up to 450,000 common shares. As of February 22, 2007, no shares have been repurchased pursuant to this program.

PART III

ITEM 17 FINANCIAL STATEMENTS

See Item 18 for the Financial Statements.

ITEM 18 FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Novamerican Steel Inc.

We have audited the accompanying consolidated balance sheets of Novamerican Steel Inc. (a Canadian Corporation) and Subsidiaries (the “Company”) as of November 25, 2006 and November 26, 2005 and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended November 25, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novamerican Steel Inc. and Subsidiaries as of November 25, 2006 and November 26, 2005 and the results of their operations and their cash flows for each of the three years in the period ended November 25, 2006 in conformity with accounting principles generally accepted in the United States of America.

Chartered Accountants

Montréal, Canada
December 19, 2006

Novamerican Steel Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Years ended
	November 25, 2006	November 26, 2005	November 27, 2004
	$	$	$
Net sales	840,798	834,689	768,627
Cost of sales	655,659	664,134	543,503
Gross margin	185,139	170,555	225,124
Operating expenses
Plant	45,233	43,210	40,780
Delivery	25,586	23,371	19,478
Selling	13,886	13,562	13,321
Administrative and general	31,034	30,326	33,658
	115,739	110,469	107,237
Operating income	69,400	60,086	117,887
Interest expense	1,139	3,892	4,866
Share in income of a joint venture	(743)	(720)	(312)
	396	3,172	4,554
Income before income taxes	69,004	56,914	113,333
Income taxes (Note 3)	24,706	19,976	40,422
Net income	44,298	36,938	72,911
Net income per share (Note 4)
Basic	4.26	3.70	7.51
Diluted	4.25	3.58	7.35
Comprehensive income
Net income	44,298	36,938	72,911
Changes in cumulative translation adjustment	3,134	3,736	10,344
Changes in fair value of interest rate swap, net of deferred income taxes of $29 ($275 in 2005; $538 in 2004)	42	395	533
	47,474	41,069	83,788

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(In thousands of U.S. dollars, except share data)

	Common shares		Retained	Accumulated other comprehensive	Total shareholders’
	Number	Amount	earnings	income	equity
	$	$$	$
Balance at November 29, 2003	9,700,000	28,404	111,871	5,440	145,715
Options exercised	86,089	1,205			1,205
Net income			72,911		72,911
Changes in cumulative translation adjustment				10,344	10,344
Changes in fair value of interest rate swap, net of deferred income taxes of $538				533	533
Balance at November 27, 2004	9,786,089	29,609	184,782	16,317	230,708
Options exercised	370,137	5,182			5,182
Net income			36,938		36,938
Changes in cumulative translation adjustment				3,736	3,736
Changes in fair value of interest rate swap, net of deferred income taxes of $275				395	395
Balance at November 26, 2005	10,156,226	34,791	221,720	20,448	276,959
Options exercised	293,774	4,113			4,113
Net income			44,298		44,298
Changes in cumulative translation adjustment				3,134	3,134
Changes in fair value of interest rate swap, net of deferred income taxes of $29				42	42
Balance at November 25, 2006	10,450,000	38,904	266,018	23,624	328,546

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Years ended
	November 25, 2006	November 26, 2005	November 27, 2004
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	44,298	36,938	72,911
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	10,697	9,936	8,680
Share in income of a joint venture	(743)	(720)	(312)
Deferred income taxes	(795)	(359)	695
Loss (gain) on disposal of property, plant and equipment	(995)	(69)	731
Changes in working capital items
Trade accounts receivable	15,310	4,339	(36,584)
Income taxes receivable	2,858	(2,666)	595
Inventories	(34,234)	46,181	(71,339)
Prepaid expenses and other	(634)	(611)	530
Accounts payable and accrued liabilities	(21,098)	(4,744)	23,462
Income taxes payable	696	(18,648)	18,424
Net cash from operating activities	15,360	69,577	17,793
CASH FLOWS FROM INVESTING ACTIVITIES
Repayment of loan to a Corporation	17,621
Loan to a Corporation	(37,885)	(16,443)
Acquisition of minority interest		(205)	(161)
Distribution from a joint venture	1,132	846	1,405
Additions to property, plant and equipment	(22,581)	(5,359)	(9,056)
Proceeds from disposal of property, plant and equipment	10,877	514	3,456
Other assets	(67)	(255)	(176)
Net cash used for investing activities	(30,903)	(20,902)	(4,532)
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in bank indebtedness	(2,236)	(802)	(15,564)
Issue of common shares	4,113	5,182	1,205
Advances due to an employee		(730)	(2,732)
Proceeds from long-term debt			21,011
Repayment of long-term debt	(3,670)	(16,756)	(17,658)
Net cash used for financing activities	(1,793)	(13,106)	(13,738)
Effect of exchange rate changes on cash and cash equivalents	547	774	674
Net increase (decrease) in cash and cash equivalents	(16,789)	36,343	197
Cash and cash equivalents, beginning of year	47,805	11,462	11,265
Cash and cash equivalents, end of year	31,016	47,805	11,462
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	2,444	4,053	4,229
Income taxes paid	24,738	40,259	22,337

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	November 25, 2006	November 26, 2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	31,016	47,805
Trade accounts receivable, net (Note 5)	109,609	121,626
Loans receivable (Note 6)	37,670	17,132
Income taxes receivable		2,778
Inventories (Note 7)	163,060	127,316
Prepaid expenses and other	2,096	2,736
Deferred income taxes (Note 3)	1,957	1,815
	345,408	321,208
Investment in a joint venture	1,748	2,137
Property, plant and equipment (Note 8)	106,309	102,794
Goodwill (Note 9)	12,994	12,994
Deferred income taxes (Note 3)	2,260	1,767
Other assets	328	683
	469,047	441,583
LIABILITIES
Current liabilities
Current portion of long-term debt	38,642	3,078
Bank indebtedness (Note 10)	513	2,676
Trade accounts payable and accrued liabilities	79,302	97,750
Trade accounts payable to a company controlled by a director	677	873
Trade accounts payable to a joint venture	592	977
Advances due to related parties (Note 11)	192	113
Income taxes payable	1,703	998
Deferred income taxes (Note 3)	290	338
	121,911	106,803
Long-term debt (Note 12)	2,645	41,782
Fair value of interest rate swap (Note 15)		71
Deferred income taxes (Note 3)	15,945	15,968
	140,501	164,624
Contingencies and commitments (Notes 17 and 18)
SHAREHOLDERS’ EQUITY
Preferred shares, no par value: Unlimited number of shares authorized; none issued or outstanding
Common shares, no par value: Unlimited number of shares authorized; issued and outstanding shares: 10,450,000 in 2006 and 10,156,226 in 2005	38,904	34,791
Retained earnings	266,018	221,720
Accumulated other comprehensive income	23,624	20,448
	328,546	276,959
	469,047	441,583

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

Basis of consolidation

The consolidated financial statements include the accounts of Novamerican and all its wholly-owned subsidiaries (collectively, the Company). All intercompany balances and transactions have been eliminated.

Joint venture

The Company’s interest in a joint venture is accounted for by the equity method. Accordingly, the Company’s share in income of joint venture is included in consolidated net income.

Fiscal year

The fiscal year-end of the Company is the last Saturday of November. The fiscal years ending November 25, 2006, November 26, 2005 and November 27, 2004 include 52 weeks of operations.

Translation of foreign currencies

Transactions concluded in foreign currencies by the Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the month in which they occur. Exchange gains and losses arising from transactions denominated in foreign currencies are included in net sales in the consolidated statements of operations and comprehensive income. Gains (losses) amounted to $(469 000) in 2006, $101,000 in 2005 and $218,000 in 2004.

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

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based on currently available information. Management believes the most sensitive estimates include the allowance for doubtful accounts, the recoverability of goodwill and the provision for income taxes. Actual results could differ from these estimates.

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

The customer is invoiced for the complete product delivered to the customer’s designated location and shipping and handling charges are not invoiced separately. Shipping and handling costs are recorded under the “Delivery” caption on the consolidated statements of operations and comprehensive income.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and term deposits which are short-term, highly liquid investments with original maturities of three months or less.

Trade accounts receivable

Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Trade accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off trade accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the bad debt expense.

Inventories

Inventories are stated at the lower of cost or market and include the cost of purchased steel and freight. Cost is determined using the specific identification method or the moving average cost method.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

Property, plant and equipment

Property, plant and equipment are stated at cost and are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that the Company expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that there has been no impairment of the Company’s property, plant and equipment as at November 25, 2006.

Property, plant and equipment are depreciated over their estimated useful lives using the following methods:

Buildings and building improvements	Straight-line	10 to 40 years
Machinery and equipment	Straight-line	5 to 20 years
Furniture and fixtures	Straight-line	5 to 15 years
Transportation equipment	Straight-line	3 to 7 years	or
	Diminishing balance	30%
Computer equipment	Straight-line	3 to 5 years	or
	Diminishing balance	30%
Leasehold improvements	Straight-line	5 to 10 years
Aircraft	Straight-line	15 years

No depreciation is recorded on assets under construction.

Depreciation expense was approximately $10,492,000, $9,327,000 and $8,086,000 for the years ended November 25, 2006, November 26, 2005 and November 27, 2004, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying amount of a reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value.

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

In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, the Company performed an annual impairment test of goodwill for fiscal years 2006, 2005 and 2004. No impairment charge resulted from these tests.

Other assets

Other assets are recorded at cost and are composed primarily of expenses incurred in issuing long-term debt which are deferred and amortized over the term of the related debt. Amortization expense was approximately $205,000, $609,000 and $594,000 for the years ended November 25, 2006, November 26, 2005 and November 27, 2004, respectively.

Income taxes

The provision for income taxes is computed on the pretax income of the consolidated subsidiaries located within each taxing country based on the current income tax law. Deferred income taxes are provided based upon currently enacted income tax rates for temporary differences in the recognition of assets and liabilities on the financial statements and for income tax purposes.

Deferred income taxes include the benefit of losses carried forward when it is more likely than not that future profits will result. Should the opportunity to realize the benefit of these losses expire, such amounts would result in additional deferred income tax expense.

No provision has been made for deferred income taxes that may result from future remittance of approximately $89,227,000 of undistributed tax paid earnings of the foreign subsidiaries as of November 25, 2006. Under current Canadian income tax law, the Company may repatriate undistributed earnings of such foreign subsidiaries without any income tax effect. However, should the Company repatriate part or all of the undistributed earnings of its foreign subsidiaries, a 5% withholding tax would be assessable on that amount. At this time, the Company does not intend to repatriate any earnings of foreign subsidiaries.

Comprehensive income

Components of comprehensive income include net income, changes in cumulative translation adjustment and changes in fair value of interest rate swap net of deferred income taxes.

Stock-based compensation

The Company has established a stock-based compensation plan, described in Note 13. The Company did not recognize compensation expense when stock options were granted to plan participants during fiscal year 1997. As of November 30, 2002, all options outstanding were vested. As of November 25, 2006, all options outstanding were exercised. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. The Company has not issued any stock options since fiscal year 1997.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

Current and pending accounting changes

Current

Effective November 27, 2005, the Company adopted revised SFAS No.123 (“SFAS No. 123 (R)”), Share-Based Payment, which requires all entities to recognize the fair value of share-based payment awards (stock compensation) classified in equity. The adoption of SFAS No. 123 (R) did not have an initial impact on the consolidated financial statements.

Effective November 27, 2005, the Company adopted SFAS No. 151, Inventory Costs, which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of production facilities. The adoption of SFAS No. 151 did not have a material impact on the consolidated financial statements.

Effective November 27, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result to the exchange. The adoption of SFAS No. 153 did not have a material impact on the consolidated financial statements.

Effective November 25, 2006, the Company adopted Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements issued by the U.S. Securities and Exchange Commission. SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. There have been two widely-used methods for quantifying the effects of financial statement misstatements. The “roll-over” method quantifies the amount by which the current year income statement is misstated and can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The “iron curtain” method quantifies the error as the cumulative amount by which the current year balance sheet is misstated and can result in disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements. The Company used the roll-over method for quantifying identified financial statement misstatements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the Company’s financial statements and the related financial statement disclosures. This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods.

SAB 108 allows registrants to initially apply the dual approach either by retroactively adjusting prior financial statements as if the dual approach had always been used or by recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of November 27, 2005 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this “cumulative effect” transition method requires detailed disclosure of the nature and amount of

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

2—ACCOUNTING POLICIES (Continued)

each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB 108 had no impact on the preparation of the consolidated financial statements.

Pending

The FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, in June 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the Company at the beginning of the 2008 fiscal year. The impact resulting from the adoption of FIN 48 has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for the Company at the beginning of the 2008 fiscal year. The impact resulting from the adoption of SFAS No. 157 has not yet been determined.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for the Company at the beginning of the 2007 fiscal year.

Reclassification

Certain fiscal year 2005 amounts have been reclassified to conform to fiscal year 2006 presentation.

3—INCOME TAXES

The following summarizes the Company’s income taxes on the earnings of its Canadian and U.S. operations.

Income before income taxes by local jurisdiction:

	Years ended
	November 25,	November 26,	November 27,
	2006	2005	2004
	$	$	$
Canada	34,284	31,567	59,716
United States	34,720	25,347	53,617
	69,004	56,914	113,333

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

3—INCOME TAXES (Continued)

The income tax provision is composed of the following:

	Years ended
	November 25,	November 26,	November 27,
	2006	2005	2004
	$	$	$
Current
Canada	11,638	10,015	18,816
United States	13,863	10,320	20,911
	25,501	20,335	39,727
Deferred
Canada	(655)	(218)	(490)
United States	(140)	(141)	1,185
	(795)	(359)	695
	24,706	19,976	40,422

The components of the Company’s net deferred income tax liability are as follows:

	November 25,	November 26,
	2006	2005
	$	$
Assets
Current deferred income taxes
Inventories	770	819
Trade accounts receivable	1,187	956
Other items		40
	1,957	1,815
Long-term deferred income taxes
Fair value of interest rate swap		29
Unrealized capital loss on translation of advances to subsidiaries	1,162	1,424
Other items	1,098	314
	2,260	1,767
Liabilities
Current deferred income taxes
Investment in a joint venture	290	338
Long-term deferred income taxes
Property, plant and equipment	15,933	15,914
Investment in a joint venture	11	54
Intangibles	1
	15,945	15,968

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

3—INCOME TAXES (Continued)

The reconciliation between the Canadian statutory income tax rate and the Company’s effective income tax rate is as follows:

	Years ended
	November 25,	November 26,	November 27,
	2006	2005	2004
	%	%	%
Canadian statutory income tax rate	34.4	30.5	30.1
United States statutory income tax rate difference	3.2	5.5	6.4
Provincial incentive for manufacturing and processing activities	(0.5)	(0.5)	(0.3)
Other items	(1.3)	(0.4)	(0.6)
Effective income tax rate	35.8	35.1	35.6

4—EARNINGS PER SHARE

The basic income per share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the year.

The diluted income per share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the year, plus the effects of dilutive stock options. The diluted income per share is computed using the treasury method, which assumes that all stock options are exercised at the beginning of the year and that the funds obtained are used to purchase common shares of the Company at the average trading price of the common shares during the period.

The following table provides the reconciliation between basic and diluted income per share:

	Years ended
	November 25,	November 26,	November 27,
	2006	2005	2004
	$	$	$
Net income	44,298	36,938	72,911
Weighted average number of common shares outstanding	10,391,891	9,993,337	9,707,270
Effect of dilutive stock options	58,109	326,292	214,455
Weighted average number of diluted common shares outstanding	10,450,000	10,319,629	9,921,725
Net income per share
Basic	4.26	3.70	7.51
Diluted	4.25	3.58	7.35

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

5—TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

	November 25,	November 26,
	2006	2005
	$	$
Trade accounts	113,316	125,025
Allowance for doubtful accounts	(3,707)	(3,399)
	109,609	121,626

Changes in the Company’s allowance for doubtful accounts are as follows:

	November 25,	November 26,
	2006	2005
	$	$
Balance at beginning of year	3,399	3,622
Bad debt expense	1,739	1,585
Accounts written off	(1,184)	(1,283)
Recoveries	(247)	(525)
Balance at end of year	3,707	3,399

6—LOANS RECEIVABLE

Loans receivable consist of the following:

	November 25,	November 26,
	2006	2005
	$	$
Loan to a Canadian Corporation, bearing interest at 3.12%, maturing December 23, 2005, secured by a Canadian chartered bank		17,132
Loan to a U.S. Corporation, bearing interest at 4.23%, maturing December 4, 2006, secured by a Canadian chartered bank	37,670
	37,670	17,132

7—INVENTORIES

	November 25,	November 26,
	2006	2005
	$	$
Raw materials	91,429	75,138
Finished goods	71,631	52,178
	163,060	127,316

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

8—PROPERTY, PLANT AND EQUIPMENT

	November 25,	November 26,
	2006	2005
	$	$
Land	10,033	7,090
Buildings and building improvements	48,033	45,819
Machinery and equipment	91,798	87,315
Furniture and fixtures	1,098	985
Transportation equipment	2,717	2,053
Computer equipment	3,651	3,203
Leasehold improvements	2,138	1,932
Aircraft	12,870	11,650
Assets under construction	391	266
	172,729	160,313
Accumulated depreciation	66,420	57,519
	106,309	102,794

9—GOODWILL

	November 25,	November 26,
	2006	2005
	$	$
Balance at beginning of year	12,994	12,789
Goodwill acquired during the year		205
Balance at end of year	12,994	12,994

10—BANK INDEBTEDNESS

The bank indebtedness of the Company’s Canadian subsidiaries consists of various demand revolving credit facilities available by either prime rate loans or bankers’ acceptances, bearing interest at a Canadian bank’s prime rate, currently 6.00% (4.75% in 2005), or bankers’ acceptance rates, plus a premium varying from 0% to 0.5% in both years (actual rate 6.25% and 5.25% at November 25, 2006 and November 26, 2005, respectively), and secured by inventories, movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets of the Canadian subsidiaries. There are no cross collateralizations among the various facilities. These facilities are renegotiated on an annual basis.

The Company’s Canadian subsidiaries have approximately $43,802,000 in 2006 and $42,830,000 in 2005 (CA$50,000,000 in both years) of revolving credit facilities from two Canadian financial institutions, of which approximately $43,062,064 (CA$49,155,346) was available at November 25, 2006 and $41,691,000 (CA$48,670,000) was available at November 26, 2005. As of November 25, 2006 and November 26, 2005, the bank had issued guarantees and letters of credit for the Company’s Canadian subsidiaries amounting to $182,742 (CA$208,600) and $99,400 (CA$116,000), respectively.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

11—ADVANCES DUE TO RELATED PARTIES

	November 25,	November 26,
	2006	2005
	$	$
Advance due to a major shareholder, without interest and repayment terms	124	103
Advance due to a director, without interest and repayment terms		10
Advance due to a company controlled by an officer, without interest and repayment terms	68
	192	113

12—LONG-TERM DEBT

		November 25,	November 26,
	Maturity	2005	2005
		$	$
Revolving line of credit(a)	2007
Mortgage loan(b) (CA$3,518,735; CA$4,676,560 in 2005)	2018	3,083	4,006
Term loan(c)	2007	38,204	40,854
		41,287	44,860
Less: Current portion of long-term debt		38,642	3,078
		2,645	41,782

(a)                 A U.S. subsidiary entered into a revolving credit agreement with a group of banks, as amended, which provides for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006. On November 22, 2005, the term of the agreement was extended for one additional year through April 7, 2007 and the group of banks became one bank. At November 25, 2006, there was an amount of $39,000,564 ($38,948,238 in 2005) in available borrowings, of which there were no outstanding balances under this agreement at November 25, 2006 and November 26, 2005. The interest rate on borrowings under the credit agreement is the bank’s prime rate, currently 8.25% (7.00% in 2005), plus a margin varying from 0% to 1.25% in both years, or LIBOR, currently 5.32% (4.21% in 2005), plus 1.25% in both years (actual rate 5.32% and 4.19% at November 25, 2006 and November 26, 2005, respectively). Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 25, 2006. Borrowings are collateralized by all assets of the U.S. subsidiary having a carrying value of $208,099,000.

(b)                Mortgage loan, amounting to $3,083,000 (CA$3,518,735) in 2006 and $4,006,000 (CA$4,676,560) in 2005, bearing interest at a rate of 5.75% in both years, maturing on October 22, 2018, repayable in monthly capital instalments of $36,000 in 2006 and $35,000 in 2005 (CA$41,675 in both years), secured by a first hypothec on land and building having a carrying value of $8,590,000 (CA$9,805,000) as of November 25, 2006. The Company has the option of prepaying 15% of the outstanding loan balance each year.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

12—LONG-TERM DEBT (Continued)

(c)                 A U.S. subsidiary entered into a $53,000,000 term loan agreement with a group of banks, as amended, of which an amount of $38,204,000 and $40,854,000 was outstanding at November 25, 2006 and November 26, 2005, respectively. On November 22, 2005, the term of the agreement was extended for one year through April 7, 2007 and the group of banks became one bank. The interest rate on the term loan is the bank’s prime rate, currently 8.25% (7.00% in 2005), plus a margin varying from 0.125% to 1.375% in both years, or LIBOR, currently 5.32% (4.21% in 2005), plus a margin varying from 1.375% to 2.625% in both years (actual rate 6.79% and 5.67% at November 25, 2006 and November 26, 2005, respectively). Monthly principal payments of $221,000 are due through April 7, 2007 with the balance of the loan of $37,321,000 due April 7, 2007. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 25, 2006. The term loan is collateralized by all assets of the U.S. subsidiary having a carrying value of $208,099,000. On December 7, 2006, the Company repaid all amounts due under the $53,000,000 term loan agreement.

As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% plus the applicable margin on borrowings of up to $20,000,000 through April 16, 2006. The agreement expired on April 16, 2006. As of November 26, 2005, the interest rate on $20,000,000 was 6.65% and the effective interest rate on the excess was 5.68%.

Aggregate maturities of long-term debt are as follows:

Fiscal years	$
2007	38,642
2008	438
2009	438
2010	438
2011	438
Thereafter	893

13—SHARE OPTION PLAN

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

13—SHARE OPTION PLAN (Continued)

holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR. The Company has reserved 1,500,000 common shares for issuance under the Share Option Plan. Since its inception, 750,000 common shares have been issued under this plan.

On September 24, 1997, ISOs were granted to three executive officers of the Company to purchase 750,000 common shares at an exercise price equivalent to the initial public offering price of $14.00 per common share. One-fifth of the ISOs could be exercised at each anniversary date of the grant except for 300,000 ISOs of which 40% could be exercised after the second anniversary date only and 20% at each anniversary date thereafter. The Company has not issued any SARs as of November 25, 2006.

A summary of stock option activity and related information for 2005 and 2006 follows:

	Shares	Weighted average exercise price
		$
Outstanding—November 27, 2004	663,911	14.00
Granted
Exercised	370,137	14.00
Forfeited
Outstanding—November 26, 2005	293,774	14.00
Granted
Exercised	293,774	14.00
Forfeited
Outstanding—November 25, 2006	–
Exercisable at end of year
2004	663,911	14.00
2005	293,774	14.00
2006	–	–

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

14—RELATED PARTY TRANSACTIONS

The following transactions with related parties were concluded in the normal course of business and were measured at their respective exchange values, which are the amounts established and agreed to by the related parties:

	Years ended
	November 25,	November 26,	November 27,
	2006	2005	2004
	$	$	$
Processing revenue from a joint venture	200	183	377
Management fees from a joint venture	53	49	46
Processing charges paid to a joint venture	3,645	3,254	2,621
Rental charges paid to companies controlled by a director	1,780	1,350	1,281
Rental charges paid to companies jointly controlled by a director	394	722	590
Freight charges paid to a company controlled by a director	10,525	7,458	6,643
Interest paid to a major shareholder		111	50
Interest paid to a director		43	6
Interest paid to an employee of a subsidiary		36	148

15—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Fair value of financial instruments

The fair value of financial instruments has been estimated using data which management considered the best available methodology deemed suitable for the pertinent category of financial instruments. The estimation methodologies are as follows:

•       Due to their short-term maturity, the carrying value of certain financial instruments was assumed to approximate their fair value. These financial instruments include cash and cash equivalents, trade accounts and loans receivable, bank indebtedness, trade accounts payable and accrued liabilities, trade accounts payable to a company controlled by a director, trade accounts payable to a joint venture and advances due to related parties.

•       The fair value of long-term debt, including the portion due within one year, is determined by discounting future cash flows using Government of Canada bonds effective interest rates increased by a risk premium; and

•       The fair value of the interest rate swap agreement used for hedging purposes is estimated by obtaining quotes from the Company’s banker.

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

15—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

Fair value of financial instruments:

	November 25,		November 26,
	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Long-term debt	41,287	41,924	44,860	44,910
Interest rate swap			71	71

The fair value of the interest rate swap represents the amount that would have been required to settle the contract as of November 26, 2005 had the contract been terminated. The notional amount of the swap was $20,000,000 as of November 26, 2005 and expired on April 16, 2006.

Exchange rate risk

Although the Company’s financial results are reported in U.S. dollars, a substantial portion of the Company’s revenues is received in, and its expenses are incurred in Canadian dollars. The Company utilizes, from time to time, forward exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars by certain of its Canadian subsidiaries. At November 25, 2006 and November 26, 2005, the Company had no such forward foreign currency contracts outstanding.

Interest rate risk

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Floating rate: $16,577,000
Non-interest bearing: $14,439,000
Trade accounts receivable	Non-interest bearing
Loans receivable	Fixed rate
Bank indebtedness	Floating rate
Accounts payable and accrued liabilities	Non-interest bearing
Income and other taxes	Non-interest bearing
Long-term debt	Fixed rate: $3,083,000
Floating rate: $38,204,000

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

15—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

Commodity price risk

In the normal course of business, the Company is exposed to market risk or price fluctuations related to the purchase, production or sale of steel products. The Company’s market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand.

Credit risk

The U.S. subsidiaries maintain their cash in bank deposit accounts at local financial institutions in the United States, which at times during the year may exceed federal insured limits. At November 25, 2006, the amount in excess of federal insured limits was approximately $14,452,000. The U.S. subsidiaries have not experienced any losses in the accounts. The Company believes it is not exposed to any significant credit risk in cash accounts located in the United States. At November 25, 2006, a portion of this amount was invested by a financial institution in overnight daily deposit in pooled U.S. Government backed securities approximating $6,869,000 and a portion was invested in money market funds approximating $5,578,000.

16—JOINT VENTURE

The Company holds a 60% equity interest and a 50% voting interest in a joint venture that processes carbon steel into tubing.

Condensed financial information of the joint venture is summarized below:

	Twelve-month periods ended
	November 25,	November 26,	November 27,
	2006	2005	2004
	$	$	$
Operations
Net sales	5,725	4,944	3,883
Operating income	1,289	1,147	519

	November 25,	November 26,
	2006	2005
	$	$
Balance sheet
Assets
Current assets	1,479	1,728
Property, plant and equipment	1,650	2,018
	3,129	3,746
Liabilities
Current liabilities	286	404
Joint venture investment
Capital contributions	2,504	2,921
Undistributed earnings	216	330
Accumulated other comprehensive income	123	91
	3,129	3,746

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

On March 3, 2006, Dana Corporation (“Dana”), a primary customer of one of the U.S. subsidiaries, and 40 of its subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. At the time of Dana’s bankruptcy filing, the Company had an account receivable balance of approximately $5,055,000 and an account payable balance of approximately $3,192,000. Accordingly, the net pre-petition receivable owed by Dana approximated $1,863,000 (the “Dana Receivable”). Because Dana has yet to propose a plan for reorganizing its businesses, it is too early to assess whether the Company will be able to recover all or any portion of the Dana Receivable. After performing an internal analysis of the collectibility of the Dana Receivable based on the information available to the Company at this time, the Company concluded that a provision was necessary for amounts that it may ultimately not collect from Dana. This provision is based on the Company’s current expectation of amounts it may recover through the Dana bankruptcy proceedings and is subject to change as the Company obtains new information. While the Company has recorded a provision for uncollectible amounts owed by Dana as of November 25, 2006, it will continue to actively seek reimbursement through the bankruptcy process and any other means, including discussions with Dana.

18—COMMITMENTS

The Company has entered into operating leases for certain facilities and equipment which expire at various dates until 2013. The following schedule outlines the future minimum rental payments under these commitments as at November 25, 2006:

$
2007	3,515
2008	2,888
2009	2,166
2010	1,811
2011	1,642
Thereafter	628
Total minimum payments	12,650

Rental expense under the operating leases amounted to approximately $4,168,000, $4,079,000 and $4,064,000 for the years ended November 25, 2006, November 26, 2005 and November 27, 2004, respectively.

19—RETIREMENT PLAN

A U.S. subsidiary makes available to substantially all of its employees a defined contribution plan under the Internal Revenue Code Section 401(k). The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. A percentage of such contribution, up to a

Novamerican Steel Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except share and per share data)

19—RETIREMENT PLAN (Continued)

certain limit, is matched by the employer. Investment elections are made at the discretion of the employees and the plan is administered by an independent third party. The U.S. subsidiary matches a percentage of the employee contributions up to a certain limit. Costs incurred under the 401(k) plan amounted to approximately $552,000, $552,000 and $498,000 for the years ended November 25, 2006, November 26, 2005 and November 27, 2004, respectively.

20—FINANCIAL INFORMATION BY GEOGRAPHIC AREA

The Company operates in one reportable segment as an intermediate processor and distributor of carbon steel, stainless steel and aluminum products. Sales are attributed to countries based on the location of the external customer.

The following table summarizes the Company’s financial information by geographic area:

	United States	Canada	Total
	$	$	$
2006
Net sales
Domestic	359,057	440,845	799,902
Export	463	40,433	40,896
Total	359,520	481,278	840,798
Operating income	29,840	39,560	69,400
Depreciation	3,802	6,690	10,492
Long-lived assets	66,936	52,367	119,303
2005
Net sales
Domestic	344,354	456,473	800,827
Export	456	33,406	33,862
Total	344,810	489,879	834,689
Operating income	20,169	39,917	60,086
Depreciation	3,725	5,602	9,327
Long-lived assets	65,118	50,670	115,788
2004
Net sales
Domestic	347,395	381,186	728,581
Export	1,700	38,346	40,046
Total	349,095	419,532	768,627
Operating income	58,168	59,719	117,887
Depreciation	3,702	4,384	8,086
Long-lived assets	68,036	51,061	119,097

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Novamerican Steel Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Novamerican Steel Inc. and Subsidiaries referred to in our report dated December 19, 2006, which is included in the Annual Report for the year ended November 25, 2006 on Form 20-F. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a  whole. Schedule II, also included in the Annual Report, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated  in all material respects in relation to the basic financial statements taken as a whole.

Chartered Accountants

Montréal, Canada
December 19, 2006

Schedule II

NOVAMERICAN STEEL INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands of U.S. dollars)

	Balance at beginning of year	Additions charged to expenses	Deductions	Balance at end of year
Description	$	$	$	$
Allowance for doubtful accounts
Year ended November 25, 2006	3,399	1,739	1,431	3,707
Year ended November 26, 2005	3,622	1,585	1,808	3,399
Year ended November 27, 2004	1,950	3,638	1,966	3,622

ITEM 19  EXHIBITS

Exhibit No.		Description of Exhibit
1.1	(a)	Articles of Incorporation.
1.2	(a)	By-laws.
2.1	(a)	Specimen of Certificate Representing Common Shares.
4.1	(b)	1997 Share Option Plan.
4.2	(c)	Formation and Operating Agreement, dated February 2, 2000, of BethNova Tube, LLC.
4.3	(d)	$40,000,000 Revolving Credit Facility dated April 6, 2001.
4.4	(e)	$53,000,000 Term Loan Facility dated April 6, 2001.
4.5	(f)	First Amendment to $53,000,000 Term Loan Facility dated November 22, 2005.
4.6	(g)	Fourth Amendment to $40,000,000 Revolving Credit Facility dated November 22, 2005.
8.1		Subsidiaries of the Company.
10.1		Consent of Raymond Chabot Grant Thornton.
11.1	(h)	Code of Business Conduct and Ethics.
12.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a)              Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A, filed on October 20, 1997.

(b)             Incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-8, filed on May 12, 1999.

(c)              Incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed on March 1, 2001.

(d)             Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, filed on February 20, 2002.

(e)              Incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, filed on February 20, 2002

(f)               Incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed on February 25, 2004.

(g)              Incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on February 22, 2006.

(h)             Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on February 22, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report its behalf.

NOVAMERICAN STEEL INC. (Registrant)
Dated: February 22, 2007	By:	/s/ Lawrence P. Cannon
Lawrence P. Cannon, CA, MBA
Vice President and
Chief Financial Officer